 As filed with the Securities and Exchange Commission on October 16, 2000

                                                Registration No. 333-45926
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                       DIGITAL GENERATION SYSTEMS, INC.
            (Exact Name of Registrant as Specified in its Charter)
       California                    7319                    94-3140772
     (State or Other           (Primary Standard          (I.R.S. Employer
      Jurisdiction                Industrial             Identification No.)
   of Incorporation or        Classification Code
      Organization)                 Number)
                                --------------
                   5221 North O'Connor Boulevard, Suite 950
                               Irving, TX 75039
                                (972) 402-4800
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Office)
                                --------------
                               Matthew E. Devine
                            Chief Executive Officer
                   5221 North O'Connor Boulevard, Suite 950
                               Irving, TX 75039
                                (972) 402-4800
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent for Service)
                                --------------
                                  Copies to:

     David R. Earhart, Esq.              Robert M. Smith, Esq.              Eric L. Bernthal, Esq.
     Gardere & Wynne, L.L.P.              Dewey Ballantine LLP                 Latham & Watkins
         1601 Elm Street              800 Menlo Avenue, Suite 215       1001 Pennsylvania Avenue, N.W.
      Dallas, TX 75201-4761               Menlo Park, CA 94005              Washington, D.C. 20004
         (214) 999-3000                      (650) 462-7444                     (202) 637-2200

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger of SG Nevada Merger Sub Inc. ("SG Nevada"), a Nevada corporation and a newly formed, wholly-owned subsidiary of Digital Generation Systems, Inc. ("DG Systems"), with and into StarGuide Digital Networks, Inc. ("StarGuide"), a Nevada corporation, pursuant to the Agreement and Plan of Merger, dated as of July 7, 2000, as may be amended and restated from time to time, by and among DG Systems, SG Nevada and StarGuide, described in the enclosed Proxy Statement/Prospectus, have been satisfied or waived.

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                --------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on the date that the Commission, acting under
Section 8(a), determines.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               [DG SYSTEMS LOGO]

                 MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

                                                          October 20, 2000

Dear Fellow Shareholder:

  The Board of Directors of Digital Generation Systems, Inc. has unanimously approved a merger agreement, which provides for the merger of SG Nevada Merger Sub Inc., a wholly-owned subsidiary of DG Systems, with and into StarGuide Digital Networks, Inc. In this merger, the holders of StarGuide common stock will receive for each share of StarGuide common stock approximately 1.6983 shares of DG Systems common stock, and the holders of DG Systems common stock will continue to hold their shares. Upon consummation of the merger, holders of StarGuide common stock will own approximately 59.25% of DG Systems on a fully-diluted basis, and the holders of DG Systems common stock prior to the merger will own approximately 40.75% of DG Systems on a fully-diluted basis. We describe in detail the terms of the merger in the accompanying proxy statement/prospectus under the caption "THE MERGER," on page 32 which we urge you to read carefully.

  Before we can proceed with the merger, the shareholders of DG Systems must vote in favor of the proposed transaction. You should carefully consider the risk factors beginning on page 14 of this proxy statement/prospectus before voting your DG Systems shares.

  Upon the recommendation of a special committee appointed by the DG Systems Board of Directors, the DG Systems Board of Directors has unanimously adopted and approved the merger agreement and the merger and recommends that the shareholders vote FOR the adoption and approval of the merger agreement and the merger. At the annual meeting of our shareholders, you will have the opportunity to vote on the proposal. You may vote on the proposal at the annual meeting either in person or by using the enclosed proxy card. We will hold the annual meeting on November 21, 2000 at 10:00 a.m., local time, at the La Cima Club, 5215 North O'Connor Boulevard, Suite 2600, Irving, Texas, 75039.

  Your vote is very important. Whether or not you plan to attend the annual meeting, please take the time to vote your shares. You may vote your shares by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope.

                                          Sincerely,

                                          /s/ Scott K. Ginsburg

                                          Scott K. Ginsburg
                                          Chairman of the Board

  This proxy statement/prospectus is dated October 20, 2000, and we first mailed this proxy statement/prospectus to shareholders of DG Systems on or about October 20, 2000.

                     REFERENCES TO ADDITIONAL INFORMATION

  This document incorporates important business and financial information about DG Systems from documents that DG Systems filed with the Securities and Exchange Commission and that DG Systems has not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from DG Systems at the following address:

                       Digital Generation Systems, Inc.
                              Investor Relations
                   5221 North O'Connor Boulevard, Suite 950
                              Irving, Texas 75039
                                (972) 402-4800

  To obtain timely delivery of requested documents prior to the annual meeting of DG Systems shareholders, you must request documents no later than November 10, 2000. If you request any incorporated documents, we will mail the documents you request by first class mail, or another equally prompt means, by the next business day after we have received your request.

  See "WHERE YOU CAN FIND MORE INFORMATION" for more information about the documents incorporated by reference in this proxy statement/prospectus.

                       DIGITAL GENERATION SYSTEMS, INC.
                         5221 NORTH O'CONNOR BOULEVARD
                              IRVING, TEXAS 75039

                               ----------------

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                     TO BE HELD ON NOVEMBER 21, 2000

To the Shareholders of Digital Generation Systems, Inc.:

  We will hold the annual meeting of the shareholders of Digital Generation Systems, Inc., a California corporation, on November 21, 2000 at 10:00 a.m., local time, at the La Cima Club, 5215 North O'Connor Boulevard, Suite 2600, Irving, Texas 75039, for the following purposes:

  1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of July 7, 2000, by and among Digital Generation Systems, Inc., SG Nevada Merger Sub Inc., and StarGuide Digital Networks, Inc., under which, among other things, SG Nevada, a wholly-owned subsidiary of DG Systems, would merge with and into StarGuide, and holders of StarGuide common stock would receive for each share of StarGuide common stock approximately 1.6983 shares of DG Systems common stock. Upon consummation of the merger, shareholders of StarGuide common stock will own approximately 59.25% of DG Systems on a fully-diluted basis.

  2. To consider and vote upon a proposal to approve the reincorporation of DG Systems from California to Delaware;

  3. To consider and vote upon a proposal to amend the articles of incorporation to increase the number of authorized shares of common stock to 200,000,000 in the event the proposal to reincorporate as a Delaware corporation is not approved;

  4. To consider and vote upon a proposal to approve an amendment to the 1992 stock option plan to increase the number of shares available for issuance thereunder;

  5. To ratify the selection of KPMG LLP as auditors for the fiscal year ending December 31, 2000;

  6. To elect a board of directors for the ensuing year; and

  7. To transact such other business as may properly come before the annual meeting or any adjournment or postponement.

  We describe each proposal more fully in the accompanying proxy statement/prospectus, which you should read in its entirety before voting. A copy of the merger agreement is set forth as Appendix A to the accompanying proxy statement/prospectus.

  Upon the recommendation of a special committee appointed by the DG Systems Board of Directors, the DG Systems Board of Directors has unanimously approved the merger agreement and recommends that you vote FOR approval and adoption of the merger agreement. The approval and adoption of the merger agreement will require the affirmative vote of the holders of a majority of the outstanding shares of DG Systems common stock. The DG Systems Board of Directors also recommends that you vote FOR the proposal to reincorporate as a Delaware corporation, the proposal to amend the articles of incorporation, the proposal to approve an amendment to the 1992 stock option plan, the proposal to ratify the selection of KPMG LLP as auditors, and the election of the nominees of the Board of Directors for election as directors as set forth in the accompanying proxy statement/prospectus.

  The close of business on October 16, 2000 has been fixed by the DG Systems Board of Directors as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting or any adjournment or postponement thereof. Only holders of record of DG Systems common stock at the close of business on the record date may vote at the annual meeting. A list of such shareholders will be at DG Systems, located at 5221 North O'Connor Boulevard, Suite 950, Irving, Texas, during ordinary business hours for the ten-day period prior to the annual meeting.

  All shareholders are cordially invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it is voted at the annual meeting. Executed proxies with no instructions indicated thereon will be voted "FOR" approval and adoption of the merger agreement, the proposal to reincorporate as a Delaware corporation, the proposal to amend the articles of incorporation, the proposal to approve an amendment to the 1992 stock option plan, the proposal to ratify the selection of KPMG LLP as auditors for the fiscal year ending December 31, 2000, each of the nominees for director as set forth in the accompanying proxy statement/prospectus, and, in the discretion of the proxy holders, on each of the other proposals that may properly come before the annual meeting.

                                          By Order of the Board of Directors,

                                          /s/ Omar A. Choucair
                                          Omar A. Choucair
                                          Chief Financial Officer and
                                           Secretary

Irving, Texas

October 20, 2000

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................   1
SUMMARY...................................................................   4
SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA FINANCIAL DATA.......   8
  DG Systems Selected Historical Financial Data...........................   8
  StarGuide Selected Historical Financial Data............................   9
  Selected Pro Forma Condensed Consolidated Financial Data................  11
COMPARATIVE PER SHARE DATA................................................  12
MARKET PRICE INFORMATION..................................................  13
RISK FACTORS..............................................................  14
  Risks Relating to the Merger............................................  14
  Risks Relating to DG Systems............................................  17
  Risks Relating to StarGuide.............................................  24
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS................  31
THE MERGER................................................................  32
  Background of the Merger................................................  32
  Recommendation of the Board of Directors of DG Systems; DG Systems'
   Reasons for the Merger.................................................  34
  Opinion of Financial Advisor to DG Systems..............................  36
  Analysis of StarGuide...................................................  38
  Analysis of DG Systems..................................................  39
  Pro Forma Merger Analysis...............................................  40
  Recommendation of the Board of Directors of StarGuide; StarGuide's
   Reasons for the Merger.................................................  42
  Opinion of Financial Advisor to StarGuide...............................  43
  Interests of Executive Officers and Directors of DG Systems and
   StarGuide in the Merger................................................  47
  Directors of DG Systems Following the Merger............................  49
  Certain Fees Associated with the Merger.................................  50
  Accounting Treatment....................................................  50
  Material United States Federal Income Tax Consequences of the Merger....  50
  Regulatory Approvals....................................................  52
  Dissenters' Rights......................................................  52
  Resales of DG Systems Common Stock Issued in Connection with the Merger;
   Affiliate Agreements...................................................  54
COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
 STATEMENTS...............................................................  55
THE MERGER AGREEMENT......................................................  64
  General.................................................................  64
  The Merger..............................................................  64
  Effective Time and Closing of the Merger................................  65
  Procedure to Exchange Certificates......................................  65
  Dissenting Shares.......................................................  66
  Employee Stock Options and Equity Incentives............................  66
  Conversion of StarGuide Common Stock Equivalents........................  66
  Representations and Warranties..........................................  67
  Covenants Relating to Conduct of Business...............................  68
  No Solicitation.........................................................  70


  Superior Proposal........................................................  70
  Additional Agreements....................................................  70
  Conditions Precedent to the Merger.......................................  73
  Termination; Amendment and Waiver........................................  75
ADDITIONAL AGREEMENTS......................................................  76
  Lock-up Agreements.......................................................  76
  Voting Agreements........................................................  76
THE DG SYSTEMS ANNUAL MEETING..............................................  78
  Date, Time, Place........................................................  78
  Purpose Of Meeting.......................................................  78
  Voting Rights And Solicitation Of Proxies................................  78
  Proposal to Approve Reincorporation of DG Systems........................  80
  Proposal to Amend Articles of Incorporation..............................  84
  Proposal to Amend the 1992 Stock Option Plan.............................  85
  Proposal to Ratify Accountants...........................................  89
  Proposal To Elect Directors..............................................  90
  Executive Officers and Directors of DG Systems...........................  91
  Executive Compensation And Related Information...........................  93
  Option Grants In Last Fiscal Year........................................  94
  Aggregate Option Exercises In Last Fiscal Year And Fiscal Year-End Option
   Values..................................................................  94
  Employment Contracts and Change in Control Arrangements..................  95
  Compensation Committee Report............................................  95
  Compensation Committee Interlocks And Insider Participation..............  97
  Stock Performance Table..................................................  97
  Security Ownership of Certain Beneficial Owners and Management...........  99
  Certain Relationships And Related Transactions........................... 100
DG SYSTEMS BUSINESS........................................................ 101
  Industry Background...................................................... 101
  The Company.............................................................. 102
  Products and Services.................................................... 103
  The DG Systems Network................................................... 105
  Markets and Customers.................................................... 107
  Sales, Marketing and Customer Service.................................... 108
  Competition.............................................................. 109
  Intellectual Property and Proprietary Rights............................. 110
  Employees................................................................ 110
  Properties............................................................... 111
  Legal Proceedings........................................................ 111
  DG Systems' Management's Discussion and Analysis of Financial Condition
   and Results of Operations............................................... 111
STARGUIDE BUSINESS......................................................... 119
  Overview................................................................. 119
  StarGuide Digital Information Distribution............................... 119
  StarGuide Strategy....................................................... 122
  CoolCast(TM)............................................................. 123
  Musicam Express.......................................................... 128
  Sales and Marketing...................................................... 128
  Competition.............................................................. 129

  Research and Development................................................. 129
  Proprietary Rights....................................................... 130
  Employees................................................................ 130
  Properties............................................................... 130
  Legal Proceedings........................................................ 130
  StarGuide's Management's Discussion and Analysis of Financial Condition
   and Results of Operations............................................... 131
DESCRIPTION OF DG SYSTEMS CAPITAL STOCK.................................... 135
  General.................................................................. 135
  Common Stock............................................................. 135
  Preferred Stock.......................................................... 135
DESCRIPTION OF DG SYSTEMS WARRANTS......................................... 137
DESCRIPTION OF STARGUIDE WARRANTS.......................................... 137
COMPARISON OF SHAREHOLDER RIGHTS........................................... 138
LEGAL MATTERS.............................................................. 151
EXPERTS.................................................................... 151
DG SYSTEMS SHAREHOLDER PROPOSALS........................................... 151
WHERE YOU CAN FIND MORE INFORMATION........................................ 152
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS................................. F-1
AGREEMENT AND PLAN OF MERGER............................................... A-1
OPINION OF CHASE SECURITIES INC............................................ B-1
OPINION OF MORGAN STANLEY & CO. INCORPORATED............................... C-1
SECTIONS 92A.300 THROUGH 92A.500 OF THE NEVADA REVISED STATUTES............ D-1
FORM OF DELAWARE CERTIFICATE OF INCORPORATION OF DIGITAL
 GENERATION SYSTEMS, INC. ................................................. E-1

                    QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:    What is the proposed transaction?

A: SG Nevada, a wholly-owned subsidiary of DG Systems, will merge with and into StarGuide, after which StarGuide will continue as a wholly-owned subsidiary of DG Systems. The holders of StarGuide common stock, irrespective of the class of common stock held, will receive for each share of StarGuide common stock approximately 1.6983 shares of DG Systems common stock, so that after the merger, holders of StarGuide common stock will own approximately 59.25% of DG Systems on a fully-diluted basis. Holders of DG Systems common stock before the merger will continue to hold their shares following the merger, when they will collectively own approximately 40.75% of DG Systems on a fully-diluted basis.

Q:    When do you expect to complete the merger?

A: We expect to complete the merger as soon as possible following the DG Systems annual meeting. Because the merger is subject to governmental approvals, however, we cannot predict the exact timing.

Q: What will I receive for one share of StarGuide common stock as a StarGuide shareholder?

A: Each share of StarGuide common stock you own will be converted into and exchanged for approximately 1.6983 shares of DG Systems common stock. This is the merger consideration. DG Systems will not issue fractional shares to you. Instead, DG Systems will pay you cash for any fractional shares of DG Systems common stock you otherwise would have received.

Q: Will I be able to trade the DG Systems common stock that I receive in the merger?

A: Yes, except for certain shareholders who are affiliates of StarGuide and DG Systems or who are subject to lock-up agreements with respect to their DG Systems shares. The DG Systems common stock will be listed on the Nasdaq National Market under the symbol "DGIT."

Q:    Will my rights as a DG Systems shareholder change following the merger?

A: If the proposal to reincorporate DG Systems in Delaware is approved, your shareholder rights will be governed by Delaware law and will be subject to DG Systems' Delaware certificate of incorporation and by-laws, as described in the attached proxy statement/prospectus. If the proposal to reincorporate DG Systems in Delaware is not approved, your shareholder rights will still be governed by California law and will still be subject to DG Systems' articles of incorporation and by-laws prior to the merger, except as they may be modified as described in the attached proxy statement/prospectus.

Q: Will my rights as a StarGuide shareholder change as a result of the merger?

A: Yes. Nevada law no longer will govern your shareholder rights. As a result of the merger, your shareholder rights will be governed by California law or, if the proposal to reincorporate DG Systems in Delaware is approved, by Delaware law. In addition, once you receive shares of DG Systems common stock in exchange for your shares of StarGuide common stock, you will become a shareholder of DG Systems and DG Systems' articles of incorporation and by-laws also will govern your shareholder rights. DG Systems intends to reincorporate in Delaware or, if that proposal is not approved by the shareholders, to amend its articles of incorporation immediately prior to the merger, therefore, after the merger, DG Systems' Delaware certificate of incorporation or amended articles of incorporation and by-laws will govern your rights as a DG Systems shareholder.

Q:    How do I vote my shares of DG Systems common stock?

A: If you hold your shares of DG Systems common stock directly, you should simply indicate on your proxy card how you want to vote, and sign and mail your signed proxy card in the enclosed postage-prepaid return envelope as soon as possible to ensure representation of your shares at the annual meeting. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger agreement, the proposal to reincorporate as a Delaware corporation, the proposal to amend the articles of incorporation, each of the nominees for director as set forth in the accompanying proxy statement/prospectus, the proposal to approve an amendment to the 1992 stock option plan, to ratify the selection of KPMG LLP as auditors for the fiscal year ending December 31, 2000, and, in the discretion of the proxy holder, on each of the other proposals that may properly come before the annual meeting, except if your shares are held in a brokerage account. Shareholders may also vote in person at the annual meeting. If you send in your proxy, or attend the annual meeting in person, but abstain from voting, the effect will be to vote against the merger agreement.

Q: If my shares of DG Systems common stock are held in a brokerage account, will my broker vote my shares for me?

A: If a broker holds your shares of DG Systems common stock in "street name" or another nominee holds your shares, you must instruct your broker or nominee to vote your shares. A "broker non-vote" will be counted for purposes of determining if a quorum is present, but will not count against approval of the merger agreement. It is important, therefore, that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q:    Can I change how I vote my DG Systems common stock?

A: Yes, if you change your vote before the vote is taken at the DG Systems annual meeting. You may change your vote before the annual meeting by delivering, or instructing your broker or other nominee to deliver, a later-dated, signed proxy card to the Secretary of DG Systems, or, if you hold your shares directly, by attending the annual meeting and giving written notification of revocation to the Secretary of DG Systems, or by attending the annual meeting and voting in person, although attendance by itself will not constitute revocation of your proxy.

Q:    Should I send in my StarGuide stock certificates now?

A: No. After we complete the merger, DG Systems will send instructions to StarGuide shareholders whose shares were converted in the merger. These instructions will explain how to exchange your StarGuide share certificates for the appropriate DG Systems share certificates. DG Systems shareholders will continue to own their shares of DG Systems common stock after the merger and should continue to hold their stock certificates.

Q:    What do I need to do now?

A: Please carefully read and consider the information contained in this document. If you are currently a DG Systems shareholder, please complete, sign and mail your proxy card in the enclosed postage-prepaid return envelope as soon as possible so that your shares of DG Systems common stock may be represented at the annual meeting. In order to assure that your shares are voted, please give your proxy in accordance with the instructions on your proxy card even if you currently plan to attend the annual meeting and vote in person.

Q:    Who can help me or answer my questions?

A: If you have any questions about the merger, including how to complete and return your proxy card, or if you would like additional copies of this proxy statement/prospectus, you should contact:

For DG Systems shareholders:

                        Digital Generation Systems, Inc.
                    5221 North O'Connor Boulevard, Suite 950
                                Irving, TX 75039
                          Attention: Omar A. Choucair
                                 (972) 402-4800

For StarGuide shareholders:

                        StarGuide Digital Networks, Inc.
                       300 East Second Street, Suite 1310
                                 Reno, NV 89509
                          Attention: Jeffrey Dankworth
                                 (775) 686-5050

                                    SUMMARY

  This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. For a more complete description of the legal terms of the merger, you should carefully read the rest of this document and the other documents to which we refer. See "WHERE YOU CAN FIND MORE INFORMATION" on page
153. We have included page references in parentheses to direct you to a more complete description of the topics presented in this summary.

The Companies (See Page 102)

     Digital Generation Systems, Inc.
     5221 North O'Connor Boulevard, Suite 950
     Irving, Texas 75039
     Telephone: (972) 402-4800

  DG Systems is a leading provider of electronic and physical distribution and post-production services for audio and video content to advertising agencies, production studios and broadcast stations throughout the United States and parts of Canada. DG Systems has developed a digital network, providing high-quality, cost-effective and reliable electronic transmission of audio and video spots to and from both advertisers and broadcasters. DG Systems also provides audio and video duplication services and a variety of other post-production services through its facilities in New York, Chicago, Louisville, Los Angeles and Vancouver.

     StarGuide Digital Networks, Inc.
     300 East Second Street, Suite 1510
     Reno, Nevada 89509
     Telephone: (775) 686-5050

  StarGuide is a leading designer of high-speed digital audio information transmission and distribution systems. Through StarGuide's proprietary store-and-forward system, Transportal 2000(TM), StarGuide has developed a high-speed electronic media delivery system serving the broadcast industry. StarGuide also seeks to become a leading provider of Internet-related video and content delivery through its proprietary CoolCast(TM) system. CoolCast(TM) allows viewers to access high-quality audio and video streaming content through their personal computers.

Summary of Transaction (See Page 64)

  In the merger, SG Nevada will merge with and into StarGuide. As a result, SG Nevada will cease to exist as a separate corporate entity and StarGuide will continue as the surviving corporation and a wholly-owned subsidiary of DG Systems. Immediately after the merger, current StarGuide shareholders will own approximately 59.25% of DG Systems' approximately 86.8 million post-merger, fully-diluted outstanding shares, while existing DG Systems shareholders will own approximately 40.75%.

  In the merger, each holder of StarGuide common stock will receive approximately 1.6983 shares of DG Systems common stock, regardless of the class of StarGuide common stock held, for each share of StarGuide common stock.

DG Systems Annual Meeting (See Page 78)

  DG Systems will hold its annual meeting on November 21, 2000 at 10:00 a.m., local time, at the La Cima Club, 5215 North O'Connor Boulevard, Suite 2600, Irving, Texas 75039. At the annual meeting, DG Systems will ask its shareholders to consider and vote upon proposals to approve and adopt the merger agreement, to reincorporate in Delaware, to amend its articles of incorporation, to elect a board of directors for the ensuing year, to approve an amendment to the 1992 stock option plan, to ratify the selection of KPMG LLP as auditors for the fiscal year ending December 31, 2000 and other matters that may properly come before the annual meeting or any postponements or adjournments of the meeting.

Record Date; Voting Power (See Page 78)

  DG Systems shareholders are entitled to one vote per share of common stock held on the record date. Only holders of DG Systems common stock at the close of business on October 16, 2000 will receive notice of and may vote at the DG Systems annual meeting. On that date, there were 100 holders of record holding 28,210,394 shares of DG Systems common stock outstanding.

Vote Required (See Page 79)

  The affirmative vote of the holders of record of a majority of the outstanding shares of DG Systems common stock is required to approve and adopt the merger agreement, assuming the presence of a quorum.

  Certain holders of DG Systems common stock, holding approximately 43% of all outstanding DG Systems common stock, have entered into voting agreements that obligate them to vote these shares in favor of approval and adoption of the merger agreement, unless the merger agreement is terminated. Scott K. Ginsburg, as a shareholder and as the trustee of a voting trust holding voting control of approximately 94% of all shares of StarGuide common stock, also has entered into a voting agreement that obligates him to vote these shares in favor of approval and adoption of the merger agreement, unless the merger agreement is terminated.

Recommendation to DG Systems Shareholders (See Page 34)

  Upon the recommendation of a special committee appointed by the DG Systems board of directors, the DG Systems board of directors has unanimously concluded that the merger agreement and the merger are fair to, and in the best interests of, the DG Systems shareholders, and recommends that the shareholders vote in favor of approval and adoption of the merger agreement.

Interests of Officers and Directors in the Merger (See Page 47)

  Some members of DG Systems' management and the DG Systems board of directors have interests in the merger that are different from, or in addition to, the interests of the DG Systems shareholders generally. In addition, some members of StarGuide's management and the StarGuide board of directors have interests in the merger that are different from, or in addition to, the interests of the StarGuide shareholders generally. Each of the DG Systems board and the StarGuide board was aware of these interests and considered them, among other matters, when they voted to approve and adopt the merger agreement.

Completion of the Merger (See Page 73)

  To complete the merger, a number of conditions must be satisfied. These include:

  . Holders of a majority of the outstanding shares of DG Systems common stock and holders of a majority of the StarGuide common stock will have voted to approve the merger agreement;

  . Nasdaq will have authorized for listing the DG Systems common stock issuable in the merger;

  . There shall not have been any action by any governmental entity or law challenging or preventing the merger;

  . The waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will have expired;

  . Each of the parties will have performed each of its covenants and agreements contained in the merger agreement, and each of the representations and warranties of the parties contained in the merger agreement will be true and correct;

  . The counsel of each of DG Systems and StarGuide will have delivered legal opinions stating that the merger will qualify as a reorganization under the Internal Revenue Code; and

  . Holders of not more than 10% of the shares of StarGuide common stock, on a fully-diluted, as-converted basis, issued and outstanding at the time of the merger will have exercised their appraisal rights.

  DG Systems or StarGuide, as applicable, may waive the conditions to the completion of the merger to the extent that a waiver would be permitted by law. If either party waives any condition relating to the tax opinions or any other material condition to the merger, we will amend this proxy statement/ prospectus and resolicit the votes of the DG Systems shareholders.

Termination of the Merger Agreement (See Page 75)

  The merger agreement may be terminated and abandoned:

  .  by the written consent of all parties to the merger;

  . by any party if the merger has not occurred on or prior to December 31, 2000;

  . by StarGuide if the DG Systems' board of directors agrees to accept a superior proposal;

  . by DG Systems if its special committee recommends acceptance of a superior proposal and its board of directors enters into an agreement regarding that superior proposal and further recommends DG Systems' shareholders to approve the proposal, subject to payment of a $7.5 million termination fee;

  . by StarGuide if prior to the merger more than 50% of DG Systems' outstanding common stock has been transferred to, or tendered for, by entities other than DG Systems shareholders as of the merger agreement date;

  . by any party, upon failure of satisfaction of a closing condition, so long as such failure is not caused by the party seeking to terminate or as a result of such party's breach of any representation or warranty; and

  .  by any party, if any final governmental order prohibits the merger.

Fees and Expenses (See Page 71)

  If the merger is consummated, DG Systems will pay the costs, expenses and fees incurred by both parties in connection with the merger. If the merger is not consummated, for any reason other than DG Systems terminating the merger agreement because of receipt of a superior proposal, each party will pay its own costs, expenses and fees.

Accounting Treatment (See Page 50)

  The parties will account for the merger by using the purchase method of accounting in accordance with generally accepted accounting principles. The purchase method accounts for a merger as an acquisition of one company by another. Based on the exchange ratio, StarGuide shareholders will obtain a majority of the voting interest of the combined company and therefore will be treated as the accounting acquirer. See "COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

Fairness Opinions of Financial Advisors (See Page 36 and Page 43)

  DG Systems' financial advisor, Chase Securities Inc., has given a written opinion to the special committee of DG Systems board of directors that, as of July 7, 2000, the exchange ratio is fair, from a financial point of view, to DG Systems and its shareholders. This opinion is subject to the qualifications and limitations referred to in the opinion. This opinion appears as Appendix B to this proxy statement/prospectus. We urge you to read this opinion carefully and in its entirety.

  StarGuide's financial advisor, Morgan Stanley & Co. Incorporated, delivered an opinion to the StarGuide board of directors that, as of July 7, 2000, the consideration to be received by holders of shares of StarGuide common stock pursuant to the merger agreement is fair from a financial point of view to such holders. This opinion is subject to the qualifications and limitations referred to in the opinion. This opinion appears as Appendix C to this proxy statement/prospectus. We urge you to read this opinion carefully and in its entirety.

Material United States Federal Income Tax Consequences (See Page 50)

  DG Systems Shareholders. DG Systems shareholders will not receive anything upon consummation of the merger and will not recognize any gain or loss for United States federal income tax purposes.

  StarGuide Shareholders. The merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code, and it is a condition to closing the transaction that legal counsel to DG Systems and StarGuide, respectively, deliver opinions that the merger will constitute a reorganization within the meaning of Section 368(a). If the merger constitutes a reorganization within the meaning of Section 368(a), StarGuide shareholders participating in the transaction will not recognize gain or loss for United States federal income tax purposes with respect to DG Systems common stock received in the merger, although StarGuide shareholders will recognize gain or loss with respect to any cash received for fractional shares.

  Tax matters are very complicated, and the tax consequences of the merger to a particular StarGuide shareholder will depend on the facts of the shareholder's own situation. Each shareholder should consult his own tax advisor for a full understanding of the tax consequences to him.

Dissenters' Rights (See Page 52 and Appendix D)

  The holders of StarGuide common stock are entitled to dissenters' or appraisal rights in connection with the merger under applicable Nevada law. The holders of DG Systems common stock are not entitled to dissenters' or appraisal rights in connection with the merger under applicable California law.

      SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

DG Systems Selected Historical Financial Data

  The following selected historical consolidated financial data should be read in conjunction with DG Systems' consolidated financial statements and related notes and DG Systems' "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of operations data for each of the four years ended December 31, 1998, 1997, 1996 and 1995 and the consolidated balance sheet data at December 31, 1998, 1997, 1996 and 1995 are derived from the consolidated financial statements of DG Systems, which have been audited by Arthur Andersen LLP, independent public accountants. The consolidated statement of operations data for the year ended December 31, 1999 and the consolidated balance sheet data at December 31, 1999 is derived from the consolidated financial statements of DG Systems, which were audited by KPMG LLP, independent public accountants. The summary financial data as of and for the six month periods ended June 30, 2000 and July 3, 1999 have been derived from DG Systems' unaudited financial statements, which in the opinion of DG Systems' management include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations and financial position of DG Systems, for those periods and as of those dates in accordance with generally accepted accounting principles. Historical results are not necessarily indicative of the results to be expected in the future.

 Statements of Operations:

                           Six Months
                              Ended
                         ----------------
                          June                      Year Ended December 31,
                           30,    July 3,  ---------------------------------------------
                          2000     1999     1999      1998      1997     1996     1995
                         -------  -------  -------  --------  --------  -------  -------
                                   (in thousands, except per share data)
Revenues................ $26,250  $23,580  $48,724  $ 41,270  $ 29,175  $10,523  $ 5,144
Costs and expenses:
  Delivery and material
   costs................   7,213    9,308   17,857    14,630    11,334    3,084    1,810
  Customer operations...   8,237    7,528   15,138    14,780    11,388    4,164    2,974
  Sales and marketing...   2,273    2,651    4,818     4,970     4,417    3,998    3,406
  Research and
   development..........   1,634    1,292    2,577     2,780     2,473    2,092    1,590
  General and
   administrative.......   4,055    2,609    6,552     4,314     3,169    1,677    1,380
  Write down of goodwill
   and fixed assets(1)..     --       --       --     17,006       --       --       --
  Non-recurring
   charges..............     --       --       370       --        --       --       --
  Depreciation and
   amortization.........   3,199    4,925    8,591    10,266     9,306    4,331    2,345
                         -------  -------  -------  --------  --------  -------  -------
    Total expenses......  26,611   28,313   55,903    68,746    42,087   19,346   13,505
                         -------  -------  -------  --------  --------  -------  -------
Loss from operations....    (361)  (4,733)  (7,179)  (27,476)  (12,912)  (8,823)  (8,361)
Other income (expense):
  Interest income and
   other, net...........      96      153      319       253       744    1,422      417
  Interest expense......    (686)  (1,112)  (1,903)   (3,014)   (2,607)  (1,726)    (836)
                         -------  -------  -------  --------  --------  -------  -------
Net loss................ $  (951) $(5,692) $(8,763) $(30,237) $(14,775) $(9,127) $(8,780)
                         =======  =======  =======  ========  ========  =======  =======
Basic and diluted net
 loss per common
 share(2)............... $ (0.03) $ (0.21) $ (0.33) $  (1.97) $  (2.52) $  (.87) $ (9.78)
                         =======  =======  =======  ========  ========  =======  =======
Weighted average number
 of common shares
 outstanding............  27,812   26,490   26,653    16,272    11,893   10,488      898
                         =======  =======  =======  ========  ========  =======  =======

--------
(1) See Note 3 of "Notes to Consolidated Financial Statements" of DG Systems.
(2) See Note 11 of "Notes to Consolidated Financial Statements" of DG Systems.

 Balance Sheet Data:

                                                   As of December 31,
                         As of June 30, ------------------------------------------
                              2000       1999     1998    1997      1996    1995
                         -------------- ------- -------- -------  -------- -------
                                              (in thousands)
Cash, cash equivalents
 and short-term
 investments............    $ 3,204     $ 5,420 $ 13,025 $ 8,820  $ 20,597 $ 6,205
Working capital.........      6,901       1,236    7,178    (879)   14,200   4,651
Property and equipment,
 net....................      7,354       8,158   11,745  17,566    12,630   5,772
Total assets............     37,188      41,766   49,792  60,697    45,248  14,459
Long-term debt, net of
 current portion........      5,313       2,513    9,307  11,847     8,495   4,540
Shareholders' equity....     21,806      20,553   23,710  30,449    26,839   6,373

StarGuide Selected Historical Financial Data

  The following selected historical consolidated financial data should be read in conjunction with StarGuide's consolidated financial statements and related notes and StarGuide's "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of operations data for each of the years ended December 31, 1999, 1998 and 1997 and the consolidated balance sheet data at December 31, 1999 and 1998 are derived from the consolidated financial statements of StarGuide, which were audited by KPMG LLP, independent public accountants. The summary financial data as of and for the six month periods ended June 30, 2000 and 1999 have been derived from StarGuide's unaudited financial statements which in the opinion of StarGuide's management include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations and financial position of StarGuide for those periods and as of those dates in accordance with generally accepted accounting principles. Historical results are not necessarily indicative of the results to be expected in the future.

 Statements of Operations:

                         Six Months Ended
                             June 30,               Year Ended December 31,
                         -----------------  -------------------------------------------
                           2000     1999     1999     1998     1997     1996     1995
                         --------  -------  -------  -------  -------  -------  -------
                                  (in thousands, except per share data)
Revenues................ $  6,600  $ 5,326  $13,068  $11,819  $23,977  $20,729  $ 8,913
Costs and expenses:
  Cost of revenues......    4,365    3,229    8,128    8,137   14,676   13,567    5,779
  Sales and marketing...    1,172    1,967    3,209    2,965    2,823    1,944    1,946
  Research and
   development..........    1,480    1,197    3,383    2,547    2,770    1,973    1,797
  General and
   administrative.......    2,009    1,296    3,087    2,878    3,101    4,497    4,166
  Noncash stock
   compensation
   charges(1)...........   18,375      --       --       --       --       --       --
  Depreciation and
   amortization.........      433      484      973    1,267    1,014      750      457
                         --------  -------  -------  -------  -------  -------  -------
    Total expenses......   27,834    8,173   18,780   17,794   24,384   22,731   14,145
                         --------  -------  -------  -------  -------  -------  -------
Loss from operations....  (21,234)  (2,847)  (5,712)  (5,975)    (407)  (2,003)  (5,231)
Other income (expense):
  Equity in losses of
   affiliated joint
   venture..............     (829)    (673)  (3,031)  (2,282)  (3,276)  (1,563)     --
  Interest income and
   other, net...........      195       34      289       35       40       27       93
  Interest expense......      (17)    (293)    (547)    (628)    (815)    (380)    (136)
  Income tax benefit....      --       --       --       --       --       356      492
                         --------  -------  -------  -------  -------  -------  -------
Net loss................ $(21,885) $(3,779) $(9,001) $(8,850) $(4,458) $(3,563) $(4,782)
                         ========  =======  =======  =======  =======  =======  =======
Basic and diluted net
 loss per share......... $  (0.93) $ (0.17) $ (0.40) $ (0.46) $ (0.23) $ (0.19) $ (0.25)
                         ========  =======  =======  =======  =======  =======  =======
Weighted average number
 of common shares
 outstanding............   23,455   22,442   22,607   19,255   19,015   19,000   19,000
                         ========  =======  =======  =======  =======  =======  =======

--------
(1) See Note 9 of "Notes to Consolidated Financial Statements" of StarGuide.

 Balance Sheet Data:

                                                  As of December 31,
                         As of June 30, -------------------------------------------
                              2000        1999     1998     1997     1996     1995
                         -------------- --------  -------  -------  -------  ------
                                             (in thousands)
Cash and cash
 equivalents............    $ 5,455     $  2,145  $ 1,876  $   338  $   370  $  381
Working capital.........      5,725        3,259   (1,691)  (1,529)  (1,823)  2,146
Property and equipment,
 net....................        773          725      959    1,480    1,163     898
Total assets............     13,712       14,062    7,847   10,201   11,713   9,108
Long-term debt, net of
 current portion........        --         5,000    5,586    6,234    2,083   1,342
Shareholders' equity
 (deficit)..............     (6,729)     (14,675)  (5,982)  (5,634)  (1,376)  3,268

Selected Pro Forma Condensed Consolidated Financial Data

  The following unaudited selected pro forma condensed consolidated financial data give effect to the merger, accounted for as a reverse acquisition with StarGuide considered the accounting acquirer. Additionally, the pro forma condensed consolidated financial data give effect to the acquisition by StarGuide of the remaining 50% interest in Musicam Express. See "STARGUIDE BUSINESS--Musicam Express." The selected pro forma condensed consolidated balance sheet data has been prepared as if the merger and the Musicam Express acquisition occurred on June 30, 2000. The selected pro forma condensed consolidated statement of operations data has been prepared as if the merger and the Musicam Express acquisition occurred on January 1, 1999. The following financial statement data does not reflect any anticipated cost savings that may be realized by the combined company after the merger. The pro forma information does not purport to represent what the combined company's results of operations actually would have been if the transactions had occurred on the date or for the periods presented.

  The pro forma condensed consolidated financial data should be read in conjunction with the historical financial statements of StarGuide and the historical financial statements of DG Systems as well as the Combined Company Unaudited Pro Forma Condensed Consolidated Financial Statements appearing elsewhere in this proxy statement/prospectus.

                    PRO FORMA STATEMENT OF OPERATIONS DATA:
                     (in thousands, except per share data)

                                              Six Months Ended    Year Ended
                                               June 30, 2000   December 31, 1999
                                              ---------------- -----------------
Total revenues...............................     $ 33,359         $ 62,820
Loss from operations.........................      (30,622)         (34,402)
Net loss.....................................      (31,507)         (37,110)
Basic and diluted net loss per share.........        (0.46)           (0.56)

  The pro forma condensed consolidated statement of operations data (i) for 2000 include an $18.4 million charge recognized by StarGuide for noncash stock compensation charges associated with warrants and stock purchase rights, and $1.0 million for an impairment charge recognized by Musicam Express, and (ii) for 1999 include a $4.1 million impairment charge recognized by Musicam Express.

                         PRO FORMA BALANCE SHEET DATA:
                                (in thousands)

                                                                       As of
                                                                   June 30, 2000
                                                                   -------------
Cash and cash equivalents.........................................   $  8,754
Current assets....................................................     29,457
Property and equipment, net.......................................      8,692
Goodwill and other intangibles, net...............................    217,968
Total assets......................................................    256,548
Long-term debt, net of current portion............................      5,313
Shareholders' equity..............................................    201,382

                          COMPARATIVE PER SHARE DATA

  The following table summarizes certain unaudited historical per share data of DG Systems and StarGuide and the combined per share data on a pro forma basis. Neither DG Systems nor StarGuide has declared cash dividends. You should read the information below along with the Combined Company Unaudited Pro Forma Condensed Consolidated Financial Statements and the selected historical financial data included elsewhere in this proxy statement/prospectus. The pro forma condensed consolidated financial information is not necessarily indicative of the results of future operations or the actual results that would have occurred if the merger and the Musicam Express acquisition had occurred on January 1, 1999.

                                As of and for the         As of and for the
                                Six Months Ended             Year Ended
                                  June 30, 2000           December 31, 1999
                            ------------------------- -------------------------
                             Historical  Pro Forma(1)  Historical  Pro Forma(1)
                            ------------ ------------ ------------ ------------
DG Systems:
  Basic and diluted net
   loss per share..........   $ (0.03)         N/A      $ (0.33)         N/A
  Book value per share.....   $  0.77          N/A      $  0.75          N/A
StarGuide:
  Basic and diluted net
   loss per share..........   $ (0.93)     $ (0.98)     $ (0.40)     $ (0.60)
  Book value (deficit) per
   share...................   $ (0.28)     $ (0.11)     $ (0.65)         N/A
                                As of and for the         As of and for the
                                Six Months Ended             Year Ended
                                  June 30, 2000           December 31, 1999
                            ------------------------- -------------------------
                                          Equivalent                Equivalent
                             Pro Forma    Pro Forma    Pro Forma    Pro Forma
                            Combined (2) Combined (3) Combined (2) Combined (3)
                            ------------ ------------ ------------ ------------
Pro Forma Combined:
  Basic and diluted net
   loss per share..........   $ (0.46)     $ (0.78)     $ (0.56)     $ (0.95)
  Book value per share.....   $  2.94      $  4.99          N/A          N/A

--------
(1) Pro forma amounts for StarGuide give effect to the acquisition by StarGuide of the remaining 50% interest in Musicam Express as if the transaction occurred as of June 30, 2000 for book value (deficit) per share purposes and on January 1, 1999 for basic and diluted loss per share purposes.
(2) See "COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."
(3) The equivalent pro forma StarGuide combined per share amounts have been calculated by multiplying the pro forma combined per share amounts by
    1.6983. The 1.6983 value is the approximate exchange ratio in the merger agreement, which represents the number of shares of DG Systems common stock that a holder of StarGuide common stock will be entitled to receive for each share of their StarGuide common stock. The exchange ratio is subject to change based on the relative number of DG Sytems and StarGuide fully diluted shares outstanding on the effective date of the merger.

                            MARKET PRICE INFORMATION

  DG Systems' common stock has traded on the Nasdaq National Market under the symbol "DGIT" since February 6, 1996. The table below sets forth, for the periods indicated, the high and low sale closing sale prices of DG Systems common stock as reported on the Nasdaq National Market.

                                                                     DG Systems
                                                                    Common Stock
                                                                    ------------
                                                                     High   Low
                                                                    ------ -----
Fiscal 1998
First Quarter...................................................... $ 5.13 $1.56
Second Quarter..................................................... $ 4.38 $3.25
Third Quarter...................................................... $ 4.19 $2.38
Fourth Quarter..................................................... $ 5.75 $2.25
Fiscal 1999
First Quarter...................................................... $ 8.13 $3.63
Second Quarter..................................................... $ 9.00 $4.13
Third Quarter...................................................... $ 6.13 $3.38
Fourth Quarter..................................................... $ 7.56 $3.25
Fiscal 2000
First Quarter...................................................... $10.06 $6.38
Second Quarter..................................................... $ 8.25 $4.25
Third Quarter...................................................... $ 6.97 $4.13
Fourth Quarter (through October 13, 2000).......................... $ 4.69 $3.81

                                 RISK FACTORS

  You should carefully consider the following risk factors before you decide whether to vote to approve the merger agreement and the merger. You should also consider the other information in this proxy statement/prospectus and the additional information in DG Systems' other reports on file with the SEC and in the other documents incorporated by reference in this proxy statement/prospectus. See "WHERE YOU CAN FIND MORE INFORMATION" on page 153.

Risks Relating to the Merger

DG Systems' stock price is volatile and the value of the DG Systems common stock to be issued in the merger will depend on its market price at the time of the merger; no adjustment in the number of shares of DG Systems common stock to be issued in the merger will be made as a result of changes in the market price of DG Systems common stock prior to the merger.

  At the closing of the merger, each share of StarGuide common stock will be exchanged for approximately 1.6983 shares of DG Systems common stock. This exchange ratio will not be adjusted for changes in the market price of DG Systems common stock. In addition, neither DG Systems nor StarGuide may terminate or renegotiate the merger agreement, and neither StarGuide nor DG Systems may resolicit the vote of its shareholders solely because of changes in the market price of DG Systems common stock. Consequently, the specific dollar value of DG Systems common stock that StarGuide shareholders will receive upon the completion of the merger will depend on the market value of DG Systems common stock at that time and may vary from the date that any shareholder votes to approve the merger. You are urged to obtain recent market quotations for DG Systems common stock. Neither DG Systems nor StarGuide can predict or give any assurances as to the market price of DG Systems common stock at any time before or after the merger.

  The market price of DG Systems common stock, like that of the shares of many other high-technology companies, has been and is likely to continue to be volatile. Some of the factors that may cause the market price of DG Systems common stock to fluctuate significantly, include:

  .  the addition or departure of key DG Systems personnel;

  .  variations in DG Systems' quarterly operating results;

  . announcements by DG Systems or its competitors of significant contracts, new or enhanced products or service offerings, acquisitions, distribution partnerships, joint ventures or capital commitments;

  .  changes in financial estimates by securities analysts;

  .  DG Systems' sales of common stock or other securities in the future;

  . changes in market valuations of networking, Internet and telecommunications companies;

  .  fluctuations in stock market prices and trading volumes generally;

  .  sale of shares of DG Systems common stock by significant holders; and

  .  changes in general economic conditions, including interest rate levels.

If the merger's benefits do not meet the expectations of financial or industry analysts, the market price of DG Systems common stock may decline.

  The market price of DG Systems common stock may decline as a result of the merger if:

  .  the integration of DG Systems and StarGuide is unsuccessful;

  . DG Systems does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

  . the effect of the merger on DG Systems' financial results is not consistent with the expectations of financial or industry analysts.

Sales of substantial amounts of DG Systems common stock in the public market after the proposed merger could materially adversely affect the market price of DG Systems common stock.

  Based on the shares of StarGuide common stock outstanding on July 31, 2000 and assuming all outstanding options and warrants are exercised, DG Systems would issue 51,440,537 shares of DG Systems common stock to StarGuide shareholders in the merger. Approximately 23,428,457 shares of DG Systems common stock outstanding after the merger will be freely tradeable immediately following the merger and approximately 63,360,673 additional shares of DG Systems common stock outstanding after the merger will become freely tradable at various times over the 180-day lock-up period following the merger. The sale of substantial amounts of these shares (including shares issued upon exercise of outstanding options) may cause substantial fluctuations in the price of DG Systems common stock. In addition, once the lock-up period expires completely, sales of a substantial number of shares of DG Systems common stock within a short period of time could cause DG Systems' stock price to fall. The sale of these shares also could impair DG Systems' ability to raise capital through the sale of additional stock.

If the costs associated with the merger exceed the benefits realized, DG Systems may experience adverse financial results, including increased losses.

  If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to DG Systems' shareholders resulting from the issuance of shares in connection with the merger, DG Systems' financial results could be adversely affected, including increased losses.

DG Systems may not be able to enter into a merger or business combination with another party at a favorable price because of restrictions in the merger agreement.

  While the merger agreement is in effect, unless the fiduciary duties of the DG Systems board of directors otherwise require, DG Systems is prohibited from entering into or soliciting, initiating or encouraging any inquiries or proposals that may lead to a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, tender offer, sale of shares of capital stock or other similar transactions with any person other than StarGuide. As a result of this prohibition, DG Systems may not be able to enter into an alternative transaction at a favorable price.

DG Systems may not be able to obtain additional financing to satisfy its future capital expenditure needs.

  We intend to continue making capital expenditures to produce and install various equipment required by our customers to receive our services and to introduce additional services. We also expect to make capital expenditures related to the acquisition of the StarGuide business. In addition, we will continue to analyze the costs and benefits of acquiring certain additional businesses, products or technologies that we may from time to time identify, and DG Systems' related ability to finance these acquisitions. Assuming that we do not pursue one or more additional acquisitions funded by internal cash reserves, we anticipate that DG Systems' existing capital, cash from operations, and funds available under existing term loan and line of credit agreements should be adequate to satisfy DG Systems' capital requirements, including those capital requirements related to the StarGuide business, through December 31, 2000. We may require additional capital sooner than currently anticipated and may not be able to obtain additional funds adequate for our capital needs. Our capital needs depend upon numerous factors, including:

  .  the progress of DG Systems' product development activities;

  . the progress of product development activities related to StarGuide products;

  .  the cost of increasing DG Systems' sales and marketing activities; and

  .  the amount of revenues generated from operations.

  We cannot predict any of the foregoing factors with certainty. In addition, we cannot predict the precise amount of future capital that we will require, particularly if we pursue one or more additional acquisitions. Furthermore, additional financing may not be available to us, or if it is available, it may not be available on acceptable terms. Our inability to obtain financing for additional acquisitions on acceptable terms may prevent us from completing advantageous acquisitions and consequently could seriously harm DG Systems' prospects and future rates of growth. Our inability to obtain additional funding for continuing operations or an acquisition would seriously harm DG Systems' business, financial condition and results of operations. Consequently, we could be required to:

  .  significantly reduce or suspend DG Systems' operations;

  .  seek an additional merger partner; or

  . sell additional securities on terms that are highly dilutive to DG Systems' existing investors.

DG Systems' and StarGuide's officers and directors have conflicts of interest or commitments that may influence them to support or approve the merger agreement and the merger.

  The vesting of some of the options held by DG Systems' non-employee directors and a portion of the options held by DG Systems' officers will be accelerated upon completion of the merger. All of StarGuide's directors and officers will have continuing indemnification against liabilities. In addition, certain directors and officers of DG Systems are also directors and officers of StarGuide. These factors provide both DG Systems' and StarGuide's officers and directors with interests in the merger that are different from, or in addition to, yours. In addition, some directors and officers and their affiliates already have agreed to vote in favor of the merger. The directors and officers may have been more likely to vote to approve the merger agreement and the merger than if they did not have these interests. You should consider whether these interests influenced these directors and officers to support or recommend the merger. You should read more about these interests under "THE MERGER--Interests of Executive Officers and Directors of DG Systems and StarGuide in the Merger" on page 47.

Insiders will have substantial control over DG Systems after the merger which could limit others' ability to influence the outcome of key transactions, including changes in control.

  Following the merger, we anticipate that the executive officers and directors of DG Systems and their respective affiliates will own approximately 57% of DG Systems' common stock. As a result, these shareholders will be able to control or significantly influence all matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of DG Systems even if a change of control is in the best interest of all shareholders.

Uncertainties associated with the merger may cause StarGuide or DG Systems to lose key personnel.

  Current and prospective StarGuide employees may experience uncertainty about their future roles with DG Systems. DG Systems' current employees also may experience uncertainty about their future roles with DG Systems after StarGuide's integration into DG Systems. This uncertainty may adversely affect StarGuide's or DG Systems' ability to retain key management, sales, marketing and technical personnel, or to attract qualified personnel in the future.

DG Systems may face challenges in integrating DG Systems and StarGuide and, as a result, may not realize the expected benefits of the merger.

  Integrating the operations and personnel of DG Systems and StarGuide will be a complex process. DG Systems is uncertain that the integration will be completed rapidly or that it will achieve the anticipated benefits of the merger. The successful integration of DG Systems and StarGuide will require, among other things, integration of DG Systems' and StarGuide's products and services, network operations and engineering, assimilation of sales and marketing groups, integration of the companies' information and software systems, coordination of employee retention, hiring and training, and coordination of ongoing and future research and development efforts. The diversion of the attention of management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in the activities of the combined company's business. Further, the process of combining DG Systems and StarGuide could negatively affect employee morale and the ability of DG Systems to retain some of its or StarGuide's key employees after the merger.

As a result of the merger, the combined company will incur transaction costs that may exceed our estimates and significant consolidation and integration expenses that we cannot accurately estimate at this time, either of which may negatively affect DG Systems' financial condition and operating results.

  DG Systems will incur significant transaction costs as a result of the merger, including investment banking, legal and accounting fees, that may exceed our current estimates. In addition, DG Systems expects that it will incur significant consolidation and integration expenses which it cannot accurately estimate at this time. These costs could include the possible relocation of certain operations from San Francisco and Reno as well as the loss of benefits from favorable office leases. DG Systems expects that the combined company will charge consolidation and integration expenses to operations in fiscal 2000. Actual transaction costs may substantially exceed DG Systems' estimates and may have an adverse effect on DG Systems' financial condition and operating results.

Risks Relating to DG Systems

DG Systems has a history of losses and its future operating results are uncertain.

  DG Systems was founded in 1991 and has been unprofitable since its inception. We could continue to generate net losses in the near future. As of June 30, 2000, DG Systems' accumulated deficit was $100 million. Historical revenue growth rates may not be sustainable and you should not use these growth rates as an indication of future revenue growth, if any, or as an indication of future operating results. Our future success also depends in part on obtaining continued reductions in delivery and service costs, particularly DG Systems' ability to continue to automate order processing and to reduce telecommunications costs. As a result of the foregoing factors, DG Systems' revenues may not grow or may not be sustained in future periods. In addition, we may not be able to reduce delivery and service costs or achieve or sustain profitability in any future period.

DG Systems' business is highly dependent on electronic video advertising delivery service deployment.

  We have made a substantial investment in upgrading and expanding DG Systems' Network Operating Center, or "NOC", and in populating television stations with the units necessary for the receipt of electronically delivered video advertising content. However, we cannot assure you that the placement of these units will cause this service to achieve adequate market acceptance among customers that require video advertising content delivery. Our inability to place units in an adequate number of stations or DG Systems' inability to capture market share among content delivery customers, which may be the result of price competition, new product introductions from competitors or otherwise, would seriously harm DG Systems' business, operating results and financial position.

  In addition, we believe that to more fully address the needs of potential video delivery customers we will need to develop a set of ancillary services that typically are provided by dub and ship houses. These ancillary services include physical archiving, closed-captioning, modification of slates, and format conversions. We will need to provide these services on a localized basis in each of the major cities in which we provide services directly to agencies and advertisers. We currently have the capability to provide such services through DG Systems' facilities in New York, Los Angeles and Chicago. However, we may not be able to contract successfully for and provide these services in those markets or any other major metropolitan area and we may not be able to provide competitive video distribution services in other United States markets. Also, although we are taking the steps we believe are required to achieve the network capacity and scalability necessary to deliver video content reliably and cost effectively as video advertising delivery volume grows, we may not achieve such goals, and our failure to do so may seriously harm our business, operating results and financial position. In addition, we may be unable to retain current audio delivery customers or attract future audio delivery customers who may ultimately demand delivery of both media content unless we can successfully continue to develop and provide video transmission services. The failure to retain such customers could seriously harm DG Systems' results of operations and financial condition.

DG Systems' business is targeted at developing markets. If these markets do not continue to develop, or do not accept DG Systems' products and services, our business could be adversely affected.

  The market for the electronic delivery of digital audio and video transmissions by advertisers, advertising agencies, production studios, and video and music distributors to radio and television stations, is relatively new, and alternative technologies are rapidly evolving. Successful development of our target markets requires us to overcome buyer inertia related to the diffuse and relatively low level decision making regarding an agency's choice of delivery services and long-standing relationships with existing dub and ship vendors. Therefore, it is difficult to predict the rate at which the market for the electronic delivery of digital audio and video transmissions will grow, if it grows at all. If the market fails to grow, or grows more slowly than we anticipate, DG Systems' business, operating results and financial condition would be seriously harmed. Even if the market does grow, DG Systems' products and services may not achieve commercial success. Although we intend to conform DG Systems' products and services to meet existing and emerging standards in the market for the electronic delivery of digital audio and video transmissions, we may not be able to conform DG Systems' products to such standards in a timely fashion, if at all. We believe that DG Systems' future growth will depend, in part, on DG Systems' ability to add these services and additional customers in a timely and cost-effective manner. However, we may not be successful in developing such services or in obtaining new customers for such services. Furthermore, we may not be successful in obtaining a sufficient number of radio and television stations, radio and television networks, advertisers, advertising agencies, production studios, and audio and video distributors who are willing to bear the costs of expanding and increasing the integration of DG Systems' network, including DG Systems' field receiving equipment and rooftop satellite antennae.

  Our marketing efforts to date with regard to DG Systems' products and services have involved identification and characterization of specific market segments for these products and services with a view to determining the target markets that will be the most receptive to such products and services. We may not have correctly identified such markets and DG Systems' planned products and services may not address the needs of such markets. Furthermore, DG Systems' technologies, in their current form, may not be suitable for specific applications and further design modifications, beyond anticipated changes to accommodate different markets, may be necessary. Broad commercialization of DG Systems' products and services will require us to overcome significant market development hurdles, many of which we cannot predict.

DG Systems faces risks associated with being delisted from the Nasdaq National Market.

  The holders of the registered common stock of DG Systems currently enjoy a substantial benefit in terms of liquidity by having such common stock listed on the Nasdaq National Market. This benefit would be lost if we were to be delisted from the Nasdaq National Market. While we believe we are in compliance with Nasdaq's continued listing requirements and corporate governance rules, and that we will continue to be in compliance following the merger, we cannot assure you that this is the case or that we will be able to continue to have DG Systems' registered common stock listed on the Nasdaq National Market or a similar public securities exchange.

If DG Systems is not able to develop new products and services to respond to rapid technological changes, its business will be adversely affected.

  The market for the distribution of digital audio and video transmissions is characterized by rapidly changing technology. Our success will depend, in part, on the technological quality of DG Systems' products and processes relative to those of DG Systems' competitors and DG Systems' ability to develop and introduce new and enhanced products and services at competitive prices and in a timely and cost-effective fashion. Our development efforts have been focused on:

  .  satellite transmission technology;

  .  internet transmission technology;

  .  video compression technology;

  .  TV station systems interfaces; and

  .  reliability and throughput enhancements to our network.

  The growth of DG Systems' electronic video delivery services also depends on DG Systems' ability to obtain reliable and cost-effective satellite delivery capability. Development efforts in satellite transmission technology are oriented to development and deployment of software to lower transmission costs and increase delivery reliability. Development efforts in video compression technology are directed toward integration of emerging broadcast quality compression systems within DG Systems' existing network, thereby continuing to improve picture quality while maintaining compliance with industry standards. TV station system interface implementation includes various system control protocols and improvements of the system throughput and reliability. We have an agreement with Hughes Network Systems, Inc. giving us access to their satellite capacity for electronic delivery of digital audio and video transmissions by satellite. We have developed and incorporated the software designed to enable some of our current video delivery systems to receive digital satellite transmissions over the Hughes satellite system. However, the Hughes satellite system may not have the capacity to meet DG Systems' future delivery commitments and broadcast quality requirements on a cost-effective basis, if at all.

  The introduction of new products can render existing products obsolete or unmarketable. We may not be successful in identifying, developing, contracting for the manufacture of, and marketing product enhancements or new products that respond to technological change. In addition, we may experience difficulties that could delay or prevent the successful development, introduction and marketing of any new products or product enhancements, and these products may not adequately meet the requirements of the marketplace and achieve market acceptance. If we experience delays in introducing new products and services or enhancements to existing products and services our customers may begin to use products and services of our competitors resulting in a loss of revenue. If we are unable to develop and introduce new products and services or enhancements of existing products and services in a timely manner and with a significant degree of market acceptance, our business, financial condition and results of operations will be seriously damaged.

DG Systems' business is highly dependent on radio and television advertising; if demand for, or margins from, our radio and television advertising delivery services declines, our business will be adversely affected.

  We expect that a significant portion of our revenues will continue to be derived from the delivery of radio and television advertising spots from advertising agencies, production studios and dub and ship houses to radio stations in the United States. A decline in demand for, or average selling prices of, DG Systems' radio and television advertising delivery services for any of the following reasons, or otherwise, would seriously harm DG Systems' business, financial condition and results of operations:

  .  competition from new advertising media;

  .  new product introductions or price competition from competitors;

  . a shift in purchases by customers away from DG Systems' premium services; and

  .  a change in the technology used to deliver such services.

  Additionally, we are dependent on our relationship with the radio and television stations in which we have installed communications equipment. Should a substantial number of these stations go out of business, experience a change in ownership, or discontinue the use of DG Systems' equipment in any way, it would seriously harm DG Systems' business, financial condition and results of operations.

If DG Systems is not able to maintain and improve service quality, its business and results of operations will be adversely affected.

  We depend on making cost-effective deliveries to broadcast stations within the time periods requested by our customers. If we are unsuccessful, for whatever reason, a station might be prevented from selling air-time which it otherwise could have sold. Although we disclaim any liability for lost air-time, stations may nevertheless assert claims for lost air-time in these circumstances and dissatisfied advertisers may refuse to make further deliveries through DG Systems in the event of a significant occurrence of lost deliveries, either of which would seriously harm DG Systems' business, financial condition and results of operations. Although we maintain insurance against business interruption, such insurance may not be adequate to protect us from significant loss in these circumstances or from the effects of a major catastrophe (such as an earthquake or other natural disaster) which could result in a prolonged interruption of DG Systems' business. In particular, DG Systems' NOC is located in the San Francisco Bay area, which has in the past and may in the future experience significant, destructive seismic activity that could damage or destroy DG Systems' network operating center. In addition, our ability to make deliveries to stations within the time periods requested by customers depends on a number of factors, some of which are outside of our control, including:

  .  equipment failure;

  .  interruption in services by telecommunications service providers; and

  . our inability to maintain our installed base of audio and video units that comprise our distribution network.

  Failure to make timely deliveries for whatever reason could result in dissatisfied advertisers refusing to make further deliveries through DG Systems, which would seriously harm DG Systems' business, financial condition and results of operations.

The markets in which DG Systems operates are highly competitive and DG Systems may be unable to compete successfully against new entrants and established companies with greater resources.

  DG Systems currently competes in the market for the distribution of audio advertising spots to radio stations and the distribution of video advertising spots to television stations. The principal competitive factors affecting these markets are ease of use, price, timeliness and accuracy of delivery. We compete with a variety of dub and ship houses and production studios that have traditionally distributed taped advertising spots via physical delivery. Although such dub and ship houses and production studios generally do not offer electronic delivery, they have long-standing ties to local distributors that may be difficult for us to replace. Some of these dub and ship houses and production studios have greater financial, distribution and marketing resources and have achieved a higher level of brand recognition than we have.

  In the market for the distribution of video content to television stations, we encounter competition from numerous large and small dub and ship houses and production studios, certain of which currently function as marketing partners with DG Systems in the audio distribution market.

  To the extent that we are successful in entering new markets, such as the delivery of other forms of content to radio and television stations, we would expect to face competition from companies in related communications markets and/or package delivery markets. Some of these companies in related markets could offer products and services with functionality similar or superior to ours. Telecommunications providers such as AT&T, MCI Worldcom and regional Bell operating companies could also enter the market as competitors with materially lower electronic delivery transportation costs. We could also face competition from entities with package delivery expertise such as Federal Express, United Parcel Service, DHL and Airborne Express if any such companies enter the electronic data delivery market. Radio networks such as ABC or Westwood One could also become competitors by selling and transmitting advertisements as a complement to their content programming.

  Many of DG Systems' current and potential competitors in the markets for audio and video transmissions have substantially greater financial, technical, marketing and other resources and larger installed customer bases than DG Systems. We may not be able to compete successfully against current and future competitors based on these and other factors. We expect that an increasingly competitive environment will result in price reductions that could result in lower profits and loss of market share, all of which would seriously harm DG Systems' business, financial condition and results of operations. Moreover, the market for the distribution of audio and video transmissions has become increasingly concentrated in recent years as a result of acquisitions, which are likely to permit many of DG Systems' competitors to devote significantly greater resources to the development and marketing of new competitive products and services. We expect that competition will increase substantially as a result of these and other industry consolidations and alliances, as well as the emergence of new competitors. Accordingly, we may not be able to compete successfully with new or existing competitors, and the effects of such competition could seriously harm DG Systems' business, financial condition and results of operations.

Any failure by DG Systems to manage its growth could adversely affect its business.

  We have experienced rapid growth over the past several years that has resulted in new and increased responsibilities for management personnel and that has placed and continues to place a significant strain on DG Systems' operating, management and financial systems and resources. To accommodate this growth and to compete effectively and manage future growth, if any, we must continue to implement and improve DG Systems' operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage DG Systems' work force.

  Our personnel, systems, procedures and controls may not be adequate to support DG Systems' existing and future operations. Any failure to implement and improve DG Systems' operational, financial and management systems or to expand, train, motivate or manage DG Systems' employees could seriously harm DG Systems' business, financial condition and results of operations.

DG Systems' sales cycles reflect seasonal buying patterns that can adversely affect operating results and lead to potential fluctuations in quarterly performance.

  Our quarterly operating results have in the past and may in the future vary significantly depending on factors such as:

  .  volume of advertising as a result of seasonal buying patterns;

  .  timing of introductions of new products and services;

  .  increased competition;

  .  timing of promotional efforts; and

  .  general economic factors.

  For example, we have historically experienced lower sales in the first quarter and higher sales in the fourth quarter due to increased customer advertising volumes for the Christmas selling season. As a result, we believe that period-to-period comparisons of DG Systems' results of operations are not necessarily meaningful and should not be relied upon as an indication of DG Systems' future performance. In any single period, DG Systems' revenues and delivery costs are subject to variation based on changes in the volume and mix of deliveries performed during such period. In particular, DG Systems' operating results have historically been significantly influenced by the volume of deliveries ordered by television stations during the "Sweeps" rating periods that currently take place in February, May, August and November. The increased volume of these deliveries during such periods and DG Systems' relatively higher prices for "Sweeps" advertisements have historically increased the total revenues and revenues per delivery and tended to reduce relative delivery costs.

Our expense levels are based, in part, on DG Systems' expectations of future revenue levels. If revenue levels are below expectations, operating results are likely to be seriously harmed. In addition, we have historically operated with little or no backlog. The absence of backlog increases the difficulty of predicting revenues and operating results. Fluctuations in revenues due to seasonality may become more pronounced as DG Systems' revenue growth rate slows. Due to the unique nature of DG Systems' products and services, we believe that we will incur significant expenses for sales and marketing, including advertising, to educate potential customers about such products and services.

DG Systems depends on its key personnel to manage its business effectively, and if DG Systems is unable to retain its key employees or hire additional qualified personnel, DG Systems' ability to compete could be harmed.

  DG Systems' success depends in substantial part upon the continued contributions of its senior management team, including Scott K. Ginsburg, DG Systems' Chairman, Matthew E. Devine, DG Systems' Chief Executive Officer, and Omar A. Choucair, DG Systems' Chief Financial Officer, and upon DG Systems' ability to attract and retain qualified management, sales, operations, marketing and technical personnel. The loss of the services of any of these individuals or other key personnel could have a material adverse effect on DG Systems' business, financial condition and results of operations. DG Systems' future success also depends upon its ability to attract and retain additional highly qualified management, technical, sales and marketing personnel. DG Systems believes there is, and will continue to be, intense competition for personnel with experience in the markets applicable to DG Systems' products and services. DG Systems may not be able to retain its key personnel or attract, assimilate or retain other highly qualified technical and management personnel in the future. The loss of the services of key personnel, or the inability to attract additional qualified personnel as needed, could have a material adverse effect upon DG Systems' business, financial condition and results of operations.

DG Systems depends upon single or limited-source suppliers, and its ability to produce audio and video distribution equipment could be impacted if those relationships were discontinued.

  We rely on certain single or limited-source suppliers for integral components used for the assembly of DG Systems' audio and video units. Although these suppliers are generally large, well-financed organizations, in the event that a supplier were to experience financial or operational difficulties that resulted in a reduction or interruption in component supply to DG Systems, it would delay DG Systems' deployment of audio and video units. This would have the effect of depressing DG Systems' business until we were able to establish sufficient component supply through an alternative source. We believe that there are currently alternative component manufacturers that could supply the components required to produce DG Systems' products, but we are not currently pursuing agreements or understandings with such alternative sources. If a reduction or interruption of supply were to occur, it could take a significant period of time for us to qualify an alternative subcontractor, redesign its products as necessary and contract for the manufacture of such products. We do not have long-term supply contracts with DG Systems' single or limited-source vendors, and we purchase DG Systems' components on a purchase order basis. We have experienced component shortages in the past, and material component shortages or production or delivery delays may occur in the future. The inability to continue to obtain sufficient quantities of components in a timely manner, as required, or to develop alternative sources, as required, could result in delays or reductions in product shipments or product redesigns, which would seriously harm DG Systems' business, financial condition and results of operations.

  Our dependence on Hughes' satellite system entails a number of significant risks. Our business, results of operations and financial condition would be seriously harmed if Hughes were unable for any reason to continue to meet DG Systems' delivery commitments on a cost-effective basis or if any transmissions failed to satisfy DG Systems' quality requirements. In the event that we were unable to continue to use Hughes' satellite capacity, we would have to identify, qualify and transition deliveries to an acceptable alternative satellite transmission vendor. Such an alternative satellite transmission vendor may not be available in a position to satisfy DG Systems' delivery requirements on a timely and cost-effective basis, if at all. In the event that such an alternative satellite transmission vendor were available, the identification, qualification and transition process could take up to nine months or longer.

  We obtain DG Systems' local access telephone transmission services through Teleport Communications Group. We obtain DG Systems' long distance telephone access through an exclusive contract with MCI Worldcom, which expires on December 31, 2001. Any material interruption in the supply or a material adverse change in the price of either local access or long distance carrier service could seriously harm DG Systems' business, results of operations and financial condition.

DG Systems' business prospects depend on DG Systems' ability to timely meet rapid technological change with new product introductions.

  Our future growth depends on the successful and timely introduction of new products and services in markets that do not currently exist or are just emerging. Our goal is to introduce new services, such as media asset management and the means for a customer quickly and reliably to preview and authorize electronic delivery of video advertising spots. We may not successfully complete the development of such products and services. Even if we complete this development, we may not be able to introduce these products and services and they may not realize market acceptance or meet the technical or other requirements of potential customers. Our failure to successfully develop and introduce new products and services could seriously harm our business, financial condition and results of operations.

DG Systems' business will be adversely affected if it is not able to protect its intellectual property rights from third-party challenges. DG Systems cannot assure you that its intellectual property does not infringe on the proprietary rights of third parties.

  We consider our trademarks, copyrights, advertising and promotion design and artwork to be of value and important to our business. We rely on a combination of trade secret, copyright and trademark laws and nondisclosure and other arrangements to protect our proprietary rights. We do not have any patents or patent applications pending. We generally enter into confidentiality or license agreements with our employees, distributors and customers, and limit access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use information that we regard as proprietary. The steps that we have taken to protect our proprietary information may not prevent misappropriation of such information and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products and services similar to ours. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. While we believe that our trademarks, copyrights, advertising and promotion design and artwork do not infringe upon the proprietary rights of third parties, we may still receive future communications from third parties asserting that we are infringing, or may be infringing, on the proprietary rights of third parties. Any such claims, with or without merit, could be time-consuming, require us to enter into royalty arrangements, or result in costly litigation and diversion of management personnel. If such claims are successful, we may not be able to obtain licenses necessary for the operation of our business or, if obtainable, such licenses may not be available on commercially reasonable terms. In the event of a successful claim of infringement and our failure or inability to license the infringed or similar proprietary information, our business, financial condition and results of operations could be seriously harmed.

Provisions of DG Systems' charter documents may have certain anti-takeover effects that could prevent a change in control even if the change would be beneficial to DG Systems' shareholders.

  Certain provisions of our articles of incorporation and by-laws, and of California law, or, if the proposed reincorporation is approved, our Delaware certificate of incorporation and by-laws (as described in this proxy statement/prospectus), and of Delaware law, could have the effect of delaying, deferring or preventing a change in control of DG Systems, even if doing so would be beneficial to DG Systems' shareholders.

Risks Relating to StarGuide

StarGuide has not yet achieved profitability and based on StarGuide's limited operating history, future profitability is uncertain.

  StarGuide's predecessor was organized on November 2, 1994. StarGuide has not yet achieved profitability and we do not expect it to do so for at least several years. As of June 30, 2000, StarGuide's accumulated deficit was approximately $54 million. StarGuide cannot assure you that it will be able to achieve profitability in the future. Accordingly, StarGuide has only a limited operating history upon which an evaluation of StarGuide and its prospects can be based. StarGuide's prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in new and rapidly evolving markets. To address these risks, StarGuide must, among other things, respond to competitive developments, continue to attract, retain and motivate qualified persons, continue to upgrade its technologies, and begin to commercialize products incorporating such technologies. StarGuide may not be successful in addressing any or all of these risks and may not be able to achieve or sustain profitability. The operating history of StarGuide makes the prediction of future results of operations impossible. StarGuide's operating results may in the future vary significantly depending on a variety of factors. In response to competitive pressures, StarGuide may take certain pricing or marketing actions that could have a material adverse effect on StarGuide's business, financial condition and results of operations.

Lengthy sales cycles can adversely affect operating results and lead to potential fluctuations in quarterly performance.

  Due to the complexity and substantial cost associated with providing integrated product solutions to provide audio, video, data and other information across a variety of media and platforms, licensing and selling StarGuide's products to customers typically involves a significant technical evaluation and commitment of cash and other resources. In addition, there are frequently delays associated with educating customers as to the productive applications of StarGuide's products, complying with customers' internal procedures for approving large expenditures, and evaluating and accepting new technologies that affect key operations. In addition, certain of StarGuide's foreign customers have lengthy purchasing cycles that may increase the amount of time it takes StarGuide to place its products with these customers. For these and other reasons, the sales cycle associated with the licensing and selling of StarGuide's products is lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance evaluations, both of which are beyond StarGuide's control. Because of the lengthy sales cycle and the large size of customers' average orders, if revenue projected from a specific customer for a particular quarter is not realized in that quarter, StarGuide's operating results for that quarter could be materially adversely affected. Due to the length of the sales cycle and other factors, we expect StarGuide's results of operations to continue to fluctuate on an annual and quarterly basis as a result of a number of factors, some of which are outside the control of StarGuide, which affect revenue, gross margin and operating expenses. We expect revenues to vary significantly as a result of:

  .  the timing of product purchases and introductions;

  . fluctuations in the rate of development of new markets and new applications for StarGuide's products;

  . the degree of market acceptance of new and enhanced versions of StarGuide's products;

  .  the level of use of networking satellite and other transmission systems;

  .  increased competition;

  .  fluctuations in seasonal revenue; and

  .  the general strength of domestic and international economic conditions.

  Further, to the extent that some of StarGuide's costs are relatively fixed, such as personnel and facilities costs, any unanticipated shortfall in revenue in any fiscal quarter would have an adverse effect on StarGuide's results of operations in that quarter. StarGuide's quarterly results may also be affected by fluctuation in demand for and decline in the average selling prices of its systems and by increases in the costs of critical components used in manufacturing its systems.

StarGuide's inability to enter into or develop strategic relationships in its key industry segments could adversely impact StarGuide's operating results.

  StarGuide's strategy depends in part on the development of strategic relationships with leading companies in key industry segments, including media broadcasters and digital system providers. StarGuide may not be able to successfully form or enter into such relationships, which may adversely affect StarGuide's ability to generate sales of its products or services in those segments. Specific product lines are dependent to a significant degree on strategic alliances and joint ventures formed with other companies. This is particularly true with StarGuide's CoolCast(TM) service, which depends on relationships with providers of audio and video content and providers of broadband Internet access. StarGuide may not be able to obtain exclusive contracts with Internet service providers for deployment of its CoolCast(TM) service within their networks, and it is possible that many Internet service providers will allow StarGuide's competitors to install equipment at their sites and to provide similar broadband services within their networks.

StarGuide's products are targeted at developing markets; if these markets do not continue to develop, or if new customers do not accept StarGuide's products, its business could be adversely affected.

  To date, StarGuide's products have been purchased primarily by customers in the broadcast industry. In order to achieve sustained growth, the market for StarGuide's products must continue to develop and StarGuide must expand this market to include additional applications within the broadcast market and develop new products and new applications for existing products in new markets such as distance learning and training, finance, and retail. StarGuide believes that its products and services are among the first commercial products to serve the convergence of several industry segments, including digital networking, telecommunications, compression products, and Internet services. However, StarGuide's products may not be accepted by the market. In addition, it is possible that:

  .  the convergence of several industry segments may not continue;

  .  markets may not develop as a result of such convergence; or

  . if markets develop, such markets may not develop either in a direction beneficial to StarGuide's products or product positioning or within the time frame in which StarGuide expects to launch new products and product enhancements.

  Because the convergence of digital networking, telecommunications, compression products, and Internet services is new and evolving, we cannot predict the growth rate, if any, and the size of the potential market for our products. If markets for our products fail to develop, develop more slowly than expected, or become served by numerous competitors, or if our products do not achieve the anticipated level of market acceptance, our business, operating results and financial condition will be materially adversely affected.

StarGuide's business will suffer if it is not able to overcome the numerous risks associated with the use of complex technology.

  The networks and the individual components within networks used in providing StarGuide's distribution and CoolCast(TM) services are highly complex. StarGuide's services may be subject to errors and defects in software or hardware. Additional problems in delivery of service could result from a variety of causes, including human error, physical or electronic security breaches, natural disasters, power loss, sabotage, or vandalism. Despite precautions StarGuide may take, or its efforts to remedy such problems or defects, they could result in loss of or delay in revenues and loss of market share; loss of customers; failure to attract new customers or achieve market acceptance; diversion of development resources; loss of credibility; increased service costs; or legal action by StarGuide's customers. In addition, because some equipment involved in providing StarGuide's information distribution and CoolCast(TM) services are located in the facilities of others, such as broadcast affiliates, Internet service providers and broadband access providers, StarGuide must rely on third parties to care for equipment needed to provide StarGuide's services.

If StarGuide is not able to develop new products and services to respond to rapid technological changes, its business will be adversely affected.

  StarGuide's success will depend to a substantial degree upon its ability to develop and introduce in a timely manner new products and product enhancements for new and existing markets that incorporate technological changes and innovations, meet changing customer or regulatory requirements, or meet emerging industry standards. StarGuide expects to make significant investments in research and development and to acquire complementary businesses and product lines in an effort to continue to enhance existing products, develop new products which incorporate new and existing technologies, and achieve market acceptance for such products. However, StarGuide may not successfully develop new products or product enhancements or, if developed, such new products or product enhancements may not be developed in time to capture market opportunities or achieve a significant sustainable level of market acceptance in new and existing markets. The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring accurate anticipation of technological and market trends. Furthermore, new or enhanced products offered by StarGuide may contain defects when they are first introduced or released. Any inability on the part of StarGuide to successfully define, develop, and introduce new products and product enhancements or to successfully anticipate market requirements may adversely affect StarGuide's growth potential and results of operations. In addition, development and manufacturing schedules for technology products are difficult to predict, and StarGuide may not achieve timely initial customer shipments of new products. Further, the distribution channels, technical requirements, and levels and bases of competition in other markets may be different than those in StarGuide's current market. StarGuide may not be able to compete favorably in those other markets.

StarGuide's business will be adversely affected if it is not able to protect its intellectual property rights from third-party challenges.

  The success of StarGuide's business depends to a large extent upon its ability to protect trade secrets, obtain or license patents, and operate its business without infringing on the rights of others. StarGuide currently has numerous patents issued, and more than thirty other patent applications pending in the United States and abroad. StarGuide also has several trademark and copyright registrations. StarGuide is in the process of filing additional patent applications and applications for copyright registration. StarGuide currently licenses certain aspects of its technology to and from third parties. Although StarGuide believes that its patents, trademarks and copyrights have value, StarGuide's patents, trademark and copyright registrations, or any additional patents, trademarks or copyrights obtained in the future, may not provide meaningful protection from competition. The value of StarGuide's products depends substantially on StarGuide's technical innovation in fields in which there are currently many patent filings. StarGuide believes that as new patents are issued or as infringement of others' patents are brought to StarGuide's attention by the holders of such patents, StarGuide may be required to withdraw products from the market, negotiate licenses from such patent holders, redesign its products, or pay damages assessed as a result of litigation. Such events could have a material adverse effect on StarGuide's business, financial condition, and results of operations. Although StarGuide believes that its products and other proprietary rights do not infringe upon the proprietary rights of third parties, third parties may assert infringement claims against StarGuide and such claims may be successful. StarGuide could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights, which could have a material adverse effect on StarGuide's business, financial condition, and results of operations.

The future growth and profitability of StarGuide is highly dependent on the success of its CoolCast(TM) service.

  StarGuide's business plans and future growth are highly dependent on the successful deployment of StarGuide's CoolCast(TM) service. CoolCast(TM) is still in a preliminary stage of development, and has not yet been fully deployed commercially. The success of CoolCast(TM) depends in part on the strength of the intellectual property associated with the CoolCast(TM) technology, which has not been fully established or tested. In addition, CoolCast(TM) is subject to significant competition from other companies seeking to establish businesses based on delivery of audio and video content in conjunction with Internet web sites. StarGuide believes that the technology on which certain of the competing services depend may infringe on StarGuide's CoolCast(TM) related intellectual property, but there is no certainty that this is the case or that StarGuide will be able to prevent such competition on that basis. The rights required to deliver content using StarGuide's CoolCast(TM) technology, which is in connection with Internet traffic, may be separate from the rights to deliver such content over the airwaves, by satellite or by cable. In some cases, providers of such content to StarGuide may not have such necessary rights, which may be retained by original creators or programmers of the content. StarGuide cannot assure you that it will be able to secure the necessary rights to make CoolCast(TM) commercially viable. In addition, StarGuide may be required to enter into licenses or other agreements with rights-holders other than the companies that directly provide the content to StarGuide, which may increase costs. Deployment of CoolCast(TM) is also highly dependent on development and utilization of broadband last-mile networks, such as those employing asynchronous digital subscriber lines. The development of these networks must be completed by entities other than StarGuide, such as telephone local exchange carriers. There is no certainty that this will occur, or that it will occur within a timeframe needed to allow CoolCast(TM) to meet its business objectives. There currently is no economic model for CoolCast(TM) that is proven to generate a profit, and StarGuide may not be able to establish a successful economic model. The inability of StarGuide to accomplish any of the following could inhibit the profitability of CoolCast(TM) and could have a material adverse effect on StarGuide's business, financial condition and results of operations:

  .  protecting CoolCast(TM) intellectual property from infringement;

  . competing effectively in the market for delivery of Internet-related content;

  . obtaining necessary rights to video or audio content (or avoiding the requirement to expend significant capital in obtaining such rights);

  .  gaining access to sufficient operational broadband delivery networks; or

  .  establishing a workable and profitable business model for CoolCast(TM).

The markets in which StarGuide operates are highly competitive and StarGuide may be unable to compete successfully against new entrants and established companies with greater resources.

  StarGuide believes that its ability to compete successfully depends on a number of factors, both within and outside of its control, including:

  . the price, quality and performance of StarGuide's and its competitors' products;

  . the timing and success of new product introductions by StarGuide and its competitors;

  .  the emergence of new technologies;

  .  the number and nature of StarGuide's competitors in a given market;

  .  the assertion of intellectual property rights by others; and

  .  general market and economic conditions.

  StarGuide is aware of other companies that are focusing and may commit significant resources on developing and marketing products and services that will compete with StarGuide. StarGuide expects competition to continue to intensify as existing and new competitors begin to offer products, services, or systems that compete with StarGuide's products. StarGuide's current or future competitors, many of whom have substantially greater financial resources, research and development resources, distribution, marketing and other capabilities than StarGuide, may apply these resources and capabilities to compete successfully against StarGuide. A number of the markets in which StarGuide sells its products are also served by technologies that are currently more widely accepted. StarGuide's potential customers may not be willing to make the initial capital investment necessary to convert to StarGuide's products and services. The success of StarGuide's systems against these competing technologies depends in part upon whether StarGuide's systems can offer significant improvements in productivity and sound quality in a cost-effective manner. Competitors may be able to develop systems compatible with, or that are alternatives to, StarGuide's proprietary technology or systems. StarGuide may not be able to compete successfully against current or future competitors and competitive pressures faced by StarGuide may adversely affect its business, operating results and financial condition.

StarGuide may enter into or seek to enter into business combinations and acquisitions which may be difficult to integrate, disrupt StarGuide's business, dilute shareholder value or divert management attention.

  StarGuide's business strategy includes the acquisition of complementary businesses and product lines. Any such acquisitions would be accompanied by the risks commonly encountered in such acquisitions including:

  . the difficulty of assimilating the operations and personnel of the acquired companies;

  .  the potential disruption of StarGuide's business;

  . the inability of StarGuide's management to maximize the financial and strategic position of StarGuide by the successful incorporation of acquired technology and rights into StarGuide's product and service offerings;

  .  the maintenance of uniform standards, controls, procedures and policies;

  .  the potential loss of key employees of acquired companies; and

  . the impairment of relationships with employees and customers as a result of changes in management and operational structure.

  StarGuide may not be able to successfully complete any acquisition or, if completed, the acquired business or product line may not be successfully integrated with StarGuide's operations, personnel or technologies. Any inability of StarGuide to successfully integrate the operations, personnel, and technologies associated with an acquired business and/or product line with the operations and product lines of StarGuide may materially and adversely affect StarGuide's business and results of operation.

StarGuide depends on its key personnel to manage its business effectively and if StarGuide is unable to retain its key employees or hire additional qualified personnel, StarGuide's ability to compete could be harmed.

  StarGuide's success depends in substantial part upon the continued contributions of its senior management team, including Scott K. Ginsburg, StarGuide's Chairman, Matthew E. Devine, StarGuide's Chief Executive Officer, Jeffrey A. Dankworth, StarGuide's President, Omar A. Choucair, StarGuide's Chief Financial Officer, Laurence Fish, StarGuide's Chief Technology Officer, Robert C. Ryan, StarGuide's Executive Vice President and Chief Legal Officer, Ian Lerner, StarGuide's Vice President and General Manager, and Dr. Larry Hinderks, StarGuide's Vice President of Research and Development. The loss of the services of any of these individuals or other key personnel could have a material adverse effect on StarGuide's business, financial condition and results of operations. StarGuide's future success also depends upon its ability to attract and retain additional highly qualified management, technical, sales and marketing personnel. StarGuide believes there is, and will continue to be, intense competition for personnel with experience in the markets applicable to StarGuide's products and services. StarGuide may not be able to retain its key personnel or attract, assimilate or retain other highly qualified technical and management personnel in the future. The loss of the services of key personnel, or the inability to attract additional qualified personnel as needed, could have a material adverse effect upon StarGuide's business, financial condition and results of operations.

Any failure of StarGuide to manage its growth could adversely affect its business.

  To fully exploit the market for its products and services, StarGuide must rapidly execute its strategy of acquiring complementary businesses and product lines and further develop StarGuide's products while managing anticipated growth by implementing effective planning and operating processes. To manage its anticipated growth, StarGuide must:

  . continue to implement and improve its operational, financial, and management information systems;

  .  hire and train additional qualified personnel;

  .  continue to expand and upgrade its core technologies; and

  . effectively manage multiple relationships with various customers, joint venture and technological partners and other third parties.

  Demands on StarGuide's resources have grown rapidly with StarGuide's expansion, and StarGuide may in the future experience difficulties meeting the demand for its products and services. Although StarGuide believes that it has made adequate allowances for the costs and risks associated with this expansion, our systems, procedures or controls may not be adequate to support StarGuide's operations and its management may not be able to achieve the rapid execution necessary to fully exploit the market for StarGuide's products and services. Any failure of StarGuide to manage its growth effectively could have a material adverse effect on StarGuide's business, financial condition and results of operations.

StarGuide faces risks associated with international sales that could adversely impact its business.

  StarGuide derives a portion of its revenues from sales outside of the United States. StarGuide has increased and plans to continue to increase its international sales and marketing efforts, and expects that revenues derived from international sales will continue to grow as a percentage of revenues. There are a number of risks inherent in StarGuide's international business activities, including:

  . unexpected changes in United States or other government policies concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers;

  .  costs and risks of localizing products for foreign countries;

  .  longer accounts receivable payment cycles;

  .  potentially adverse tax consequences; and

  . limits on repatriation of earnings and the burdens of complying with or enforcing contracts under a wide variety of foreign laws.

  Fluctuations in currency exchange rates could materially affect revenues denominated in currencies other than the United States dollar and cause a reduction in revenues derived from sales in a particular country. The financial stability of foreign markets could also affect StarGuide's international sales. These factors may adversely affect StarGuide's results of operations. In addition, StarGuide's earnings abroad may be subject to taxation by more than one jurisdiction, which could adversely affect StarGuide's earnings. Each of these factors could have an adverse effect on StarGuide's business, financial condition, and results of operations.

StarGuide faces various risks associated with purchasing satellite capacity.

  As part of StarGuide's strategy of providing transmittal of audio, video, data, and other information using satellite technology, StarGuide periodically purchases satellite capacity from third parties owning satellite systems. Although StarGuide attempts to match expenditures in this area against anticipated revenues from sales of StarGuide's products to customers, StarGuide may not be successful at estimating anticipated revenues, and actual revenues from sales of StarGuide's products may not exceed StarGuide's expenditures for satellite capacity. In addition, purchases of satellite capacity require a significant amount of capital. Any inability on the part of StarGuide to purchase satellite capacity or to achieve revenues sufficient to offset the capital expended to purchase satellite capacity, may have a material adverse effect on StarGuide's business, financial condition, and results of operations.

Certain of StarGuide's products depend on satellites; any satellite failure could result in interruptions of StarGuide's service which could adversely impact StarGuide's business, financial results and reputation.

  Certain of StarGuide's products rely on signals from satellites. Satellites and their ground support systems are complex electronic systems subject to weather conditions, electronic and mechanical failures, and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. In addition, satellite transmission can be disrupted by natural phenomena causing atmospheric interference, such as sunspots. A reduction in the number of operating satellites or an extended disruption of satellite transmissions would impair the current utility of the accessible satellite network and the growth of current and additional market opportunities, both of which would adversely affect StarGuide's business, financial condition, and results of operations.

StarGuide faces risks associated with its dependence upon suppliers.

  StarGuide relies on other companies to supply certain services and key components of its products. StarGuide's suppliers also sell products to StarGuide's competitors and may in the future become competitors of StarGuide. StarGuide's suppliers may enter into exclusive arrangements with StarGuide's competitors, stop selling their products or components to StarGuide at commercially reasonable prices or completely stop selling their products or components to StarGuide. Although StarGuide believes that all of the services and products that it currently purchases from outside suppliers are presently available from other sources, if in the future StarGuide were unable to obtain certain services or components, or develop alternative sources for those services or components, it could result in delays and increased costs in producing StarGuide's products and providing StarGuide's services. This, in turn, could have a material adverse effect on StarGuide's business, financial condition, and results of operations.

StarGuide may not be able to obtain additional financing to satisfy its capital expenditure needs.

  StarGuide must continue to enhance and expand its network in order to maintain a competitive position and continue to meet increasing demands for high-quality, readily available service at competitive prices. StarGuide's ability to grow depends, to a significant extent, on its ability to continually expand its operations, and thus on significant capital equipment expenditures. StarGuide anticipates that it will need to raise additional funds through public or private debt or equity financings in order to undertake further expansion of its operations, acquire complementary businesses or technologies, develop new services, or otherwise respond to competitive pressures. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders may be reduced. Additional financing may not be available to StarGuide, or, if available, may not be on terms favorable to StarGuide. If adequate funds are unavailable or are unavailable on acceptable terms, StarGuide may be unable to expand its operations, develop new services, or otherwise respond to competitive pressures. Such inability could have a material adverse effect on StarGuide's business, financial condition, and results of operations.

Scott K. Ginsburg will not exercise voting control of DG Systems following the merger.

  By agreement of most of StarGuide's shareholders, a substantial number of shares of StarGuide's common stock that are not owned by Scott K. Ginsburg, the Chairman of StarGuide, are held in a voting trust of which Mr. Ginsburg is the trustee. As a result, Mr. Ginsburg has voting control over 94% of StarGuide's outstanding equity. Although the percentage of voting power Mr. Ginsburg controls could decrease in the future due to the exercise of employee stock options or of certain warrants issued by StarGuide to the United States Media Corporation, StarGuide does not expect Mr. Ginsburg's voting interest to be less than a controlling interest as a result thereof. As a result, Mr. Ginsburg has the ability to impact the outcome of matters requiring a vote of shareholders, such as elections of StarGuide's directors, amendments to StarGuide's articles of incorporation, and certain mergers, asset sales, and other transactions involving a change in control of StarGuide. In the event the merger of StarGuide and DG Systems is completed, Mr. Ginsburg will not retain sufficient control of the combined entity to exercise the same degree of control over such matters with respect to the combined entity as he currently exercises with respect to StarGuide.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

  This proxy statement/prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management of DG Systems and StarGuide, whose assumptions are based on information currently available to each company's management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely," "potential" or similar expressions, we are making forward-looking statements. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of DG Systems and StarGuide set forth under:

  "SUMMARY," "RISK FACTORS," "SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION," "THE MERGER--Background of the Merger," "THE MERGER--Recommendation of the Board of Directors of DG Systems; DG Systems' Reasons for the Merger," "THE MERGER--Recommendation of the StarGuide Board of Directors; StarGuide's Reasons for the Merger," "THE MERGER--Opinion of Financial Advisor to DG Systems," "THE MERGER--Opinion of Financial Advisor to StarGuide," "COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" "DG SYSTEMS BUSINESS," "DG SYSTEMS BUSINESS--DG Systems Management's Discussion and Analysis of Financial Condition and Results of Operations," "STARGUIDE BUSINESS," and "STARGUIDE BUSINESS--StarGuide Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of DG Systems or StarGuide may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond DG Systems' or StarGuide's ability to control or predict. Shareholders are cautioned not to put undue reliance on any forward-looking statements. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

  For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "RISK FACTORS" beginning on page
14. In addition to the risk factors and other important factors discussed elsewhere in the documents which are incorporated by reference into this proxy statement/prospectus, you should understand that the following factors could affect the future results of DG Systems and could cause results to differ materially from those suggested by the forward-looking statements:

  . changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies which may adversely affect DG Systems' business or ability to compete;

  . DG Systems may encounter greater than expected costs and difficulties related to combining StarGuide's technology with the technology of DG Systems; and

  . other risks and uncertainties as may be detailed from time to time in DG Systems' public announcements and SEC filings.

  The list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

                                  THE MERGER

Background of the Merger

  As a part of its ongoing efforts to maximize shareholder value, the DG Systems board from time to time evaluates alternative means of increasing the value of DG Systems common stock, including strategic acquisitions and alliances and the undertaking of operating, administrative and financial measures.

  At a meeting held on December 9, 1999, the DG Systems board acted to engage Chase Securities Inc. as its financial advisor to assist the DG Systems board in considering its strategic alternatives. Following its engagement, Chase was advised by DG Systems that a transaction with StarGuide might be an alternative to be considered. Because of the overlap in management of DG Systems and StarGuide and the fact that two members of the DG Systems board were also members of the StarGuide board, as well the DG Systems board's desire to avoid even the appearance of a conflict of interest, the DG Systems board, on March 2, 2000, created the special committee and designated Larry Lenihan as chairman thereof and David Kantor and Michael Linnert as members thereof.

  The special committee was delegated the assignment to evaluate strategic alternatives available to DG Systems and to recommend to the DG Systems board a strategy that would maximize DG Systems shareholder value. See "THE MERGER-- Recommendation of the Board of Directors of DG Systems; DG Systems' Reasons for the Merger." Thereafter, the special committee retained Dewey Ballantine LLP to act as special counsel to the special committee. The special committee also determined that Chase, as financial advisor to the DG Systems board, would report to the special committee.

  On March 23, 2000, StarGuide engaged Morgan Stanley & Co. Incorporated to provide it with financial advisory services in connection with a possible transaction.

  On March 29, 2000, Mr. Lenihan participated in a conference call with representatives of Chase and Dewey Ballantine to discuss the procedures to be followed by the special committee and the process of identifying potential strategic partners. It was agreed that a formal meeting of the special committee should be convened the following week. Mr. Lenihan subsequently scheduled a meeting of the special committee for April 4, 2000.

  On April 4, 2000, StarGuide submitted a letter to Chase indicating an interest in combining DG Systems and StarGuide. Also on that date, a meeting of the special committee was held. At the meeting, Dewey Ballantine explained the fiduciary duties of the members of the special committee in fulfilling the mandate established by the DG Systems board. Chase then described the process it had undertaken to help the special committee identify potential strategic arrangements, including parties who might be interested in acquiring all or a part of DG Systems. During the course of the meeting, Dewey Ballantine apprised the special committee of the filing that afternoon of an amendment to Mr. Ginsburg's Form 13D, including as an exhibit the letter from StarGuide to Chase. Following the conclusion of the special committee meeting, Mr. Lenihan and a representative of Dewey Ballantine telephoned Mr. Devine and a representative of Latham & Watkins, counsel to StarGuide, to discuss the filing and the indication of interest. Mr. Lenihan indicated that, although the special committee was interested in discussing the indication of interest, the special committee had determined to consider other alternatives as well as the business combination described in the Ginsburg letter. As a result, Mr. Lenihan declined to enter into immediate negotiations with StarGuide until the special committee had concluded its review of other alternatives.

  Thereafter, over the next several weeks, under the direction of the special committee, Chase continued the process of contacting potential strategic partners and inquiring as to their level of interest in pursuing an arrangement with DG Systems.

  On May 2, 2000, a meeting of the special committee was held to discuss Chase's preliminary report of various strategic alternatives available to DG Systems. Chase reported that, under the direction of the special committee, it had contacted 27 parties regarding their potential interest in a strategic transaction with DG Systems. Chase also reported that two of the parties contacted, one of which was StarGuide, had submitted proposals involving a strategic combination with DG Systems. Chase then reported to the special committee the proposed terms of these proposals. Following this report, the special committee indicated its interest in further discussions with StarGuide and the other party, instructed Chase to pursue such discussions and to commence a more detailed due diligence investigation of the two parties. As part of this due diligence process, Mr. Lenihan and representatives of Chase visited certain of the interested parties including StarGuide. In the case of StarGuide, particular focus was placed on understanding and observing demonstrations of its CoolCast(TM) technology.

  On May 7, 2000, a further meeting of the special committee was held at which Chase updated the special committee on the proposals of the two parties. Chase reported that StarGuide's proposal provided that, upon consummation of a business combination, StarGuide's shareholders would hold shares in the combined entity equal to 70% of the combined entity. The special committee discussed the terms of the proposed StarGuide transaction as well as the proposed ownership split proposed by StarGuide and instructed Chase to continue discussions with StarGuide, particularly with regards to increasing the DG Systems shareholder ownership split in the combined entity above 30%. The special committee also instructed Chase to continue discussions with the other party.

  On May 25, 2000, the special committee, Chase and Dewey Ballantine discussed the status of the two proposals. Chase reported that as a result of discussions with StarGuide, the proposed ownership split would provide DG Systems shareholders 40% to 42% of the combined entity depending upon performance following consummation of the transaction. Chase also reported that despite continued discussions, the other party was firm with regards to its proposal and its proposed ownership split of 70% for the other party and 30% for DG Systems. The special committee instructed Chase to focus its efforts on negotiating the proposed transaction with StarGuide and instructed Dewey Ballantine to commence negotiation and preparation of transaction documents upon receipt of proposed transaction documents from StarGuide's counsel. Chase was instructed to continue discussions with the other party.

  On May 30, 2000, Latham & Watkins provided Chase and Dewey Ballantine drafts of the proposed transaction documents. Thereafter, representatives of Latham & Watkins and Dewey Ballantine commenced negotiations.

  On June 4, 2000, at a meeting of the special committee, Chase and Dewey Ballantine discussed the progress of the negotiations with StarGuide. Dewey Ballantine reported to the special committee the status of the negotiations regarding the proposed transactions. The special committee instructed Dewey Ballantine to continue to negotiate the terms of the proposed transaction documents and instructed Chase to continue to negotiate the proposed ownership split and termination fee set forth in the proposed transaction documents.

  On June 9, 2000, a meeting of the special committee was held at which Chase presented an analysis of the StarGuide proposal from a financial point of view. Dewey Ballantine reported on the status of the negotiations of the documentation. Following extensive discussions, the special committee determined to concentrate its efforts on the StarGuide proposal, although Chase was instructed to continue discussions with the other party in case an acceptable arrangement could not be made with StarGuide.

  Thereafter, for the next several weeks, representatives of Chase and Dewey Ballantine continued negotiations with their counterparts at Morgan Stanley and Latham & Watkins regarding the proposed business combination.

  On June 28, 2000, representatives of Latham & Watkins contacted representatives of Dewey Ballantine with respect to updated financial information regarding StarGuide. Thereafter, representatives of Chase met with representatives of StarGuide and Morgan Stanley to review the updated financial information. It was agreed that the updated financial information should be further reviewed to determine the impact on the proposed business combination.

  On July 6, 2000, a meeting of the special committee was held at which the updated financial information regarding StarGuide and DG Systems was reviewed with the special committee. Dewey Ballantine also reviewed with the special committee the status of negotiation regarding documentation, including the existence of a "fiduciary duty out" that permitted the special committee to terminate the agreement under certain circumstances if there were a superior proposal. Thereafter, Chase reviewed with the special committee the proposed DG Systems/StarGuide transaction from a financial point of view. After extensive deliberations, the special committee agreed to reconvene the following day. Based on a preliminary determination that it was likely that negotiations between DG Systems and StarGuide could be successfully resolved, the special committee determined that it also would be prudent to convene a meeting of the full DG Systems board at which it could present its recommendations to the DG Systems board.

  On July 7, 2000, a meeting of the special committee was held at which Dewey Ballantine reported on the successful conclusion of negotiations regarding the transaction documentation. Thereafter, Chase reconfirmed its financial analysis rendered at the July 6 meeting. Following discussion, Chase rendered its oral opinion (to be subsequently confirmed in writing) that the exchange ratio to be applied in the merger was fair, from a financial point of view, to DG Systems and its shareholders. Chase was not asked to express, and did not express, an opinion as to the fairness of the exchange ratio to Messrs. Ginsburg, Devine and Choucair and their respective affiliated entities. Following the presentation of its financial and legal advisors, the special committee unanimously determined to recommend to the full DG Systems board that it approve the proposed merger.

  Following conclusion of the special committee meeting on July 7, 2000, a meeting of the full DG Systems board was convened. At such meeting, the recommendations of the special committee were presented. After discussion, the DG Systems board (including all members of the special committee) unanimously approved the merger agreement and the merger.

  On July 7, 2000, a meeting of the board of directors of StarGuide was held at which the proposal to approve the proposed merger agreement between StarGuide and DG Systems was discussed. Thereafter, Morgan Stanley presented an analysis of the proposed merger from a financial point of view. Following discussion, Morgan Stanley rendered its oral opinion (to be subsequently confirmed in writing) that the consideration to be received by the holders of StarGuide common stock pursuant to the merger agreement was fair from a financial point of view to the holders of StarGuide common stock. After further discussion, the StarGuide board of directors unanimously approved the merger agreement.

Recommendation of the Board of Directors of DG Systems; DG Systems' Reasons for the Merger

  Based in part on the unanimous recommendation of the special committee, the DG Systems board has unanimously adopted and approved the merger agreement and has determined that the issuance of shares of common stock to StarGuide shareholders pursuant to the merger is fair to and in the best interests of DG Systems and its shareholders and recommend that the holders of DG Systems common stock vote FOR approval and adoption of the merger agreement. In the course of reaching its decision to adopt and approve the merger agreement and the merger and to recommend approval to the board of directors, the special committee consulted with DG Systems' legal and financial advisors and considered a number of factors, including, among others, the following principal factors which were material to the special committee's decision:

  . current industry, market and economic conditions, including the continuing trend of consolidation in the telecommunications industry and the importance of operational scale and geographic diversity in remaining competitive in the long term;

  . the strategic fit between the two companies and the potential for a combined company with greater financial strength, including the belief that the combined company's stronger balance sheet will enable it to accelerate the expansion of its sales and marketing organization, to fund additional programs, to acquire additional products and to raise additional capital;

  . the ability of the combined company to offer expanded product and service offerings;

  .  the ability to expand DG Systems' and StarGuide's customer bases;

  . the complementary nature of the companies' product and service offerings;

  . the operating efficiencies and the earnings power of the combined company;

  . DG Systems' business, financial condition, results of operations, assets, management, competitive position, operating performance, trading performance and prospects, including its prospects if it were to continue as a separate company;

  . StarGuide's business, financial condition, results of operations, assets, management, competitive position, operating performance and prospects;

  . the financial condition of the combined company after the transaction, including its pro forma market capitalization, revenues, profits and earnings per share;

  . historical and projected financial information concerning the financial performance and operations of DG Systems and StarGuide; and

  . the ability of the combined company, due to its increased size, to attract and retain skilled personnel.

  In the course of deliberations, the special committee also considered a number of additional factors relevant to the merger, including:

  . the possibility of strategic alternatives to the merger for enhancing long-term shareholder value, including investigating strategic transactions with other companies;

  . the ownership of the combined enterprise by DG Systems shareholders and former StarGuide shareholders after the merger, including the exchange ratio resulting therefrom;

  . the historical market price of DG Systems common stock and the potential for an increase or decrease in the market price of DG Systems common stock in the future;

  . the potential for improved trading liquidity for shareholders of the combined company;

  . the opinion of Chase to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to DG Systems and its shareholders;

  . the fact that Chase conducted a broad-based search for potential acquirers under the direction of the special committee and such process did not yield any proposals more attractive to the DG Systems shareholders from a financial point of view than the StarGuide proposal;

  . the terms and conditions of the merger agreement, including the termination fees and the "fiduciary duty outs," the agreements contemplated by the merger agreement and the closing conditions;

  .  the expected qualification of the merger as a reorganization under
     Section 368(a) of the Internal Revenue Code;

  . the impact of the merger on DG Systems' and StarGuide's customers, suppliers and employees;

  .  the likelihood that the merger will be completed;

  . the effect of the public announcement of the merger on the market price of DG Systems common stock; and

  . the ability of the combined company to realize certain operating efficiencies as a result of the merger.

  The special committee also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including:

  . the risk that, despite DG Systems' and StarGuide's efforts after the merger, the combined company may lose key personnel;

  . the risk that a significant number of DG Systems' and StarGuide's customers and suppliers might cease doing business with the combined company;

  . the difficulty of managing operations in the different geographic locations in which DG Systems and StarGuide operate;

  . the risk of potential adverse effects of one-time charges expected to be incurred in connection with the costs of the merger and the subsequent integration of the companies;

  . the risk of the potential adverse effects on the combined company's results of operations of amortizing goodwill and other intangible assets that would be recorded in connection with the merger;

  . the risk that the potential benefits of the merger might not be fully realized;

  . the fact that StarGuide's CoolCast(TM) service is in the early development stage and its initial success is highly reliant on more widespread availability of DSL, although the technology ultimately should be capable of utilization with other internet technology such as cable and fiber optics; and

  .  the limited compatibility of the DG Systems and CoolCast(TM) platforms.

  The special committee determined that DG Systems and StarGuide could avoid or mitigate these and other risks, and that, overall, these risks were outweighed by the potential benefit of the merger.

  The foregoing discussion of the information and positive and negative factors considered by the special committee in approving the merger is not intended to be exhaustive, but includes the factors considered by the special committee to have been material in its analysis of the merger. In considering the merger, given the number and diversity of the potentially positive and negative factors considered, the special committee did not find it practical or feasible to quantify or otherwise attempt to assign any relative or specific values to any of the foregoing factors. In making their determination, individual directors may have accorded different values to different factors.

Opinion of Financial Advisor to DG Systems

  DG Systems engaged Chase to render an opinion as to the fairness to DG Systems and its shareholders, from a financial point of view, of the exchange ratio applicable to the exchange of shares of StarGuide common stock for shares of DG Systems common stock.

  On July 7, 2000, Chase delivered its written opinion to the special committee of the board of directors of DG Systems to the effect that, as of that date, and based upon the assumptions made, matters considered and limits of review set forth in its opinion, the exchange ratio was fair to DG Systems and its shareholders from a financial point of view.

  The full text of Chase's opinion, which sets forth the assumptions made, matters considered and limitations on the scope of review undertaken by Chase in rendering its opinion, is attached as Appendix B to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. Chase's opinion was provided for the use and benefit of the special committee in its evaluation of the merger and was directed only to the fairness of the exchange ratio to DG Systems and its shareholders from a financial point of view. Chase's opinion is not a recommendation to any shareholder of DG Systems as to how such shareholder should vote with respect to the issuance of DG Systems' common stock, or any other matters relating to the merger. The summary of Chase's opinion set forth below is qualified in its entirety by reference to the full text of its opinion. DG Systems' shareholders are urged to read the opinion carefully in its entirety.

  In connection with its opinion, Chase, among other things:

  . reviewed a draft of the merger agreement in the form provided to it and assumed that the final form of such agreement would not vary in any regard that is material to Chase's analysis;

  . reviewed certain publicly available business and financial information Chase deemed relevant relating to DG Systems and StarGuide and the respective industries in which they operate;

  . reviewed internal non-public financial and operating data provided to Chase by the management of each of DG Systems and StarGuide relating to their respective businesses, including management's forecast and projection information as to future financial results of the businesses;

  . discussed with members of the senior management of each of DG Systems and StarGuide, DG Systems' and StarGuide's operations, historical financial statements and future prospects, before and after giving effect to the merger, as well as their views of the business, operational and strategic benefits and other implications of the merger and other matters Chase deemed necessary or appropriate;

  . compared the financial and operating performance of DG Systems and StarGuide with publicly available information concerning other companies Chase deemed comparable and reviewed the relevant historical stock prices and trading activity of DG Systems and the other companies Chase deemed comparable;

  . reviewed the financial terms of recent business combinations and acquisition transactions Chase deemed comparable to the merger and otherwise relevant to its inquiry; and

  . made other analyses and examinations as Chase deemed necessary or appropriate.

  Chase assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all financial and other information provided to, discussed with, or reviewed by or for it, or publicly available, for purposes of its opinion and further relied upon the assurances of management of DG Systems and StarGuide that they are not aware of any facts that would make such information inaccurate or misleading. Chase neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of DG Systems or StarGuide, nor did Chase conduct a physical inspection of the properties and facilities of DG Systems or StarGuide. Chase assumed that the financial forecast and projection information provided to or discussed with it by or on behalf of DG Systems and StarGuide were reasonably determined on bases reflecting the best currently available estimates and judgments of the management of each of DG Systems and StarGuide as to the future financial performance of such companies, including after giving effect to the merger. Chase further assumed that, in all material respects, such forecasts and projections, would be realized in the amounts and times indicated thereby. Chase expressed no view as to such forecast or projection information or the assumptions upon which they were based.

  For purposes of rendering its opinion, Chase assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger would be satisfied without being waived. Chase also assumed that all material governmental, regulatory or other consents and approvals would be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either of DG Systems or StarGuide are a party, as contemplated by the merger agreement, no restrictions would be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to DG Systems of the merger. Chase further assumed that the merger would be accounted for as a purchase transaction under United States generally accepted accounting principles and that it would qualify as a reorganization for United States federal income tax purposes. In addition, Chase also assumed that StarGuide will not issue any new shares of its common stock other than shares of common stock to individuals already holding options or warrants to purchase StarGuide common stock.

  Chase's opinion was necessarily based on market, economic and other conditions as they existed and could be evaluated on the date of its opinion. Chase's opinion was limited to the fairness, from a financial point of view, to DG Systems and its shareholders of the exchange ratio in the merger and Chase expressed no opinion as to the merits of the underlying decision by DG Systems to engage in the merger. In addition, Chase expressed no opinion as to the prices at which DG Systems common stock would trade following the announcement or the consummation of the merger.

  The DG Systems special committee selected Chase to act as its financial advisor on the basis of Chase's reputation as an internationally recognized investment banking firm with substantial expertise in transactions similar to the merger and because it is familiar with DG Systems and its business.

  As part of its financial advisory business, Chase is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Pursuant to a letter agreement, dated December 17, 1999, DG Systems has agreed to pay Chase customary fees for its services, including the delivery of its opinion, of approximately $2,540,000. Payment of a significant portion of these fees is contingent upon the consummation of the merger. DG Systems also has agreed to reimburse Chase for its reasonable expenses, including the fees of outside counsel, and to indemnify Chase for certain liabilities arising out of its engagement.

  The Chase Manhattan Corporation and its affiliates, including Chase, in the ordinary course of business, have from time to time provided, and in the future may continue to provide, for customary compensation, commercial and investment banking services to DG Systems and StarGuide. In the ordinary course of business, Chase or its affiliates may trade or act as a market maker in the debt and equity securities of DG Systems for its own accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

  The following is a summary of the material financial and comparative analyses performed by Chase in arriving at its opinion.

Analysis of StarGuide

 StarGuide Discounted Cash Flow Analysis

  Chase performed a discounted cash flow analysis of StarGuide without CoolCast(TM) and of the CoolCast(TM) service on a stand-alone basis based upon
(i) forecast and projection information provided to Chase by StarGuide's management for the years 2000 through 2004 and (ii) a sensitivity analysis using projections provided by StarGuide's management for the years 2000 through 2004, adjusted to reduce the number of DSL subscribers to 90% of the amount estimated by StarGuide and to assume a more conservative market penetration of the CoolCast(TM) service. Utilizing this information, Chase calculated a present value of the future streams of the unlevered, after-tax free cash flows in the management case and the sensitivity case.

  Chase assumed a discount rate of between 11.0% and 13.0% and terminal multiples of unlevered projected 2004 EBITDA ranging from 8.0x to 10.0x for its analysis of StarGuide without CoolCast(TM). Chase assumed a discount rate of between 18.0% and 22.0% and terminal multiples of unlevered projected 2004 EBITDA ranging from 10.0x to 12.0x for its analysis of the CoolCast(TM) service on a stand-alone basis. These analyses indicated an implied enterprise value for StarGuide, without CoolCast(TM), of approximately $30 million to $40 million in both the management case and the sensitivity case and for the CoolCast(TM) service on a stand-alone basis of approximately $450 million to $645 million in the management case and of approximately $305 million to $445 million in the sensitivity case. Chase then determined the implied enterprise value of the combined StarGuide/CoolCast(TM) entity by adding the implied enterprise value of StarGuide without CoolCast(TM) to that of CoolCast(TM) as a stand-alone entity. This indicated an implied enterprise value of the combined StarGuide/CoolCast(TM) entity of approximately $480 million to $685 million in the management case and of approximately $335 million to $485 million in the sensitivity case.

 StarGuide Relative Valuation/Ownership Analysis

  Chase performed a relative valuation/ownership analysis of the combined StarGuide/CoolCast(TM) entity using StarGuide's actual 1999 revenue and projected revenue for the years 2000 through 2002 provided by StarGuide's management. Assuming that DG Systems' current market value and market multiple (based upon DG Systems' share price of $6.34 per share on June 21, 2000 and using the treasury stock method to determine the StarGuide valuation) were applied to StarGuide (assuming StarGuide net debt of $3.5 million), Chase's analysis indicated that DG Systems' shareholders would have the following implied ownership of the combined DG System/StarGuide entity in the management case and sensitivity case:

                                                           Implied DG Ownership
                                                          ----------------------
                                                          Sensitivity Management
                                                             Case        Case
                                                          ----------- ----------
   Discounted Cash Flow Analysis.........................    32.9%       25.6%
   1999 Revenue (actual).................................    79.5%       79.5%
   2000 Revenue (projected)..............................    70.9%       70.8%
   2001 Revenue (projected)..............................    50.7%       44.4%
   2002 Revenue (projected)..............................    38.5%       34.1%

  Based upon the foregoing, Chase established an enterprise valuation range for StarGuide of between $375 million and $600 million.

Analysis of DG Systems

 DG Systems Comparable Company Analysis

  Chase prepared an analysis of the enterprise value of DG Systems based upon an analysis of two publicly traded companies Chase deemed to be similar to DG Systems. These companies were Applied Graphics Technologies, Inc. and VDI Multimedia. Chase calculated the multiple of enterprise value based on 2000 projected revenue for these companies based on publicly available equity research reports and found the high, mean and low to be as follows:

                                                               Enterprise Value/
                                                                Projected 2000
                                                                    Revenue
                                                               -----------------
   High.......................................................       0.98x
   Mean.......................................................       0.83x
   Low........................................................       0.69x

  Chase then calculated the implied enterprise value of DG Systems as a multiple of 2000 projected revenue for the management case and the sensitivity case, assuming a multiple of between 0.8x and 1.5x. Chase based its sensitivity case upon DG Systems' management projections, adjusted to assume that DG Systems does not implement its current new business initiative in the media asset management business during the periods covered. This analysis implied an enterprise value of DG Systems of approximately $52 million to $98 million in the management case and of approximately $51 million to $97 million in the sensitivity case.

  Because of inherent differences between the businesses, operations and prospects of DG Systems and the companies listed above, Chase believes that a purely quantitative analysis of the selected companies without considering complex qualitative judgments concerning differences between the financial and operating characteristics of DG Systems and the selected companies would not be meaningful in the context of the merger.

 Comparable Transactions Analysis

  Chase then prepared an analysis of the enterprise value of DG Systems as a multiple of projected 2000 EBITDA based upon an analysis of publicly available information relating to three selected acquisition transactions that were announced between July 1999 and December 1999 with equity values ranging from $88 million to $281 million. The transactions reviewed by Chase were the Bain Capital, Inc./VDI Multimedia transaction announced on December 27, 1999, the Liberty Media Group/Four Media Company transaction announced on November 1, 1999 and the Liberty Media Group/Todd-AO Corporation transaction announced on July 30, 1999. Chase calculated the enterprise value as a multiple of 2000 EBITDA for these transactions and found the high, mean and low to be as follows:

                                                               Enterprise Value/
                                                                Projected 2000
                                                                    EBITDA
                                                               -----------------
   High.......................................................       7.9x
   Mean.......................................................       7.6x
   Low........................................................       7.2x

  Chase then calculated the implied enterprise value of DG Systems as a multiple of projected 2000 EBITDA for the management case and the sensitivity case, assuming a multiple of between 5.0x and 7.0x. Chase based its sensitivity case upon DG Systems' management projections, adjusted to assume that DG Systems does not implement its current new business initiative in the media asset management business during the periods covered. This analysis implied an enterprise value of DG Systems of approximately $70 million to $98 million in the management case and of approximately $70 million to $97 million in the sensitivity case.

  Because the market conditions, rationale and circumstances surrounding the selected transactions utilized in Chase's comparable transactions analysis were specific to each transaction and vary between transactions and because of inherent differences between the businesses, operations and prospects of DG Systems and the companies involved in the selected transactions, Chase believes that a purely quantitative analysis of the selected transactions, without considering qualitative judgments concerning differences between the characteristics of the selected transactions and factors specific to DG Systems, would not be particularly meaningful in the context of the merger.

 DG Systems Discounted Cash Flow Analysis

  Chase performed a discounted cash flow analysis of DG Systems based upon forecast and projection information provided to Chase by DG Systems' management for the years 2000 through 2004. Utilizing this information, Chase calculated a present value of the future streams of the unlevered, after-tax free cash flows in the management case and the sensitivity case. Chase assumed a discount rate of between 10.0% and 12.0% and terminal multiples of unlevered 2004 EBITDA ranging from 8.0x to 10.0x. This analysis indicated an implied enterprise value for DG Systems of approximately $300 million to $375 million in the management case and of approximately $225 million to $300 million in the sensitivity case.

  Based upon the foregoing, Chase established an enterprise valuation range for DG Systems of between $150 million and $300 million.

Pro Forma Merger Analysis

 Relative Contribution Analysis

  Chase analyzed the relative contribution of each of StarGuide without CoolCast(TM), the CoolCast(TM) service on a stand-alone basis and DG Systems to the pro forma combined company based on the information provided by the management of each of DG Systems and StarGuide. This analysis indicated the following about the contributions of StarGuide without CoolCast(TM), the CoolCast(TM) service on a stand-alone basis and DG Systems for the years 2000 and 2004:

                                                                           DG
                                                      StarGuide CoolCast Systems
                                                      --------- -------- -------
   2000 Revenue......................................     22%       7%      71%
   2004 Revenue......................................      5%      71%      24%
   2000 Gross Margin.................................     21%     --        79%
   2004 Gross Margin.................................      5%      65%      30%

 Pro Forma Ownership Analysis

  Chase calculated a pro forma enterprise value of the combined DG Systems/StarGuide entity based upon the implied valuation of DG Systems ($150 million to $300 million), StarGuide ($375 million to $600 million) and an estimated $40 million to $50 million of capitalized synergies. The estimated capitalized synergies represent Chase's assumption based upon management estimates of annual synergies of $4 million to $5 million per year. The estimated capitalized synergies are based upon management projections from StarGuide and DG Systems. This analysis implied a pro forma enterprise value of between $565 million and $950 million for the combined company. Chase then calculated the implied value of DG Systems shareholders' pro forma ownership of the combined entity assuming that DG Systems shareholders will own 40.75% of the combined company. Chase further calculated the implied premium to DG Systems closing stock price of $6.34 per share on June 21, 2000 and to the 1-week average, the 1-month average, the 52 week high and the 52 week low through such date. This analysis indicated the implied premiums as compared to the low, high and mid-point of the implied pro forma enterprise value of the combined DG Systems/StarGuide entity:

                                                     Reference Range
                                                  (dollars in millions)
                                                 ---------------------------
                                                   Low       Mid      High
                                                 -------   -------   -------
   Pro forma enterprise value of DG
    Systems/StarGuide........................... $   565   $ 757.5   $   950
   Implied value of DG Systems ownership........ $ 224.4   $ 302.8   $ 381.2
   Implied DG Systems share price............... $  7.13   $  9.32   $ 11.51
   % premium to June 21, 2000 price.............    12.4%     46.9%     81.4%
   % premium to 1 week average..................    27.2%     66.3%    105.3%
   % premium to 1 month average.................    23.0%     60.7%     98.4%
   % premium to 52 week high....................   (32.0%)   (11.2%)     9.6%
   % premium to 52 week low.....................   128.3%    198.2%    268.2%

  Chase noted that the implied DG Systems share price is a result of a mathematical calculation and is not an estimate of the post-transaction price of the combined company.

 Premiums Paid Analysis

  Based upon publicly available information, Chase then examined 24 acquisition transactions in the Internet, technology and telecommunications industries in the $250 million to $1 billion dollar range since January 1, 1999. In each case, Chase analyzed the premium paid relative to the closing share price of the acquired company 1-day, 1-week and 4-weeks prior to the announcement of the acquisition, the high, low and mean of which are set forth below:
                  Internet, Technology and Telecommunications
                    Transactions ($250 million-$1 billion)
              Premium Paid Relative to Target Closing Share Price

                                                           1-Day  1-Week  1-Month
                                                           -----  ------  -------
   High................................................... 148.9% 187.7%   165.9%
   Mean...................................................  33.4%  43.8%    60.7%
   Low....................................................   5.4%   5.9%     7.3%

  Chase then examined 55 acquisition transactions in the $250 to $400 million dollar range, and analyzed the premium paid relative to the closing share price of the acquired company 1-day, 1-week and 1-month prior to the announcement of the acquisition, the high, low and mean of which are set forth below:

                  Internet, Technology and Telecommunications
                       Transactions ($250-$400 million)
              Premium Paid Relative to Target Closing Share Price

                                                           1-Day  1-Week  1-Month
                                                           -----  ------  -------
   High................................................... 132.4% 141.4%   253.8%
   Mean...................................................  39.8%  47.0%    67.1%
   Low....................................................  12.5%   6.0%    11.5%

  By comparison, Chase noted that the DG Systems share price implied by the transaction represented the following premiums over the actual average per share price of DG Systems stock for 1-day, 1-week and 1-month prior to the announcement of the transaction:

                                                            Reference Range
                                                           --------------------
                                                            Low    Mid    High
                                                           -----  -----  ------
   Implied DG Systems share price (in millions)........... $7.13  $9.32  $11.51
   % premium to June 21, 2000 price.......................  12.4%  46.9%   81.4%
   % premium to 1 week average............................  27.2%  66.3%  105.3%
   % premium to 1 month average...........................  23.0%  60.7%   98.4%

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary set forth above is not a complete description of the analyses performed by Chase in arriving at its opinion, nor is it a complete description of the presentation by Chase to DG Systems' board of directors. Chase believes that its analyses must be considered as a whole and that selecting portions of analyses and of the factors considered by them, without considering all these factors and analyses, could create a misleading view of the processes underlying the analyses set forth in its presentation to the DG Systems' board of directors and in its opinion. Chase did not assign relative weights to any of its analyses in preparing its opinion, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The matters considered by Chase in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond DG Systems' and StarGuide's control and involve the application of complex methodologies and educated judgment. Any estimates incorporated in the analyses performed by Chase are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than these estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and these estimates are inherently subject to uncertainty.

Recommendation of the Board of Directors of StarGuide; StarGuide's Reasons for the Merger

  The StarGuide board believes that the terms of the merger are fair to and in the best interests of StarGuide and its shareholders. Accordingly, the StarGuide board has unanimously approved the merger agreement and the transactions contemplated thereby, and recommends approval of the merger agreement by the shareholders of StarGuide.

  In the course of its deliberations, the StarGuide board considered a number of factors, including, among others, the following principal factors that were material to the board's decision to approve the merger agreement and to recommend that StarGuide's shareholders vote to approve the merger agreement:

  . the StarGuide board considered the opportunity of the holders of StarGuide common stock to participate in the potential growth of the combined company after the merger as a result of their ownership of DG Systems common stock;

  . the StarGuide board considered the strength of DG Systems in the digital content compression, storage and distribution services markets, and the ability of the combined company to compete in markets for digital content compression, storage and distribution services;

  . the StarGuide board considered the principal terms and conditions of the merger agreement and related agreements, including representations, warranties and covenants and the conditions to each party's obligation to complete the merger;

  . the StarGuide board considered the fact that Scott K. Ginsburg, the owner and/or voting trustee of StarGuide common stock representing 94% of the total voting power of all outstanding shares of StarGuide entitled to be voted, was willing to agree to vote his shares of StarGuide common stock in favor of the merger agreement;

  . the StarGuide board assessed the possibility of being part of a combined company and the risk of continuing to be an independent company, in view of the increased competition in the digital content compression, storage and distribution services markets;

  . the StarGuide board considered the ability of DG Systems and StarGuide to complete the merger, including their ability to obtain necessary regulatory approvals and their obligations to attempt to obtain these approvals, and determined that there was a strong likelihood that the merger would be completed;

  . the StarGuide board considered the risk that the merger would not be completed. In evaluating this risk, the StarGuide board considered the limited circumstances under which DG Systems could terminate the merger agreement; and

  . the StarGuide board took into consideration Morgan Stanley's opinion that, as of July 7, 2000, the date the merger agreement was approved by the StarGuide board and based upon and subject to the considerations in its opinion, the consideration to be received by holders of shares of StarGuide common stock pursuant to the merger agreement was fair to holders of StarGuide common stock from a financial point of view.

  The foregoing discussions of the information and factors considered by the StarGuide board is not intended to be exhaustive, but is believed to include all material factors considered by the StarGuide board. In view of the wide variety of information and factors considered, the StarGuide board did not find it practical to, and did not, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

Opinion of Financial Advisor to StarGuide

  Under an engagement letter dated March 23, 2000, StarGuide retained Morgan Stanley to provide it with financial advisory services and a financial fairness opinion in connection with the merger. StarGuide's board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of StarGuide. At the meeting of the StarGuide board of directors on July 7, 2000, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of July 7, 2000, based upon and subject to the various considerations set forth in the opinion, the consideration to be received by holders of shares of StarGuide common stock pursuant to the merger agreement was fair from a financial point of view to holders of StarGuide common stock.

  The full text of the written opinion of Morgan Stanley, dated as of July 7, 2000, is attached as Appendix C to this document. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We urge you to read the entire opinion carefully. Morgan Stanley's opinion is directed to StarGuide's board of directors and addresses only the fairness from a financial point of view of the consideration to be received pursuant to the merger agreement by the holders of shares of StarGuide common stock as of the date of the opinion. It does not address any other aspects of the merger and does not constitute a recommendation to any holder of StarGuide common stock as to how to vote. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

  In connection with rendering its opinion, Morgan Stanley, among other things:

  . reviewed certain publicly available financial statements and other information of DG Systems;

  . reviewed certain internal financial statements and other financial and operating data concerning StarGuide and DG Systems prepared by the management of each of StarGuide and DG Systems, respectively;

  . reviewed certain financial projections prepared by the management of each of StarGuide and DG Systems, respectively;

  . discussed the past and current operations and financial condition and the prospects of StarGuide, including information relating to the strategic, financial and operational benefits anticipated from the merger, with senior executives of StarGuide;

  . discussed the past and current operations and financial condition and the prospects of DG Systems, including information relating to the strategic, financial and operational benefits anticipated from the merger, with senior executives of DG Systems;

  . reviewed the reported prices and trading activity for the DG Systems common stock;

  . compared the financial performance of StarGuide and DG Systems and the prices and trading activity of DG Systems common stock;

  . reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  . participated in discussions and negotiations among representatives of StarGuide and DG Systems and their financial and legal advisors;

  .  reviewed the merger agreement and certain related documents; and

  . considered such other factors and performed such other analyses as Morgan Stanley deemed appropriate.

  Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments for future performance of StarGuide and DG Systems. Morgan Stanley also relied upon, without independent verification, the assessment by the management of each of StarGuide and DG Systems of:

  . the strategic, financial and other benefits expected to result from the merger;

  . the timing and risks associated with the integration of StarGuide and DG Systems; and

  . the validity of, and risks associated with, StarGuide and DG Systems' existing and future technologies, services or business models.

  Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities or technology of StarGuide, nor was it furnished with any such appraisals. Morgan Stanley assumed that in connection with the receipt of all the necessary regulatory approvals for the proposed merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the merger. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement, including, among other things, that the merger will be treated as a reorganization pursuant to the Internal Revenue Code of 1986. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of July 7, 2000. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving StarGuide.

  The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated July 7, 2000. Some of these summaries of financial analyses include information presented in tabular format. To fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

  Potential Value of StarGuide and CoolCast(TM) Businesses. To evaluate the expected total value of the combined entity, and the resulting value attributed to the current holders of StarGuide common stock and DG Systems common stock in accordance with the merger, Morgan Stanley first determined a range of indicative values for StarGuide's digital media transmission solutions business referred to as the StarGuide Business and its CoolCast(TM) Internet-related video and audio content delivery business referred to as the CoolCast(TM) Business.

  StarGuide Business. With respect to the StarGuide Business, Morgan Stanley relied on the values implied by both discounted cash flow analysis and public trading analysis to derive an indicative value range.

  Discounted Cash Flow Analysis. Morgan Stanley performed an analysis of the present value of the StarGuide Business on a stand alone basis based on the StarGuide Business' projected future cash flow based on projections prepared by the management of StarGuide. Morgan Stanley calculated an implied value range of $42 million to $53 million based on a discount rate of 13% and a range of perpetual growth rates of 5% to 7%.

  DG Systems Public Trading Analysis. Morgan Stanley performed an analysis of the implied value of the StarGuide Business based on the application of the public trading multiples of DG Systems. Morgan Stanley noted that the ratio of aggregate value to revenue for DG Systems was 4.3x and 3.6x for 2000 and 2001, respectively. The implied values for the StarGuide Business after applying these multiples to its 2000 and 2001 projected revenues are approximately $75 million and $87 million, respectively. Morgan Stanley further noted that the ratio of aggregate value to earnings before interest, depreciation and amortization, referred to as EBITDA, for DG Systems was 17.9x for 2001 and the implied value for the StarGuide Business after applying this multiple to its 2001 projected EBITDA is approximately $64 million. Based on the foregoing analyses, Morgan Stanley came to a judgment as to an indicative value range for the StarGuide Business of $40 million to $60 million.

  CoolCast(TM) Business. With respect to the CoolCast(TM) Business, Morgan Stanley relied on the values implied by both discounted cash flow analysis and discounted equity value analysis to derive a consensus value range.

  Discounted Cash Flow Analysis. Morgan Stanley performed an analysis of the present value of the CoolCast(TM) Business on a stand alone basis based on the CoolCast(TM) Business' projected future cash flow as per projections prepared by the management of StarGuide. Morgan Stanley calculated an implied value range of $230 million to $301 million based on a discount rate of 25% and a range of perpetual growth rates of 16% to 18%.

  Discounted Equity Value Analysis. Morgan Stanley performed an analysis of the implied present value of the CoolCast(TM) Business on a stand alone basis based on various projections for the CoolCast(TM) Business' future net income as per projections prepared by the management of StarGuide. For purposes of this analysis Morgan Stanley calculated an implied present value of $418 million to $554 million using a net income multiple of 25.0x and discount rates of 20% to 30%. Based on the foregoing analyses, Morgan Stanley came to a judgment as to an indicative value range for the CoolCast(TM) Business of $350 million to $450 million.

  Theoretical Premium Analysis. Assuming a range of potential values for both the StarGuide Business and the CoolCast(TM) Business, Morgan Stanley calculated the implied premium delivered to the DG Systems share price based on the agreed upon 59.25% and 40.75% ownership split for StarGuide and DG Systems, respectively.

The following table outlines the implied premiums to the DG Systems share price over various time periods ending July 7, 2000 assuming a consolidated value for StarGuide of $400 to $450.

                                                                 Implied Premium
                                                                  to DG Systems
                                                                    Assuming
                                                                   Indicative
                                                                 StarGuide Value
                                                     Average DG        of:
                                                      Systems    ---------------
                                                       Share      $400    $450
             Period ending July 7, 2000                Price     million million
             --------------------------              ----------  ------- -------
July 7, 2000........................................   $6.81(1)   14.1%   28.4%
June 9, 2000 (4 weeks prior)........................   $6.06(1)   28.3%   44.3%
Last one month......................................   $6.42      21.2%   36.4%
Last three months...................................   $5.89      32.1%   48.6%
Last six months.....................................   $6.85      13.5%   27.7%
Last one year.......................................   $5.70      36.4%   53.5%
Since initial public offering.......................   $5.75      35.2%   52.1%

--------
(1) Actual closing price on indicated date.

  Morgan Stanley further noted that this implied average premia paid over the stock price four weeks prior to announcement for precedent acquisition transactions in the United States involving all stock consideration from January 1, 1988 to March 31, 2000 was approximately 43%. Morgan Stanley further noted that this average premia of 43% was near the high end of the range of 28.3% to 44.3% premium paid to the four weeks prior DG Systems share price of $6.06 implied by a value range of $400 million to $450 million for StarGuide and CoolCast(TM), as noted in the above chart.

  Relative Contribution Analysis. Morgan Stanley compared StarGuide's and DG Systems' respective percentage contribution to the combined company using revenues, EBITDA and net income over various applicable periods based on projections prepared by the management of each of StarGuide and DG Systems, respectively. Morgan Stanley noted that StarGuide's implied pro forma ownership percentage ranged from 31% to 70% using estimated revenues for 2001 to 2003, 31% to 71% using estimated EBITDA for 2003 and 2004 and 21% to 75% using estimated net income for 2003 and 2004. Morgan Stanley noted that the pro forma StarGuide ownership of the combined company of 59.25% agreed upon in the merger was greater than most of the implied pro forma ownership percentages calculated by Morgan Stanley based on the relative contribution analyses. Morgan Stanley also noted that additional funding would likely be required for either company to achieve the projections for revenue and gross profit.

  Implied Pro Forma Ownership Analysis. Morgan Stanley analyzed the implied pro forma ownership of DG Systems in the combined entity by assuming a consolidated value for StarGuide of $400 million to $450 million and the implied equity values for DG Systems applying a 20% to 40% control premium to its equity value as of July 7, 2000. Morgan Stanley noted that this analysis implied DG Systems ownership ranges from 36% to 46%. Morgan Stanley further noted that if a 15% liquidity discount were applied to the indicative value of StarGuide of $400 million to $450 million, the implied DG Systems ownership ranges from 40% to 50%. Morgan Stanley further noted that the pro forma DG Systems ownership of the combined company of 40.75% agreed upon in the merger was less than most of the implied pro forma ownership percentages implied by this analysis.

  In connection with the review of the merger by StarGuide's board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of StarGuide and DG Systems. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of StarGuide and DG Systems. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

  Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the merger agreement from a financial point of view to holders of shares of StarGuide common stock and in connection with the delivery of its opinion to the StarGuide board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of DG Systems might actually trade.

  The consideration pursuant to the merger agreement was determined through arm's length negotiations between StarGuide and DG Systems and was approved by StarGuide's board of directors. Morgan Stanley provided advice to StarGuide during these negotiations. Morgan Stanley did not, however, recommend any specific level of consideration to StarGuide or that any specific level of consideration constituted the only appropriate consideration for the merger.

  In addition, Morgan Stanley's opinion and its presentation to StarGuide's board of directors was one of many factors taken into consideration by StarGuide's board of directors in deciding to approve the merger.
Consequently, the analyses as described above should not be viewed as determinative of the opinion of StarGuide's board of directors with respect to the merger or of whether StarGuide's board of directors would have been willing to agree to a different level of consideration.

  Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of StarGuide, DG Systems or any other parties involved in the merger.

  Under an engagement letter, Morgan Stanley provided financial advisory services and a financial fairness opinion in connection with the merger, and StarGuide agreed to pay Morgan Stanley a fee of $2.5 million. StarGuide has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, StarGuide has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement.

Interests of Executive Officers and Directors of DG Systems and StarGuide in the Merger

  Some members of the StarGuide board of directors and some executive officers of StarGuide have interests in the merger that are in addition to the interests of the StarGuide shareholders generally. In considering the fairness of the merger to the shareholders of StarGuide, the StarGuide board took these considerations into account. In addition, some members of the DG Systems board of directors and some executive officers of DG Systems have interests in the merger that are in addition to the interests of the DG Systems shareholders generally. In considering the fairness of the merger to the shareholders of DG Systems, the DG Systems board took these considerations into account and took into account and relied upon the recommendation of the special committee. See "THE MERGER--Background of the Merger." You should be aware of these interests.

 Executive Officers; Board of Directors

  Certain management personnel of StarGuide also work on behalf of DG Systems in similar capacities. These individuals also are shareholders in both StarGuide and DG Systems. The following chart sets forth the officers and directors of DG Systems, their position with StarGuide and DG Systems, and their respective interests in the two companies before and after the completion of the merger. The individuals listed below will retain their current positions with each company after the completion of the merger.

                                                               % interest in % interest in % interest in
                                  Current Position at           DG Systems     StarGuide     DG Systems
                                 DG Systems/StarGuide          pre-merger(1) pre-merger(1) post-merger(1)
                                 --------------------          ------------- ------------- --------------
Scott K. Ginsburg.......  Chairman of the Board                    20.5          49.9(2)        38.2
Matthew E. Devine.......  Chief Executive Officer/Director          3.1           1.0(2)         1.9
Omar A. Choucair........  Chief Financial Officer                    .7            .3(2)          .5
Dan F. Dent.............  Chief Operating Officer (DG Systems)      --            --              .1
Lawrence D. Lenihan,
 Jr.(3) ................  Director (DG Systems)                    14.7           --             6.0
Michael G. Linnert (4)..  Director (DG Systems)                     8.6           --             3.5
David M. Kantor.........  Director (DG Systems)                     --            --             --

--------
(1) On a fully diluted basis. Percentages include options and warrants.
(2) Prior to completion of the merger agreement, Mr. Ginsburg entered into agreements to sell shares of StarGuide Class B common stock owned by him to certain individuals. The total number of shares of StarGuide Class B common stock to be sold pursuant to these agreements is 800,000 shares, of which 400,000 shares are to be sold to Matthew E. Devine, who is the chief executive officer and a director of DG Systems and of StarGuide, and 400,000 shares are to be sold to Eric L. Bernthal. Mr. Ginsburg has also agreed in principle to sell 175,000 additional shares of StarGuide Class B common stock to Mr. Devine, and to sell 50,000 shares of StarGuide Class B common stock to Omar A. Choucair, who is chief financial officer of DG Systems and StarGuide. Upon completion of these sales, the percentage of StarGuide capital stock owned by Mr. Ginsburg would decrease to 46.6%, the percentage of DG Systems capital stock owned by Mr. Ginsburg following the merger would decrease to 36.2%, the percentage of StarGuide capital stock owned by Mr. Devine would increase to 2.8%, the percentage of DG Systems capital stock owned by Mr. Devine following the merger would increase to 3.0%, the percentage of StarGuide capital stock owned by Mr. Choucair would increase to 0.5%, and the percentage of DG Systems capital stock owned by Mr. Choucair following the merger would increase to 0.6%. All shares of Class B common stock of StarGuide expected to be sold by Mr. Ginsburg pursuant to these agreements would become subject to the voting trust agreement upon sale, and would thus remain subject to Mr. Ginsburg's voting agreement with respect to the merger.
(3) Mr. Lenihan disclaims beneficial ownership of these securities. Such securities are beneficially owned by affiliated entities of Pequot Capital Management, Inc. See Note 8 on page 100.
(4) Mr. Linnert disclaims beneficial ownership of these securities. Such securities are beneficially owned by affiliated entities of Technology Crossover Ventures. See Note 9 on page 100.

 Indemnification

  StarGuide currently maintains a directors and officers liability insurance policy covering all of its directors and officers. After completing the merger, DG Systems will be required to indemnify, to the fullest extent that StarGuide would have been permitted under its articles of incorporation and by-laws, each former director and officer of StarGuide for all actions taken by them in their capacities as such or at the request of StarGuide, against all claims arising out of or pertaining to matters existing prior to or at the completion of the merger.

  In addition, for not less than six years after completing the merger, DG Systems will also provide officer's and director's liability insurance for each individual that was at the time of completion of the merger covered under StarGuide's officer and director liability insurance. DG Systems will not be required to pay, in total, an annual premium for the insurance described in this paragraph in excess of 110% of the current annual premium paid by StarGuide for its coverage existing prior to the merger.

 Options; Warrants

  The individuals listed below have option or warrant interests in either or both of DG Systems and StarGuide. Under the merger agreement, all options and warrants of StarGuide will be assumed by DG Systems; the resulting interests are set forth in the table below.

                          Options in Options in Warrants of Warrants of Options in  Warrants in
                          DG Systems StarGuide  DG Systems   StarGuide  DG Systems  DG Systems
                          pre-merger pre-merger pre-merger  pre-merger  post-merger post-merger
                          ---------- ---------- ----------- ----------- ----------- -----------
Scott K. Ginsburg.......        --    250,000    3,008,527   2,250,000     424,575   6,829,702
Matthew E. Devine.......  1,000,000   250,000          --          --    1,424,575         --
Omar A. Choucair........    250,000   100,000          --          --      419,830         --
Dan F. Dent.............    150,000       --           --          --      150,000         --
Bob Howard..............    150,000       --           --          --      150,000         --
Lawrence D. Lenihan, Jr.
 (1)....................     15,000       --       207,692         --       15,000     207,692
Michael G. Linnert (2)..     10,000       --       115,385         --       10,000     115,385
David M. Kantor.........     10,000       --           --          --       10,000         --
                          ---------   -------    ---------   ---------   ---------   ---------
  Total.................  1,585,000   600,000    3,331,604   2,250,000   2,603,980   7,152,779
                          =========   =======    =========   =========   =========   =========

--------
(1) Mr. Lenihan disclaims beneficial ownership of these securities. Such securities are beneficially owned by affiliated entities of Pequot Capital Management, Inc. See Note 8 on page 100.
(2) Mr. Linnert disclaims beneficial ownership of these securities. Such securities are beneficially owned by affiliated entities of Technology Crossover Ventures. See Note 9 on page 100.

  In addition, the following individuals own options of DG Systems the vesting of which will, upon the consummation of the merger, accelerate with respect to 50% of the unvested portion thereof: Matthew E. Devine; Omar A. Choucair; Dan
F. Dent; and Bob Howard.

Directors of DG Systems Following the Merger

  Under the merger agreement, StarGuide has the right to designate additional persons to serve on the board of directors of DG Systems upon completing the merger. Each director is elected for a one-year term, as set forth in the by-laws.

  StarGuide is anticipated to designate Cappy R. McGarr, Robert J. Schlegel, Kevin C. Howe, Jeffrey A. Dankworth, Eric L. Bernthal, and Omar A. Choucair as nominees for members of the DG Systems board of directors upon the completion of the merger.

  Set forth below is information with respect to the executive officers and members of the board of directors of DG Systems following the merger. Please see, "THE DG SYSTEMS ANNUAL MEETING--Executive Officers and Directors of DG Systems" for additional information on the current directors of DG Systems listed below.

                                                                    Position with DG
                                    Current Position with                Systems
    Name                 Age       StarGuide or DG Systems          After the Merger
    ----                 ---       -----------------------          ----------------
Scott K. Ginsburg.......  47 Chairman of the Board               Chairman of the Board
                              of StarGuide and DG Systems
Matthew E. Devine.......  51 Chief Executive Officer             Chief Executive Officer
                              and Director of StarGuide           and Director
                              and DG Systems
Omar A. Choucair........  38 Chief Financial Officer of          Chief Financial Officer
                              StarGuide and DG Systems            and Director
Lawrence D. Lenihan,      35 Director of DG Systems              Director
 Jr. ...................
Michael G. Linnert......  29 Director of DG Systems              Director
David M. Kantor.........  44 Director of DG Systems              Director
Cappy R. McGarr.........  49 N/A                                 Director
Robert J. Schlegel......  50 N/A                                 Director
Kevin C. Howe...........  51 N/A                                 Director
Eric L. Bernthal........  54 N/A                                 Director
Jeffrey A. Dankworth....  46 President and Director of StarGuide Director

Certain Fees Associated with the Merger

  DG Systems has agreed to pay Chase for its financial advisory services an aggregate fee equal to $2,540,250, plus normal reimbursement of expenses. StarGuide has agreed to pay Morgan Stanley for its financial advisory services an aggregate fee equal to $2,500,000, plus reimbursement of expenses incurred in performing its services.

Accounting Treatment

  The merger will be accounted for using the purchase method of accounting. Based on the exchange ratio, StarGuide shareholders will obtain a majority of the voting interest of the combined company and will be the acquirer for financial accounting purposes. Under the purchase method of accounting, the purchase price will be allocated to DG Systems' assets and liabilities. The excess of purchase price over the fair value of the identifiable tangible assets acquired and liabilities assumed will be recorded as goodwill and other intangibles and amortized on a straight-line basis over periods ranging from 4 to 20 years. The results of operations of the combined company will not include DG Systems results prior to the merger. See "COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

Material United States Federal Income Tax Consequences of the Merger

 Tax Treatment of DG Systems Shareholders

  DG Systems shareholders will not receive anything upon consummation of the merger and will not recognize any gain or loss for United States federal income tax purposes.

 Tax Treatment of StarGuide Shareholders

  The following discussion summarizes the material United States federal income tax consequences of the merger to United States persons who hold shares of StarGuide stock as capital assets and participate in the merger transaction. This discussion is based upon current provisions of the Internal Revenue Code of 1986, or the Code, currently applicable Treasury regulations, administrative decisions and rulings, court decisions and certain factual assumptions. We cannot assure you that there will not be changes in the legal authorities on which this discussion is based (which changes could be retroactive), or that there will not be a change in the facts or the validity of the factual assumptions underlying this discussion that could alter or modify the statements and conclusions set forth below and could affect the tax consequences of the merger.

  This discussion does not purport to be a complete analysis or description of all potential United States federal income tax consequences of the merger or to deal with all aspects of United States federal income taxation that may affect particular StarGuide shareholders in light of their individual circumstances, and is not intended for StarGuide shareholders subject to special treatment under the United States federal income tax law. StarGuide shareholders subject to special treatment include:

  .  insurance companies;

  .  tax-exempt organizations;

  .  non-resident aliens;

  .  foreign corporations;

  .  foreign partnerships;

  .  foreign trusts;

  .  financial institutions;

  .  broker-dealers;

  . StarGuide shareholders who hold their common stock as part of a hedge, straddle or conversion transaction, and

  . StarGuide shareholders who have acquired their common stock upon the exercise of options or otherwise as compensation.

  In addition, this discussion does not consider the effect of any applicable foreign, state, local or other tax laws. We encourage each StarGuide shareholder to consult its own tax advisors as to its particular tax consequences from the merger, including the applicability and effect of any state, local, foreign or other tax laws, and of changes in applicable tax laws.

  Neither DG Systems nor StarGuide plans to obtain any rulings from the IRS concerning tax issues with respect to the merger. However, consummation of the merger is conditioned upon, among other things, each of DG Systems and StarGuide receiving an opinion of its tax counsel on the date of the merger. Dewey Ballantine is acting as tax counsel to DG Systems and Latham & Watkins is acting as tax counsel to StarGuide. The opinions of tax counsel will be dated as of the date of the merger and will be based on the United States federal income tax laws in effect as of that date. The opinions will state that, on the basis of the facts, certain representations to be made by DG Systems and StarGuide, among others, and assumptions set forth in the opinions, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

  An opinion of tax counsel represents counsel's legal judgment, but has no binding effect or official status of any kind. The IRS may assert contrary positions. Moreover, contrary positions may be adopted by a court, if the positions are litigated.

  Subject to the foregoing, assuming the opinions of Dewey Ballantine and Latham & Watkins are rendered to DG Systems and StarGuide, respectively, the material United States federal income tax consequences of the merger to the StarGuide shareholders are expected to be as follows:

  . You will not recognize gain or loss upon the exchange of StarGuide common stock for DG Systems common stock pursuant to the merger (except as described below with respect to any cash received in lieu of fractional shares of DG Systems common stock).

  . If you receive cash in lieu of a fractional share of DG Systems common stock, you will recognize gain or loss equal to the difference between the cash you receive and the portion of your tax basis in the StarGuide common stock surrendered that is allocated to the fractional share. Any such gain or loss generally will be capital gain or loss.

  . Your tax basis in the DG Systems common stock you receive pursuant to the merger will be the same as the tax basis of the StarGuide common stock you surrender in the merger, less any proportionate part of your basis allocable to any fractional share interest for which you receive cash.

  . Your holding period for the DG Systems common stock that you receive will include the holding period of the StarGuide common stock you surrender in the merger.

 Reporting Requirements and Backup Withholding

  Each StarGuide shareholder receiving DG Systems common stock as a result of the merger will be required to retain certain records and file with its federal income tax return a statement setting forth certain facts relating to the merger.

  Backup withholding at a rate of 31% may apply with respect to cash payments received by StarGuide shareholders unless the recipient (a) is a corporation or other exempt recipient and when required demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss to exemption from back-up withholding and otherwise complies with applicable requirements of the backup withholding rules. A StarGuide shareholder who does not provide DG Systems with its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder's federal income tax liability provided that certain required information is furnished to the IRS.

Regulatory Approvals

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, and the regulations thereunder, DG Systems and StarGuide may not complete the merger unless Notification and Report Forms have been filed with the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the United States Federal Trade Commission (the "FTC"), and the waiting period requirements have expired or are otherwise earlier terminated by the Antitrust Division and the FTC. On October 4, 2000, DG Systems and StarGuide filed the necessary Notification and Report Forms, and unless extended or earlier terminated by the Antitrust Division or the FTC, the waiting period will expire on November 3, 2000.

Dissenters' Rights

  The following is a summary of the principal steps that a shareholder of StarGuide must take to exercise dissenters' rights. This summary does not purport to be complete, and all StarGuide shareholders are encouraged to read Sections 92A.300 through 92A.500 of the Nevada Revised Statutes, which are attached as Appendix D. Failure to take any one of the required steps may terminate the shareholder's dissenters' rights under Nevada law. Because of the complexity of the procedures in exercising dissenters' rights, shareholders who exercise such rights should seek the advice of legal counsel. All references in Section 92A.300 through 92A.500 and in this summary to a "shareholder" or "holder" are to the record holder of the shares of StarGuide common stock as to which dissenters' rights are asserted.

  Under Sections 92A.300 through 92A.500, any record holder of StarGuide common stock who does not wish to accept the shares of DG Systems common stock for its shares of StarGuide common stock, as provided in the merger agreement, has the right to be paid the fair value for its shares of StarGuide common stock if the shareholder complies with the provisions of Sections 92A.300 through 92A.500. DG System's and StarGuide's obligation to effect the merger is conditioned on the holders of no more than 10% of the outstanding shares, on a fully diluted, as-converted basis, of StarGuide common stock exercising dissenters' rights.

  Record holders of shares of StarGuide common stock who do not vote in favor of the merger and who otherwise comply with the procedures described in Sections 92A.300 through 92A.500 will be entitled to dissenters' rights under Sections 92A.300 through 92A.500. These procedures are summarized below. A person having a beneficial interest in shares of StarGuide common stock held of record by or in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect dissenters' rights.

  Under Sections 92A.300 through 92A.500, a dissenting holder of shares of StarGuide common stock that follows the procedures set forth in Sections 92A.300 through 92A.500, will be entitled to receive payment in cash of the fair value, plus accrued interest, of such dissenters' shares.

  Under Sections 92A.300 through 92A.500, the corporation must notify each of its shareholders of the availability of dissenters' rights and must include in this notice a copy of Sections 92A.300 through 92A.500. This information statement/prospectus is the notice to the holders of StarGuide common stock required by Sections 92A.300 through 92A.500, and the text of Sections 92A.300 through 92A.500 is attached as Appendix D to this information statement/prospectus.

  Any shareholders who wishes to exercise dissenters' rights or who wishes to preserve its right to do so should review the following description and Appendix D carefully. The failure to timely, properly and strictly comply with the required procedures will result in the loss of dissenters' rights.

  A holder of StarGuide common stock wishing to exercise dissenters' rights must not vote in favor of the adoption of the merger agreement and must deliver to StarGuide prior to the vote on the merger agreement, a written notice of the intent to demand payment of such holder's shares. This written demand for payment is in addition to and separate from any proxy or vote abstaining from or against the merger. This demand must reasonably inform StarGuide of the identity of the shareholder and of the shareholder's intent thereby to demand payment of his, her or its shares of StarGuide common stock.

  A shareholder of record may assert dissenter's rights as to fewer than all of the shares held in his name only if he dissents with respect to all shares beneficially owned by any one person and if he notifies StarGuide in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter are determined as if the shares for which he dissents and his other shares were registered in the names of different shareholders. A shareholder who holds shares of StarGuide common stock beneficially, and not of record, may assert dissenters' rights for the beneficially owned shares of StarGuide common stock only by submitting a written consent of the shareholder of record along with the written notice of dissent. This applies to shares held in a voting trust, as to which the trustee is the holder of record whose written consent is required. A shareholder exercising dissenters' rights with respect to shares of StarGuide common stock that it owns beneficially may not exercise dissenters' rights for fewer than all the shares of StarGuide common stock held by the owner of record over which the beneficial owner has power to direct the vote.

  All written notices of the intent to demand payment should be delivered to StarGuide Digital Networks, Inc., 300 East Second Street, Suite 1510, Reno, Nevada 89509, Attention: Secretary.

  If the merger is approved by the StarGuide shareholders, within 10 days after the effective time of the merger, StarGuide will deliver a written dissenters' notice to all shareholders who satisfied the requirements to assert dissenters' rights under Sections 92A.300 through 92A.500. The dissenters' notice must:

  .  state where the demand for payment must be sent;

  .  state where and when certificates, if any, must be deposited;

  . state the restrictions on transfer of shares that are not evidenced by a certificate once demand has been made;

  .  supply a form on which to demand payment;

  .  set a date by which demand must be received; and

  .  include a copy of Sections 92A.300 through 92A.500.

  Unless a shareholder acquired its shares after StarGuide sends the dissenters' notice, StarGuide must calculate the fair value of such shares plus interest, and within 30 days of the date StarGuide receives the demand for payment, pay this amount to any StarGuide shareholder that properly exercised dissenters' rights and deposited certificates with StarGuide. If StarGuide does not pay within 30 days, a shareholder who is entitled to payment may enforce in court StarGuide's obligation to pay. The payment must be accompanied by:

  .  StarGuide's financial statements;

  .  a statement of the fair market value of the shares;

  .  an explanation of how the interest was calculated;

  .  a statement of the dissenters' rights to demand payment; and

  .  a copy of Sections 92A.300 through 92A.500.

  Within 30 days of when StarGuide pays a dissenting shareholder for its shares, the shareholder has the right to challenge StarGuide's calculation of the fair value of the shares and interest due, and must state the amount that the shareholder believes to represent the true fair value of the shares and interest due. If StarGuide and the shareholder are not able to settle on an amount for the fair value and interest due, StarGuide may petition a court within 60 days after receiving the demand for payment and petition the court to determine the fair value of the shares and accrued interest. If StarGuide does not either settle on an amount with the shareholder or petition a court within 60 days after receiving the demand for payment, StarGuide is obligated to pay the shareholder the amount demanded that exceeds StarGuide's calculation of fair value plus accrued interest.

Resales of DG Systems Common Stock Issued in Connection with the Merger; Affiliate Agreements

  Subject to the lock-up provisions contained in the merger agreement, DG Systems common stock issued in connection with the merger will be freely transferable. See "ADDITIONAL AGREEMENTS--Lock-up Agreements." However, shares of DG Systems common stock received by persons who are deemed to be "affiliates," as such term is defined by Rule 144 under the Securities Act of 1933, of StarGuide at the effective time of the merger, may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933.

     COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                                  STATEMENTS

  Under the terms of the merger agreement, the holders of StarGuide common stock will receive approximately 1.6983 shares of DG Systems common stock for each StarGuide share, which number may change based on the relative number of DG Systems and StarGuide fully diluted shares outstanding on the effective date of the merger. Based on the exchange ratio, StarGuide shareholders will obtain a majority of the voting interest of the combined company.

  DG Systems will be the parent of StarGuide, and will be the surviving registrant in the merger. However, for accounting purposes, StarGuide is deemed the acquirer and, accordingly, the merger will be accounted for as a reverse acquisition of DG Systems under the purchase method of accounting. Under this method of accounting, the combined company's historical results for periods prior to the merger will be those of StarGuide. On the date of the merger, the assets and liabilities of DG Systems will be recorded at their estimated fair values.

  The following combined company unaudited pro forma condensed consolidated financial statements utilize the unaudited pro forma financial statements of StarGuide and the historical financial statements of DG Systems for the periods presented. The unaudited pro forma financial statements of StarGuide give effect to the acquisition by StarGuide of the remaining 50% interest in Musicam Express. See "STARGUIDE BUSINESS--Musicam Express." The combined company unaudited pro forma condensed consolidated financial statements give effect to the merger and the Musicam Express acquisition as if the transactions had occurred on June 30, 2000 for purposes of the combined company unaudited pro forma condensed consolidated balance sheet, and on January 1, 1999 for purposes of the combined company unaudited pro forma condensed consolidated statements of operations.

  The combined company unaudited pro forma condensed consolidated balance sheet and statements of operations do not purport to represent what the financial position or results of operations actually would have been if the merger and the Musicam Express transaction had occurred as of such dates, or what such results will be for any future periods.

  The combined company unaudited pro forma condensed consolidated financial statements are derived from the historical financial statements of DG Systems, StarGuide and Musicam Express and the assumptions and adjustments described in the accompanying notes. The pro forma adjustments are based on preliminary estimates and assumptions that DG Systems and StarGuide believe are reasonable under the circumstances. As described above, the exchange ratio is subject to change based on the relative number of DG Systems and StarGuide fully diluted shares outstanding on the effective date of the merger. Accordingly, a final measurement date for determining the total purchase price will not occur until such date that the exchange ratio becomes fixed without subsequent revision. The preliminary allocation of the estimated purchase price to the assets and liabilities of DG Systems reflects the assumption that assets and liabilities are carried at historical amounts which approximate fair market values. The actual allocation of the purchase price may differ from that reflected in the combined company unaudited pro forma condensed consolidated financial statements after a more extensive review of the fair value of the assets and liabilities is completed. The combined company unaudited pro forma financial information should be read in conjunction with the historical financial statements and the accompanying notes thereto of DG Systems, StarGuide and Musicam Express appearing elsewhere in the proxy statement/prospectus. The combined company unaudited pro forma condensed consolidated financial statements do not reflect any cost savings or other economic efficiencies which may result from the merger.

                                COMBINED COMPANY

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              AS OF JUNE 30, 2000
                                 (in thousands)

                                                                         Pro
                                  Pro forma  Historical  Pro forma      forma
                                  StarGuide  DG Systems Adjustments    Combined
                                  ---------  ---------- -----------    --------
Assets
Current assets:
 Cash and cash equivalents....... $  5,550    $  3,204   $             $  8,754
 Accounts receivable, net........    4,506      12,277        (306)(b)   16,477
 Inventory.......................    2,191         --                     2,191
 Other current assets............      546       1,489                    2,035
                                  --------    --------   ---------     --------
  Total current assets              12,793      16,970        (306)      29,457
Property and equipment, net......    1,338       7,354                    8,692
Goodwill and other intangible
 assets..........................   10,799      12,864     (12,864)(a)  217,968
                                                           207,169(a)
Other assets.....................      431         --                       431
                                  --------    --------   ---------     --------
Total assets..................... $ 25,361    $ 37,188   $ 193,999     $256,548
                                  ========    ========   =========     ========
Liabilities and shareholders'
 equity (deficit)
Current liabilities:
 Accounts payable and accrued
  liabilities.................... $  3,546    $  7,149   $  12,000(a)  $ 22,389
                                                              (306)(b)
 Deferred revenue................    3,201         --                     3,201
 Current portion of long-term
  debt...........................      --        2,920                    2,920
 Bank line of credit.............    9,597         --                     9,597
 Other...........................      779         --                       779
                                  --------    --------   ---------     --------
  Total current liabilities......   17,123      10,069      11,694       38,886
Deferred revenue.................   10,967         --                    10,967
Long-term debt...................      --        5,313                    5,313
                                  --------    --------   ---------     --------
  Total liabilities..............   28,090      15,382      11,694       55,166
Shareholders' equity (deficit):
 Common stock....................       24     121,711      52,404(a)   257,682
                                                          (121,711)(a)
                                                           206,124(a)
                                                              (870)(a)
 Paid-in capital.................   52,404         --      (52,404)(a)      --
 Accumulated deficit.............  (54,186)    (99,776)     99,776(a)   (54,186)
 Treasury stock..................     (971)       (101)        971(a)      (101)
 Receivables from issuance of
  common stock...................      --          (93)                     (93)
 Unearned compensation...........      --          --       (1,920)(a)   (1,920)
 Accumulated other comprehensive
  income.........................      --           65         (65)(a)      --
                                  --------    --------   ---------     --------
  Total shareholders' equity
   (deficit).....................   (2,729)     21,806     182,305      201,382
                                  --------    --------   ---------     --------
   Total liabilities and
    shareholders' equity......... $ 25,361    $ 37,188   $ 193,999     $256,548
                                  ========    ========   =========     ========

   See accompanying "Notes to Combined Company Unaudited Pro Forma Condensed
                      Consolidated Financial Statements."

                                COMBINED COMPANY

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                    (in thousands, except per share amounts)

                                                                       Pro
                                  Pro forma  Historical  Pro forma    forma
                                  StarGuide  DG Systems Adjustments  Combined
                                  ---------  ---------- -----------  --------
Revenues......................... $  7,109    $26,250                $ 33,359
Costs and expenses:
 Cost of revenues................    4,850     15,450                  20,300
 Sales and marketing.............    1,172      2,273                   3,445
 Research and development........    1,480      1,634                   3,114
 General and administrative......    2,245      4,055       443(a)      6,743
 Noncash stock compensation
  charges........................   18,375         --                  18,375
 Impairment charge...............      972         --                     972
 Depreciation and amortization...    1,106      3,199       6,727(a)   11,032
                                  --------    -------     -------    --------
  Total costs and expenses.......   30,200     26,611       7,170      63,981
                                  --------    -------     -------    --------
Loss from operations.............  (23,091)      (361)     (7,170)    (30,622)
Other income (expense):
 Interest and other income.......      212         96                     308
 Interest expense................     (507)      (686)                 (1,193)
                                  --------    -------     -------    --------
  Total other income (expense)...     (295)      (590)                   (885)
                                  --------    -------     -------    --------
   Net loss...................... $(23,386)   $  (951)    $(7,170)   $(31,507)
                                  ========    =======     =======    ========
Basic and diluted net loss per
 share........................... $  (0.98)   $ (0.03)               $  (0.46)
                                  ========    =======                ========
Weighted average common shares
 outstanding.....................   23,855     27,812      16,658(c)   68,325
                                  ========    =======     =======    ========


   See accompanying "Notes to Combined Company Unaudited Pro Forma Condensed
                      Consolidated Financial Statements."

                                COMBINED COMPANY

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                    (in thousands, except per share amounts)

                                                                        Pro
                                  Pro forma  Historical  Pro forma     forma
                                  StarGuide  DG Systems Adjustments   Combined
                                  ---------  ---------- -----------   --------
Revenues........................  $ 14,096    $48,724                 $ 62,820
Costs and expenses:
 Cost of revenues...............     9,080     32,995                   42,075
 Sales and marketing............     3,220      4,818                    8,038
 Research and development.......     3,383      2,577                    5,960
 General and administrative.....     3,635      6,552         886(a)    11,073
 Impairment charge..............     4,055        --                     4,055
 Depreciation and amortization..     3,371      8,591      13,689(a)    25,651
 Non-recurring charges..........       --         370                      370
                                  --------    -------    --------     --------
  Total costs and expenses......    26,744     55,903      14,575       97,222
                                  --------    -------    --------     --------
Loss from operations............   (12,648)    (7,179)    (14,575)     (34,402)
Other income (expense):
 Interest and other income......       320        319                      639
 Interest expense...............    (1,444)    (1,903)                  (3,347)
                                  --------    -------    --------     --------
  Total other income (expense)..    (1,124)    (1,584)                  (2,708)
                                  --------    -------    --------     --------
Loss before cumulative effect of
 change in accounting
 principle......................  $(13,772)   $(8,763)   $(14,575)    $(37,110)
                                  ========    =======    ========     ========
Basic and diluted loss before
 cumulative effect of change in
 accounting principle per
 share..........................  $  (0.60)   $ (0.33)                $  (0.56)
                                  ========    =======                 ========
Weighted average common shares
 outstanding....................    23,007     26,653      16,066(c)    65,726
                                  ========    =======    ========     ========


   See accompanying "Notes to Combined Company Unaudited Pro Forma Condensed
                      Consolidated Financial Statements."

NOTES TO COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                                  STATEMENTS

(a) To record the merger. The merger will be accounted for as a purchase business combination with StarGuide treated as the accounting acquirer. In addition, the pro forma entries adjust the historical capital structure of StarGuide to the capital structure of DG Systems, the legal surviving corporation in the merger.

    The outstanding shares of DG Systems at June 30, 2000 have been valued at $6.50 per share, resulting in a value assigned to the shares of $183.1 million. The $6.50 per share is based on the five day share price average of DG Systems with July 10, 2000 as the midpoint. The value of the merger consideration was determined based on DG Systems' traded market price per share because StarGuide's common stock is not publicly traded. Since the exchange ratio is subject to change up to the date of the merger in the event that either DG Systems or StarGuide issue additional common stock, options, warrants or other forms of equity prior to the merger, the ultimate measurement date for accounting purposes for determining the purchase price will be the earliest date on which the exchange ratio becomes fixed without subsequent revision.

    The outstanding options and warrants of DG Systems have been valued using the Black-Scholes model. The combined company expects to incur direct acquisition costs in connection with the merger totaling approximately $12.0 million. The following table summarizes the estimated purchase price (in thousands):

     Fair value of outstanding common shares.......................... $183,124
     Fair value of outstanding options................................   14,000
     Fair value of outstanding warrants...............................    9,000
                                                                       --------
     Fair value of merger consideration...............................  206,124
     Estimated merger costs...........................................   12,000
                                                                       --------
       Total purchase price........................................... $218,124
                                                                       ========

    The following table summarizes the pro forma net assets acquired in connection with the merger and the preliminary allocation of the purchase price (in thousands):

     Working capital.................................................. $  6,901
     Property, plant, and equipment...................................    7,354
     Non-current liabilities..........................................   (5,313)
     Unearned compensation (contra equity)............................    1,920
     Other equity (contra equity).....................................       93
     Goodwill and other intangibles...................................  207,169
                                                                       --------
       Total purchase price........................................... $218,124
                                                                       ========

    Unearned compensation is recorded for the portion of the intrinsic value of DG Systems' options outstanding related to the future service period required for the options to fully vest. Unearned compensation will be amortized to expense over 26 months, the weighted average remaining vesting period of the options. The pro forma condensed consolidated statements of operations have been adjusted to give effect to the additional compensation expense.

    As set forth in the following table, a preliminary estimate of intangible assets relating to the merger are comprised of the following amounts (in thousands):

     Workforce........................................................ $  5,300
     Customer accounts................................................   18,400
     Brand name.......................................................    6,400
     Goodwill.........................................................  177,069
                                                                       --------
       Total intangible assets........................................ $207,169
                                                                       ========

     Goodwill and other intangibles amortization for purposes of the pro forma financial statements is based on a weighted average life of 14.6 years, with estimated lives ranging from 4 to 20 years. The pro forma condensed consolidated statements of operations have been adjusted to give effect to the additional amortization.

     The purchase price allocation and lives assigned to the assets is preliminary. After the closing of the merger, DG Systems, with the assistance of valuation consultants, will complete its evaluation of the fair value and the lives of the assets acquired. Accordingly, the allocation of the purchase price and the lives of the assets acquired may differ from the final purchase price allocation and final lives assigned to the assets.

(b) To eliminate receivables and payables between StarGuide and DG Systems relating to shared office costs.

(c) To recognize incremental shares from conversion of StarGuide shares to DG Systems shares at an exchange ratio of 1.6983 to 1.00.

                       STARGUIDE DIGITAL NETWORKS, INC.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 2000
                                (in thousands)

                                            Historical
                                 Historical  Musicam    Pro forma    Pro forma
                                 StarGuide   Express   Adjustments   StarGuide
                                 ---------- ---------- -----------   ---------
Assets
Current assets:
  Cash..........................  $  5,455   $     95                $  5,550
  Accounts receivable, net......     4,333        173                   4,506
  Inventory.....................     2,191        --                    2,191
  Other current assets..........       537          9                     546
                                  --------   --------    -------     --------
    Total current assets........    12,516        277                  12,793
Property and equipment, net.....       773        565                   1,338
Goodwill and other intangible
 assets.........................       --         --      10,799(1)    10,799
Other assets....................       422          9                     431
                                  --------   --------    -------     --------
    Total assets................  $ 13,711   $    851    $10,799     $ 25,361
                                  ========   ========    =======     ========


Liabilities and shareholders'
 deficit
Current liabilities:
  Accounts payable and accrued
   liabilities..................  $  3,298   $    248                $  3,546
  Deferred revenue..............     3,201        --                    3,201
  Other current liabilities.....       291        488                     779
  Bank line of credit...........       --       9,597                   9,597
                                  --------   --------                --------
    Total current liabilities...     6,790     10,333                  17,123
Deferred revenue................    10,967        --                   10,967
Due to affiliate................       --       4,026     (4,026)(2)      --
Excess of losses over
 investments in and amounts due
 from joint venture.............     2,683        --      (2,683)(3)      --
                                  --------   --------    -------     --------
    Total liabilities...........    20,440     14,359     (6,709)      28,090
Shareholders' deficit:
  Common stock..................        24        --                       24
  Additional paid in capital....    48,404        --       4,000(4)    52,404
  Accumulated deficit...........   (54,186)   (13,508)    13,508(1)   (54,186)
  Treasury stock................      (971)       --                     (971)
                                  --------   --------    -------     --------
    Total shareholders'
     deficit....................    (6,729)   (13,508)    17,508       (2,729)
                                  --------   --------    -------     --------
      Total liabilities and
       shareholders' deficit....  $ 13,711   $    851    $10,799     $ 25,361
                                  ========   ========    =======     ========

--------
(1) To eliminate Musicam Express equity accounts and record the excess of the purchase price over assets acquired and liabilities assumed as goodwill and other intangible assets. The purchase price allocation is preliminary and is subject to change.
(2)  To eliminate the amount due from Musicam Express to StarGuide.
(3)  To eliminate investment account.
(4) To record the issuance of 400,000 shares of Class B common stock at $10.00 per share for the purchase of 50% interest in Musicam Express from Infinity and Westwood One. The transaction is expected to close in the fourth quarter of 2000.

                        STARGUIDE DIGITAL NETWORKS, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                    (in thousands, except per share amounts)

                                            Historical
                                Historical   Musicam    Pro forma    Pro forma
                                StarGuide    Express   Adjustments   StarGuide
                                ----------  ---------- -----------   ---------
Revenues......................  $   6,600    $    613    $ (104)(1)  $   7,109
Costs and expenses:
  Cost of revenues............      4,365         553       (68)(1)      4,850
  Sales and marketing.........      1,172         --                     1,172
  Research and development....      1,480         --                     1,480
  General and administrative..      2,009         236                    2,245
  Noncash stock compensation
   charges....................     18,375         --                    18,375
  Impairment charge...........        --          972                      972
  Depreciation and
   amortization...............        433         403       270(2)       1,106
                                ---------    --------    ------      ---------
    Total costs and expenses..     27,834       2,164       202         30,200
                                ---------    --------    ------      ---------
    Operating loss............    (21,234)     (1,551)     (306)       (23,091)
Equity in losses of joint
 venture......................       (829)        --        829(3)         --
Interest and other income.....        195          17                      212
Interest expense..............        (17)       (490)                    (507)
                                ---------    --------    ------      ---------
  Net loss....................  $ (21,885)   $ (2,024)   $  523      $ (23,386)
                                =========    ========    ======      =========
Basic and diluted net loss per
 share........................  $   (0.93)                           $   (0.98)
                                =========                            =========
Weighted average common shares
 outstanding..................     23,455                   400(4)      23,855
                                =========                ======      =========

--------
(1) To eliminate intercompany product sales and related cost of revenues.
(2) To record amortization of goodwill and other intangibles which arose in connection with the Musicam Express purchase transaction using an estimated 20 year life.
(3) To eliminate equity in losses of joint venture.
(4) To record shares issued to purchase the 50% interest in Musicam Express from Infinity and Westwood One.

                       STARGUIDE DIGITAL NETWORKS, INC.

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1999
                   (in thousands, except per share amounts)

                                              Historical
                                   Historical  Musicam    Pro forma    Pro forma
                                   StarGuide   Express   Adjustments   StarGuide
                                   ---------- ---------- -----------   ---------
Revenues..........................   $13,068   $ 1,609     $ (581)(1)  $ 14,096
Costs and expenses:
  Cost of revenues................     8,128     1,490       (538)(1)     9,080
  Sales and marketing.............     3,209        11                    3,220
  Research and development........     3,383       --                     3,383
  General and administrative......     3,087       548                    3,635
  Impairment charge...............       --      4,055                    4,055
  Depreciation and amortization...       973     1,860        538(2)      3,371
                                    --------   -------     ------      --------
    Total costs and expenses......    18,780     7,964                   26,744
                                    --------   -------     ------      --------
    Operating loss................    (5,712)   (6,355)      (581)      (12,648)
Equity in losses of joint
 venture..........................    (3,031)      --       3,031(3)        --
Interest and other income.........       290        30                      320
Interest expense..................      (547)     (897)                  (1,444)
                                    --------   -------     ------      --------
  Loss before cumulative effect of
   change in accounting
   principle......................  $ (9,000)  $(7,222)    $2,450      $(13,772)
                                    ========   =======     ======      ========
Basic and diluted loss before
 cumulative effect of change in
 accounting principle per share...  $  (0.40)                          $  (0.60)
                                    ========                           ========
Weighted average common shares
 outstanding......................    22,607                  400(4)     23,007
                                    ========               ======      ========

--------
(1) To eliminate intercompany product sales and related cost of revenues
(2) To record the amortization of goodwill and other intangibles in connection with the Musicam Express purchase transaction using an estimated 20 year life.
(3) To eliminate equity in losses of joint venture.
(4) To record shares issued to purchase the 50% interest in Musicam Express from Infinity and Westwood One.

                             THE MERGER AGREEMENT

General

  The following is a description of the material terms of the merger agreement. This description is qualified in its entirety by reference to the merger agreement. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus and is incorporated in this proxy statement/prospectus by reference. You should read the full text of the merger agreement because it, and not this proxy statement/prospectus, is the legal document that governs the merger.

The Merger

  Under the merger agreement, SG Nevada, a wholly-owned subsidiary of DG Systems, will merge with and into StarGuide. As a result, SG Nevada will cease to exist as a separate corporate entity and StarGuide will continue as the surviving corporation and a wholly-owned subsidiary of DG Systems. The merger will have the effects specified in the applicable provisions of the Nevada Revised Statutes.

  Each share of SG Nevada capital stock, issued and outstanding immediately before the merger, will be converted into and become one validly issued, fully paid and non-assessable share of StarGuide common stock, par value $.001 per share, and these shares will, collectively represent all of the issued and outstanding capital stock of StarGuide.

  Each share of StarGuide common stock issued and outstanding immediately before the merger, other than those held in the treasury of StarGuide or owned by a wholly-owned subsidiary of StarGuide, will be converted into the number of validly issued, fully paid and non-assessable shares of DG Systems common stock, without par value, excluding fractional shares, equal to the sum of (a) the total number of shares of DG Systems common stock issued and outstanding immediately before the merger and (b) the total number of shares of DG Systems common stock issuable upon conversion of any options or warrants for the purchase of DG Systems common stock, and any other securities of DG Systems convertible into shares of DG Systems common stock, multiplied by 1.454, and divided by the sum of (x) the total number of shares of StarGuide common stock issued and outstanding immediately before the merger and (y) the total number of shares of StarGuide common stock issuable upon conversion of any options or warrants for the purchase of StarGuide common stock, and any other securities of StarGuide convertible into shares of StarGuide common stock. Based upon the number of shares of DG Systems common stock outstanding and issuable upon conversion or exercise of warrants and options as of July 31, 2000 and the number of shares of StarGuide common stock outstanding and issuable upon conversion or exercise of warrants and options as of July 31, 2000, each share of StarGuide common stock will be convertible into approximately 1.6983 shares of DG Systems common stock.

  The number of shares of DG Systems common stock issued upon the conversion of each share of StarGuide common stock will be adjusted to reflect any change in the number or class of outstanding shares of DG Systems common stock that occurs prior to the merger as a result of any declared or completed stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

  No fractional shares of DG Systems common stock will be issued as a result of the conversion. In lieu of the issuance of any fractional shares of DG Systems common stock, each holder who would otherwise be entitled to receive a fractional share of DG Systems common stock will receive cash equal to the product of (a) the fraction of the share of DG Systems common stock that would otherwise be issued and (b) the closing price for a share of DG Systems common stock on the Nasdaq National Market on the closing date.

  All shares of StarGuide common stock that are converted will be canceled and retired. Each holder of a certificate representing any shares of StarGuide common stock will no longer have any rights regarding StarGuide common stock. Shares of StarGuide common stock (a) held in the treasury of StarGuide or (b) owned by a wholly owned subsidiary of StarGuide will be canceled without any payment.

  The officers and directors of StarGuide immediately prior to the merger will be the officers and directors of the surviving corporation until their successors are elected or appointed. The articles of incorporation and by-laws of StarGuide in effect immediately prior to the merger will be the articles of incorporation and by-laws of the surviving corporation until StarGuide amends or changes either document.

Effective Time and Closing of the Merger

  Promptly after the satisfaction or waiver of the conditions to closing set forth in the merger agreement, DG Systems, SG Nevada, and StarGuide will file articles of merger with the Secretary of State of Nevada in accordance with the Nevada Revised Statutes. The merger will be effective when the articles of merger are filed. However, DG Systems, SG Nevada, and StarGuide may agree to another date or time and specify that date or time in the articles of merger. We expect to complete the merger during the fourth quarter of 2000.

Procedure to Exchange Certificates

  DG Systems has designated ChaseMellon Shareholder Services, L.L.C. to act as exchange agent. The exchange agent will mail letters of transmittal and instructions regarding the exchange process to each record holder of shares of StarGuide common stock promptly following the merger. Upon surrender of StarGuide common stock certificates, the StarGuide record holders will receive certificates representing whole shares of DG Systems common stock. If a transfer of ownership of StarGuide common stock occurred which is not registered in the transfer records of StarGuide, the exchange agent may issue a certificate representing the proper number of shares of DG Systems common stock to a person other than the person in whose name the surrendered certificate is registered. The holder of the surrendered certificate will pay any applicable transfer taxes or establish that any transfer tax has been paid. Until surrendered, each StarGuide common stock certificate will represent only the right to receive upon surrender a certificate representing the appropriate number of whole shares of DG Systems common stock, cash in lieu of any fractional shares of DG Systems common stock, and any dividends to the extent provided below. No interest will be paid or will accrue on any cash payable in lieu of any fractional shares of DG Systems common stock.

  Once the holders of certificates previously representing StarGuide common stock surrender these certificates in exchange for certificates representing whole shares of DG Systems common stock, they will receive, at the time of surrender, any cash payable in lieu of a fractional share of DG Systems common stock and any dividends or other distributions on whole shares of DG Systems common stock that have a record date after the merger and a payment date before the holder surrenders the StarGuide common share certificate. However, DG Systems will not pay any dividends or make any cash payment in lieu of fractional shares until the holder of the StarGuide share certificate surrenders that certificate. The holder will also receive, at the appropriate payment date, any dividends or other distributions with a record date after the merger but before the surrender, and a payment date after the surrender on whole shares of DG Systems common stock. In each case, taxes will be withheld as required. No interest will be paid or accrued on unpaid dividends or distributions, if any, which will be paid at the time of surrender of StarGuide common share certificates.

  All shares of DG Systems common stock issued upon the surrender and exchange of StarGuide common stock certificates will be considered issued and paid in full satisfaction of all rights associated with the shares of StarGuide common stock except for the surviving corporation's obligation to pay any dividends or other distributions with a record date prior to the merger. After the merger, StarGuide will not record any further transfer of shares of StarGuide common stock outstanding prior to the merger. If, after the merger, any holder presents StarGuide certificates to the surviving corporation, the exchange agent or DG Systems, these certificates will be canceled and exchanged as described above.

  The exchange agent will deliver to DG Systems any DG Systems common share certificates issued in the merger and any dividends or distributions that DG Systems deposited with the exchange agent which former StarGuide shareholders do not claim within six months after the merger. Any former StarGuide shareholder who has not complied with the exchange procedures before the six-month anniversary of the merger may only look to

DG Systems for payment of DG Systems common stock, any cash in lieu of fractional shares of DG Systems common stock and any unpaid dividends and distributions on DG Systems common stock. Neither StarGuide, DG Systems, SG Nevada, the exchange agent nor any other person will be liable to you for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws. The exchange agent shall invest any cash included in the exchange fund, as directed by DG Systems, on a daily basis. DG Systems shall receive any interest and other income resulting from these investments.

  The exchange agent will deliver DG Systems common stock, any cash in lieu of fractional shares and unpaid dividends or distributions on DG Systems common stock to which the holder is entitled in exchange for lost, stolen, or destroyed StarGuide common stock certificates if the holder of these StarGuide common stock certificates signs an affidavit of loss, theft or destruction. DG Systems may also, in its discretion, require the holder of a lost, stolen or destroyed certificate to deliver a bond in reasonable sum as indemnity against any claim that any claimant might make against DG Systems regarding the alleged lost, stolen or destroyed certificate.

Dissenting Shares

  Shares of StarGuide common stock that are outstanding immediately prior to the merger will not be converted or represent the right to receive any DG Systems common stock if they are held by shareholders who have:

  .  not consented to the merger;

  .  demanded appraisal for the shares; and

  . neither failed to perfect nor effectively withdrawn demand nor otherwise lost their appraisal rights.

  Holders of dissenting shares will be entitled to have the shares appraised in accordance with the applicable provisions of the Nevada Revised Statutes.

  StarGuide will give DG Systems prompt notice of any demands for appraisals, withdrawals of demands for appraisal, and any other instruments received by StarGuide, and the opportunity to participate in all negotiations and proceedings relating to demands for appraisal. StarGuide will not, without DG Systems' prior written consent, make any payment relating to any demands for appraisal, or offer to settle or settle any demand for appraisal rights.

Employee Stock Options and Equity Incentives

  Simultaneously with the merger, each outstanding option to purchase a share of StarGuide common stock under StarGuide's stock option plans will be converted into an option to purchase the number of shares of DG Systems common stock equal to the product of (1) the number of shares of StarGuide common stock which could have been obtained prior to the merger upon the exercise of such option, multiplied by (2) the number of shares of DG Systems common stock to be issued for each share of StarGuide common stock pursuant to the merger. The converted options will have an exercise price per share equal to the exercise price for such option under StarGuide's stock option plans divided by the number of shares of DG Systems common stock to be issued for each share of StarGuide common stock pursuant to the merger.

  DG Systems will assume StarGuide's obligations under the StarGuide stock option plans. The other terms of each option, and the plans under which they were issued, will continue to apply, including any acceleration provisions. In addition, DG Systems will reserve for issuance the number of shares of its common stock that will become subject to the StarGuide stock option plans specified in the merger agreement.

Conversion of StarGuide Common Stock Equivalents

  Simultaneously with the merger all StarGuide common stock equivalents (i.e., each outstanding StarGuide option or warrant for the purchase of StarGuide common stock, or any other StarGuide security convertible into shares of StarGuide common stock, other than employee stock options) will be converted into a DG Systems common stock equivalent of like character and for the number of shares of DG Systems common stock equal to the product of (1) the number of shares of StarGuide common stock which could have been obtained prior to the merger upon the exercise of such StarGuide common stock equivalent, multiplied by (2) the number of shares of DG Systems common stock to be issued for each share of StarGuide common stock pursuant to the merger.

  The StarGuide common stock equivalents converted into DG Systems common stock equivalents will have an exercise price per share equal to the exercise price of such StarGuide common stock equivalent divided by the number of shares of DG Systems common stock to be issued for each share of StarGuide common stock pursuant to the merger.

Representations and Warranties

  Except as discussed in the paragraphs below, the merger agreement contains essentially reciprocal representations and warranties made by and among StarGuide, DG Systems, and SG Nevada. These representations and warranties relate to the following matters:

  .  due organization, power and standing, and other corporate matters;

  .  capital structure;

  .  authority to enter into the merger agreement;

  .  financial statements;

  .  brokers' fees and expenses with respect to the merger;

  .  interests in other entities;

  .  dividends; and

  .  fairness opinions.

  StarGuide also made additional representations and warranties to DG Systems and SG Nevada relating to the following matters:

  .  required consents and approvals, and absence of violations of law;

  .  liabilities;

  .  intellectual property and proprietary rights;

  .  material contracts, agreements, and licenses;

  .  benefit plans, including ERISA matters;

  .  sufficiency of assets;

  .  actions and proceedings;

  .  compliance with applicable laws;

  .  tax matters;

  .  environmental matters;

  .  accuracy of information furnished to DG Systems;

  .  title to properties;

  .  labor matters; and

  .  insurance.

Covenants Relating to Conduct of Business

  Unless the other party agrees in writing, StarGuide and DG Systems each have agreed that, during the period from the date of the merger agreement through the earlier of the merger or the termination of the merger agreement, StarGuide and DG Systems each will:

  . carry on its business in the ordinary course and consistent with past practices;

  .  use commercially reasonable efforts to preserve intact its goodwill;

  . use commercially reasonable efforts to preserve intact its current relationships with its officers, employees, customers, suppliers and others with significant and recurring business dealings with it; and

  . maintain its books of account and records in the usual, regular, and ordinary manner consistent with past practices.

  Unless the other party agrees in writing, StarGuide and DG Systems each have agreed that, during the period from the date of the merger agreement through the earlier of the merger or the termination of the merger agreement, StarGuide and DG Systems each will not:

  .  redeem or repurchase any of its outstanding shares of common stock;

  . split, combine, reclassify or recapitalize any shares of any class of its common stock or any of its other securities or any of its subsidiaries' securities;

  . declare, set aside or pay any dividend or other distribution on any class of its common stock or any of its other securities or any of its subsidiaries' securities;

  . redeem, repurchase or otherwise acquire any of its common stock or any of its other securities or any of its subsidiaries' securities;

  . sell, abandon or make any other disposition of any of its assets other than in the ordinary course of business consistent with past practice;

  . except in the ordinary course of business, incur or assume any liability;

  . make any acquisition of all or any part of the capital stock or all or substantially all of the assets, properties or businesses of any individual, general or limited partnership, firm, corporation, limited liability company, association, trust, unincorporated organization, or any other entity in an amount in excess of $500,000;

  . change or agree to rearrange in any material respect the character of its business;

  .  knowingly waive any right of material value;

  . make any material write down of inventory or material write off as uncollectible of accounts receivable;

  . increase any wage, salary, bonus or other compensation payable to or to become payable to any of its employees, or make any accrual for or commitment to make or pay the same, other than increases in wages, salary, bonuses or other compensation made in the ordinary course of business consistent with past practice, and those required by any existing contract or federal, state, county, provincial, local or foreign statute, law ordinance, regulation, rule, code, or rule of common law;

  . make any commitment to pay any severance or termination pay to any of its employees or any of its independent contractors, consultants, agents, or other representatives, other than commitments to pay its employees in the ordinary course of business consistent with past practice;

  . unless otherwise required by law, make or revoke any material tax election, settle or compromise any material tax liability, change or make a request to any taxing authority to change any material aspect of its method of accounting for tax purposes or waive or extend the statute of limitations regarding any material taxes;

  . knowingly violate or knowingly fail to perform any material obligation or duty imposed upon it or any of its subsidiaries by any applicable federal, state, county, provincial, local or foreign statute, law, ordinance, regulation, rule, code, or rule of common law;

  . take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, regarding accounting policies or procedures and other than actions required to be taken by generally accepted accounting principles in the United States;

  . enter into any joint venture, production or marketing arrangement without the other party's prior written consent; or

  . enter into any contract, agreement, commitment or arrangement to take any action prohibited by the foregoing restrictions.

  In addition, unless DG Systems agrees in writing, StarGuide has agreed that, during the period from the date of the merger agreement through the earlier of the merger or the termination of the merger agreement, StarGuide will not:

  . other than in conjunction with the issuance and sale for cash of up to $100 million of StarGuide common stock, authorize for issuance, issue, sell, pledge, deliver or commit to issue, sell, pledge or deliver any of its common stock, including any options to acquire its common stock, or any securities convertible into or exchangeable for any class of its common stock;

  .  amend its articles of incorporation or its by-laws;

  . unless otherwise required by applicable federal, state, county, provincial, local or foreign statute, law ordinance, regulation, rule, code, or rule of common law or the merger agreement, adopt, enter into or amend any arrangement which is, or would be a deferred compensation, bonus or other incentive compensation, stock purchase or other equity compensation or ownership plan, program, agreement or arrangement, a severance or termination pay, medical, surgical, hospitalization, life insurance and other welfare plan, fund or program, a profit sharing, stock bonus or other pension plan, fund or program, an employment, retention, consulting, termination or severance agreement, or other employee benefit plan, fund, program, agreement or arrangement that is sponsored, maintained or contributed to or required to be contributed to by StarGuide or its subsidiaries; or

  . make any change in any actuarial methods or assumptions used in funding any of the above plans or in the assumptions or factors used in determining benefit equivalencies under the plans.

  In addition, unless StarGuide agrees in writing, DG Systems has agreed that, during the period from the date of the merger agreement through the earlier of the merger or the termination of the merger agreement, DG Systems will not:

  . authorize for issuance, sell, pledge, deliver or commit to issue, sell, pledge or deliver any of its common stock including any options to acquire any of its common stock or any securities convertible into or exchangeable for any class of its common stock;

  . amend its articles of incorporation or its by-laws, permit any amendment to SG Nevada's articles of incorporation or SG Nevada's by-laws, or take any other action that would cause SG Nevada to cease being a wholly-owned subsidiary of DG Systems;

  . unless otherwise required by applicable federal, state, county, provincial, local or foreign statute, law, ordinance, regulation, rule, code, or rule of common law or the merger agreement, adopt, enter into or amend any arrangement which is, or would be, an employment, bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, equity or equity-based, leave or absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, workmen's compensation or other insurance, severance, separation, termination, change of control or other benefit plan, agreement, practice, policy or arrangement; or

  . make any change in any actuarial methods or assumptions used in funding any of the above plans or in the assumptions or factors used in determining benefit equivalencies under the plans.

No Solicitation

  Subject to the provisions relating to a superior proposal in the next section, during the period from the date of the merger agreement to the merger, DG Systems and StarGuide each agree that neither it nor its subsidiaries, representatives, or agents will encourage, solicit, make or accept any offers for or engage in any discussions or negotiations regarding any combinations of it or any of its subsidiaries with, or a sale of any assets or securities of it or any of its subsidiaries to, any third party.

Superior Proposal

  Prior to the merger, if DG Systems' special committee or board of directors determines by a majority disinterested vote, in the good faith exercise of its fiduciary duties, that it would be in the best interests of DG Systems or its shareholders, DG Systems may participate in discussions or negotiate with, and provide non-public information and access to its properties, books, records, officers, employees and representatives to any third party after the third party has provided DG Systems with a proposal to acquire all or a portion of DG Systems' assets or business, which the special committee or the board of directors determines by a majority disinterested vote, in its good faith reasonable judgment, would be more favorable to DG Systems or its shareholders than the merger.

  If DG Systems receives a superior proposal and DG Systems' special committee or board of directors determines in good faith by a majority disinterested vote that it is appropriate to do so, the special committee may recommend and the board of directors may execute or enter into any agreement relating to the superior proposal and may recommend the superior proposal to its shareholders. In this event, DG Systems' special committee or its board of directors may withdraw, modify or refrain from making its recommendation in favor of the merger and may terminate the merger agreement. However, DG Systems agrees to:

  . notify StarGuide within 24 hours after receipt of a superior proposal that DG Systems' special committee or board of directors has received a superior proposal. In the notice, DG Systems will specify the material terms and conditions of the superior proposal and identify the entity that made the superior proposal;

  . terminate the merger agreement by written notice to StarGuide no earlier than 48 hours after StarGuide's receipt of a copy of the superior proposal; and

  . pay StarGuide $7,500,000 if the merger is not concluded because of the superior proposal. In addition DG Systems will pay all of StarGuide's transaction costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement. DG Systems will make the payment by wire transfer of immediately available funds promptly after DG Systems' board of directors has determined to recommend the superior proposal.

  DG Systems' special committee or board of directors may take and disclose to DG Systems shareholders a position as required by Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934 with regard to any tender or exchange offer. However, the disclosure must state that no action will be taken by the special committee or the board of directors that violates the merger agreement provisions relating to the superior proposal.

Additional Agreements

  Fulfillment of Conditions by StarGuide. StarGuide agrees to take all commercially reasonable actions to cause the conditions precedent to DG Systems' and SG Nevada's merger obligations to be satisfied or fulfilled. StarGuide will not knowingly take or fail to take any action that would cause the conditions to StarGuide's or DG Systems' and SG Nevada's merger obligations not to be satisfied or fulfilled.

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  Fulfillment of Conditions by DG Systems and SG Nevada. DG Systems and SG
Nevada each agree to take all commercially reasonable actions to cause the conditions precedent to StarGuide's merger obligations to be satisfied or fulfilled. DG Systems and SG Nevada each will not knowingly take or fail to take any action that would cause the conditions to StarGuide's or DG Systems' and SG Nevada's merger obligations to not be satisfied or fulfilled.

  StarGuide Shareholder Approval. StarGuide agrees to cause at least 90% of its issued and outstanding shares of common stock to vote in favor of the merger and the transactions contemplated by the merger agreement.

  Preparation of Registration Statement and Proxy Statement; DG Systems Shareholder Approval. DG Systems agrees to: (1) prepare and file with the United States Securities and Exchange Commission a proxy statement and a registration statement; (2) use reasonable efforts to have the filing declared effective under the Securities Act of 1933; (3) use reasonable efforts to cause the proxy statement to be mailed to DG Systems' shareholders after the filing is declared effective; (4) take any required action under any applicable state securities laws; (5) obtain shareholder approval of the merger and the transactions contemplated by the merger agreement; and (6) recommend to its shareholders that they approve the merger and the transactions contemplated by the merger agreement.

  Access to Information. Subject to the confidentiality agreement between the parties, StarGuide and DG Systems each have agreed that, during the period from the date of the merger agreement to the earlier of the merger or the termination of the merger agreement, each will permit the other, and its authorized agents and representatives, to have reasonable access, upon reasonable notice and during normal business hours, to its employees, assets and all relevant books, records and documents, and will provide any reasonably requested information, data, financial records and other documents. StarGuide and DG Systems have agreed to permit the other and its agents and representatives reasonable access to its accountants, auditors and suppliers for reasonable consultation or verification of any information obtained and will use all commercially reasonable efforts to cause the accountants, auditors and suppliers to cooperate in the consultations and in verifying the information.

  Designation of Directors. As of the time of the merger, DG Systems has agreed to take all actions necessary to ensure that the individuals designated by StarGuide are properly installed as directors of DG Systems. In addition, DG Systems has agreed to take all actions necessary to increase the number of authorized directors to accommodate the additional directors.

  Transaction Costs. DG Systems has agreed to pay, directly to the applicable payee, all transaction costs and expenses that DG Systems, SG Nevada and StarGuide incur in connection with the merger agreement and the transactions contemplated by the merger agreement if the merger is completed. Except as discussed in the superior proposal above, if the transactions are not completed, (1) StarGuide will pay all of its transaction costs and expenses, and (2) DG Systems will pay all of its and SG Nevada's transaction costs and expenses.

  Reasonable Efforts. StarGuide, DG Systems, and SG Nevada each have agreed to use its commercially reasonable best efforts to take all actions, and to do all things, necessary, proper or advisable to conclude the merger and any transactions that the merger agreement contemplates, including, among other things:

  . obtaining all consents, approvals, actions, or waivers by governmental entities;

  . obtaining all necessary consents, approvals or waivers from third parties;

  . defending any lawsuits or legal proceedings that challenge the merger agreement; and

  . executing and delivering any additional instruments, certificates and other documents.

  Hart-Scott-Rodino. StarGuide, DG Systems and SG Nevada have each agreed to provide all information and documents requested by any governmental entity with antitrust enforcement jurisdiction necessary, proper or advisable to conclude the merger and any transactions that the merger contemplates and to file any Notification

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and Report Form and related materials under the HSR Act. In addition,
StarGuide, DG Systems and SG Nevada each have agreed to use its commercially reasonable best efforts to:

  .  obtain any governmental clearances;

  .  respond to any government request for information;

  . contest and resist any action and have vacated, lifted, reversed or overturned any statute, rule, regulation, order, judgment, injunction, decree, stipulation or determination that challenges the merger agreement; and

  . cause the relevant governmental entity to vacate, modify or suspend any injunction or order that would prohibit, prevent, delay or otherwise restrain the merger and any transaction that the merger contemplates.

  Securities and Exchange Commission. DG Systems has agreed to file all reports required to be filed by DG Systems with the SEC during the period from the date of the merger agreement to the earlier of the merger or the termination of the merger agreement.

  DG Systems Special Committee. StarGuide, DG Systems, and SG Nevada each have agreed that any action to be taken by DG Systems or SG Nevada concerning the merger agreement or the merger will be subject to approval by a majority of a special committee of DG Systems' board of directors. These actions will not require approval by a majority of DG Systems' board of directors.

  Publicity. StarGuide, DG Systems, and SG Nevada each have agreed to cooperate in the development and distribution of all news releases and other public disclosures relating to the merger and the transactions contemplated by the merger agreement. Neither StarGuide, DG Systems nor SG Nevada will issue or make any press release or public announcement without the consent of the other parties.

  Employees and Benefits. DG Systems or the surviving corporation will retain all of StarGuide's employees. DG Systems or the surviving corporation will employ each StarGuide employee whose employment is not covered by a collective bargaining agreement at a salary and on terms and conditions that are at least as favorable in the aggregate as those provided by StarGuide. DG Systems will provide credit to employees not covered by a collective bargaining agreement for (a) eligibility and vesting under DG System's employee benefit plans, and
(b) any and all pre-existing condition limitations and eligibility waiting periods under DG System's group health plans. DG Systems also will provide a credit for any deductible out-of-pocket expenses incurred by the employees during the portion of the calendar year prior to the employees participation in DG System's health plans. StarGuide employees who are covered by a collective bargaining agreement will receive benefits according to the terms of their agreement.

  Confidentiality. Prior to the merger agreement, DG Systems and StarGuide entered into a Reciprocal Non-Disclosure Agreement dated October 12, 1999. In addition to the provisions of that agreement, DG Systems, SG Nevada and StarGuide agree that each will not, except as required by law, directly or indirectly:

  .  make any disclosure relating to the merger;

  .  make any disclosure regarding the content of the merger agreement;

  . disclose that StarGuide, DG Systems and SG Nevada have entered into the merger agreement;

  . in the case of StarGuide, disclose any information received from DG Systems or SG Nevada in connection with the merger; and

  . in the case of DG Systems or SG Nevada, disclose any information received from StarGuide in connection with the merger.

  The parties further agree that the following information will not be subject to these non-disclosure requirements: (1) information that is or becomes publicly available other than as a result of a breach of these

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non-disclosure requirements; (2) information that is or becomes available on a non-confidential basis from a source that is not prohibited from disclosing the information; or (3) information that was known by the receiving party prior to any prohibited disclosure.

  Indemnification; Directors and Officers Insurance. DG Systems has agreed to, and agreed to cause the surviving corporation to:

  . indemnify and hold harmless each former director and officer of StarGuide against any and all demands, claims, complaints, actions, or causes of action, suits, proceedings, investigations, arbitrations, assessments, losses, fees, damages, liabilities, obligations, and any out-of-pocket costs and expenses incurred by any director or officer in connection with any debt, obligation or liability or any claim, action, suits, proceeding or investigation related to matters existing at or prior to the merger to the fullest extent permitted under StarGuide's articles of incorporation and by-laws, and advance reasonable expenses as incurred; and

  . maintain in effect, for a period of six years following the merger, a directors' and officers' liability insurance policy covering those persons who are currently covered by StarGuide's directors' and officers' liability insurance policy with coverage at least as favorable as StarGuide's existing coverage. However, DG Systems will not be required to pay an annual premium for the coverage in excess of 110% of the amount of StarGuide's annual premiums as of the date of the merger agreement.

  State Takeover Laws. DG Systems and StarGuide each agree that if any "fair price," "business combination," or "control share acquisition" statute becomes applicable to the merger or the transactions contemplated by the merger agreement, DG Systems, StarGuide and each of their boards of Directors will use their reasonable best efforts to grant any approvals and take any actions that are necessary to conclude the merger and the transactions contemplated by the merger agreement.

Conditions Precedent to the Merger

  DG Systems, SG Nevada and StarGuide are required to complete the merger only if each of the following conditions is met or waived at or prior to the merger:

  . Shareholder Approval. The holders of StarGuide and DG Systems common stock have approved the merger agreement and all transactions contemplated by the merger agreement;

  . Hart-Scott-Rodino Act. The waiting period under the HSR Act, has terminated or expired;

  . Listing on the Nasdaq National Market. The Nasdaq National Market has authorized for listing the DG Systems common stock to be issued in the merger;

  . Registration Statement. The SEC has declared effective the registration statement on Form S-4 of which this proxy statement/prospectus is a part. The SEC has not issued any stop order suspending the effectiveness of this registration statement. DG Systems has received all necessary state securities or "blue sky" authorizations;

  . No Governmental Action/Order. There is no temporary restraining order, preliminary or permanent injunction or other order issued by any court or governmental entity that challenges or enjoins the merger. No court or governmental entity has issued any order or injunction that makes the merger or other transactions contemplated by the merger agreement illegal; and

  . Dissenting Shares. The aggregate amount of dissenting shares of StarGuide will not exceed ten percent of the total number of shares of StarGuide common stock, on a fully diluted, as-converted basis, issued and outstanding immediately prior to the merger.

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  Additionally, the merger agreement requires DG Systems, SG Nevada, and
StarGuide to complete the merger only if the following conditions are met or waived at or prior to the merger:

  . Other than with respect to the lock-up agreements discussed in this proxy statement/prospectus under "ADDITIONAL AGREEMENTS--Lock-up Agreements," the other parties have performed and complied in all material respects with their agreements and covenants contained in the merger agreement that they are required to perform at or before completion of the merger;

  . Each of the representations and warranties of the other parties in the merger agreement is true and correct in all material respects as if made on and as of the merger date, except for those representations and warranties made as of a specified date, which will be true and correct in all material respects as of the specified date only; and

  . Each party has received an opinion of tax counsel indicating that the merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

  The merger agreement also requires StarGuide to complete the merger only if the following conditions are met or waived at or prior to the merger:

  . The actions of DG Systems and SG Nevada in connection with the merger and the merger agreement will not conflict with or be a material violation of, or material default under, or result in a right of termination, amendment, modification, acceleration or cancellation or any material obligation or loss of any material benefit under, create any prohibited encumbrance on any DG Systems or SG Nevada assets, or require DG Systems or SG Nevada to obtain any consent, waiver, approval or action, make any filing with, or give any notice to any entity under the terms and provisions of:

     (a) DG Systems' articles of incorporation or by-laws, or SG Nevada's articles of incorporation or by-laws;

     (b) any contract to which DG Systems is a party or is bound, except where no material adverse effect would result; and

     (c) any law or governmental order that would bind or obligate DG Systems, except where no material adverse effect would result.

  . No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with any governmental authority will be required by DG Systems or SG Nevada in connection with the merger and the merger agreement except (a) where the failure to obtain consents and approvals or to make registrations or filings would not reasonably be expected to have a material adverse effect and (b) for consents, waivers, approvals, registrations or filings required under:

     (a) the HSR Act;

     (b) state securities or "blue sky" laws;

     (c) the Securities Act of 1933;

     (d) the Securities Exchange Act of 1934;

     (e) the General Corporation Laws of the State of Nevada with respect to filing and recordation of appropriate merger documents; or

     (f) antitrust or merger laws of other jurisdictions.

  . Except as disclosed in DG Systems' SEC reports, there are no pending actions known to DG Systems by any entity or governmental authority against DG Systems or SG Nevada or any current or former employees other than those that would not reasonably be expected to have a material adverse effect;

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  .  During the period since March 31, 2000, (a) except for the execution and delivery of the merger agreement and the completion of the transactions contemplated by the merger agreement, DG Systems and its subsidiaries will have conducted their business only in the ordinary course, consistent with past practice, and (b) DG Systems and its subsidiaries will not have taken any action or omitted to take any action, or entered into any contract or agreement to take any action or omit to take any action which would violate the terms of the merger agreement; and

  . During the period since March 31, 2000, DG Systems will not have experienced a material adverse effect.

Termination; Amendment and Waiver

  Conditions to Termination. The merger agreement and the transactions contemplated by the merger agreement may be terminated and abandoned:

  . by StarGuide or DG Systems and SG Nevada at any time prior to the merger with the written mutual consent of the other party or parties;

  . unless the merger has not occurred as a result of a breach of the merger agreement by the party or parties seeking termination, by StarGuide or DG Systems and SG Nevada if the merger has not occurred on or prior to December 31, 2000;

  . by StarGuide if the DG Systems' board of directors agrees to accept a superior proposal;

  . in the event that the special committee of DG Systems recommends acceptance of a superior proposal and the board of directors of DG Systems enters into an agreement regarding that superior proposal and further recommends that the shareholders of DG Systems approve the proposal, subject to payment of a $7.5 million termination fee;

  . by StarGuide if between the date of the merger agreement and the merger, more than 50% of the issued and outstanding DG Systems common stock has been assigned or transferred to entities who were not DG Systems shareholders as of the date of the merger agreement, or if a tender offer for assignment or transfer is made;

  . unless caused by the party or parties seeking termination or as a result of the party's or parties' representation or warranty being or becoming untrue, upon a failure of a closing condition in existence as of the closing date; and

  . by either StarGuide or DG Systems and SG Nevada, if any governmental authority issues a final and nonappealable order permanently enjoining, restraining or prohibiting the merger and the party or parties has used all commercially reasonable best efforts to oppose or vacate the order.

  Effect of Termination. If the merger agreement is terminated, the agreement will become null and void and none of the parties will have any further liability except that the provisions relating to publicity, transactions costs, superior proposals, and survival and indemnification will remain in full force and effect. Each party also will remain liable to each other party for any breach of its obligations under the merger agreement prior to the termination. Additionally, if either DG Systems or StarGuide breaches its obligations under the merger agreement and the shareholders of the breaching party have voted to approve the transactions contemplated by the merger agreement, then the non-breaching party has the right to seek and will be entitled to obtain specific performance. If the non-breaching party does not obtain specific performance, the breaching party will remain liable as if the non-breaching party had not sought specific performance.

  Amendment and Waiver. The merger agreement may not be modified or amended except in writing signed by the party or parties against whom enforcement is sought. The terms of the merger agreement may be waived only by a written instrument signed by the party or parties waiving compliance.

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                             ADDITIONAL AGREEMENTS

Lock-up Agreements

  From the date of the merger until 180 days after the merger, certain holders of DG Systems common stock and StarGuide common stock, including Scott K. Ginsburg, Pequot Capital Management, Technology Crossover Ventures, Matthew E. Devine, and Omar A. Choucair will agree, with respect to any share of DG Systems common stock that the holders currently beneficially own or may beneficially own in the future, that the holder will not:

  .  issue, sell, offer or agree to sell the shares;

  .  grant any option for the sale of the shares;

  .  pledge, make any short sale or maintain any short position;

  .  establish or maintain an open "put equivalent position;"

  . enter into any swap, derivative transaction or other arrangement that transfers to another any of the economic consequences of ownership; or

  . otherwise dispose of any DG Systems common stock or any securities convertible into, exercisable for or exchangeable for DG Systems common stock or other DG Systems capital stock.

  Each of the lock-up shareholders will execute and deliver a lock-up agreement to StarGuide's legal counsel. Each lock-up agreement will be subject to the following conditions: (1) there will be no waiver of any term or condition of a lock-up agreement unless a majority of DG Systems board of directors has voted in favor of the waiver, and (2) if a waiver is obtained as to any term or condition of any lock-up agreement, then the term or condition that has been waived will automatically be waived for each lock-up shareholder.

  During the lock-up period, shares of DG Systems common stock beneficially held by each lock-up shareholder will be subject to the lock-up according to the following schedule:

    (1) Until 60 days after the merger, 100% of the lock-up shares are subject to the lock-up;

    (2) From 60 days after the merger until 90 days after the merger, 85% of the lock-up shares are subject to the lock-up;

    (3) From 90 days after the merger until 120 days after the merger, 70% of the lock-up shares are subject to the lock-up;

    (4) From 120 days after the merger until 150 days after the merger, 50% of the lock-up shares are subject to the lock-up;

    (5) From 150 days after the merger until 180 days after the merger, 25% of the lock-up shares are subject to the lock-up;

    (6) 180 days after the merger, the lock-up shares are no longer subject to the lock-up.

Voting Agreements

  To mutually induce StarGuide and DG Systems to enter into the merger agreement, three DG Systems shareholders: Scott K. Ginsburg, Pequot Capital Management, and Technology Crossover Ventures, and StarGuide shareholder Scott
K. Ginsburg have each entered into a voting agreement. Each of these shareholders has agreed to:

  (1) attend the DG Systems shareholder meeting, in person or by proxy, or by written consent in lieu of a shareholders meeting; and


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  (2) vote all shares, either beneficially held by him, or it, or for which he, or it, has the right to vote, in favor of adoption and approval of the merger agreement, the merger, and any other matters necessary to complete the transactions contemplated by the merger agreement.

  Under the terms of the voting agreement, from the date of the voting agreement through the earlier of the merger or the termination of the merger agreement, each of the DG Systems shareholders and the StarGuide shareholder party to a voting agreement has also agreed with respect to the shares of DG Systems common stock or StarGuide common stock, as applicable, subject to the voting agreement that each shareholder will not:

  . sell, transfer, pledge, encumber or otherwise dispose of such shareholder's shares or any voting interest in the shares; or

  . enter into any agreement or arrangement or alter, amend or terminate any existing agreement or arrangement if it would impair the shareholder's ability to effectuate, carry out, or comply with all of the terms of the voting agreement.

  Any transfer of shares will be null and void, and the transferee will have no rights as a shareholder of DG Systems or StarGuide, as applicable. Each shareholder revokes any and all proxies granted by the shareholder for the shareholder's shares, and further agrees to execute and deliver any additional instruments and other documents and to take any further actions as may be necessary or appropriate to effectuate, carry out, and comply with each shareholder's obligations under the voting agreement.

  Each of the shareholders subject to the voting agreement represents and warrants that:

  . the shareholder has full power and authority to enter into the agreements described in the voting agreement;

  . the voting agreement has been duly executed and delivered and constitutes a valid and binding obligation of the shareholder, enforceable against the shareholder according to its terms; and

  . the shares listed on the schedule to the voting agreement are the only voting securities, or voting rights in capital stock of DG Systems or StarGuide, as applicable, owned by the shareholder as of the date of the voting agreement.

  Each shareholder agrees that DG Systems and/or StarGuide will be entitled to injunctive relief to prevent breaches of the voting agreement or to specifically enforce the terms and provisions of the voting agreement, in addition to any other remedy available. If the merger agreement is terminated, the voting agreements will automatically terminate and be of no further force or effect. Upon termination of the merger agreement, except for any rights DG Systems or StarGuide may have relating to any breach, the shareholder will have no further obligation or liability.

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

                         THE DG SYSTEMS ANNUAL MEETING

Date, Time, Place

  The annual meeting of shareholders of DG Systems will be held on November 21, 2000 at 10:00 a.m., local time, at the La Cima Club, 5215 North O'Connor Boulevard, Suite 2600, Irving, Texas 75039.

Purpose Of Meeting

  At the annual meeting, shareholders of DG Systems will be asked to:

  .  approve and adopt the merger agreement;

  .  approve the reincorporation of DG Systems from California to Delaware;

  . amend the articles of incorporation to increase authorized shares of common stock to 200,000,000 in the event the proposal to reincorporate as a Delaware corporation is not approved;

  . approve an amendment to the 1992 stock option plan to increase the number of shares available for issuance thereunder;

  . ratify the appointment of KPMG LLP as DG Systems' independent public accountants for the year ending December 31, 2000;

  .  elect five directors;

  . act on any other matter that may be properly brought before the meeting or any adjournment or postponement; and

  . if necessary, approve any postponements or adjournments of the annual meeting without further notice except by announcement that the meeting has been postponed or adjourned.

  The DG Systems board of directors has unanimously approved the merger agreement and recommends that the DG Systems shareholders vote FOR approval and adoption of the merger agreement. In addition, the DG Systems board of directors recommends that DG Systems shareholders vote FOR the proposal to reincorporate as a Delaware corporation, FOR the amendment of the articles of incorporation, FOR the proposal to approve the amendment to the 1992 stock option plan, FOR the five nominees for director and for the ratification of KPMG LLP as DG Systems' independent accountants for the year ending December 31, 2000.

Voting Rights And Solicitation Of Proxies

  DG Systems' common stock is the only type of security entitled to vote at the annual meeting. On October 16, 2000, the record date for determination of shareholders entitled to vote at the annual meeting, there were 28,210,394 shares of common stock outstanding. Each shareholder of record on October 16, 2000 is entitled to one vote for each share of common stock held by such shareholder on that date. Shares of common stock may not be voted cumulatively. All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

 Quorum Required

  DG Systems' by-laws provide that the holders of a majority of DG Systems' common stock issued and outstanding and entitled to vote at the annual meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the annual meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining the presence of a quorum.

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 Votes Required

  Approval of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of DG Systems common stock. Abstentions and broker non-votes are not affirmative votes and, therefore, will have the same effect as votes against adoption of the merger agreement.

  Approval of the reincorporation requires the affirmative vote of holders of a majority of the outstanding shares of DG Systems common stock. Abstentions and broker non-votes are not affirmative votes and therefore, will have the same effect as votes against adoption of the reincorporation.

  Amendments to the articles of incorporation require approval of the board of directors and the affirmative vote of holders of a majority of the outstanding shares. Abstentions and broker non-votes are not affirmative votes and, therefore, will have the same effect as votes against the proposal.

  Approval of the adoption of the amendment to the 1992 stock option plan requires the affirmative vote of a majority of those shares present in person, or represented by proxy, and voting at the annual meeting, provided that such shares voting affirmatively must also constitute at least a majority of the required quorum. Abstentions are not affirmative votes and, therefore, will have the same effect as votes against the proposal. Broker non-votes will not be treated as voting on the matter and thus, will not affect the outcome of the voting on the proposal.

  Directors are elected by a plurality of the affirmative votes cast by holders of those shares present in person, or represented by proxy, and entitled to vote at the annual meeting. The ten nominees for director receiving the highest number of affirmative votes will be elected. Abstentions and broker non-votes will not be counted toward a nominee's total. Shareholders may not cumulate votes in the election of directors.

  Ratification of the appointment of KPMG LLP as DG Systems' independent accountants for the year ending December 31, 2000 requires the affirmative vote of holders of a majority of those shares present in person, or represented by proxy, and cast either affirmatively or negatively at the annual meeting, provided that such shares voting affirmatively must also constitute at least a majority of the required quorum. Abstentions and broker non-votes will not be counted as having been voted on the proposal.

 Proxies

  Whether or not you are able to attend DG Systems' annual meeting, you are urged to complete and return the enclosed proxy, which is solicited by DG Systems' board of directors and which will be voted as you direct on your proxy when properly completed. In the event no directions are specified, such proxies will be voted FOR the merger agreement, FOR the nominees of the board of directors, FOR the ratification of the appointment of KPMG LLP as DG Systems' independent accountants for the year ending December 31, 2000, FOR the proposal to reincorporate in Delaware, and FOR the amended articles of incorporation, and in the discretion of the proxy holders as to other matters that may properly come before the annual meeting. You may also revoke or change your proxy at any time before the annual meeting. To do this, send a written notice of revocation or another signed proxy with a later date to the Secretary at DG Systems' principal executive offices before the beginning of the annual meeting. You may also automatically revoke your proxy by attending the annual meeting and voting in person. All shares represented by a valid proxy received prior to the annual meeting will be voted.

 Solicitation of Proxies

  DG Systems will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this proxy statement/prospectus, the proxy and any additional soliciting material furnished to shareholders. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians

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holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. In addition, DG Systems may reimburse such persons for their costs of forwarding the solicitation material to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone, telegram or other means by directors, officers, employees or agents of DG Systems. No additional compensation will be paid to these individuals for any such services. DG Systems does not presently intend to solicit proxies other than by mail.

Proposal to Approve Reincorporation of DG Systems

  DG Systems' board of directors has determined that it is in the best interests of DG Systems and its shareholders to change its state of incorporation from California to Delaware. The board of directors has approved the reincorporation, which will be effected pursuant to a plan of merger for reincorporation. Under the plan of merger for reincorporation, DG Systems' shareholders will become shareholders of Digital Generation, Systems, Inc., a Delaware corporation ("DG Delaware"). DG Delaware will continue to operate DG Systems' business. Pursuant to the plan of merger for reincorporation, each outstanding share of DG Systems common stock will automatically be converted into one share of DG Delaware's common stock, no par value.

  If approved by DG Systems shareholders, it is anticipated that the reincorporation merger will become effective as soon as practicable following the annual meeting.

  Delaware law and the certificate of incorporation and by-laws of DG Delaware differ from California law and DG Systems existing articles of incorporation and by-laws. Therefore, approval of the reincorporation proposal will also have the effect of:

  . approving an increase in the number of authorized shares of common stock from 100,000,000 to 200,000,000; and

  . approving other provisions of the certificate of incorporation, a copy of which is attached as Appendix E, and bylaws of DG Delaware.

 Principal Reasons for the Proposed Reincorporation

  As DG Systems plans for the future, the board of directors believes that it is essential to be able to draw upon well established principles of corporate governance in making legal and business decisions. The prominence and predictability of Delaware corporate law provide a reliable foundation on which DG Systems governance decisions can be based and the DG Systems board of directors believes that shareholders will benefit from the responsiveness of Delaware corporate law to their needs and to those of the corporation they own. DG Systems board of directors also believes that reincorporation in Delaware may reduce the cost and time involved in raising capital and engaging in other business transactions because investors and other companies and their counsel are generally more familiar with Delaware law.

  Prominence, Predictability and Flexibility of Delaware Law. Delaware has for many years followed a policy of encouraging incorporation in that state and has been a leader in adopting, construing and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware in a manner similar to that proposed by DG Systems' board of directors. The Delaware courts have developed considerable expertise in dealing with corporate law issues and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs.

  Well Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and as to the conduct of the board of directors under the business judgment rule. DG Systems board of directors believes that shareholders will benefit from the well established principles of corporate governance that Delaware law affords.

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 Authorized Capital

  As a part of the reincorporation, DG Systems authorized capital stock will increase. DG Systems' articles of incorporation currently authorize the issuance of up to 100,000,000 shares of common stock, no par value, and 15,000,000 shares of preferred stock, no par value. The certificate of incorporation of DG Delaware will authorize 200,000,000 shares of common stock, no par value, and 15,000,000 shares of preferred stock, no par value.

  The objectives of the increase in the authorized number of shares of common stock are to ensure that DG Systems has sufficient shares available for future issuances of common stock or securities convertible into common stock. DG Systems' board of directors believes that it is prudent to increase the authorized number of shares of common stock to the proposed levels in order to provide a reserve of shares available for issuance to meet business needs as they arise. Such future activities may include, without limitation, financings, establishing strategic relationships with corporate partners, providing equity incentives to employees, officers or directors, or effecting stock splits or dividends. The additional shares of common stock authorized may also be used to acquire or invest in complementary businesses or products.

  DG Systems will continue to evaluate possible issuances of additional shares of common stock in conjunction with potential acquisitions of or investments with or by third parties. In the event that DG Systems' board of directors does undertake a plan, or otherwise enter into an agreement, understanding or arrangement, to issue additional shares of common stock or securities convertible into shares of the common stock, DG Systems' board of directors intends to issue such shares of its capital stock only upon terms and conditions that the board deems advisable and in the best interests of DG Systems and its shareholders.

  The increase in the authorized number of shares of common stock could also have certain anti-takeover effects. For example, although DG Systems has no present intention to do so, shares of common stock and/or securities convertible into common stock could be issued in a private placement or public offering, or rights to purchase shares of common stock and/or securities convertible into common stock could be issued, to create voting impediments to or otherwise frustrate third party attempts to effect a takeover or otherwise gain control of DG Systems through a public tender offer, proxy contest or other means. In addition, the increase in the authorized number of shares of common stock could discourage an attempt by a third party to acquire control of DG Systems through a public tender offer, proxy contest or other means and, therefore, could deprive the shareholders of benefits that could result from such an attempt to takeover, or otherwise gain control of, DG Systems. Such benefits could include, among other things, the realization of a premium over the market price of their shares of capital stock in a tender offer, or even the temporary increase in the market price for such shares that such an attempt could cause. The board, however, is not aware of any present efforts or attempt to takeover, or otherwise gain control of, DG Systems through a public tender offer, proxy contest or any other means.

  Despite the potential anti-takeover effects of the increase in the authorized number of shares of common stock described above, the DG Systems board of directors believes that the increased financial flexibility and other benefits offered by the increase far outweigh any of the disadvantageous anti-takeover effects of such amendment.

 Other Provisions of the Certificate of Incorporation and By-laws of DG
Delaware

  The provisions of the DG Delaware certificate of incorporation and by-laws are similar to those of DG Systems articles of incorporation and by-laws in most respects. Changes in the rights of shareholders and powers of management are the result of the application of Delaware law. See "Antitakeover Implications" and "Significant Differences Between the Corporation Laws of California and Delaware."

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 Antitakeover Implications

  Delaware, like many other states, permits a corporation to adopt a number of measures that are designed to reduce a corporation's vulnerability to unsolicited takeover attempts. These measures are not included in the certificate of incorporation or by-laws of DG Delaware. The reincorporation proposal is not being proposed in order to prevent a change in control, nor is it in response to any present attempt known to the board of directors to acquire control of DG Systems or to obtain representation on the board of directors.

  The reincorporation proposal has antitakeover implications because, by operation of law, Section 203 of the Delaware General Corporation Law restricts "business combinations" with "interested shareholders" for three years following the date that a person becomes an interested shareholder, unless the board of directors approves the business combination.

  Aside from the possible antitakeover effect of the increased capitalization, as discussed in "Authorized Capital" above, DG Systems board of directors is not proposing any provisions for the certificate of incorporation or bylaws of DG Delaware that have antitakeover provisions.

 No Change in the Business, Management, Employee Plans or Location of Principal Facilities

  The reincorporation proposal will not effect a change in DG Systems name but will effect a change in the legal domicile and other changes of a legal nature as described in this proxy statement/ prospectus. The proposed reincorporation will not result in any change in the business, management, fiscal year, assets or liabilities or location of principal facilities. All of DG Systems obligations will become the obligations of DG Delaware. DG Systems employee benefit arrangements will also be continued by DG Delaware upon the terms and subject to the conditions currently in effect. After the reincorporation merger, the shares of common stock of DG Delaware will continue to be traded, without interruption, in the same principal market as the shares of common stock of DG Systems are traded prior to the reincorporation merger.

  If the reincorporation proposal is approved, the directors of DG Systems who are elected at the annual meeting of shareholders will continue as the directors of DG Delaware after the proposed reincorporation is consummated and until their successors have been duly elected and qualified.

  Prior to the effective date of the reincorporation merger, DG Systems will obtain any consents required for the reincorporation merger from parties with whom it may have contractual arrangements. As a result, the rights and obligations under DG Systems contractual arrangements will continue and be assumed by DG Delaware.

 Significant Differences Between the Corporation Laws of California and
Delaware

  The corporation laws of California and Delaware differ in many respects. Although all the differences are not set forth in this proxy statement/prospectus, the differences that could materially affect the rights of shareholders are discussed in "COMPARISON OF SHAREHOLDER RIGHTS" on page 139 of this proxy statement/prospectus.

 Appraisal Rights

  DG Systems shareholders do not have appraisal rights in connection with the reincorporation.

 Material United States Federal Income Tax Consequences of the Proposed Reincorporation

  The following discussion summarizes the material United States federal income tax considerations that may be relevant to holders of DG Systems common stock who hold shares of DG Systems common stock as capital assets and receive DG Delaware common stock in exchange for their DG Systems common stock as a result of the proposed reincorporation. This discussion is based on current provisions of the Code, current applicable Treasury regulations, administrative decisions and rulings, court decisions and certain factual assumptions. We

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cannot assure you that there will not be changes in the legal authorities on which this discussion is based (which changes could be retroactive), or that there will not be a change in the facts or the validity of the factual assumptions underlying this discussion that could alter or modify the statements and conclusions set forth below and could affect the tax consequences of the proposed reincorporation. The discussion does not address all of the United States federal income tax consequences of the proposed reincorporation that may be relevant to particular DG Systems shareholders in light of their individual circumstances, and is not intended for DG Systems shareholders subject to special treatment under United States federal income tax law, such as:

  .  insurance companies;

  .  tax-exempt organizations;

  .  non-resident aliens;

  .  foreign corporations;

  .  foreign partnerships;

  .  foreign trusts;

  .  financial institutions;

  .  broker-dealers;

  . StarGuide shareholders who hold their common stock as part of a hedge, straddle or conversion transaction; and

  . StarGuide shareholders who have acquired their common stock upon the exercise of options or otherwise as compensation.

In addition, this discussion does not address the tax consequences to holders of options or warrants to acquire DG Systems common stock. Furthermore, no foreign, state or local tax considerations are addressed herein. EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PROPOSED REINCORPORATION, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

  Subject to the limitations, qualifications and exceptions described herein, DG Systems believes the proposed reincorporation qualifies as a reorganization within the meaning of Section 368(a) of the Code, and that therefor the following United States federal income tax consequences generally will result:

  . No gain or loss will be recognized by holders of DG Systems common stock upon the exchange of DG Systems common stock for DG Delaware common stock pursuant to the proposed reincorporation;

  . The aggregate tax basis of the DG Delaware common stock received by each shareholder in the proposed reincorporation will be equal to the aggregate tax basis of DG Systems common stock surrendered in exchange therefor;

  . The holding period of the DG Delaware common stock received by each shareholder of DG Systems will include the period for which the shareholder held DG Systems common stock surrendered in exchange therefor; and

  . DG Systems will not recognize gain or loss for federal income tax purposes as a result of the proposed reincorporation, and DG Delaware will succeed to the federal income tax attributes of DG Systems.


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  The DG Systems board unanimously recommends that the DG Systems shareholders vote "FOR" the approval of the reincorporation of DG Systems from California to Delaware.

Proposal to Amend Articles of Incorporation

  DG Systems' board of directors has determined that it is in the best interests of DG Systems and its shareholders to amend its articles of incorporation to increase the number of authorized shares of common stock of DG Systems from 100,000,000 to 200,000,000 shares. Accordingly, the DG Systems' board of directors has unanimously approved the proposed amendment to the articles of incorporation to increase the number of authorized shares of common stock to 200,000,000 shares and hereby solicits the approval of DG Systems' shareholders for this amendment. If the shareholders approve the amendment to the articles of incorporation, DG Systems' board of directors intends to file a certificate of amendment to the articles of incorporation with the Secretary of State of the State of California as soon as practicable following shareholder approval. If the amendment to the articles of incorporation is not approved by the shareholders, the existing articles of incorporation will continue in effect. If the preceding proposal to reincorporate DG Systems from California to Delaware is approved, DG Systems' Delaware certificate of incorporation will include authorization of 200,000,000 shares of DG Systems common stock, and this proposal to increase the authorized shares will be unnecessary and will not be implemented.

  The objectives of the increase in the authorized number of shares of common stock are to ensure that DG Systems has sufficient shares available for future issuances of common stock or securities convertible into common stock. DG Systems' board of directors believes that it is prudent to increase the authorized number of shares of common stock to the proposed levels in order to provide a reserve of shares available for issuance to meet business needs as they arise. Future activities may include, without limitation, financings, establishing strategic relationships with corporate partners, providing equity incentives to employees, officers or directors, or effecting stock splits or dividends. The additional shares of common stock authorized may also be used to acquire or invest in complementary businesses or products. Although DG Systems has no current plans or proposals to issue additional shares of common stock (except pursuant to approval of the merger and any employee stock incentive plans), it may continue to evaluate potential acquisitions of or investments with third parties. In the event that DG Systems' board of directors does undertake a plan, or otherwise enter into an agreement, understanding or arrangement, to issue additional shares of common stock or securities convertible into shares of the common stock, DG Systems' board of directors intends to issue the additional shares of its capital stock only upon terms and conditions that the board deems advisable and in the best interests of DG Systems and its shareholders.

 Summary of Authorized and Outstanding Capital Stock

  DG Systems' authorized capital stock currently consists of 100,000,000 shares of common stock and 15,000,000 shares of preferred stock. DG Systems' common stock is not subject to any preemptive rights. The articles of incorporation provide that DG Systems' preferred stock may be divided into any number of series, and that the board may fix the number of, and determine the rights, preferences, privileges and restrictions granted to or imposed upon, any series. The DG Systems board has designated 5,000,000 shares of the authorized preferred stock as Series A preferred stock. As of October 16, 2000 there were 28,210,394 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. Accordingly, the total number of shares of common stock available for future issuance, whether upon the conversion of outstanding convertible securities, the exercise of outstanding options to purchase shares of common stock, or otherwise, is 71,789,606 shares, the total number of shares of Series A preferred stock available for future issuance is 5,000,000 shares and the total number of shares of undesignated preferred stock available for future issuance is 10,000,000. In addition, as a result of the merger we will issue approximately 41,319,603 additional shares of common stock and will only have approximately 30,470,003 shares of common stock available for future issuance.

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  If the proposed merger and amendment to the articles of incorporation are adopted by DG Systems' shareholders at the annual meeting, DG Systems will have available for issuance approximately 130,470,003 shares of common stock, 5,000,000 shares of Series A preferred stock and 10,000,000 shares of undesignated preferred stock.

 Effects of the Proposed Amendment to the Articles of Incorporation

  If the shareholders approve the proposed amendment to the articles of incorporation, the board may cause the issuance of additional shares of common stock without further vote of the shareholders of DG Systems, except as provided under California corporate law or under the rules of any securities exchange on which shares of common stock are then listed. Current holders of common stock have no preemptive or similar rights, which means that current shareholders do not have a prior right to purchase any new issue of common stock in order to maintain their appropriate ownership of the common stock.

  The issuance of additional shares of common stock would decrease the proportionate equity interest of the current shareholders and, depending upon the price paid for the additional shares, could result in dilution to the current shareholders.

  The proposed amendment to the articles of incorporation increasing the authorized number of shares of the common stock could also have certain anti-takeover effects. For example, although DG Systems has no present intention to do so, shares of common stock and/or securities convertible into common stock could be issued in a private placement or public offering, or rights to purchase shares of common stock and/or securities convertible into common stock could be issued, to create voting impediments to or otherwise frustrate third party attempts to effect a takeover or otherwise gain control of DG Systems through a public tender offer, proxy contest or other means. In addition, the proposed amendment to the articles of incorporation could discourage an attempt by a third party to acquire control of DG Systems through a public tender offer, proxy contest or other means and, therefore, could deprive the shareholders of benefits that could result from an attempt to takeover, or otherwise gain control of, DG Systems. Those benefits could include, among other things, the realization of a premium over the market price of their shares of capital stock in a tender offer, or even the temporary increase in the market price for their shares that a takeover attempt could cause. The board, however, is not aware of any present efforts or attempt to takeover, or otherwise gain control of, DG Systems through a public tender offer, proxy contest or any other means.

  Despite the potential anti-takeover effects of the proposed amendment to the articles of incorporation described above, the board believes that the increased financial flexibility and other benefits offered by the proposed amendment far outweigh any of the disadvantageous anti-takeover effects of the amendment.

  To the extent that the proposed amendment may have certain anti-takeover effects, the board believes that the proposed amendment and the anti-takeover effects may encourage third parties seeking to acquire or otherwise gain control over DG Systems to negotiate directly with the board. In this regard, the board further believes that these negotiations will enable the board to consider a takeover transaction proposed by a third party in a non-disruptive atmosphere and to effectively discharge its fiduciary obligation to consider and act upon any proposed takeover transaction in a manner that best serves the interests of the shareholders by maximizing shareholder value.

  The DG Systems board unanimously recommends that the DG Systems shareholders vote "FOR" the approval of the amendment to the articles of incorporation to authorize an additional 100,000,000 shares of common stock.

Proposal to Amend the 1992 Stock Option Plan

  DG Systems' 1992 stock option plan was originally adopted by the board of directors in October 1992 and approved by the shareholders in May 1993. To date, a total of 4,950,000 shares of common stock have been reserved for issuance under the option plan.

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  On September 11, 2000, the DG Systems board of directors approved an amendment to the option plan to reserve an additional 10,000,000 shares of common stock for issuance thereunder, thereby increasing the number of shares of common stock reserved for issuance thereunder from 4,950,000 shares to 14,950,000 shares. At the annual meeting, DG Systems' shareholders will be asked to approve the proposed amendment to the option plan described above. DG Systems believes that the proposed increase in the number of shares reserved for issuance under the option plan is necessary in order to provide the means for incentivising eligible employees by aligning their interests directly with those of shareholders. DG Systems also believes that its ability to grant stock options is critical to its success in attracting and retaining experienced and qualified employees and independent contractors.

  The principal terms and provisions of the option plan are summarized below. The summary, however, is not intended to be a complete description of all the terms of the option plan. A copy of the option plan will be furnished by DG Systems to any shareholder upon written request to the corporate secretary at the executive offices in Irving, Texas.

 Summary of Terms of 1992 Stock Option Plan

  Purpose. The purposes of the option plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of DG Systems' business.

  Administration. The Compensation Committee of DG Systems' board of directors administers the option plan. As the administrator of the option plan, the Compensation Committee has complete discretion, within the limits set forth in the option plan, to determine the terms of the options granted thereunder, including the exercisability of such options, the number of shares issuable upon the exercise of such options, the exercise price of such options, and the form of consideration payable upon such exercise. The Compensation Committee is constituted in a manner intended to comply with the requirements of Rule 16-b3 promulgated under the Exchange Act, pertaining to the disinterested administration of employee benefit plans. If the option plan satisfies the disinterested administration and other requirements of Rule 16b-3, discretionary grants of options under the option plan to persons subject to liability under Section 16(b) of the Exchange Act will be exempt from such liability to the extent provided by Rule 16b-3. Members of the Compensation Committee receive no additional compensation for their services in connection with the administration of the option plan.

  Eligibility. The option plan provides for grants to employees, including officers and employee directors, of "incentive stock options," as defined in
Section 422 of the Internal Revenue Code, as well as grants of nonstatutory stock options to employees (including officers and employee directors) and consultants. However, no incentive stock options may be granted to any individual employee which, when aggregated with all other incentive stock options granted to such employee, would result in shares of DG Systems' common stock having an aggregate fair market value in excess of $100,000 becoming first available for purchase by such employee upon the exercise of incentive stock options during any calendar year. The board of directors will determine the number of options to be granted to an employee at his or her initial service and the grants during any one fiscal year.

  Terms of Options. Each option granted under the option plan is evidenced by a written stock option agreement between DG Systems and the optionee thereof, and is generally subject to the terms and conditions set forth below. The specific terms of any individual option granted under the option plan, however, may vary from those terms set forth below.

  (a) Exercise of the Option. The Compensation Committee determines when options granted under the option plan may be exercised. The form of the stock option agreement employed by DG Systems to grant options under the option plan provides that options will become exercisable as determined by the board of directors. An option granted under the option plan is exercised by giving written notice of exercise to DG Systems, specifying the number of shares of DG Systems' common stock to be purchased upon such exercise, and tendering to DG Systems full payment of the purchase price therefor. The terms of the option plan specify that the permissible form of payment for shares issuable upon the exercise of an option granted thereunder will be set forth in the

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stock option agreement relating thereto and may consist of cash, check, promissory note, exchange of shares of DG Systems' common stock held for more than six months, consideration received by DG Systems under a cashless exercise program implemented in connection with the option plan, a reduction in the amount of any liability of DG Systems to the option holder exercising such option, any combination of the foregoing methods of payment, or such other consideration and method of payment for the issuances of the shares to the extent permitted by applicable laws. The form of stock option agreement currently employed by DG Systems to grant options under the option plan, however, only permits payment for shares upon exercise of the option by cash, check, surrender of other shares of DG Systems' Common Stock, or cashless exercise procedure.

  (b) Option Price. Subject to the following limitations, the exercise price for options granted under the option plan is determined by the board of directors or the Compensation Committee in accordance with the terms of the option plan. The option price of incentive stock options may not be less than 100% of the fair market value of DG Systems' common stock on the date of grant thereof. With respect to any participant under the option plan who owns voting securities of DG Systems possessing more than 10% of the voting power of all classes of outstanding capital stock (a "10% shareholder"), however, the exercise price of any incentive stock option granted under the option plan must equal at least 110% of the fair market value of common stock on the date of grant thereof.

  The exercise price of nonstatutory stock options granted under the option plan is determined by the board of directors. However, the exercise price of nonstatutory stock options granted under the option plan intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code may not be less than 100% of the fair market value of DG Systems common stock on the date of grant thereof.

  (c) Termination of Employment. Options granted under the option plan generally must be exercised within thirty days (or such other period of time, not exceeding three months in the case of an incentive stock option or six months in the case of a nonstatutory stock option, as is determined by the board of directors at the date of grant) after the termination of the option holder's status as an employee or consultant, but in no event later than the expiration of the option term thereof.

  (d) Death or Disability. Options granted under the option plan must be exercised within six months (or such other period of time, not exceeding twelve months, as is determined by the board of directors) after the termination of the option holder's employment as a result of death or disability, but in no event later than the expiration of the option term thereof.

  (e) Termination of Options. The maximum term of an option granted under the option plan may not exceed ten years from the date of grant thereof, or five years in the case of an "incentive stock option" granted to a 10% shareholder. Under the form of stock option agreement currently employed by DG Systems to grant options under the option plan, each option has a term of seven years from the date of grant thereof. No option may be exercised by any person after the expiration of such term.

  (f) Nontransferability of Options. Options granted under the option plan are not generally transferable by the option holder thereof except by will or by the laws of descent or distribution, and are exercisable during the lifetime of the option holder only by such option holder.

  (g) Adjustment upon Changes in Capitalization. In the event any change, such as a stock split or dividend, is made in respect of DG Systems' capital stock which results in an increase or decrease in the number of issued and outstanding shares of DG Systems' common stock without receipt of consideration by DG Systems, an appropriate adjustment will be made in the exercise price and in the number of shares issuable upon the exercise of each outstanding option granted under the option plan.

  (h) Merger or Sale of All Assets. Except as described below, in the event of a merger of DG Systems with or into another corporation or other legal entity, or the sale of substantially all of the assets of DG Systems, each outstanding option granted under the option plan will be assumed, or an equivalent option or right will be substituted, by the successor corporation or entity, or a parent or subsidiary thereof. In the event that an

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outstanding option granted under the option plan is not assumed or substituted as described above, the option holder thereof will have the right to exercise such option, to the extent such option holder was otherwise entitled to exercise such option, for a period of 15 days after receiving notice of such merger or sale, and such option will terminate upon the expiration of such period.

  (i) Change in Control. Upon a change in control (as defined below), 50% of the shares underlying any unvested options granted to each of DG Systems' executive officers under the option plan will be subject to accelerated vesting as of the date of such change in control. For purposes of this provision, a "change in control" is defined in the option plan, generally as
(1) a merger or acquisition of DG Systems resulting in a 50% or greater change in the total voting power of DG Systems immediately following such transaction or (2) certain changes in the majority composition of DG Systems board of directors during a 24-month period, which changes are not initiated by the board of directors. The acceleration of options in the event of a merger or sale of all assets may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt, or other efforts to gain control of DG Systems.

  (j) Amendment and Termination. DG Systems board of directors may, at any time and from time to time, amend or terminate the option plan as and in any manner it deems appropriate; provided, however, that DG Systems must obtain shareholder approval of the following amendments to the option plan: (1) any increase in the number of shares reserved for issuance thereunder, other than in connection with an adjustment pursuant to changes in capitalization, dissolution or liquidation, or a merger, sale of substantially all assets or a change in control of DG Systems or (2) any change in the designation of the class of persons eligible to be granted options thereunder. In addition, DG Systems must obtain shareholder approval of any amendment to the option plan in such a manner and to the extent necessary to comply with applicable laws and regulations.

 Plan Benefits

  As of July 31, 2000, options to purchase an aggregate of 3,259,639 shares, having average exercise prices of $.30 to $10.125 per share and expiring from May 1, 2001 to August 16, 2009, were outstanding under the option plan, and 966,437 shares remained available for future grant thereunder. The market value of the common stock underlying the options issued under the option plan at July 31, 2000 was $18,335,469 based on a fair market value of $5.625 per share.

  The following table represents options granted from the option plan for the twelve months ended December 31, 1999:

                                   Option Grants During
                                    Fiscal Year Ended
                                    December 31, 1999   Value of Option Grants
                                   -------------------- ----------------------
   Scott K. Ginsburg..............            --              $      --
   Henry W. Donaldson.............            --                     --
   Paul W. Emery, II..............         50,000                293,750
   Matthew E. Devine..............      1,000,000              5,125,000
   Omar O. Choucair...............        250,000              1,281,250
   Dan F. Dent....................        150,000                510,945
                                        ---------             ----------
   Current Executive Officers, as
    a group.......................      1,450,000              7,210,945
                                        ---------             ----------
   Lawrence D. Lenihan............          2,500                 11,250
   Michael G. Linnert.............         10,000                 50,000
   David M. Kantor................         10,000                 43,750
                                        ---------             ----------
   Non-Employee Directors, as a
    group.........................         22,500                105,000
                                        ---------             ----------
   Non-officer Employees, as a
    group.........................        552,000              2,704,800
                                        ---------             ----------
     Total........................      2,024,500             $9,938,245
                                        =========             ==========

  Under the option plan, the following Named Officers (as defined on page 93) have been granted options exercisable into shares of common stock: Paul W. Emery, II--50,000, Matthew E. Devine--1,000,000, Omar O. Choucair--250,000, and Dan F. Dent--150,000. Mr. Ginsburg has not been granted any options out of the option plan. All current executive officers, as a group, have been granted options exercisable into 1,450,000 shares of common stock. The following non-employee directors have been granted options exercisable into shares of common stock:
Lawrence D. Lenihan--2,500, Michael G. Linnert--10,000, and David M. Kantor-- 10,000. Non-employee directors, as a group, have been granted options exercisable into 22,500 shares of common stock. All employees, other than executive officers, as a group, have been granted options exercisable into 552,000 shares of common stock. No options were granted to Named Officers during the seven months ended July 31, 2000.

 Federal Income Tax Information

  Options granted under the option plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code, or nonstatutory stock options. An optionee who is granted an incentive stock option will not recognize taxable income either at the time the option is granted or upon its exercise, although the exercise of an option granted under the option plan may subject the option holder to the alternative minimum tax. Any gain or loss realized by a former option holder upon the sale or exchange of the shares purchased by exercising an incentive stock option granted under the option plan more than two years after the grant of such option and one year after the exercise of such option will be treated as long- term capital gain or loss. If these holding periods are not satisfied, the former option holder will recognize ordinary income at the time of sale or exchange of such shares equal to the difference between the exercise price of the option exercised to acquire such shares, and the lower of (1) the fair market value of such shares at the date of the exercise of such option and (2) the sale price of such shares.

  All options that do not qualify as "incentive stock options" under the Internal Revenue Code are referred to as nonstatutory stock options. An optionee will not recognize any taxable income at the time he is granted a nonstatutory stock option. However, upon the exercise of such option, the option holder thereof will recognize taxable income generally measured as the excess of the then fair market value of the shares purchased over the purchase price therefor. DG Systems will be entitled to a tax deduction in the same amount as the ordinary income recognized by the option holder with respect to shares acquired upon exercise of a nonstatutory stock option.

  The foregoing is only a summary of the effect of federal income taxation upon the optionee and DG Systems with respect to the grant and exercise of options under the option plan and does not purport to be complete. Reference should be made to the applicable provisions of the Internal Revenue Code for a more complete explanation of the tax treatment of the grant and exercise of options under the option plan. In addition, this summary does not discuss the tax consequences of an option holder's death, or the income tax laws of any municipality, state or foreign country in which an option holder may reside.

  The DG Systems board unanimously recommends that the DG Systems shareholders vote "FOR" the approval of the amendment to the 1992 stock option plan.

Proposal to Ratify Accountants

  DG Systems is asking the shareholders to ratify the appointment of KPMG LLP as DG Systems' independent public accountants for the fiscal year ending December 31, 2000. The affirmative vote of the holders of a majority of shares present or represented by proxy and voting at the annual meeting will be required to ratify the appointment of KPMG LLP.

  In the event the shareholders fail to ratify the appointment, DG Systems' board will reconsider its selection. Even if the appointment is ratified, DG Systems' board, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the board feels that such a change would be in DG Systems' and its shareholders' best interests.

  KPMG LLP has audited DG Systems' financial statements since 1999. Its representatives are expected to be present at the annual meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

  The DG Systems board unanimously recommends that the DG Systems shareholders vote "FOR" the ratification of the selection of KPMG LLP to serve as DG Systems' independent public accountants for the fiscal year ending December 31, 2000.

Proposal To Elect Directors

  DG Systems currently has five directors serving on its board. At the annual meeting, holders of common stock will elect five directors to serve DG Systems for a period of one year or until their successors have been elected and qualified at the next annual meeting. The board's nominees are Scott K. Ginsburg, Matthew E. Devine, Lawrence D. Lenihan, Jr., Michael G. Linnert and David M. Kantor. Each of the nominees is currently a member of DG Systems' board. This board, when elected, will be DG Systems' board of directors for the next year if the proposed merger with StarGuide is not completed.

  If the merger is completed, six additional individuals who will be nominated by StarGuide pursuant to the merger agreement will be appointed to serve as directors. The anticipated nominees are Cappy R. McGarr, Robert J. Schlegel, Kevin C. Howe, Jeffrey A. Dankworth, Eric L. Bernthal and Omar A. Choucair. See "THE MERGER--Directors of DG Systems following the Merger."

 Board of Directors Meetings and Committees

  During the fiscal year ended December 31, 1999, DG Systems board of directors held four meetings and acted by written consent in lieu of a meeting on three occasions. For the fiscal year, each of the directors during the term of their tenure, attended or participated in at least 75% of the aggregate of
(1) the total number of meetings or actions by written consent of the board and (2) the total number of meetings held by all committees of the board on which each such director served. DG Systems' board of directors has two standing committees: the Audit Committee and the Compensation Committee.

  During the fiscal year ended December 31, 1999, the Audit Committee of DG Systems' board held one meeting. The Audit Committee reviews, acts on and reports to the board with respect to various auditing and accounting matters, including the selection of DG Systems' accountants, the scope of the annual audits, fees to be paid to the DG Systems' accountants, the performance of DG Systems' accountants and the accounting practices of DG Systems. The members of the Audit Committee in 1999 were Messrs. Lenihan, Linnert and Kantor.

  During the fiscal year ended December 31, 1999, the Compensation Committee of DG Systems' board held one meeting. The Compensation Committee reviews the performance of the executive officers of DG Systems and reviews the compensation programs for other key employees, including salary and cash bonus levels, option grants under the 1992 Stock Option Plan and non-plan option grants. The members of the Compensation Committee in 1999 were Messrs. Ginsburg, Lenihan and Kantor.

 Director Compensation

  Except for grants of stock options, directors of DG Systems generally do not receive compensation for services provided as a director other than reimbursement for documented reasonable expenses incurred in connection with attendance at meetings of DG Systems' board of directors and the committees thereof. DG Systems also does not pay compensation for committee participation or special assignments of the board of directors.

  Non-employee board members are eligible for option grants pursuant to the provisions of DG Systems' 1995 Director Option Plan. Under the 1995 Director Option Plan, each non-employee director of DG Systems will be automatically granted an option to purchase 10,000 shares of DG Systems' common stock (the "First Option") on the date on which the optionee first becomes a non-employee director of DG Systems, and each non-employee director will thereafter be granted an additional option to purchase 2,500 shares of DG Systems' common stock

(the "Subsequent Option") on the next anniversary. The exercise price per share of all options granted under the 1995 Director Option Plan shall be equal to the fair market value of a share of DG Systems' common stock on the date of grant of the option. Shares subject to the First Option vest over 36 months, and shares subject to the Subsequent Option vest over 12 months beginning with the month following the second anniversary of its date of grant. The terms of the options granted are ten years.

  Directors who are also employees of DG Systems are eligible to receive options for common stock directly under the 1992 Stock Option Plan and, if officers of DG Systems, are also eligible to receive incentive cash bonus awards and are eligible to participate in the 1996 Employee Stock Purchase Plan.

  The DG Systems board unanimously recommends that the DG Systems shareholders vote to elect the nominees for director.

Executive Officers and Directors of DG Systems

  The executive officers and directors of DG Systems and their ages as of July 31, 2000 are as follows:

          Name                         Age               Title(s)
          ----                         ---               --------
Scott K. Ginsburg(1)..................  47 Chairman of the Board
Matthew E. Devine.....................  51 Chief Executive Officer and Director
Omar Choucair.........................  38 Chief Financial Officer
Dan F. Dent...........................  52 Chief Operating Officer
Lawrence D. Lenihan, Jr.(1)(2)........  35 Director
Michael G. Linnert(2).................  29 Director
David M. Kantor(1)(2).................  44 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  The biographies of the nominees for the director positions are set forth below:

  Scott K. Ginsburg joined DG Systems in December 1998 as Chief Executive Officer and Chairman of the Board. In July 1999, Matthew E. Devine assumed the responsibilities of Chief Executive Officer, but Mr. Ginsburg remains DG Systems' Chairman. He has also been the Chairman of the Board of StarGuide Digital Networks since December 8, 1998, and, most recently, served as Chief Executive Officer and Director of Chancellor Media Corporation (which later became AMFM Inc. and has since merged into Clear Channel Communications). Mr. Ginsburg founded Evergreen Media Corporation in 1988, and was the co-founder of Statewide Broadcasting, Inc. and H&G Communications, Inc. Mr. Ginsburg earned a B.A. from George Washington University in 1974 and a J.D. from the George Washington University Law Center in 1978.

  Matthew E. Devine joined DG Systems in July 1999 as Chief Executive Officer and Director. He has also been the Chief Executive Officer and a Director of StarGuide Digital Networks since August 1, 1999. Prior to joining DG Systems, Mr. Devine served as Chief Financial Officer of Chancellor Media Corporation (which later became AMFM Inc. and has since merged into Clear Channel Communications) and served as Chief Financial Officer, Executive Vice President, Treasurer, Secretary and Director for Evergreen Media Corporation. Between 1975 and 1988, Mr. Devine served in various finance positions at AMR Corporation, parent company to American Airlines.

  Omar A. Choucair joined DG Systems as Chief Financial Officer in July 1999. He has also been the Chief Financial Officer of StarGuide Digital Networks since July 1999. Prior to joining DG Systems, Mr. Choucair served as Vice President of Finance for Chancellor Media (which later became AMFM Inc. and has since merged into Clear Channel Communications), and served as Vice President of Finance for Evergreen Media before it was acquired by Chancellor Media in 1997. Prior to entering the media industry, Mr. Choucair was a Senior Manager at KPMG LLP, where he specialized in media and telecommunications clients. Mr. Choucair received a B.B.A. from Baylor University and is a Certified Public Accountant.

  Dan F. Dent joined DG Systems as Vice President, Operations in September 1999. From 1993 until joining DG Systems, Mr. Dent served as Vice
President/General Manager of CCI/Triad, a retail software manufacturer. From 1977 until 1993, Mr. Dent served in various engineering and customer service management positions at Motorola and Tektronix, Inc.

  Lawrence D. Lenihan, Jr. has been a member of the board of directors of DG Systems since July 1997. Mr. Lenihan is a Managing Director of Pequot Capital Management, Inc. He joined the predecessor to this firm, Dawson-Samberg Capital Management, in 1996. He is also a Managing Member of the General Partner of Pequot Private Equity Fund II, L.P. Prior to joining Pequot, Mr. Lenihan was a principal at Broadview Associates, L.L.C. from 1993 to 1996. Prior to joining Broadview, Mr. Lenihan held several positions at IBM, most recently as the leader of an interactive multimedia software product business. Mr. Lenihan graduated from Duke University with a B.S. in Electrical Engineering and he holds an M.B.A. from the Wharton School of Business at the University of Pennsylvania. He currently serves as a director of several public and private companies including SkyOnline, Interpacket Group Inc., Performaworks, FlexiGift, Inc., and Mediaplex, Inc.

  Michael G. Linnert has been a member of the board of directors of DG Systems since July 1999. Mr. Linnert is a General Partner with Technology Crossover Ventures, a venture capital firm, which specializes in emerging Internet and communications companies. Prior to joining Technology Crossover Ventures, Mr. Linnert was a member of the investment banking division at Goldman, Sachs & Co. Mr. Linnert holds a B.S.E.E. from the University of Notre Dame and an MBA from Stanford Graduate School of Business.

  David M. Kantor has been a member of the board of directors of DG Systems since August 1999. Mr. Kantor was formerly Senior Vice President for Network Operations of AMFM, Inc. (which has since merged into Clear Channel Communications) and managed AMFM Radio Networks. Prior to joining AMFM, he was President of ABC Radio Network, having previously served as Executive Vice President. Prior to joining ABC Radio Network, he held executive positions with Cox Cable and Satellite Music Network. Mr. Kantor holds a B.S. from the University of Massachusetts and an MBA from Harvard Business School.

Executive Compensation And Related Information

  The following Summary Compensation Table sets forth the compensation earned by each person who served as DG Systems' Chief Executive Officer during the last fiscal year and the four other most highly compensated executive officers (collectively, the "Named Officers").

                          Summary Compensation Table

                                                                                           Long-Term Compensation
                                             Annual                                           Awards Number of
                                          Compensation                                           Securities
                                         --------------                                    -----------------------
        Name and Principal                                       Other Annual   Restricted Underlying  All Other
             Position                    Year Salary(1)  Bonus   Compensation     Stock     Options   Compensation
        ------------------               ---- --------- -------- ------------   ---------- ---------- ------------
Scott K. Ginsburg....................... 1999 $  52,083 $    --   $ 301,243(2)       --    1,548,460     $   0
 Chairman of the board and Former        1998 $       1 $    --   $  39,607(2)       --          --      $ --
 Chief Executive Officer                 1997 $     --  $    --   $     --           --          --      $ --
Matthew E. Devine(5).................... 1999 $  52,083 $    --   $     --           --    1,000,000     $ --
 Chief Executive Officer                 1998 $     --  $    --   $     --           --          --      $ --
                                         1997 $     --  $    --   $     --           --          --      $ --
Omar A. Choucair(6)..................... 1999 $  31,250 $    --   $     --           --      250,000     $ --
 Chief Financial Officer                 1998 $     --  $    --   $     --           --          --      $ --
                                         1997 $     --  $    --   $     --           --          --      $ --
Dan F. Dent............................. 1999 $  48,904 $ 10,000  $     --           --      150,000     $ --
 Vice President, Operations              1998 $     --  $    --   $     --           --          --      $ --
                                         1997 $     --  $    --   $     --           --          --      $ --
Henry W. Donaldson...................... 1999 $ 300,000 $ 50,000  $ 181,982(3)       --          --      $ --
 Former President and Chief Operating    1998 $ 298,374 $ 50,000  $   4,953          --      350,000     $ --
 Officer                                 1997 $ 225,000 $ 50,000  $     162          --       80,000     $ --
Paul W. Emery, II....................... 1999 $ 190,000 $    --   $     --           --       50,000     $ --
 Former Vice President,                  1998 $ 186,647 $ 35,000  $     990(4)    50,000     150,000     $ --
  Finance and Chief Financial Officer    1997 $     --  $    --   $     --           --          --      $ --

--------
(1) Salary includes amounts deferred under DG Systems' 401(k) Plan.
(2) For 1999, represents various perquisites, including reimbursement of premiums for life insurance ($13,243), automobile expense ($18,000) and travel expenses ($270,000). For 1998, represents various perquisites, including $30,000 for travel expenses.
(3) Represents forgiveness of loan ($175,000) and automobile expense paid by DG Systems ($6,982).
(4) Includes taxable benefits from premiums for group life insurance paid by DG Systems.
(5) Mr. Devine began employment with the company on July 21, 1999.
(6) Mr. Choucair began employment with the company on July 21, 1999.

Option Grants In Last Fiscal Year

  The following table contains information concerning the stock option grants made to each of the Named Officers for 1999. No stock appreciation rights were granted to these individuals during 1999.

                                                                   Potential Realizable
                                                                     Value at Assumed
                         Number of  % of Total                     Annual Rates of Stock
                         Securities  Options   Exercise             Price Appreciation
                         Underlying Granted to  Price               for Option Term(2)
                          Options   Employees    Per    Expiration ---------------------
      Name               Granted(1)  in 1999    Share      Date        5%        10%
      ----               ---------- ---------- -------- ---------- ---------- ----------
Scott K. Ginsburg.......       --      --          --         --          --         --
Matthew E. Devine....... 1,000,000      49%    $ 5.125  7/21/2006  $2,086,390 $4,862,175
Omar A. Choucair........   250,000      12%    $ 5.125  7/21/2006  $  521,597 $1,215,544
Dan F. Dent.............   150,000       7%    $3.4063  9/23/2006  $  208,006 $  484,742
Henry W. Donaldson......       --      --          --         --          --         --
Paul W. Emery, II.......    50,000       2%    $ 5.875   2/9/2006  $  119,586 $  278,686

--------
(1) Each of the options listed in the table have a term of 7 years, subject to earlier termination upon termination of employment. In the event of a merger of DG Systems with or into another corporation or other legal entity, where vested options have not been assumed or substituted by such successor corporation or other entity, such options will be exercisable for a period of 15 days from the date of notice thereof, and will terminate upon the expiration of such period. DG Systems' 1992 Stock Option Plan provides that upon a change in control, the unvested options granted to each of DG Systems' executive officers will be subject to accelerated vesting to the extent of 50% of such unvested options. A change in control is defined as (i) a merger or acquisition of DG Systems resulting in a 50% or greater change in the total voting power of DG Systems immediately following such transaction, or (ii) certain changes in the majority composition of DG Systems' board of directors during a 24-month period, which changes are not initiated by the board of directors.
(2) Potential gains are net of exercise price, but before taxes associated with exercise. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of DG Systems' securities that the actual stock price appreciation over the 7-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the Named Officers.

Aggregate Option Exercises In Last Fiscal Year And Fiscal Year-End Option
Values

  The following table sets forth information concerning option exercises during the 1999 fiscal year and option holdings as of the end of the 1999 fiscal year with respect to each of the Named Officers. No stock appreciation rights were outstanding at the end of that year.

                                                Number of Securities
                                               Underlying Unexercised     Value of Unexercised
                                               Options at Fiscal Year    in-the-Money Options at
                           Shares                        End               Fiscal Year End(1)
                         Acquired on  Value   ------------------------- -------------------------
                          Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
                         ----------- -------- ----------- ------------- ----------- -------------
Scott K. Ginsburg.......      --         --         --      1,548,460          --    $6,000,283
Matthew E. Devine.......      --         --         --      1,000,000          --    $2,000,000
Omar A. Choucair........      --         --         --        250,000          --    $  500,000
Dan F. Dent.............      --         --         --        150,000          --    $  557,805
Henry W. Donaldson......   54,500    210,050    475,257        62,743   $1,612,937   $  202,263
Paul W. Emery, II.......      --         --     135,937        64,063   $  488,693   $  230,306

--------
(1) Based on the fair market value of DG Systems' common stock at year end, $7.125 per share, less the exercise price payable for such shares.

Employment Contracts and Change in Control Arrangements

  None of DG Systems' current executive officers have employment or severance agreements with DG Systems, and their employment may be terminated at any time at the discretion of the board of directors. Henry W. Donaldson, DG Systems' former President and Chief Operating Officer, entered into an employment agreement with DG Systems on November 20, 1998. Mr. Donaldson resigned on December 17, 1999. Pursuant to the employment agreement, Mr. Donaldson's base salary was $300,000. Pursuant to the employment agreement, in January 1999, Mr. Donaldson was awarded an incentive bonus of $50,000 based on the financial and operational performance of DG Systems during 1998, and in April 2000, received an additional incentive bonus of $50,000 with respect to the 1999 fiscal year. In connection with Mr. Donaldson's resignation, DG Systems paid Mr. Donaldson his base compensation through March 31, 2000.

  Beginning in 1994, Mr. Donaldson purchased restricted stock from DG Systems pursuant to certain restricted stock purchase agreements. Mr. Donaldson purchased all of the shares under the restricted stock purchase agreements by delivery of four full recourse promissory notes in the aggregate principal amount of $175,000. The promissory notes bear interest at various annual interest rates ranging from 5% to 7.75% and became due and payable at various dates from March 15, 1999 to March 14, 2000. Each promissory note was secured by a pledge of the shares acquired with each such note. The largest aggregate indebtedness during the fiscal year under all of the notes was $175,000, which was forgiven by DG Systems in connection with his resignation.

  On January 21, 1998, the board of directors awarded the right to purchase 50,000 shares of DG Systems' common stock to Paul W. Emery II, DG Systems' former Vice President, Finance, for a per share purchase price equal to $3.875, the closing price of DG Systems' common stock on the Nasdaq National Market on such date. The board of directors also approved the extension of a loan to Mr. Emery in an amount equal to the aggregate purchase price for such shares. DG Systems had the right to repurchase a portion of the shares of DG Systems' common stock upon the termination of Mr. Emery's employment with DG Systems. On December 9, 1998, Mr. Emery entered into a Restricted Stock Purchase Agreement with DG Systems to evidence his purchase of the shares and delivered his full recourse promissory note in the amount of $193,750 in full payment for the shares. The note bears interest at the rate of 4.52% per annum and originally was due on December 9, 2003. The largest aggregate indebtedness under the note during the fiscal year and the amount outstanding on December 31, 1999 was $193,750. Mr. Emery ceased being an active employee on March 15, 2000. In connection with Mr. Emery's separation from DG Systems, DG Systems repurchased 22,917 shares of the 50,000 restricted shares awarded. In connection with his separation from DG Systems, the promissory note was amended to become due and payable on February 28, 2001.

Compensation Committee Report

  The Compensation Committee of DG Systems' board of directors (the "Compensation Committee" or the "Committee") reviews and approves DG Systems' compensation policies. The following is the report of the Compensation Committee describing the compensation policies applicable to the compensation of DG Systems' Chief Executive Officer and other executive officers for the 1999 fiscal year.

  For the 1999 fiscal year, the process utilized by the Committee in determining executive officer compensation levels was based on the subjective judgment of the Committee. Among the factors considered by the Committee were the recommendations of the CEO with respect to the compensation of DG Systems' key executive officers. However, the Committee made the final compensation decisions concerning such officers.

  General Compensation Philosophy. DG Systems' philosophy in setting its compensation policies for executive officers is to maximize shareholder value over time. Therefore, the primary goal of DG Systems' executive compensation program is to closely align the interests of the executive officers with those of DG Systems' shareholders. To achieve this goal, DG Systems attempts to (1) offer compensation opportunities that attract and retain executives whose abilities are critical to the long-term success of DG Systems, motivate individuals to perform at their highest level and reward outstanding achievement, (2) maintain a portion of the executive total compensation at risk, with payment of that portion tied to achievement of financial, organizational and management performance goals, and (3) encourage executives to manage from the perspective of owners with an equity stake in DG Systems. The Compensation Committee currently uses salary, incentive cash bonus awards and long-term stock-based incentives to meet these goals.

  Base Salary. The base salary component of total compensation is primarily designed to attract, motivate, reward and retain highly skilled executives and to compensate executives competitively within the industry and the marketplace.

  In establishing base salaries of executive officers, the Compensation Committee evaluates each executive's salary history, scope of responsibility at DG Systems, prior experience, past performance for DG Systems, expected contribution to DG Systems' future success and recommendations from management. The Compensation Committee also takes into account the salaries for similar positions at comparable companies in DG Systems' industry, based on each individual Committee member's industry experience, and the position of each executive officer's base pay relative to the total compensation package, including cash incentives and long-term incentives. In making its salary decisions, the Compensation Committee exercised its discretion and judgment based upon these factors. No specific formula was applied to determine the weight of each factor.

  Incentive Cash Bonuses. Each executive officer's annual bonus is based on qualitative and quantitative factors and is intended to motivate and reward executive officers by directly linking the amount of the bonus to performance targets. In addition, incentive bonuses for executive officers are intended to reflect the Compensation Committee's belief that the compensation of each executive officer should be contingent upon the overall performance of DG Systems. To carry out this philosophy, the board of directors reviews and approves the financial goals for the fiscal year. The Compensation Committee then evaluates the overall performance of DG Systems and approves performance bonuses based on the extent to which the goals of the board of directors have been achieved. DG Systems achieved record revenues in 1999 of $48.7 million, and substantially increased its EBITDA (earnings before interest, taxes, depreciation and amortization) to $1.4 million for the year, both of which were important milestones for DG Systems.

  Long-Term Incentive Compensation. The Compensation Committee views stock option grants as an important component of its long-term, performance-based compensation philosophy. DG Systems provides long-term incentives to its Chief Executive Officer and its other executive officers. During fiscal 1999, the board of directors and/or the Compensation Committee, in their discretion, made option grants to Messrs. Devine, Choucair, Dent and Emery. The purpose of such option grants is to attract and retain the best employee talent available and to create a direct link between executive compensation and the long-term performance of DG Systems. The Compensation Committee believes that stock options directly motivate its executive officers to maximize long-term shareholder value. The options also utilize vesting periods that encourage key executives to continue in the employ of DG Systems. All options granted to executive officers to date have been granted at the fair market value of DG Systems' common stock on the date of grant. Accordingly, the option will provide a return to the executive officer only if he or she remains in DG Systems' employ, and then only if the market price of DG Systems' common stock appreciates over the option term. The board of directors and/or the Compensation Committee consider the grant of each option subjectively, considering factors such as the individual performance of the executive officer and the anticipated contribution of the executive officer to the attainment of DG Systems' long-term strategic performance goals. Applying these principles, a significant grant was made to Mr. Emery in connection with the commencement of his employment.

  CEO Compensation. On December 13, 1998, Mr. Ginsburg was appointed the Chief Executive Officer of DG Systems. At Mr. Ginsburg's request, his initial compensation consisted of base salary in the amount of $1, plus reimbursement of expenses. In addition, an entity affiliated with Mr. Ginsburg received a warrant to purchase up to 1,548,460 shares of the common stock of DG Systems in connection with the commencement of his employment. The warrant was intended to induce Mr. Ginsburg to join DG Systems as its new Chairman of the board and Chief Executive Officer and to place a significant portion of his total compensation at risk, because the warrant does not become exercisable, and thus has no value, unless and until DG Systems' common stock exceeds certain price thresholds. Effective August 1, 1999, Mr. Ginsburg's annual salary was established at $125,000.

  On July 22, 1999, Mr. Devine was appointed the Chief Executive Officer of DG Systems. Effective August 1, 1999, Mr. Devine's annual salary was established at $125,000.

  Tax Limitation. Under the Federal tax laws, a publicly held company such as DG Systems will not be allowed a federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1 million per officer in any year. To qualify for an exemption from the $1 million deduction limitation, the shareholders were asked to approve a limitation under DG Systems' 1992 Stock Option Plan on the maximum number of shares of common stock for which any one participant may be granted stock options per calendar year. Because this limitation was adopted, any compensation deemed paid to an executive officer when he or she exercises an outstanding option under the 1992 Stock Option Plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation that will not be subject to the $1 million limitation. Since the cash compensation paid to DG Systems' executive officers for the 1999 fiscal year did not exceed the $1 million limit per officer and it is not expected that the cash compensation to be paid to any executive officer for the 2000 fiscal year will exceed this limit, the Committee will defer any decision on whether to limit the dollar amount of all other compensation payable to DG Systems' executive officers to the $1 million cap.

      Compensation Committee:

              Scott K. Ginsburg
              Lawrence D. Lenihan, Jr.
              David M. Kantor

Compensation Committee Interlocks And Insider Participation

  The members of the Compensation Committee are Messrs. Ginsburg, Lenihan and Kantor. In addition, during 1999, Jeffrey M. Drazan and Leonard S. Matthews also served on the Compensation Committee. Other than Mr. Ginsburg, DG Systems' Chairman of the board and former Chief Executive Officer, none of these individuals was at any time during 1999, or at any other time, an officer or employee of DG Systems.

  No executive officer of DG Systems serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of DG Systems' board of directors or Compensation Committee, except for Matthew E. Devine who is a director and the Chief Executive Officer of DG Systems and also a director and the Chief Executive Officer of StarGuide.

Stock Performance Table

  The graph set forth below compares the cumulative total shareholder return on DG Systems' common stock between February 6, 1996 (the date DG Systems' common stock commenced public trading) and December 31, 1999 with the cumulative total return of (1) the Nasdaq Non-Financial Stocks Index and (2) the Nasdaq Computer and Data Processing Services Stocks Index, over the same period. This graph assumes the investment of $100.00 on February 6, 1996 in DG Systems' common stock, the Nasdaq Non-Financial Stocks Index and the Nasdaq Computer and Data Processing Services Stocks Index, and assumes the reinvestment of dividends, if any.

  The comparisons shown in the graph below are based upon historical data. DG Systems cautions that the stock price performance shown in the graph below is not indicative of, nor intended to forecast, the potential future performance of DG Systems' common stock. Information used in the graph was obtained from the CRSP Total Return Index published by Nasdaq and SG Cowen, sources believed to be reliable, but DG Systems is not responsible for any errors or omissions in such information.

                      CUMULATIVE SHAREHOLDER RETURN DATA

                  [CUMULATIVE SHAREHOLDER RETURN DATA GRAPH]

CRSP Total Returns Index for:        2/6/96 12/31/96 12/31/97 12/31/98 12/31/99
-----------------------------        ------ -------- -------- -------- --------
Digital Generation Systems, Inc.....  $100    $ 74     $ 22     $ 49     $ 63
Nasdaq Non-Financial Stocks Index...   100     117      137      201      397
Nasdaq Computer and Data............   100     121      148      265      583

Processing Services Stocks Index

  DG Systems effected its initial public offering of common stock on February 6, 1996. For purposes of this presentation, DG Systems has assumed that the initial public offering price of $11.00 per share would have been the closing price on February 5, 1996, the day prior to the commencement of trading.

  Notwithstanding anything to the contrary set forth in any of DG Systems' previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this report or future filings made by DG Systems under those statutes, the Compensation Committee Report and Stock Performance Graph shall not be deemed filed with the Securities and Exchange Commission and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by DG Systems under those statutes.

Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth, as of July 31, 2000 (except where otherwise noted), certain information with respect to shares beneficially owned by (1) each person who is known by DG Systems to be the beneficial owner of more than five percent of DG Systems' outstanding shares of common stock, (2) each of DG Systems' directors and the executive officers named in the Summary Compensation Table and, (3) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty (60) days of the date as of which the information is provided, and therefore, in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

                                                           Shares Beneficially
                                                          Owned as of July 31,
                                                               2000(1)(2)
                                                          ---------------------
                                                          Number of  Percentage
  Beneficial Owner                                          Shares    of Class
  ----------------                                        ---------- ----------
Entities and individuals affiliated with London Merchant
 Securities plc(3)......................................   1,578,105     5.6%
 Carlton House
 33 Robert Adam Street
 London WIM 5AH, England
Entities and individuals affiliated with Pequot Capital
 Management, Inc.(4)....................................   4,987,911    17.7%
 500 Nyala Farm Road
 Westport, Connecticut 06880
Entities and individuals affiliated with Technology
 Crossover Ventures, L.P.(5)............................   2,930,699    10.4%
 56 Main Street, Suite 210
 Millburn, New Jersey 07041
Scott K. Ginsburg(6)....................................   4,246,552    15.1%
 Moon Doggie Family Partnership
 17340 Club Hill Drive
 Dallas, Texas 75248
Matthew E. Devine.......................................     388,360     1.4%
Omar A. Choucair........................................      72,917     *
Dan F. Dent.............................................         --      --
Henry W. Donaldson(7)...................................     893,008     3.2%
Paul W. Emery, II.......................................      27,083     *
Lawrence D. Lenihan, Jr.(8).............................   4,997,911    17.7%
Michael G. Linnert(9)...................................   2,934,032    10.4%
David Kantor............................................         --      --
All current directors and executive officers as a
 group..................................................  15,137,968    53.7%

--------
* Less than 1% of the outstanding shares of common stock.

(1) Except as indicated in the notes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock. To DG Systems' knowledge, the entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the business address of each beneficial owner listed is 5221 North O'Connor Boulevard, Suite 950, Irving, Texas 75039.
(2) The number of shares of common stock deemed outstanding includes shares issuable pursuant to stock options that may be exercised within sixty
     (60) days after July 31, 2000.

(3) Based on a filing with the Securities and Exchange Commission, dated February 14, 2000, indicating beneficial ownership as of such date. Includes 480,824 shares held in the name of Lion Investments Limited and 1,097,281 shares held in the name of Westpool Investment Trust plc. Lion Investments Limited and Westpool Investment Trust are wholly owned subsidiaries of London Merchant Securities plc.
(4) Includes 375,367 shares held in the name of Pequot Offshore Private Equity Fund, Inc., 2,964,740 shares held in the name of Pequot Private Equity Fund, L.P., 823,902 shares held in the name of Pequot International Fund, Inc. and, 823,902 shares held in the name of Pequot Partners Fund, L.P. Pequot Capital Management, Inc. is the investment advisor to Pequot Offshore Private Equity Fund, Inc., Pequot Private Equity Fund, L.P., Pequot International Fund, Inc., and Pequot Partners Fund, L.P. (the "Pequot Funds") and may be deemed to beneficially own all of such shares. Pequot Capital Management, Inc. acquired beneficial ownership of such shares from Dawson-Samberg Capital Management, Inc., the former investment advisor to the Pequot Funds. On January 1, 1999, Dawson-Samberg Capital Management, Inc. spun-off a portion of its investment management business to Pequot Capital Management, Inc., including the beneficial ownership of all of such shares formerly held by Dawson-Samberg Capital Management, Inc. Lawrence D. Lenihan, Jr., a member of DG Systems' board of directors, is a principal and minority shareholder of Pequot Capital Management, Inc. Mr. Lenihan disclaims beneficial ownership of all shares held or beneficially owned by or through such entity.
(5) Includes 809,612 shares held in the name of Technology Crossover Ventures, L.P., 63,719 shares held in the name of Technology Crossover Ventures, C.V., 26,208 shares held in the name of TCV II, V.O.F., 806,807 shares held in the name of Technology Crossover Ventures II, L.P., 620,282 shares held in the name of TCV II (Q), L.P., 110,078 shares held in the name of TCV II Strategic Partners, L.P. and 123,186 shares held in the name of Technology Crossover Ventures II, C.V. Technology Crossover Management, L.L.C. is the sole general partner of Technology Crossover Ventures, L.P. and the sole investment general partner of Technology Crossover Ventures, C.V. Technology Crossover Management II, L.L.C. is the sole general partner of Technology Crossover Ventures II, L.P., TCV II (Q), L.P. and TCV II Strategic Partners, L.P. and the sole investment general partner of TCV II, V.O.F. and Technology Crossover Ventures, C.V. Technology Crossover Management, L.L.C. and Technology Crossover Management II, L.L.C. disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.
(6) Based on a filing with the Securities and Exchange Commission, dated July 7, 2000, indicating beneficial ownership as of such date. Includes 2,920,134 shares held in the name of Moon Doggie Family Partnership, L.P. Scott K. Ginsburg, DG Systems' Chairman of the board, is the sole general partner of Moon Doggie Family Partnership, L.P. Does not include an additional 3,008,527 shares of common stock which are subject to warrants issued to Moon Doggie Family Partnership, L.P. The warrants are not currently exercisable because their exercise is subject to certain conditions based on the trading price of the underlying common stock, which conditions have not been satisfied as of July 31, 2000.
(7)  Includes options exercisable into 499,683 shares of common stock.
(8) Includes 4,987,911 shares beneficially owned by affiliated entities of Pequot Capital Management, Inc., of which Mr. Lenihan disclaims beneficial ownership except as set forth above (see Note 4). Includes options exercisable into 10,000 shares of common stock.
(9) Includes 2,930,699 shares beneficially owned by affiliated entities of Technology Crossover Ventures, of which Mr. Linnert disclaims beneficial ownership except as set forth above (see Note 5). Includes options exercisable into 3,333 shares of common stock.

Certain Relationships And Related Transactions

  On December 17, 1999, DG Systems issued 725,199 shares of common stock to certain existing institutional and closely associated investors pursuant to the terms of a common stock subscription agreement, dated December 17, 1999, at a price per share of $5.171. Pursuant to the subscription agreement, 241,733 shares were issued to Scott K. Ginsburg, DG Systems' current Chairman of the board, 96,693 shares were issued to Matthew E. Devine, DG Systems' current Chief Executive Officer, 241,733 shares were issued to entities affiliated with Pequot Capital Management, Inc., and 145,040 shares were issued to entities affiliated with Technology Crossover Ventures. The gross proceeds to DG Systems from the issuance of these additional shares were approximately $3.75 million.

                                 THE COMPANIES

  The discussion in this proxy statement/prospectus contains forward-looking statements that involve risks and uncertainties. StarGuide's and DG Systems' actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "RISK FACTORS."

                              DG SYSTEMS BUSINESS

  DG Systems operates a nationwide, value-added digital network which links hundreds of advertisers and advertising agencies with more than 7,500 radio and 775 television stations across the United States and Canada. DG Systems' fault-tolerant Network Operation Center located in San Francisco delivers audio, video, image and data content that comprise transactions between the advertising and broadcast industries.

  As a result of its September 1998 acquisition of Digital Courier International, Inc., ("DCI"), a provider of electronic distribution and communications services for the radio broadcast industry, DG Systems is now the most significant provider of audio spot advertising to radio stations, enjoying a market share in excess of 50%. In late 1996, DG Systems entered the market for the electronic distribution of digital video spots to television stations, cable systems and networks. DG Systems' revenues derive mainly from advertising agencies, advertisers, tape duplication vendors and dealers, syndicated programmers and music companies that principally service these markets. DG Systems believes that its digital network enables rapid, cost-effective and reliable transmission of audio and video broadcast content, and provides higher levels of quality, control and flexibility than physical distribution methods currently available. In July 1997, DG Systems purchased Starcom Mediatech, Inc. ("Mediatech"), a provider of broadcast video and audio duplication, syndicated program distribution and corporate media duplication services, with facilities in Chicago, Los Angeles and New York, augmenting its November 1996 acquisition of PDR Productions, Inc. ("PDR"), a New York City-based broadcast production services company. As a result of these acquisitions, DG Systems also has become a leading provider of video advertising distribution and is rapidly adding new customers to its digital audio and video network. DG Systems offers a complete range of post production services, including editing, duplication, color control, close captioning, content review, quality assurance, electronic archiving and format conversions, all of which allow one-stop shopping in the critical advertising markets of New York City, Chicago, and Los Angeles.

Industry Background

  While many radio and television broadcasters now embrace digital technology for much of their production processes and in-station media management, current methods for the distribution of audio and video advertising content are based primarily on the manual duplication and physical delivery of analog tapes. According to industry sources, there are approximately 10,000 commercial radio and 1,100 commercial television stations in the United States. These stations generate revenue by selling airtime to advertisers. Advertising is most frequently produced under the direction of advertising agencies for large national or regional advertisers, or by station personnel for advertisers that are local in nature. Advertising is characterized as "network" or "spot," depending on how it is bought and distributed. Network advertising typically is delivered to stations as part of a "network feed" (bundled with network programming), while spot advertising is delivered to stations independently of other programming content.

  Spot advertising airtime typically is purchased by advertising agencies or media buying firms on behalf of advertisers. Advertisers and their agencies select individual stations or groups of stations to support marketing objectives, which usually are based on the stations' geographic and other demographic characteristics. The actual commercials or "spots" typically are produced at a digital production studio and recorded on digital tape. Variations of the spot intended for specific demographic groups also are produced at this time. The spots undergo a review of quality and content before being cleared for distribution to broadcast stations. Tapes containing the spot and its variations are then duplicated on analog tape, packaged, labeled and shipped to the radio and television stations and cable head-ends specified by the advertiser or its agency.

  The predominant method for distributing spot advertisements to radio and television stations traditionally has been physical delivery of analog audio or videotapes. DG Systems estimates that approximately 30% of radio spots and more than 90% of video spots are delivered by air express services. Many companies, commonly known as "dub and ship houses," are in the business of duplicating audio and video tapes, assembling them according to agency-specified bills of material and packing them for air express delivery. DG Systems estimates that it has transitioned approximately 60% of the market for audio spot deliveries and approximately 10% of video spot deliveries, to digital distribution. DG Systems estimates the market sizes for the audio distribution market to be approximately $40 million and approximately $150 million for the video distribution market.

The Company

  DG Systems is a leading provider of electronic and physical distribution and ancillary post-production services for audio and video content to advertising agencies, production studios and broadcast stations throughout the United States. DG Systems, a California corporation, was incorporated in 1991. DG Systems has developed a digital network currently serving over 7,500 radio and 775 television stations that is controlled through DG Systems' San Francisco Network Operating Center, or "NOC". This network enables the rapid, cost-effective and reliable electronic transmission of audio and video spots and other content and provides a high level of quality, accountability and flexibility to both advertisers and broadcasters. With DG Systems' network, transmissions are automatically routed to stations through a computerized on-line transaction and delivery system and arrive, in text format, at stations in as little as one hour after an order is received. Typically, associated traffic instructions are simultaneously transmitted by facsimile to minimize station handling and scheduling errors. Shortly after a spot is delivered to a station, DG Systems sends the customer a confirmation specifying the time of delivery. Additionally, DG Systems' digital network delivers close to "master" quality audio or video to broadcast stations, which is equal to or superior to that currently delivered on analog tape.

  DG Systems generates its revenues from advertising agencies as well as from production studios and dub and ship houses that consolidate and forward the deliveries to broadcast stations. DG Systems has historically operated and currently operates without substantial backlog. DG Systems receives distribution orders with specific bills of material, routing and timing instructions provided by the customer. These orders are entered into DG Systems' computer system either by the customer (through an internet-based order-entry system) or by DG Systems, and are scheduled for electronic delivery if a station is on DG Systems' network, or are scheduled for physical delivery via DG Systems' various dub and ship facilities if a destination station is not on the network.

  Audio content is received electronically at DG Systems' NOC from Record Send Terminals and, in the case of Digital Courier's network, Client Workstations, that are owned by DG Systems and deployed primarily in production studios. Audio content also can be received at DG Systems' San Francisco NOC on media shipped via airfreight carriers where Record Send Terminals are not available. In addition, audio can be received using DG Systems' "iAudio" internet audio collection system. When audio spots are received, company personnel quality-assure the audio content and then initiate the electronic transaction to transmit various combinations of audio to designated radio stations. Audio transmissions are delivered over standard telephone or ISDN lines to servers that DG Systems has placed in each radio station. The audio spots are thereafter available to the station on demand.

  Video content is received electronically at DG Systems' San Francisco NOC primarily from DG Systems' Video Record Transmission Systems that are owned by DG Systems and deployed in production video studios. Video content also can be received at DG Systems' San Francisco NOC on media shipped via airfreight carriers or through high-speed communication lines from collection points in locations where Video Record Transmission Systems are not available. When video spots are received, company personnel quality-assure the spots and release the video to the NOC, where it is combined with the customer's electronic transaction to transmit the various combinations of video to designated television stations. Video transmissions are sent via a high-speed frame relay link to the digital satellite uplink facility over which they are then delivered directly to servers that DG Systems has placed in television stations and cable interconnects.

  Audio and video transmissions are received at designated radio and television stations on DG Systems-owned servers, called Receive Playback Terminals, Client Workstations and ADvantage Digital Video Playback Systems. The servers enable stations to receive and play back material delivered through DG Systems' digital distribution network. The units are owned by DG Systems and typically are installed in the "master control" or production area of the stations. Upon receipt, station personnel generally review the content and transfer the spot to a standardized internal station format for subsequent broadcast. Through its NOC, DG Systems monitors the spots stored in each Receive Playback Terminal, Client Workstation and Digital Video Playback System and ensures that space is always available for new transmissions. DG Systems can quickly transmit audio or video at the request of a station or in response to the request of a customer who wishes to alter an existing order, enabling responsiveness not possible in a physical tape distribution system.

  DG Systems currently offers four primary levels of digital audio distribution services and three levels of video distribution services from its NOC to broadcast advertisers distributing content to broadcast stations: DG Priority, a service which guarantees arrival of the first audio spot on an order within one hour (available for audio only); DG Express, which guarantees arrival within four hours; DG Standard, which guarantees arrival by noon the next day; and DG Economy, which guarantees arrival by noon on the second day. DG Systems also offers a set of premium services enabling advertisers to distribute audio or video spots provided after normal business hours and, therefore, after overnight parcel delivery service is no longer available.

  In addition to its standard services, DG Systems has developed unique products to service four vertical markets with particular time-sensitive delivery needs. "Sweeps" delivery is a specialized service for television stations that wish to advertise on radio with either topical or cooperative content to stimulate viewership during the periods of ratings measurements conducted by the A.C. Nielsen Company. DG Systems also offers delivery of advertising for daily newspapers seeking to expand their readership based on a dissemination of breaking news during the morning rush hour. DG Systems distributes first release music singles and uses unique software functionality to insure that the singles are released throughout the country to all stations simultaneously thereby eliminating concerns of favoritism or premature release. Finally, DG Systems delivers political advertising during election campaigns, providing a rapid response mechanism for candidates and issue groups.

  DG Systems also provides audio and video duplication services, syndicated programming distribution services, and a host of other ancillary post production services through its nationwide facilities in New York, Chicago, Louisville and Los Angeles.

Products and Services

  DG Systems' mission is to become the leading provider of electronic value-added transaction services to the advertising and broadcast industries.

  Audio Advertising Distribution. Prior to DG Systems' acquisitions of PDR and Mediatech, substantially all of DG Systems' revenues were derived from the delivery of radio advertising from advertising agencies, production studios and dub-and-ship houses to radio stations in the United States. In 1998, DG Systems acquired DCI, and has integrated DCI's network with DG Systems' existing network to form a single, comprehensive network servicing over 7,500 stations throughout Canada and the United States. Audio services are expected to continue to account for a significant share of DG Systems' revenues for some time. See "RISK FACTORS--Risks Relating to DG Systems--DG Systems' business is highly dependent on radio and television advertising; if demand for, or margins from, our radio and television advertising delivery services declines, our business will be adversely affected." DG Systems also derives revenue from its offering of audio distribution services in the four vertical markets: sweeps; local/regional newspapers; music releases; and political advertising. DG Systems provides two-way audio transmission services to radio stations within markets, regions and co-owned groups, facilitating the sharing of programming and commercial content. DG Systems also derives limited revenue through its studio services, which enable production studios to directly exchange audio files with each other without the intervention of company personnel.

  Postproduction Services. DG Systems' acquisitions of PDR and Mediatech have enabled it to provide digital delivery to a larger base of customers and to provide postproduction services in the three major advertising markets (New York, Los Angeles and Chicago) for a "one-stop shopping solution." DG Systems continues to focus on value-added postproduction services to complement DG Systems' digital delivery product. Such services include leading edge digital editing, digital closed captioning, Internet-based encoding, and CD-ROM mastering and duplication.

  Video Advertising Distribution. DG Systems believes that the delivery of television advertising is characterized by many of the same challenges facing radio advertisers. DG Systems introduced its video distribution services in 1996. To date, DG Systems has deployed a video distribution network consisting of over 775 television stations and cable interconnects, which currently are on-line and receive video content through DG Systems' network. DG Systems is actively marketing and selling its video services to agencies, advertisers and dealers. As many of DG Systems' radio advertising customers also are active television advertisers, its current customers who already utilize DG Systems' audio spot distribution services are candidates for or already are utilizing its video services. See "RISK FACTORS--Risks Related to DG Systems--DG Systems' business is highly dependent on electronic video advertising delivery service deployment," and "-- If DG Systems is not able to develop new products and services to respond to rapid technological changes, its business will be adversely affected," and "-- The markets in which DG Systems operates are highly competitive and DG Systems may be unable to compete successfully against new entrants and established companies with greater resources."

  Syndicated Program Distribution. DG Systems also generates revenue by distributing syndicated programming. This service primarily consists of integrating commercials into syndicated programs and either uplinking the completed programs via satellites for distribution to stations nationwide and in Canada or the physical duplication and shipping of shows to stations that do not receive a satellite feed.

  Corporate Duplication. DG Systems also generates revenues from the duplication of corporate content. This service primarily consists of large quantity duplication of training, corporate or product information tapes on non-broadcast quality tape stock, such as VHS.

  Music Distribution. DG Systems also derives revenues from its "first release music deliveries," in which it offers music labels the capability to electronically distribute first-release music singles simultaneously to selected radio stations.

  DG Systems' future growth depends on its successful and timely introduction of new products and services, often in markets that do not currently exist or are just emerging. DG Systems currently is undertaking efforts to develop new products and services. However, DG Systems may not be able to complete such development successfully, and, even if the development is completed, DG Systems' introduction of these products and services may not realize market acceptance or meet the technical or other requirements of potential customers. See "RISK FACTORS--Risks Relating to DG Systems--DG Systems' business is targeted at developing markets. If these markets do not continue to develop, or do not accept DG Systems' products and services, our business could be adversely affected."

The DG Systems Network

                           [DG SYSTEMS NETWORK CHART]

  DG Systems has developed a sophisticated, highly scaleable network communication system to provide network transaction services to the advertising and broadcast industries. Today this system supports two-way communication between advertisers, agencies, production studios and stations via standard telephone lines, ISDN lines, digital data satellite frame relay connections and the Internet. DG Systems intends to continue employing state-of-the-art communications capabilities, such as xDSL and cable modems, as they become widely available and economically feasible.


   DG Systems' network consists of the following:

  (1) Record Send Terminals, Client Workstations (audio), and Video Record Transmission Systems (video) owned by DG Systems and installed primarily at production studios;

  (2) NOC at DG Systems' headquarters used to assemble, process, route and store digital content; and

  (3) Receive Playback Terminals, Client Workstations (audio), and Digital Video Playback Systems (video) owned by DG Systems and installed at broadcast stations, cable interconnects and broadcast and cable networks.

  Record Send Terminal and Client Workstation. Both the Record Send Terminal and Client Workstation are PC-based audio encoder and communication servers with a full screen monitor and keyboard. The Record Send Terminal accepts audio in either analog or digital format and encodes the audio using an efficient algorithm for transmissions to DG Systems' NOC in San Francisco.

  Video Record Transmission System. The Video Record Transmission System is a video encoder and communications server with a full screen monitor and keyboard. The Video Record Transmission System accepts video in either analog or digital format and encodes the video using a standard MPEG-2 compression algorithm for transmissions to DG Systems' NOC in San Francisco.

  Network Operating Centers. DG Systems has developed a fault-tolerant client/server on-line transaction system based on relational databases and UNIX servers from Sun Microsystems. DG Systems has developed software applications incorporating critical operational capabilities such as transaction management,

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communication facility monitoring, system security, intelligent network routing and customer service databases. The major system components include
(1) a transaction scheduling, monitoring and management system, (2) a media collection, processing and delivery system which is designed to handle audio, video, image and data organizing the delivery content by destination address, and routing those deliveries by the most cost-effective route, and (3) a high-capacity media storage and archive system that indexes and archives every media file delivered by DG Systems.

  ADvantage Receive Playback Terminal. The Receive Playback Terminal is a rack-mountable, PC-based communication server and media decoder that enables radio stations to receive and play back audio content delivered through DG Systems' digital distribution network. The Receive Playback Terminal communicates with DG Systems' network to exchange media and transactional information, and allows users to play back broadcast quality audio on demand. Receive Playback Terminal software consists of extensive remote capabilities such as system diagnostics, storage management and remote software upgrade as well as enhanced security features such as user authentication, network access security protocol and media content encryption to prevent unauthorized access.

  ADvantage Digital Video Playback System. The Digital Video Playback System is a rack-mountable, PC-based communication server and video decoder that enables television stations and cable systems to receive and play back advertisements delivered through DG Systems' digital distribution network. The Digital Video Playback System communicates with DG Systems' network to exchange media and transactional information, and allows users to play broadcast quality video on demand. The Digital Video Playback System includes a fully-integrated monitor and keyboard and has the disk capacity to store up to 250 30-second spots. Digital Video Playback System software consists of extensive remote capabilities such as system diagnostics, storage management and remote software upgrades as well as enhanced security features such as user authentication, network access security protocol and media content encryption to prevent unauthorized access.

  Hughes DirecPC Satellite Interface. DG Systems has a joint development and deployment agreement with Hughes Network Systems for satellite delivery to its network of stations. DG Systems has developed an electronic interface between its NOC in San Francisco and the Hughes satellite uplink facility. DG Systems also has integrated the Hughes DirecPC satellite technology into its Digital Video Playback Systems to permit the receipt of media content from satellite as well as from terrestrial connections.

  Client Workstation. The Client Workstation is a rack-mountable or desktop, PC-based communication server and media encoder/decoder that enables radio stations to receive, play back, record and send audio content delivered through DG Systems' digital distribution network. The Client Workstation communicates with DG Systems' network to exchange media and transactional information, and allows users to record, store and play back broadcast quality audio on demand. Client Workstation software consists of extensive remote capabilities such as system diagnostics, storage management and remote software upgrade as well as enhanced security features such as user authentication and a network access security protocol to prevent unauthorized usage of the network.

  DG Systems' extensive network of digital audio Receive Playback Terminals and Digital Video Playback Systems strategically placed across the country in broadcast stations, its Record Send Terminals, Client Workstations and Video Record Transmission Systems, coupled with unique encoding, compression and complex communications software, connected via its NOC described above, and an established customer base, create important barriers to entry for potential competitors. The transmission of content is controlled by a very comprehensive transaction scheduling, routing, monitoring and delivery management system that DG Systems believes would be very difficult to replicate. Additionally, DG Systems' audio and video capabilities now are complemented with facilities in New York City, Chicago, Louisville, and Los Angeles to handle customers' other production services needs. DG Systems believes that no single competitor today offers DG Systems' audio, video, and production services capabilities that are deliverable locally and nationally via several strategic locations.

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

Markets and Customers

  A large portion of DG Systems' current revenue is derived from the delivery of spot radio and television advertising to broadcast stations, cable systems and networks. DG Systems derives revenue from advertising agencies directly and from its marketing partners, which are typically dub and ship houses that have signed agreements with DG Systems to consolidate and forward the deliveries of their advertising agency customers to broadcast stations, cable systems and networks via DG Systems' electronic delivery service in exchange for price discounts from DG Systems. The advertisements distributed by DG Systems are representative of the five leading national advertising categories of automotive, retail, business and consumer services, food and related products including soft drinks, and entertainment. The volume of advertising from these segments is subject to substantial seasonal and cyclical variations. See "Risk Factors--Risks Relating to DG Systems--DG Systems' sales cycles reflect seasonal buying patterns that can adversely affect operating results and lead to potential fluctuations in quarterly performance." Through its acquisition of the assets of DCI, DG Systems has also acquired an additional revenue stream from radio stations by providing distribution between radio stations and radio groups.

  In addition to its core distribution services, DG Systems has identified vertical-market applications for services where same day delivery is used to promote time-sensitive content. These applications include:

  Sweeps Promotions. The A.C. Nielsen ratings periods take place during the broadcast months of February, May, September, and November. DG Systems' services allow local television stations, their affiliated networks and syndicators, whose own advertising rates are based on their Nielsen ratings, to promote viewership of their programs during ratings periods.

  Station to Station Distribution. Many radio stations produce and distribute commercials and short-form programming to other stations for airplay on the same day, and DG Systems' network has proven efficient in delivering this content, replacing ground deliveries and couriers. In addition, consolidation in radio ownership has resulted in many of the new radio mega-groups developing facilities for central audio production. DG Systems' delivery system is used to distribute this production to the group's co-owned stations.

  Political Campaigns. Radio and television can provide a rapid response mechanism for candidates and issue groups. DG Systems offers a same-day service for the facilitation of such advertising during political campaigns. In 1998, an election year, DG Systems delivered 25,000 campaign advertisements, representing over 300 candidates and propositions.

  DG Systems also offers the following services:

  Postproduction Services. Advertising agencies, advertisers, corporations, and public relations firms often require additional services to be performed before a produced element is distributed for broadcast purposes. In addition to DG Systems' traditional postproduction services--closed captioning, commercial tagging, international standards conversions, and duplication--DG Systems has developed and introduced digital solutions in the postproduction environment. The new digital services enforce DG Systems' focus on a fully digital production and distribution environment.

  Syndication Programming Distribution. Syndicators distribute long form video programming inclusive of advertising to local television stations and cable operators. DG Systems offers numerous postproduction services to prepare this content for broadcast and distributes it across the country and around the world. Distribution services include both satellite uplink and physical duplication and shipping to those stations, which do not or cannot receive the content via satellite.

  Corporate Duplication. Corporations and other entities develop training, management communications and other general information programs for internal and external distribution for various purposes. DG Systems provides high volume duplication of such content on non-broadcast quality tape stock, typically VHS.

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Sales, Marketing and Customer Service

  Brand Strategy. DG Systems' brand strategy is to position itself as the standard transaction method for the radio, television, cable, and network broadcast industries. DG Systems focuses its marketing messages and programs at multiple segments within the advertising and broadcast industries. Each of the segments interacts with DG Systems for a different reason. Agencies purchase services from DG Systems on behalf of their advertisers. Production studios facilitate the transmission of audio and video to DG Systems' NOC. Production studios and dub and ship houses resell delivery services to agencies. Stations join the network to receive the content from their customers: the agencies and advertisers. A key strategy to providing a consistent brand theme at all levels is developing "DG Systems" as a brand identity across these various product and service offerings.

  Internet/E-Commerce Strategy. DG Systems introduced its first Internet-based services called DG On-line in 1998 to facilitate the electronic remote entry of work orders and to provide on-line tracking of order status by its customers. In 1999, DG Systems estimates that 30% of its orders were entered electronically via the Internet, versus approximately 11% during 1998. In addition, DG Systems also offers its "iAudio" Internet audio collection system service which allows audio content to be received from clients via the Internet.

  Sales. DG Systems employs a direct sales force that calls on various departments at advertising agencies to communicate the capabilities and comparative advantages of DG Systems' electronic distribution system and related products and services. In addition, DG Systems' sales force calls on corporate advertisers who are in a position to either direct or influence agencies in directing deliveries to DG Systems. A separate staff sells to and services audio and video dealers, who resell DG Systems' distribution services. An insider sales staff also represents DG Systems' services to radio stations. DG Systems currently has field sales offices in New York, Los Angeles and Chicago, as well as sales personnel in its San Francisco headquarters. DG Systems' sales force includes field sales, inside sales, and telemarketing.

  Marketing. DG Systems' marketing programs are directed toward demand stimulation with an emphasis on popularizing the benefits of digital delivery, including fast turnaround (same day services), increased flexibility, higher quality, problem recovery, and greater reliability and accountability. These marketing programs include direct mail and telemarketing campaigns, newsletters, collateral material (including brochures, data sheets, etc.), application stories, and corporate briefings in major United States cities. DG Systems also engages in public relations activities including trade show participation, the stimulation of articles in the trade and business press, press tours and advertisements in advertising and broadcast oriented trade publications.

  DG Systems also markets to broadcast stations to arrange for the placement of its Receive Playback Terminals and Digital Video Playback Systems for the receipt only of audio and video advertisements, or CW's, which provide the ability to both receive and to originate distribution of audio to other radio stations. There is currently no charge for a station to receive an advertisement. For radio stations or groups that subscribe to network distribution services utilizing the Client Workstation, the station signs a month-to-month, one-year or two-year term of service.

  DG Systems believes that in combination with its acquisition of the assets of DCI, its combined network provides digital distribution coverage for more than 90% of commercial radio stations and distribution traffic in the United States and Canada. DG Systems is focusing on the most significant 775 television stations as rated by A.C. Nielsen, along with the major cable interconnects and cable and broadcast networks.

  Customer Service. DG Systems' approach to customer service is based on a distributed model designed to provide focused support from key market centered offices, located in Los Angeles, San Francisco, Chicago and New York. Clients work with specific, assigned account coordinators to place production service and distribution orders. National distribution orders are electronically routed to the San Francisco NOC for electronic distribution or, for offline destinations, to DG Systems' national duplication center in Louisville, Kentucky. DG Systems' distributed service approach provides direct support in key market cities enabling DG Systems to develop closer relationships with clients as well as the ability to support client needs for local production services. DG Systems

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also maintains a customer service team dedicated to supporting the needs of radio, television, and network stations. This support is available 7 days a week, 24 hours a day, to respond to station requests for information, traffic instructions or additional media. Providing direct support alleviates the need for client traffic departments to deal with individual stations or the challenges of staffing for off-hours support. DG Systems' customer service operation centers are linked to DG Systems' order management and media storage systems, and national distribution network. These resources enable DG Systems to manage the distribution of client orders to the fulfillment location best suited to meet critical customer requirements as well as providing order status and fulfillment confirmation. This distributed model also provides DG Systems with significant redundancy and re-route capability, enabling DG Systems to meet customer needs when weather or other conditions prevent deliveries using traditional courier services.

  Work orders entered by customers into Client Workstations are shipped automatically through the NOC to their destinations with minimal human intervention. No monitoring is done of the spots, unless DG Systems is asked to review a spot by a client. These capabilities enable DG Systems' customers to move to an e-commerce business model as the service is developed more fully.

Competition

  The market for the distribution of advertising and other content to radio and television stations and cable systems is highly competitive. DG Systems currently competes in the market for the distribution of audio and video advertising spots to broadcast stations, cable systems and networks. The principal competitive factors affecting this market are ease of use, price, timeliness and accuracy of delivery.

  DG Systems competes with a variety of dub and ship houses and production studios that have traditionally distributed taped advertising spots via physical delivery. As local distributors, these entities have long-standing ties with advertising agencies that are often difficult for DG Systems to replace. In addition, these dub and ship houses and production studios often provide an array of ancillary video services, including archival storage and retrieval, closed captioning and format conversions, enabling them to deliver to their advertiser and agency customers a full range of customizable, media postproduction, preparation, distribution and trafficking services. DG Systems' acquisitions of Mediatech and PDR enable DG Systems to provide similar services in the three largest domestic advertising markets: New York, Los Angeles and Chicago. DG Systems plans to continue pursuing potential dub and ship house partners where such partnerships make strategic sense.

  With the acquisition of DCI, DG Systems has the only widely deployed electronic system for the delivery of audio advertisements; consequently, it competes largely with physical tape duplication and shipping for audio advertising distribution.

  In the video marketplace, DG Systems also competes with dub and ship houses across the country but additionally with a satellite-based real-time video distribution network operated by Vivyx, an operating division of the Williams Communications Group. This network differs from that of DG Systems in several ways, including limited error checking, lack of digital video as the standard output to the station and lack of a station server to support presentation of video-on-demand to the station. DG Systems has been able to successfully convince a number of customers of the relative benefits of its system. DG Systems also anticipates that certain common and/or value-added telecommunications carriers may develop and deploy high bandwidth network services targeted at the advertising and broadcast industries, although no such carriers have yet entered the market for spot distribution.

  To the extent that DG Systems is successful in entering new markets, such as delivery of other content to radio and television stations or delivery of data concerning the actual airtime and audience ratings of commercials, it expects to face competition from companies in related communications markets and/or package delivery markets which offer products and services with functionality similar to that offered by DG Systems' products and services. Telecommunications providers such as AT&T, MCI, and Regional Bell Operating Companies could enter the market as competitors with significantly lower telecommunications transportation

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costs. DG Systems also could face competition from entities with package delivery expertise such as Federal Express, United Parcel Service, DHL or Airborne if any such companies enter the electronic data delivery market. Radio Networks such as ABC or Westwood One also could become competitors by selling and transmitting advertisements separately from their network content programming.

  Many of DG Systems' current and potential competitors in the markets for audio and video distribution have substantially greater financial, technical, marketing and other resources than DG Systems. DG Systems expects that an increasingly competitive environment may result in price reductions that could result in reduced unit profit margins and loss of market share, all of which would have a material adverse effect on DG Systems' business, results of operations and financial condition. Moreover, the markets for the distribution of audio and video content have become increasingly concentrated in recent years as a result of acquisitions, which are likely to permit many of DG Systems' competitors to devote significantly greater resources to the development and marketing of new services. DG Systems may not be able to compete successfully with new or existing competitors. Additionally, competitive pressures faced by DG Systems may materially and adversely affect its business, operating results and financial condition. See "RISK FACTORS-- Risks Relating to DG Systems--The markets in which DG Systems operates are highly competitive and DG Systems may be unable to compete successfully against new entrants and established companies with greater resources."

Intellectual Property and Proprietary Rights

  DG Systems primarily relies upon a combination of copyright, trademark and trade secret laws and license agreements to establish and protect proprietary rights in its technologies. The source code for DG Systems' software is protected both as a trade secret and as an unpublished copyrighted work. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use DG Systems' hardware, software or technology without authorization or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries.

  Because DG Systems' business is characterized by rapid technological change, DG Systems believes that factors such as the technological and creative skills of its personnel, new computer hardware, software and telecommunications developments, frequent hardware and software enhancements, name recognition, and reliable customer service and support are more important to establishing and maintaining a leadership position than the various legal protections of its technology.

  DG Systems believes that its software, trademarks and other proprietary rights do not infringe the proprietary rights of third parties. However, third parties might assert such infringement by DG Systems with respect to current or future software, hardware or services. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause software release delays or might require DG Systems to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to DG Systems.

Employees

  As of June 30, 2000, DG Systems had a total of 328 employees, including 21 in research and development, 34 in sales and marketing, 242 in operations and manufacturing, and 31 in finance and administration. Of these employees, 318 were located in the United States and 10 were located in Canada. None of DG Systems' employees are represented by a collective bargaining agreement, and DG Systems has not experienced a work stoppage. DG Systems considers its relations with its employees to be good.

  DG Systems' business and prospects depend in significant part upon the continued service of its key management, sales and marketing and administrative personnel. DG Systems does not generally have employment agreements with its key personnel. The loss of key management or technical personnel could materially adversely affect DG Systems' business, operating results and financial condition. DG Systems believes that its prospects depend in large part upon its ability to attract and retain highly skilled managerial, sales and

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marketing and administrative personnel. Competition for such personnel is intense, and DG Systems may not be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on DG Systems' business, operating results and financial condition. See "RISK FACTORS--Risks Relating to DG Systems--DG Systems depends on its key personnel to manage its business effectively, and if DG Systems is unable to retain its key employees or hire additional qualified personnel, DG Systems' ability to compete could be harmed."

Properties

  Principal executive offices are at 5221 North O'Connor Boulevard in Irving, Texas. The Irving offices include 10,000 square feet of leased space, for which the lease expires in August 2001. DG Systems also has administrative offices and its NOC at leased office space located at 875 Battery Street in San Francisco, California. DG Systems' lease at this site is for 19,000 square feet and expires in June 2001. To sustain uninterrupted network integrity, DG Systems has an agreement for non-interruptible access to emergency power and DG Systems has arranged for alternative fiber optic routes to maintain its fiber connection between its computers and its long distance carrier. However, a catastrophic earthquake or other natural disaster could interrupt DG Systems' operations. DG Systems maintains an additional lease in San Francisco, set to expire in 2001, for a 5,000 square foot facility, which is used for assembly of its field equipment and for offsite storage. In addition, DG Systems leases approximately 3,000 square feet in Louisville, Kentucky for its dub and ship facility which expires in 2002; approximately 22,000 square feet in New York City which is occupied by DG East (formerly PDR) and expires in 2006; approximately 13,000 square feet in Los Angeles occupied by DG West (formerly Mediatech) which expires in 2006; 25,000 square feet in Chicago, which is occupied by DG Central (formerly Mediatech) on a month-to-month rental agreement (pending finalization of a long-term lease) which expires on December 31, 2000; and 9,000 square feet occupied by DG North (formerly DCI) in Burnaby, British Columbia (Vancouver, Canada) which expires on March 31, 2003. DG Systems believes that these facilities and offices are adequate to meet its requirements for the foreseeable future.

Legal Proceedings

  DG Systems is subject, from time to time, to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters asserted to date will have a material effect on DG Systems' consolidated financial condition or results of operations.

DG Systems' Management's Discussion and Analysis of Financial Condition and Results of Operations

 Revenue Overview

  DG Systems was incorporated in 1991. Through 1993, DG Systems was a development-stage company, principally engaged in developing its network, marketing its services to radio stations and advertising agencies, and producing and deploying terminals for use at advertising agencies, production studios and radio stations. In 1994, DG Systems first generated significant operating revenues from the delivery of audio commercials and the related text traffic instructions to radio stations through a nationwide network established by DG Systems. DG Systems has invested heavily in the development of its digital audio network, which was nearly complete by the end of 1996. It was at that time that DG Systems began to promote its digital video technology service revenues from which have grown every year since that time. As DG Systems' audio and video network coverage has expanded to include an increasing number of radio and television stations, the number of deliveries ordered by customers has increased. At the same time, the number of deliveries performed via electronic delivery has increased relative to the number performed by physical delivery through DG Systems' dub and ship facility in Louisville, Kentucky.

  DG Systems defines a delivery as the transmission, electronic or physical, of a piece or pieces of audio or video content, generally a commercial ("spot") or a set of commercials ("tied spots") to a destination, generally a

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radio or television station, based on a single order from a customer. Each order usually calls for the delivery of the same spot or spots to multiple destinations, resulting in multiple deliveries. The revenue earned per delivery is dependent upon the type of service ordered, generally defined by the time interval between submission and delivery (Priority, Express, Standard or Economy), the channel from which the order is received (directly from an advertiser or advertising agency or through a dub and ship house), and the quantity of audio or video being delivered (a single spot or multiple tied spots). DG Systems derives revenue from advertising agencies, as well as production studios and dub and ship houses that consolidate and forward deliveries for their agency customers. Because the revenue earned for the delivery of the first spot is significantly greater than the revenue earned for a tied spot and because DG Systems' per spot electronic transmission cost is relatively constant regardless of volume, electronic deliveries that comprise a single spot are generally more profitable than deliveries, which include tied spots. DG Systems recognizes revenue for each order on the date the content is received by the customer.

 Results of Operations

  The following table sets forth certain financial data for the years ended December 31, 1999, 1998, and 1997, and the six months ended June 30, 2000 and July 3, 1999. Operating results for any period are not necessarily indicative of results for any future periods. Amounts (except per share data) are shown in thousands.

                                  Six Months
                                     Ended         Year Ended December 31,
                                ----------------  ---------------------------
                                6/30/00  7/3/99    1999      1998      1997
                                -------  -------  -------  --------  --------
                                  (in thousands, except per share data)

Revenues....................... $26,250  $23,580  $48,724  $ 41,270  $ 29,175
Costs and expenses:
  Delivery and material costs..   7,213    9,308   17,857    14,630    11,334
  Customer operations..........   8,237    7,528   15,138    14,780    11,388
  Sales and marketing..........   2,273    2,651    4,818     4,970     4,417
  Research and development.....   1,634    1,292    2,577     2,780     2,473
  General and administrative...   4,055    2,609    6,552     4,314     3,169
  Write down of goodwill and
   fixed assets(1).............     --       --       --     17,006       --
  Non-recurring charges........     --       --       370       --        --
  Depreciation and
   amortization................   3,199    4,925    8,591    10,266     9,306
                                -------  -------  -------  --------  --------
    Total expenses.............  26,611   28,313   55,903    68,746    42,087
                                -------  -------  -------  --------  --------
Loss from operations...........    (361)  (4,733)  (7,179)  (27,476)  (12,912)
Other income (expense):
  Interest income and other,
   net.........................      96      153      319       253       744
  Interest expense.............    (686)  (1,112)  (1,903)   (3,014)   (2,607)
                                -------  -------  -------  --------  --------
Net loss....................... $  (951) $(5,692) $(8,763) $(30,237) $(14,775)
                                =======  =======  =======  ========  ========
Basic and diluted net loss per
 common share(2)............... $ (0.03) $ (0.21) $ (0.33) $  (1.97) $  (2.52)
                                =======  =======  =======  ========  ========
Weighted average number of
 common shares outstanding.....  27,812   26,490   26,653    16,272    11,893
                                =======  =======  =======  ========  ========

--------
(1) See Note 3 of "Notes to Consolidated Financial Statements" for DG Systems.
(2) See Note 11 of "Notes to Consolidated Financial Statements" for DG
    Systems.

 Six Months Ended June 30, 2000 Compared to the Six Months Ended July 3, 1999.

 Revenues

  Revenues were $26,250,000 for the six months ended June 30, 2000, an 11% increase from $23,580,000 for the six months ended July 3, 1999. Revenues increased primarily due to increased volume as a result of greater acceptance of DG Systems' video delivery and postproduction services and the expanded network of DG Systems equipment located in television stations.

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 Delivery and Material Costs

  Delivery and material costs were $7,213,000 for the six months ended June 30, 2000, a 23% decrease from $9,308,000 for the six months ended July 3, 1999. As a percentage of revenue, delivery and material costs decreased to 27% of revenues from 39% of revenues in the six months ended June 30, 2000 compared to the six months ended July 3, 1999. The decrease in costs in the period versus the same period of the prior year is a result of the elimination of duplicate telecommunication costs resulting from the company's integration of the Vancouver distribution NOC into the San Francisco NOC. Telecommunication costs were $2,873,000 and $4,641,000 for the six months ended June 30, 2000 and July 3, 1999, respectively. Delivery and material costs include telecommunication costs associated with online video and audio deliveries, video and audio tapes and the related packaging and shipping costs required when physically duplicating and distributing a video or audio spot. In addition, delivery and material costs include the direct material and fees paid to other service providers in connection with postproduction services and other services offered by DG Systems.

 Customer Operations

  Customer operations expenses were $8,237,000 and $7,528,000 for the six months ended June 30, 2000 and July 3, 1999, respectively. These increases are primarily due to additional personnel necessary to respond to the greater volume of orders and deliveries.

  Customer operations expenses as a percentage of revenues decreased to 31% for the six months ended June 30, 2000, as compared to 32% of revenues for the six months ended July 3, 1999. These decreases are primarily due to process improvements associated with integrating the company's NOC and customer service center.

 Sales and Marketing

  Sales and marketing expenses were $2,273,000 for the six months ended June 30, 2000, a 14% decrease from $2,651,000 for the six months ended July 3, 1999. The decrease in sales and marketing expense in the six months ended June 30, 2000 is a result of improved efficiency of DG Systems' sales and marketing efforts, as well as the consolidation of the company's sales and marketing efforts among all its locations. Sales and marketing costs as a percentage of revenues decreased to 9% from 11% for the six months ended June 30, 2000 and July 3, 1999, respectively, as a result of these improved efficiencies and reorganization efforts.

  DG Systems expects to continue to expand sales and marketing programs design to introduce DG Systems' services to the marketplace and to attract new customers for its services. DG Systems expects that sales and marketing expenses will increase in absolute dollars and may fluctuate as a percentage of revenue in future periods.

 Research and Development

  Research and development expenses increased 26% to $1,634,000 for the six months ended June 30, 2000 from $1,292,000 for the six months ended July 3, 1999. The increase in research and development expense is primarily due to the capitalization of certain salaries and benefits during the six months ended July 3, 1999 for personnel involved in developing software used to integrate the company's NOC with that of its Vancouver subsidiary. As a percentage of revenues, research and development expenses remained relatively unchanged at 6% and 5% of revenues for the six months ended June 30, 2000 and July 3, 1999, respectively.

  DG Systems expects that additional research and development spending will be necessary to remain competitive and that its future success will depend in significant part upon the technological quality of its products and processes relative to those of its competitors and its ability to develop both new and enhanced products and services.

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 General and Administrative

  General and administrative expenses increased 55% to $4,055,000 for the six months ended June 30, 2000, from $2,609,000 for the six months ended July 3, 1999. The increase is primarily due to the increased use of temporary labor and professional fees associated with filling open positions and the cost of integrating DG Systems financial systems. In addition, the company increased its allowance for doubtful accounts receivable. General and administrative expenses have increased to 15% of revenues for the six months ended June 30, 2000 from 11% for the six months ended July 3, 1999.

 Depreciation and Amortization

  Depreciation and amortization expenses decreased 35% to $3,199,000 in the six months ended June 30, 2000 from $4,925,00 in the six months ended July 3, 1999. The decrease is due to a higher percentage of fixed assets reaching or having reached the end of their depreciable lives.

  DG Systems recorded goodwill amortization expense of $361,000 for the six months ended June 30, 2000, and $387,000 for the six months ended July 3, 1999.

 Interest Income and Interest Expense

  Interest income decreased 37% to $96,000 in the six months ended June 30, 2000 from $153,000 for the six months ended July 3, 1999. This decrease is primarily the result of a decreased level of cash and cash equivalents in the first six months of 2000 as compared to the first six months of 1999.

  Interest expense decreased 38% to $686,000 for the six months ended June 30, 2000, from $1,112,000 in the six months ended July 3, 1999. The decrease is primarily the result of a decrease in DG Systems' outstanding debt. Debt outstanding decreased to $8.2 million at June 30, 2000 from $14.1 million at July 3, 1999. DG Systems expects that interest expense will fluctuate in the future based on the levels of borrowing.

 Liquidity and Capital Resources

  Net cash used in operating activities remained relatively unchanged at $0.4 million in the six months ended June 30, 2000 and July 3, 1999.

  DG Systems made capital additions of $1.1 million during the six months ended June 30, 2000 versus $2.6 million in the six months ended July 3, 1999. The capital additions in both periods were a result of DG Systems' continued expansion of its network. Principal payments on long-term debt were $8.1 million in the six months ended June 30, 2000 versus $4.6 million in the six months ended July 3, 1999.

  DG Systems expects to continue to invest in the expansion of its network. In particular, DG Systems is in the process of expanding its infrastructure within the television broadcast industry that will require additional DG Video Transmission Systems and Digital Video Playback Systems ("DVPS's") to be built and installed in production studios and television stations.

  At June 30, 2000, DG Systems' current sources of liquidity included cash and cash equivalents of $3.2 million. Based on management's current plans and forecasts, DG Systems believes that its existing sources of liquidity will satisfy DG Systems' projected working capital, capital lease and revolving loan commitments, and other cash requirements through DG Systems' foreseeable future.

  On April 6, 2000, DG Systems entered into a long-term loan and security agreement with Foothill Capital Corporation for a revolving credit facility providing borrowings up to a maximum of $11 million. The credit facility is secured primarily by accounts receivable and has a term of three years. The amount available to DG Systems is based on eligible receivables less outstanding letters of credit, as defined in the revolving credit facility agreement. As of June 30, 2000, $2.2 million was outstanding under the revolving credit facility and an

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additional $2.3 million was available for borrowing. On April 7, 2000, DG
Systems entered into a long-term debt agreement to refinance $3 million in outstanding loans and capital leases. The new agreement expires in 2002.

Results of Operations for the Years Ended December 31, 1999, 1998 and 1997

 Revenues

  Revenues increased from $29,175,000 to $41,270,000 to $48,724,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

  Revenues increased in 1998 primarily due to the acquisitions of Mediatech in 1997 and DCI in 1998. In addition, the increase is due to certain other factors, including increased volume resulting from greater acceptance of the services offered by DG Systems and increased availability of an expanded network of DG Systems' equipment located in radio and television stations, as well as general price increases. The increase from 1998 to 1999 is due in part to including the results of operations of DCI for an entire year, as well as continued volume and price increases.

 Delivery and Material Costs

  Delivery and material costs were $11,334,000, $14,630,000 and $17,857,000 in
1997, 1998 and 1999, respectively. The increase in costs in each period versus the same period of the prior year is primarily due to the increased delivery volume, as well as the acquisitions of DCI and Mediatech. These costs include fees paid to other service providers for charges incurred by DG Systems for the receipt, transmission and delivery of information via DG Systems' NOC, costs for video and audio tapes, packaging and shipping costs required when physically duplicating and distributing a video or audio spot, and direct material and fees paid to other service providers in connection with post-production services and other services offered by DG Systems.

  Delivery and material costs as a percentage of revenues decreased from 39% in 1997 to 35% in 1998 and increased to 37% in 1999. The decrease from 1997 to 1998 is due principally to the improvements in electronic costs of delivery for audio and video distribution as volumes have increased. In 1999, the increase in delivery and materials costs as a percentage of revenues over 1998 is due primarily to rising costs.

  DG Systems expects that delivery costs will increase in absolute dollars and may fluctuate as a percentage of revenues in future periods, influenced principally by volumes, average sales price and scale economies as video deliveries increase in volume.

 Customer Operations

  Customer operations expenses were $11,388,000, $14,780,000 and $15,138,000 in 1997, 1998 and 1999, respectively. The increase in 1998 versus 1997 is due primarily to increased costs incurred to support the greater volume of deliveries processed through DG Systems' San Francisco NOC as well as the consolidation of the costs of the former Mediatech and DCI operations. The increase in 1999 versus 1998 is the result of including a full year of costs in 1999 of the former DCI operations and the addition of the personnel necessary to respond to the greater volume of orders and deliveries.

  Customer operations expenses as a percentage of revenues have decreased from 39% to 36% to 31% in 1997, 1998 and 1999, respectively. The decreases are primarily due to improvements in processing orders through DG Systems' NOC, which serves as the primary support for the digital network. DG Systems continually attempts to improve process flows in an effort to gain scale efficiencies.

  DG Systems expects that customer operations expenses will increase in absolute dollars and may fluctuate as a percentage of revenues in future periods. Moreover, DG Systems believes that to compete effectively and

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manage future growth, DG Systems will be required to continue to implement changes that improve and increase the efficiency of its customer operations.

 Sales and Marketing

  Sales and marketing expenses were $4,417,000, $4,970,000 and $4,818,000 in 1997, 1998 and 1999, respectively. The increase in 1998 versus 1997 is due primarily to growth in marketing program costs to increase customer awareness of DG Systems' services. In addition, sales and marketing expenses increased due to the acquisition of DCI. The decrease in 1999 versus 1998 is due primarily to the consolidation of DG Systems' sales and marketing efforts among all of its locations. Sales and marketing costs as a percentage of revenue has decreased from 15% to 12% to 10% of revenues for 1997, 1998 and 1999, respectively, due to greater economies of scale.

  DG Systems expects to continue to expand sales and marketing programs designed to introduce DG Systems' existing and future services to the marketplace and to attract new customers for its services. DG Systems expects that sales and marketing expenses will increase in absolute dollars in future periods and may fluctuate as a percentage of revenue in future periods.

 Research and Development

  Research and development expenses were $2,473,000, $2,780,000 and $2,577,000 in 1997, 1998 and 1999, respectively. The increase in 1998 versus 1997 is primarily due to the hiring of additional engineers to develop and enhance DG Systems' digital services. Research and development expenses in 1998 also increased due to the additional research and development expenses incurred as a result of its acquisition of DCI. The decrease in expenses in 1999 versus 1998 is due primarily to the capitalization of certain salaries and benefits related to internally generated software and the consolidation of DG Systems' research and development efforts. As a percent of revenues, research and development expenses have decreased from 8% in 1997 to 7% in 1998 to 5% in 1999.

  DG Systems expects that increased research and development expenses will be necessary to remain competitive and that its future success will depend in part upon the technological quality of its products and processes relative to those of its competitors and its ability both to develop new and enhanced products and services. DG Systems' research and development expenses may increase substantially in absolute dollars and may fluctuate as a percentage of revenues in future periods.

 General and Administrative

  General and administrative expenses consist primarily of personnel, consulting fees, and related overhead costs for finance and general management of DG Systems. General and administrative expenses were $3,169,000, $4,314,000 and $6,552,000 in 1997, 1998 and 1999, respectively. These increases were primarily due to the costs incurred to consolidate and upgrade DG Systems' order entry, billing and financial reporting systems and the increase in staff as a result of the acquisitions of Mediatech and DCI. As a percent of revenues, general and administrative expenses were 11%, 10% and 13% in 1997, 1998, and 1999, respectively. DG Systems expects that general and administrative expenses will increase in absolute dollars and may fluctuate as a percentage of revenues in future periods.

 Depreciation and Amortization

  Depreciation and amortization expense was $9,306,000 and $10,266,000 and $8,591,000 in 1997, 1998 and 1999, respectively. The increase in expenses in 1998 versus 1997 was due to the continued expansion of DG Systems' network. DG Systems acquired the bulk of its assets prior to December 31, 1996; therefore, beginning in fiscal year 1998, there have been a higher percentage of fixed assets, which are reaching or have reached the end of their depreciable lives. The decline of depreciation expense in 1999 versus 1998 reflects this fact. DG

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Systems' total investment in network equipment has increased from $30.4 million to $33.2 million to $35.3 million at the end of 1997, 1998 and 1999, respectively.

  Included in depreciation and amortization is amortization expense of $787,000, $1,163,000 and $486,000 in 1997, 1998, and 1999, respectively, related to the goodwill and other intangible assets recorded in connection with the acquisitions of PDR, Mediatech, and DCI. As discussed in the Notes to the Condensed Consolidated Financial Statements, in September 1998, DG Systems wrote off the remaining goodwill of its Mediatech subsidiary, approximately $16.7 million, and wrote down Mediatech's fixed assets by an additional $340,000 because it was determined that the carrying values of these assets may not be recoverable. Because of a change in Mediatech's business, it was determined that the value of the investment had permanently declined.

  DG Systems expects to continue to invest in the expansion of its network. In particular, DG Systems is in the process of expanding its infrastructure within the television broadcast industry that will require additional VRTSs and DVPS's to be built and installed in production studios and television stations. DG Systems expects depreciation and amortization to increase in absolute dollars in proportion to this growth. However, whether DG Systems will make such investments is uncertain, and, even if DG Systems makes such investments, the investments might not result in future revenue growth.

 Interest Income and Interest Expense

  DG Systems has derived interest income from the short-term investment of the proceeds received in various stock offerings, including $23.5 million of net proceeds from the private placements of common stock in August and December 1998 and $16.4 million of net proceeds from the Series A convertible preferred stock offering in July 1997. Fluctuations in interest income are due to differences in the amounts raised and the timing of each offering as well as the differences in the levels of cash used to fund company operations and strategic acquisitions and interest rates. DG Systems expects that interest income will decrease in the future in proportion to the levels of cash used to fund operations and acquisition activity.

  Interest expense incurred by DG Systems was $2,607,000, $3,014,000 and $1,903,000 in 1997, 1998 and 1999, respectively. This expense relates primarily to lease agreements used to fund the acquisition of components and equipment needed to develop the network and to provide DG Systems personnel with the capital resources necessary to support DG Systems' business growth. Total long-term debt outstanding was $19,407,000, $17,533,000 and $10,202,000 at December 31, 1997, 1998 and 1999, respectively. DG Systems expects that interest expense will fluctuate in the future based on the levels of borrowing.

 Liquidity and Capital Resources

  DG Systems used cash in operating activities of $6.3 million and $4.8 million in 1997 and 1998, respectively, and generated cash from operating activities of $0.2 million in 1999. Cash flows from operating activities improved during 1999 as compared to 1998 primarily because revenue increased by 18% and operating expenses increased by only 8%. Cash flows from operating activities improved during 1998 as compared to 1997 primarily due to a 42% increase in revenue in 1998 as compared to 1997, while operating expense (net of the impairment of goodwill and operating assets of its subsidiary), increased by only 23% during 1998 over 1997. Additionally, DG Systems' accounts receivable balance, net of reserves, increased 24% from 1997; however, revenues increased 42% in 1998 over 1997, reflecting an improvement in cash collections in 1998 over the prior year. DG Systems' earnings before interest, taxes, depreciation and amortization has improved from a loss of $3.6 million in 1997, to a loss of $204,000 in 1998, to a positive amount of $1.4 million in 1999.

  DG Systems used $5.1 million, $2.2 million and $2.7 million of cash in 1997, 1998 and 1999, respectively, to purchase property and equipment. In addition, $0.4 million, $1.7 million and $2.0 million of property and equipment has been acquired through term lease or credit agreements in 1997, 1998 and 1999, respectively. The capital additions for each of the three years were a result of DG Systems' continued expansion of its network. In particular, capital additions in 1997 and 1998 were primarily in support its video delivery service plan.

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  DG Systems completed its initial public offering in February 1996. The net proceeds to DG Systems in 1996 after underwriting discounts and offering expenses were $29.5 million. DG Systems raised $16.4 million, net of offering expenses, through its Series Aconvertible preferred stock offering in 1997. The proceeds from these two offerings have been used in the acquisitions of PDR in November 1996 and Mediatech in July 1997, as well as to fund the acquisition of property and equipment, the payment of lease obligations and to fund the continuing operations of DG Systems. Approximately $20.5 million has been invested in the purchases of PDR and Mediatech and an additional $2.5 million was used to repay the promissory note payable in November 1997 as a result of the PDR acquisition. In connection with the July 1997 acquisition of Mediatech, DG Systems also issued 324,355 shares of DG Systems' common stock, $3.8 million of promissory notes, and assumed $5.4 million of term and line of credit debt payable by Mediatech. In August 1998, DG Systems raised approximately $12.7 million from a private placement of 4.6 million shares of common stock and in December 1998 raised approximately $11.0 million from a private placement of 3.8 million shares of common stock. The proceeds from these two offerings were used to fund the purchase of DCI in September 1998, as well as to fund the purchase of property and equipment, payment of lease obligations and to fund the continuing operations of DG Systems. In December 1999, DG Systems raised an additional $3.8 million from a private placement of 725,199 shares of common stock.

  DG Systems, through its Mediatech subsidiary, made net payments on the Mediatech line of credit of $1,402,000 in 1998. There was no balance outstanding under this agreement at December 31, 1999, and the outstanding balance was $1,433,000 at December 31, 1998, which was approximately equal to the maximum amount available under the agreement at that time. The company repaid the outstanding balance of $476,603 on January 17, 2000.

  Principal payments on long-term debt were $8.0 million, $7.1 million and $9.3 million in 1997, 1998 and 1999, respectively, reflecting the increases in regularly scheduled payments of the increased capital lease liability incurred to finance equipment and property acquisitions. Principal payments in 1997 also included the following scheduled payments: repayment of a $2.5 million promissory note issued in connection with the PDR acquisition, $500,000 of payments on the promissory notes issued in connection with the Mediatech acquisition and $346,000 of payments on other long-term debt of Mediatech assumed by DG Systems in conjunction with the Mediatech acquisition.

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                              STARGUIDE BUSINESS

Overview

  StarGuide is a leading designer and provider of high-speed digital information transmission and distribution systems. StarGuide's patented technology--digital distribution, compression, and transmission systems combined with satellite and Internet technologies--allow StarGuide to achieve high-quality, economical, flexible, and high-throughput information flow without the need for point-to-point connections, regardless of digital formatting or compression protocols. Integrated into many of StarGuide's systems are StarGuide's proprietary digital audio compression and decompression, or "codec," techniques and products.

  StarGuide's satellite transmission systems combine varying types of information into one single transmission, maximizing the amount of information transmitted through the satellite in a significantly more cost-effective and reliable manner than other distribution systems available on the market. The systems are also readily upgradeable, secure, and able to direct transmissions, or components of transmissions, to multiple points simultaneously. StarGuide's transmission systems are capable of receiving any type of digitized media including audio, simultaneous audio, video, text and data from a variety of sources including satellite, high-bandwidth connections such as ISDN or T1 lines, and other wired and wireless systems.

  StarGuide has developed a patented store-and-forward system called Transportal 2000(TM), a cost-effective, reliable, high-speed electronic media delivery system that serves the broadcast industry with Internet connectivity, compatible StarGuide satellite transmission and terrestrial overlays, automatic fall-back dub and ship service, and automated confirmation of delivery. This proprietary and uniquely flexible, powerful, and economical automated media distribution system is being deployed across the radio broadcasting industry. StarGuide will seek to expand its presence in the broadcasting industry and will target new market opportunities for high-quality, high-throughput digital information systems.

  Building on its experience and technology in digital content distribution, StarGuide also seeks to become the leading provider of Internet-related video and audio content delivery through the commercial application of its patented CoolCast(TM) technology. Using this technology, millions of viewers and listeners can simultaneously access high-quality content through personal computers. Streaming video and audio content, delivered via satellite to Internet points of presence, can be accessed by subscribers through broadband connections capable of supporting CoolCast(TM) technology. Subscribers can thus enjoy this streaming content in conjunction with CoolCast(TM)-enabled web-sites, without the degradation of signal quality typically caused by the congestion of the Internet backbone. StarGuide believes that its CoolCast(TM) service represents the best means to meet the growing demand for broadband video and audio delivery to Internet users.

StarGuide Digital Information Distribution

 Background

  Increasing demand for reliable and rapid means of information transfer in the broadcast, scientific, education, entertainment, home-computing, and telecommunications industries has driven a number of technical innovations in recent years. In particular, digital distribution technologies are increasingly used for distributing information in forms such as audio, video, text, and data. Digitized information can be stored, manipulated, transmitted, and reproduced more easily, more rapidly, with less degradation, and in greater volumes than traditional analog or hard copy information.

  Prominent among digital distribution system developments in recent years has been the growth of the Internet. The Internet, however, suffers from significant bandwidth, security, reliability, and other constraints.

  To meet their growing need for solutions that offer reliable, high-quality digital information distribution, some companies have deployed their own terrestrial-based local and wide area computer networks. These systems are typically very costly to deploy, use, and maintain. Additionally, upgrading these systems to keep abreast of technical innovations can be particularly difficult and costly.

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  Other digital communication and transmission technologies, such as private-
network satellite systems, can offer more cost-effective and reliable solutions for the digital-transmission requirements of data-intensive businesses, including radio and television broadcasting. Satellite distribution can be particularly effective at meeting the needs of point-to-multipoint transmission, or "multicasting," and other broadcasting applications.

  StarGuide has developed proprietary software and hardware systems that can address the need for data distribution services that are both economically and technologically suitable to various commercial applications. Many of these systems are currently deployed and in service, and StarGuide continues to upgrade its technology, and to deploy additional units in the marketplace.

 StarGuide Digital Media Transmission Solutions

  StarGuide has developed proprietary, integrated hardware and software transmission systems that provide high-quality, reliable, cost-effective, variable-speed distribution of digitized media. StarGuide's systems are flexible; they can be used to distribute digitized audio, video, text and data, no matter how such information is stored, compressed, or formatted. In addition, StarGuide's systems may be used with other wired or wireless transmission systems, including satellite systems. StarGuide has focused initially on providing these solutions for the media and broadcast industries.

  StarGuide's transmission systems are also "scalable," to accommodate data streams of varying sizes and transmission speed requirements. As a result, a StarGuide transmission system allows the broadcaster to vary, and minimize or maximize as desired, the amount of bandwidth utilized by the system for each transmission in real time, thus providing "bandwidth-on-demand" and savings in bandwidth-related costs.

  In the United States radio industry, StarGuide has deployed its digital transmission systems to radio stations owned by or affiliated with Jacor, ABC Radio, Clear Channel, Infinity, Westwood One, CBS, Bloomberg, Jones Broadcast Programming, One-On-One Sports, and Voice of America. Abroad, StarGuide has deployed its digital transmission systems for Osaka-Yusen (Japan), the Shenzhen Stock Exchange (China), and other entities in Australia, New Zealand, and South America.

  StarGuide has also built a line of high-quality audio compression and decompression products for use in the media, recording, telecommunications, and broadcasting industries. StarGuide has sold its audio compression/decompression products to leading companies and institutions in the United States and abroad. StarGuide has also deployed these products in conjunction with its deployment of satellite transmission systems in the United States radio industry.

  The core of the StarGuide transmission system is StarGuide's patented MX3 Multiplexer and the StarGuide Receiver. The MX3 Multiplexer can accept up to 120 simultaneous digital, audio, video, or data services in any digital format. The StarGuide Multiplexer then breaks up these differing digital service streams and re-orders and consolidates the various data streams into a single data stream. The system can then cost-effectively transmit this data stream in a single transmission signal, via satellites or other wired or wireless communications vehicles. The MX3 Multiplexer does so in a highly efficient manner, resulting in less consumption of costly bandwidth capacity on the satellites than other transmission systems on the market, such as DVB systems.

  Upon receipt of a transmission, the patented StarGuide Receiver re-assembles and transmits data packets into their respective types of digital information streams (audio, video, text, or data). StarGuide's receivers are flexible and adaptable, employing low cost insertion cards that are installed in any of a number of slots in the receivers, thus adapting the capabilities of the receivers to varying needs of broadcasters who use them.

  Current StarGuide receiver insertion cards include:

  . eDAS (Ethernet Enabled Digital Audio Storage) Card: a unique, patented store-and-forward card that allows a "live" broadcast through the StarGuide Receiver to be automatically mixed with pre-

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     transmitted audio or video clips or advertising spots, thus allowing broadcasters to realize or regionalize national programs or advertisements distributed through the StarGuide transmission system;

  . 10/100 Based-T Ethernet Interface Card: a unique, patented card that allows StarGuide Receivers to receive and route digital content, particularly Internet Protocol content, directly onto a 10 or 100 Based-T local or wide area computer network;

  . Musicam(R) MPEG Layer II Digital Audio Decoder Card: a proprietary audio decoder card that provides CD quality audio and additional network control capabilities for broadcasters who use the StarGuide transmission systems to transmit radio broadcasts or other audio content;

  . Relay Expansion Card: a system card that allows a broadcaster to remotely control a network through the StarGuide Receiver; and

  . MPEG2 Digital Video Decoder Card: a video decoder card that provides VCR quality video and additional network control capabilities for broadcasters who use the StarGuide transmission systems to transmit video broadcasts or other video content.

  StarGuide's transmission systems are controlled by StarGuide's Windows-based, propriety Network Management Control System, or NMCS, which allows a system operator to maintain and control the entire transmission system locally or remotely. The StarGuide NMCS allows the system operator to control both the use of satellite bandwidth by the system and the accessing of transmitted data by the individual StarGuide Receivers in the field.

  StarGuide also has developed a StarGuide DVB Multiplexer and mating StarGuide DVB Receiver. StarGuide developed its StarGuide DVB transmission system for applications requiring transmission in compliance with the DVB standard. StarGuide's DVB system is being deployed throughout Japan by Osaka-Yusen.

 StarGuide Digital Media Distribution System Solutions

  StarGuide has developed a comprehensive automated digital content store-and-forward delivery system called the Transportal 2000(TM). Shown in Figure 1 below, StarGuide's patented Transportal 2000(TM) system combines the best features of satellite delivery with Internet-based, point-to-point terrestrial connections, along with traditional manual dub-and-ship service, to provide a reliable, flexible, and economical digital content delivery system. The Transportal 2000(TM) system includes automated digital content packaging along with package-tracking and confirmation of delivery reporting, which can be accessed by the user locally or remotely via the Internet.

  The Transportal 2000(TM) System can be used with or without simultaneous delivery through real time satellite broadcasts. The Transportal 2000(TM) System also may be utilized with StarGuide's eDAS technology, to distribute and automatically insert locally or regionally-tailored content, such as regionalized spot advertisements, into national broadcasts being transmitted through the system.

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             [STARGUIDE TRANSPORTAL 2000 DISTRIBUTION SYSTEM CHART]

   Figure 1. StarGuide Transportal 2000(TM) Digital Media Distribution System

  The StarGuide Transportal 2000(TM) system is presently being deployed nationwide by Clear Channel and ABC Radio under long term contracts with StarGuide. Under its contracts with Clear Channel and ABC Radio, StarGuide has the rights to distribute content, such as advertisements, to the Clear Channel and ABC Radio affiliates using these systems.

StarGuide Strategy

  StarGuide's objective is to become the leading provider of high-quality, integrated systems for the cost-effective, reliable, high-speed transmission and distribution of digitized audio, video, text, data, and multimedia content. In addition, StarGuide plans to deploy its CoolCast(TM) system for distributing Internet-related video and audio content, establishing partnerships with companies that need the capability to deliver streaming media content and with Internet service providers who can deliver subscribers who will access that content. Key elements of StarGuide's strategy include:

  Develop and Deploy CoolCast.(TM) StarGuide has successfully demonstrated its CoolCast(TM) technology for delivering Internet-related content, and is working to establish long-term relationships with content providers and local access providers in order to begin providing the CoolCast(TM) service on a commercial basis. StarGuide plans to enter into agreements with broadband access providers in each major market, in order to grow the CoolCast(TM)

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subscriber base and make CoolCast(TM) the leading system for delivery of streaming content that can be accessed from personal computers.

  Expand Presence in Broadcast Industry. StarGuide maintains established relationships with producers and broadcasters such as Infinity, Westwood One, Clear Channel, ABC Radio, Jacor, CBS, Bloomberg, Jones Broadcast Programming, One-On-One Sports, and Voice of America. In connection with these relationships, StarGuide has sold or has contracts to sell over 6,000 of its StarGuide II Receiver systems, and has contracts to sell roughly 6,000 of its StarGuide III Receiver systems. In addition, StarGuide's audio codecs are recognized and used throughout the radio production and broadcast industries. StarGuide seeks to expand its presence in the broadcast industry by providing its Transportal 2000(TM) integrated digital transmission and distribution systems, upgrades and enhancements of such systems, and customized software solutions to radio stations and other communication segments such as television networks. StarGuide also intends to utilize its existing relationships as reference points and to leverage such relationships to develop potential new customers in the broadcast industry.

  Target New Market Opportunities. StarGuide continually seeks to identify additional markets and industries with the greatest need for flexible, cost-effective, high-throughput multimedia transmission and distribution systems and services. To penetrate such markets and industries, StarGuide conducts substantial research and market analysis to identify potential new customers in new markets and industries which represent a strategic benefit to StarGuide.

  Maintain Technological Leadership. StarGuide seeks to provide the highest level of quality, functionality, and compatibility in its digital compression, transmission, and distribution systems and products. StarGuide intends to continue to develop its core compression, transmission, and distribution technologies and introduce new, flexible, high-speed transmission systems and integrated distribution software, audio, text, and data services. StarGuide intends to expand its research and development efforts to develop these types of new products and services and to reduce the costs of existing products and services.

  Expand Service Offerings. StarGuide has developed proprietary distribution services for the distribution of multimedia content. StarGuide plans to enhance these services and provide an increasing array of integrated information and distribution service systems which utilize StarGuide's proprietary transmission receiver and digital compression transmission and distribution technologies.

CoolCast(TM)

 Background

  The appeal of broadband access to the Internet is that households with access to asymmetric digital subscriber lines ("ADSL") can remain connected to the Internet 24 hours a day, without tying up the telephone line, and the connection is fast: five to 50 times faster than dial-up speeds commonly found with traditional modem connections. According to the Yankee Group, 19 million homes can currently connect to the Internet with ADSL's higher speeds. This number should reach 39 million within a year.

  For the user, upgrading to high-speed access translates into an almost instantaneous improvement in the Internet experience. At ADSL speeds, for example, consumers can often view web pages almost as fast as they can turn the pages of a book. More importantly, households with high-speed access and the patented CoolCast(TM) service can receive digital quality video and audio on their home computers.

  CoolCast(TM) is designed to serve as the Internet user's video portal, and the video programmer's delivery medium. Aggregating branded entertainment video and text-based content, CoolCast(TM) provides an interactive experience to the Internet-based consumer. Through data-embedded messages within its streaming media content, CoolCast(TM) can also enable providers to stimulate greater levels of user interactivity with web site content. In marketing, this combination of video and the associated web page is designed to be a point-of-sale vehicle for a wide variety of products.

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

  CoolCast(TM) delivers both pre-recorded and live video broadcasts. It will afford consumers the ability to enjoy a wide variety of high-quality video and audio, while simultaneously conducting other tasks, such as word processing, using e-mail, or, perhaps most significantly, interacting with the related content found on content-provider and CoolCast(TM) web pages. Such web-page/streaming-media interaction can take many forms, from simply reviewing multiple pages designed to enhance the video experience (and vice versa), to electronic commerce.

 CoolCast(TM) Service

  CoolCast(TM)'s delivery of quality video and audio was designed to require nothing more from the consumer than connection to the Internet via a broadband modem. The user can then request and view web pages normally, using any standard web browser, and the CoolCast(TM)-programmed streaming video will appear without further downloads or waiting. CoolCast(TM) video and audio channels are delivered at broadband data-rates, providing high frame-rates for video at both one-quarter and full-screen sizes, along with full bandwidth stereo audio. In addition to viewing video in the space provided on the associated web page, the user can "tear-off" the video, keeping it on the screen while moving to other web pages or performing other tasks such as word processing, games, or e-mail.

 CoolCast(TM) System

  Like other information, digitized streaming video and audio content is transmitted over the Internet "backbone" in data "packets," which may be routed in various directions through transmission facilities that are shared by millions of users, causing some packets to be received out of sequence or not at all. This contributes to poor quality of Internet-borne streaming content. CoolCast(TM), on the other hand, delivers video and audio streams over an independent network, which bypasses the Internet backbone. Thus, streaming content is sent directly to Internet service providers via high-speed satellite links. Text and graphic information of an associated web page travels over the Internet as usual and is combined with video at a local Internet service provider's distribution facility. The combined interactive web page and video is then delivered by the Internet service provider to consumers who have broadband connections to their Internet service providers. The technology is transparent to the consumer, who sees only video as part of a web page.

  The proprietary CoolCast(TM) architecture has the unique advantage of scaling easily in terms of number of media streams, number of viewers per stream, and bandwidth (quality) chosen for each stream. CoolCast(TM) technology can be used to provide hundreds of streams and to "broadcast" to millions of simultaneous viewers per stream.

  CoolCast(TM) content providers simulcast content at multiple data rates to reach customers with the highest video quality consistent with the user's Internet connection. Currently, CoolCast(TM) can deliver up to eight different video rates for each content channel. Thus, content providers can vary data rates to match those used for different broadband service offerings.

  The CoolCast(TM) service provides multiple channels of audio and video at no cost to the customer. Initially, StarGuide expects to derive income through the CoolCast(TM) service by sharing of traditional advertising revenue with content providers and electronic commerce fees. In the future, StarGuide will seek to generate revenue from the sale of pay-per-view and premium programming, and in providing CoolCast(TM) services for specialized uses such as education, government information services, and others. In addition, StarGuide manufactures and markets the equipment suite used by local access providers to receive, decode, and distribute CoolCast(TM)-distributed audio and video content to their local broadband subscribers. StarGuide also provides certain maintenance and customer support services for these systems.

 System Deployment

  CoolCast(TM) was first installed in the IPTV (now owned by Cisco(TM)) labs in June 1998. CoolCast(TM) was also installed in Cisco(TM)'s ADSL test labs on March 1, 1999. Cisco(TM)'s ADSL test group has validated the efficacy of

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the CoolCast(TM) system. CoolCast(TM) is operational in Cincinnati, as part of the ZoomTown.com broadband service offering, where CoolCast(TM) provides seven video channels and twenty commercial-free audio channels.

  StarGuide has been in active discussions with content providers that have shown interest in employing CoolCast(TM) to meet their needs for delivery of streaming video and audio to the growing population of regular Internet users. Typically, early in the discussion with a content provider, the provider and StarGuide have entered into a limited license agreement, for purposes of test and demonstration of the CoolCast(TM) system, while the companies work together on a long-term agreement. Currently, StarGuide has such limited license agreements with Family Net, Court TV, The Game Show Network, E4L, Inc., Music Choice, and DMX. StarGuide also has a content agreement with Bloomberg. StarGuide intends to enter into long-term contracts to provide the CoolCast(TM) service to these and other content providers, although whether or when such contracts will be executed is uncertain.

  StarGuide has also been working with companies that provide broadband connection to the Internet, which seek to offer CoolCast(TM)-delivered video and audio content to their subscribers. This process first involves negotiation of a memorandum of understanding between StarGuide and the access provider. The memorandum of understanding provides for a period of technical and market trials of the CoolCast(TM) service over the access provider's facilities (using licensed content), during which the parties negotiate a long term CoolCast(TM) distribution agreement. StarGuide currently has memoranda of understanding in effect, and is conducting trials, with various regional Bell operating companies and competitive local exchange carriers, including New Edge Networks, Verizon, NorthPoint, a competitive provider of ADSL services, and BRE, a leading provider of telecommunications services to multi-dwelling residential units. Currently, StarGuide has a long-term distribution agreement with ZoomTown.com, a subsidiary of Cincinnati Bell. StarGuide intends to enter into long-term agreements with companies providing broadband access to subscribers in all major markets, although whether or when such contracts will be completed is uncertain.

 Viewer Statistics Reporting

  CoolCast(TM) can be used to track the viewing audience by channel, bit rate, age, sex, and zip code. This information will be provided to the content providers for their use. This information is also provided to CoolCast(TM)'s distribution partners for their broadband network capacity planning.

 CoolCast(TM) Technology Overview

  Video content can be delivered to Internet users a variety of ways. Acceptance of these methods has been limited, due to poor picture quality, low frame rate, and small picture size. These deficiencies are exacerbated by the Internet's limitations in providing reliable transport and ubiquitous multicast deployment. CoolCast(TM) is an efficient platform for broadcasting digital video to Internet users. It uses a dedicated, reliable, and scalable patent-pending architecture.

  Patented CoolCast(TM) technology provides a uniquely independent video network that bypasses the congested Internet, provides dedicated capacity for video streams, and delivers video directly to Internet service providers and subsequently to end users, using a one-to-many multicast model. CoolCast(TM) delivers both live and pre-recorded video from national and local content providers to on-line consumers.

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 The Internet Today

  The United States Internet is a nationwide network consisting of long distance fiber backbone, interconnecting routers and switches, and copper connections within cities that reach the local users. Various companies who lease out their connectivity to generate revenue own the connections that make up the Internet network. All Internet users share this limited infrastructure, much like a "party line." The rapid growth in the number of Internet users has resulted in strain on the Internet backbone. Today's Internet is represented in Figure 2.

                         [TODAY'S INTERNET FLOW CHART]

                          Figure 2. Today's Internet

  The current point-to point Internet architecture is also limited in its ability to scale, because a separate video stream must be transmitted to each recipient. In video delivery systems based on the point-to-point model, each server can only distribute to a maximum of a few thousand clients. This is easily seen by assuming that each client is connected to the video server via a TCP/IP connection that needs minimally 28.8 kbs. If there are 5,000 such connections, then the server and the long distance backbone must deliver approximately 144 Mbs (28.8 kbs times 5000). This is extremely difficult for current server technology to supply and completely saturates an OC3 fiber optic backbone. Such point-to-point technology has no possibility of scaling to millions or tens of millions of consumers.

  Attempts are currently underway to provide solutions that enable more efficient data broadcasting ("IP multicasting") and guaranteed bandwidth for use in connection with the Internet. However, to achieve these objectives, an upgrade of the entire Internet router infrastructure would be required. Even if the Internet is upgraded, it will still have the shared character of a party line and will be subject to unpredictable loading and congestion.

 CoolCast(TM) Network Technology

  The CoolCast(TM) Network is a one-way multicast distribution network overlaying the existing Internet network. The CoolCast(TM) Network consists of the CoolCast(TM) Network Media Center and Internet service provider affiliates. The network/affiliate analogy is similar to the television or radio industry. The CoolCast(TM) Network Media Center gathers and prepares the content for broadcast. The video is broadcast over satellite and received by CoolCast(TM) equipment operated by Internet service provider, or ISP, affiliates. At the ISP affiliate's local facility, the video and web pages are combined, and then routed to the Internet user over existing last mile

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

connection (copper, wireless, or cable), where it is viewed using CoolCast(TM) software (See Figure 3. The CoolCast(TM) Network). The CoolCast(TM) network allocates the satellite capacity used for transmission, avoiding any bandwidth over-subscription that would result in video distortion. Thus, CoolCast(TM) can guarantee reliable video service to the ISP affiliate and to its subscribers. This broadcast architecture--one-transmission to many recipients--enables the CoolCast(TM) service to scale to an unlimited number of users within the satellite footprint. Unlike the Internet, additional users do not require additional transmission bandwidth.

  The equipment used by ISP affiliates consists of a proprietary CoolCast(TM) satellite receiver and related network interconnection hardware. All CoolCast(TM) hardware is designed to interoperate with the local-area network infrastructure found in typical ISP affiliate facilities. The reliance on standards-based network technology ensures that CoolCast(TM) will take advantage of any technical advances and cost reductions in components available to ISP affiliates.

                       [THE COOLCAST NETWORK FLOW CHART]

                        Figure 3. The CoolCast Network

 Last Mile Technology

  CoolCast(TM) relies on existing local, or "last-mile," connections to Internet users. CoolCast(TM) leverages the continued technological innovation in last mile access speeds. Last mile access speeds have progressed from 300 bps 20 years ago to the current 56 kbs supplied by the prevailing modem technology. Intense development activity is creating an array of even higher speed digital subscriber line, or DSL, technologies. Two such popular technologies are ADSL and ADSL-Lite.

  ADSL typically provides from 1 to 8 Mbs over standard copper telephone lines. Low cost integrated circuits have been developed and will appear in low cost consumer modems. Within the last two years, over 60 new ADSL manufacturers have begun to provide customer premises and central office equipment for this new market, which has lowered the cost of such equipment.

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

  ADSL-Lite technology, championed by Intel, Microsoft, and Compaq, provides up to 1.5 Mbs over copper telephone wires. The International Telecommunications Union's international standards body has ratified this low cost version of ADSL and modem manufacturers are now producing low cost ADSL-Lite modems. Compaq and Dell have already announced computers with ADSL-Lite modems installed.

  ADSL-Lite enables the consumer to connect telephones and computers on copper phone lines within a house in the same way that phones and computers are connected today. Some of the ADSL-Lite modems will revert to today's standard
V.90 (56k) modem method if they do not detect the ADSL-Lite signal. This enables computers shipped with the new ADSL-Lite modems to always work on any phone line.

  Other broadband last-mile technologies also are being developed. Cable companies have recently begun to upgrade their infrastructure for use with two-way cable modems, yielding last mile bandwidth in the megabit range. Wireless is yet another last mile technology that will provide additional bandwidth from the ISP to the consumer. Although this industry is in its infancy, it should develop rapidly over the next 5 years.

  The increase in local connectivity will place even higher demands on the Internet backbone, resulting in greater Internet congestion and distorted video for companies using the Internet backbone to deliver video. This same increase in local connectivity will enable CoolCast(TM) to improve the quality of its content delivery while maintaining reliability.

Musicam Express

  Musicam Express is a limited liability company formed in February 1996 to implement a joint venture among Infinity, Westwood One, and StarGuide to provide program delivery and distribution services using StarGuide technology. Musicam Express employs the StarGuide proprietary store-and-forward system that allows producers to regionalize, localize, and distribute advertising and programming content. StarGuide currently owns 50% of the Musicam Express membership interests. StarGuide announced in April 2000 that it would acquire the remaining 50% membership interests of Infinity and Westwood One in Musicam Express, in exchange for assumption by StarGuide of certain liabilities of Musicam Express and for 400,000 shares of StarGuide's common stock. Pending the completion of the announced transaction with Infinity and Westwood One, StarGuide will own 100% of the Musicam Express membership interests.

Sales and Marketing

  StarGuide presently markets and sells its transmission and distribution systems and audio compression products directly to corporate and commercial end-users, distributors, and to radio stations and networks. StarGuide currently employs three salespersons who promote and sell the StarGuide integrated transmission and distribution systems and promote the digital distribution services provided to the radio broadcast industry. StarGuide also employs seven salespersons who market and sell StarGuide's audio compression products. StarGuide currently maintains relationships with distributors marketing and selling StarGuide's audio compression products in Europe, Asia, South America, and Australia. StarGuide is presently expanding these relationships to include the distribution of StarGuide transmission and information management systems. StarGuide supplies its completely integrated Transportal 2000(TM) digital distribution system to the United States radio broadcast industry through Musicam Express.

  StarGuide currently engages in several promotional and other activities to generate interest in its systems and to consummate sales. For example, StarGuide participates actively in trade shows, and participated in the following shows in 1999: National Association of Broadcasters ("NAB") and the NAB Radio Show, Audio Engineering Society, CommunicAsia (in Singapore), as well several regional exhibitions around the country. StarGuide seeks to maximize its visibility at trade shows by hosting a customer booth and providing complimentary product literature describing StarGuide's systems. StarGuide also conducts several on-site demonstrations with technical and other senior level personnel and regularly contacts potential customers who have indicated an interest in utilizing StarGuide's systems or products.

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

  To support CoolCast(TM) marketing and deployment efforts, StarGuide employs four marketing and technical personnel who regularly meet with content provider and ISP representatives to introduce and demonstrate CoolCast(TM) and negotiate CoolCast(TM)-related agreements. Company technical support personnel also work with StarGuide"s content and distribution partners in installation and operation of CoolCast(TM) components.

  An important element of StarGuide's sales and marketing strategy is to support its sales efforts with comprehensive technical support. Technical personnel often accompany sales personnel when meeting with prospective customers and aid in the implementation of StarGuide's products. Customer feedback received through the sales process is incorporated into the product development process and allows StarGuide to constantly upgrade its service and support capabilities.

Competition

  StarGuide is aware of other companies that are focusing or may in the future focus significant resources on developing and marketing products and services that will compete with StarGuide. StarGuide believes that its ability to compete successfully depends on a number of factors, both within and outside of its control, including: (1) the price, quality and performance of StarGuide's and its competitors' products; (2) the timing and success of new product introductions by StarGuide and its competitors; (3) the emergence of new technologies; (4) the number and nature of StarGuide's competitors in a given market; (5) the assertion of intellectual property rights; and (6) general market and economic conditions.

  StarGuide expects competition to continue to intensify as existing and new competitors begin to offer products, services, or systems that compete with StarGuide's products. StarGuide's current or future competitors, many of whom, individually or together with their corporate parents, have substantially greater financial resources, research, and development resources, distribution, marketing, and other capabilities than StarGuide, may apply these resources and capabilities to compete successfully against StarGuide. A number of the markets in which StarGuide sells its products are also served by technologies that currently are more widely accepted than StarGuide's. Although StarGuide believes that its products and services are less expensive to use and significantly more functional than competing products and services that rely on other technologies, it is uncertain whether StarGuide's potential customers will be willing to make the initial capital investment that may be necessary to convert to StarGuide's products and services. The success of StarGuide's systems against these competing technologies depends in part upon whether StarGuide's systems can offer significant improvements in productivity and sound quality in a cost-effective manner. It is uncertain whether StarGuide's competitors will be able to develop systems compatible with, or that are alternatives to, StarGuide's proprietary technology or systems. It is also not certain that StarGuide will be able to compete successfully against current or future competitors or that competitive pressures faced by StarGuide will not materially adversely affect its business, operating results, and financial condition.

Research and Development

  StarGuide's research and development strategy is to enhance its existing products, develop new products based on its existing products, and leverage its technological base for performance enhancement and cost reduction. By working closely with key customers StarGuide seeks to develop and maintain a competitive advantage and continue to support current and emerging industry standards. StarGuide intends to expand its industry focus to develop more versatile digital transmission equipment and distribution software applications for the television, Internet, retail, distance learning, finance, and telecommunications markets. The development of new, technologically advanced products and product enhancements is a complex process requiring accurate anticipation of technological and market trends. StarGuide cannot be certain that such new products or enhancements will be successfully developed or, if developed, that any such new products or product enhancements will be developed in time to capture market opportunities or achieve a significant or sustainable level of market acceptance in new or existing markets. During fiscal 1998 and 1999, StarGuide's research and development expense was $2.6 million and $3.4 million, respectively. In 2000, StarGuide has budgeted
$2.5 million for research and development expense.

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

Proprietary Rights

  StarGuide has pursued a policy of actively identifying and protecting its intellectual property rights. StarGuide currently has nine patents issued and three others allowed and awaiting issuance. StarGuide has more than thirty-six other patent applications pending domestically and abroad. StarGuide also has four trademark registrations and six copyright registrations. StarGuide is in the process of filing additional patent applications and applications for copyright registrations.

  StarGuide licenses certain aspects of its technology to and from third parties. For example, StarGuide has licensed a number of companies for use of its digital audio compression technology. Present licensees of this technology include Comstream, General Instruments, Lucent, and Wegener Communications. StarGuide has also granted a limited license with respect to its CoolCast technology to ZoomTown.com in connection with its contract to deploy CoolCast within the ZoomTown.com network. However, StarGuide generally refrains from licensing its technology when such licensing is deemed by management to be inappropriate in view of competitive alternatives (if any), the profitability of licensing, and the promotion of StarGuide technology.

  The success of StarGuide's business depends in part upon its ability to protect trade secrets, obtain or license patents, and operate its business without infringing on the rights of others. Although StarGuide believes that its patents, trademarks, and copyrights have value, StarGuide's patents, trademark and copyright registrations, or any additional patents, trademarks, and copyrights obtained in the future, may not provide meaningful protection from competition. StarGuide believes its success will depend primarily upon the experience, creative skills, technical expertise, and marketing and sales abilities of its personnel. The value of StarGuide's products depends substantially on StarGuide's technical innovation in fields in which there are currently many patent filings. StarGuide believes that as new patents are issued or infringement of others' patents are brought to StarGuide's attention by the holders of such patents, it may be necessary for StarGuide to withdraw products from the market, negotiate a license from such patent holders, redesign its products or pay damages assessed as a result of litigation. Although StarGuide believes that its products and other proprietary rights do not infringe upon the proprietary rights of third parties, third parties may assert infringement claims against StarGuide, and whether StarGuide would prevail in defending such claims is uncertain.

Employees

  As of June 30, 2000, StarGuide employed 97 people on a full-time basis and 2 people on a part-time basis. Of the full-time employees, 12 were in sales and marketing, 34 in operations, 21 in product development, and 30 in finance and administrative functions. None of StarGuide's employees are represented by a labor union, and management believes its employee relations are good.

Properties

  StarGuide has executive offices in Reno, Nevada, under a lease that expires on September 30, 2000 and will be month-to-month thereafter. In addition, StarGuide leases a technical center in Reno, Nevada and office space in Holmdel, New Jersey, San Diego, California, and Louisville, Kentucky. The terms of these leases expire at various dates between October 31, 2000 and August 31, 2004.

Legal Proceedings

  StarGuide is from time to time involved in lawsuits incidental to its business. StarGuide currently is involved in several pending or potential claims, either as defendant or plaintiff, which, individually or in the aggregate, are not material to StarGuide's business or financial condition.

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StarGuide's Management's Discussion and Analysis of Financial Condition and
Results of Operations

 Overview

  StarGuide is a leading designer of high speed digital transmission and distribution systems. Digital distribution and transmission provide a wide number of inherent advantages over analog and manual methods, particularly when combined with satellite technologies to achieve high-quality, and high-throughput information flow without the need for point-to-point connections. To capitalize on these advantages, StarGuide has developed proprietary, integrated hardware and software systems that are used to provide high quality, reliable, high-speed, cost-effective, and high-volume distribution of any type of digital information, regardless of formatting or compression protocols. StarGuide is deploying its systems across the radio broadcasting industry and has developed a proprietary, highly integrated, and powerful digital information production, organization, transmission, distribution, and playback system for use by the radio industry. StarGuide will continue to expand its presence in the broadcasting industry and will target new market opportunities for high-quality, high-throughput digital information systems.

  StarGuide's objective is to become the leading provider of high-quality, integrated systems for the cost-effective, reliable, high-speed transmission and distribution of digitized audio, video, text, data, and multimedia content. StarGuide's success will depend to a substantial degree upon its ability to develop and introduce in a timely manner new products and product enhancements for new and existing markets that incorporate technological changes and innovations, meet changing customer or regulatory requirements, or meet emerging industry standards. StarGuide expects to make significant investments in research and development and acquire complementary businesses and product lines in an effort to continue to: (1) enhance existing products,
(2) develop new products which incorporate new and existing technologies, and
(3) achieve market acceptance for such products.

 Results of Operations

  The following tables set forth certain financial data for the six months ended June 30, 2000 and 1999, and the years ended December 31, 1999, 1998, and 1997. Operating results for any period are not necessarily indicative of results for any future period.

                                 Six Months Ended
                                     June 30,       Year Ended December 31,
                                 -----------------  --------------------------
                                   2000     1999      1999     1998     1997
                                 --------  -------  --------  -------  -------
                                              (in thousands)
Total revenues.................. $  6,600  $ 5,326  $ 13,068  $11,819  $23,977
Costs and expenses:
  Cost of revenues..............    4,365    3,229     8,128    8,137   14,676
  Sales and marketing...........    1,172    1,967     3,209    2,965    2,823
  Research and development......    1,480    1,197     3,383    2,547    2,770
  General and administrative....    2,009    1,296     3,087    2,878    3,101
  Noncash stock compensation
   charges......................   18,375      --        --       --       --
  Depreciation and
   amortization.................      433      484       973    1,267    1,014
                                 --------  -------  --------  -------  -------
    Total costs and expenses....   27,834    8,173    18,780   17,794   24,384
                                 --------  -------  --------  -------  -------
Operating loss..................  (21,234)  (2,847)   (5,712)  (5,975)    (407)
Other income (expense):
  Equity in losses of joint
   venture......................     (829)    (673)   (3,031)  (2,282)  (3,276)
  Interest and other income.....      195       34       289       35       40
  Interest expense..............      (17)    (293)     (547)    (628)    (815)
                                 --------  -------  --------  -------  -------
Net loss........................ $(21,885) $(3,779) $ (9,001) $(8,850) $(4,458)
                                 ========  =======  ========  =======  =======


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 Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

  Consolidated revenues for the six months ended June 30, 2000 and 1999 were $6,600,000 and $5,326,000, respectively. The increase in revenue includes $1,329,000 related to deliveries under new development, supply, and service agreements with two large broadcasters and $175,000 of increased CoolCast(TM) revenues.

  Cost of revenues for the six months ended June 30, 2000 were $4,365,000 compared to $3,229,000 for the corresponding six months in 1999, yielding gross profit margins of 33.9% for 2000 and 39.4% for 1999. Gross profit was adversely affected in 2000 by certain fixed costs related to expanding CoolCast(TM) operations and fulfilling the development, supply, and service agreements.

  Sales and marketing expense for the first six months of 2000 were $1,172,000 or 17.8% of revenues compared to $1,967,000 or 36.9% of revenues for the same six months in 1999. The decline is primarily due to reduced professional consulting fees in 2000 compared to 1999 as a result of performing more of the CoolCast(TM) marketing function in-house in 2000 versus 1999. Sales and marketing expense decreased by approximately $230,000 as a result of not extending the Vice President--Sales employment contract and related international sales distributor agreements in April 1999.

  Research and development expense was $1,480,000 and $1,197,000 for the first six months of 2000 and 1999, respectively. This increase was primarily attributable to headcount and related expense increases for intensified CoolCast(TM) development of e-commerce, web and internet applications. These increases were partially offset by decreases in other research and development costs which were $165,000 less in the first six months of 2000 versus 1999 due to the completion of new product development during 1999.

  General and administrative costs were $2,009,000 for the first six months of 2000, as compared to $1,296,000 for the first six months of 1999. The overall increase is a result of additional administrative and financial personnel and associated operating expenses beginning in mid 1999. The additional personnel were added to prepare for CoolCast(TM) growth and to develop and execute strategic corporate, financial, and operational plans. Legal and patent fees also increased $148,000 due to the increased volume of contractual and intellectual property activity during the first six months of 2000 compared to 1999.

  Noncash stock compensation expense of $18,375,000 was recorded in the first quarter of 2000 related to the issuance of warrants to StarGuide's Chairman and stock purchase rights to a third party to purchase up to 2,250,000 and 200,000 shares of Class B common stock, respectively, at grant prices of less than the fair value of the stock. The board of directors formally approved issuance of these warrants and stock purchase rights in the first quarter of 2000.

  Depreciation and amortization expense was $433,000 for the first six months of 2000, compared to $484,000 for the first six months of 1999. The decrease is primarily due to some assets becoming fully depreciated.

  Interest and other income increased $161,000 from $34,000 for the six months ended June 30, 1999 to $195,000 for the six months ended June 30, 2000. This increase was due to higher cash and cash equivalent balances available for investment in 2000 due to private equity raised in March 2000.

  Interest expense was $17,000 for the six months ended June 30, 2000 compared to $293,000 for the six months ended June 30, 1999. The decrease in interest expense is the result of retirement of debt.

  The loss from joint venture increased $156,000 from $673,000 for the six months ended June 30, 1999 to $829,000 for the first six months of 2000. This increase was principally due to further impairment of Musicam Express fixed assets during 2000.

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

  Consolidated revenues for the years ended December 31, 1999 and 1998, were $13,068,000 and $11,819,000, respectively. Increases were primarily due to the completion of two development and product sales agreements with a large distributor plus $590,000 of CoolCast(TM) revenue during 1999.

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  Cost of revenues for the years ended December 31, 1999 and 1998 were
$8,128,000 and $8,137,000, respectively, yielding gross profit margins of 37.8% for 1999 and 31.1% for 1998.

  Sales and marketing expense was $3,209,000 and $2,965,000 for the years ended December 31, 1999 and 1998, respectively. CoolCast(TM) marketing expenses were $824,000 more in 1999 than in 1998 primarily due to increased travel expense and professional consulting fees related to the effort to contract field trials, sign up content providers, and market the CoolCast(TM) business model to potential customers. Other marketing expenses decreased due to not extending the Vice President--Sales employment contract and related international sales distributors agreements in 1999 and other expense reduction efforts.

  Research and development expense for the year ended December 31, 1999 were $3,383,000 compared to $2,547,000 for the year ended December 31, 1998. Research and development expense increased $347,000 due to headcount increases required to support development and product sales agreements and CoolCast(TM) development. CoolCast(TM) development professional fees also increased $387,000, mostly due to space segment lease costs included in 1999 used to further develop the CoolCast(TM) technology.

  General and administrative expense for the year ended December 31, 1999 was $3,087,000 or 23.6% of revenues compared to $2,878,000 or 24.4% of revenues for the year ended December 31, 1998. The increase in expense is due primarily to CoolCast(TM) legal fees of $153,000 in 1999 compared to zero in 1998. These fees were directly related to work on contractual, corporate and patent matters for CoolCast(TM).

  Interest expense for the years ended December 31, 1999 and 1998 was $547,000 and $628,000, respectively. The decrease in interest expense is a result of debt reduction through note payments.

  Equity in losses from joint venture increased from $2,282,000 in 1998 to $3,031,000 in 1999. This increase was primarily the result of the impairment of equipment by Musicam Express in 1999.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

  Consolidated revenues for the years ended December 31, 1998 and 1997 were $11,819,000 and $23,977,000, respectively. A significant portion of the decrease was attributable to the loss of a large broadcasting client in late 1997 due to their reforecast of their affiliates' equipment needs. In addition, sales of store and forward products to Musicam Express decreased by $3,628,000 from 1997 to 1998 as a result of Musicam Express' conversion to a less hardware intensive operation. Also, product shipments were significantly reduced in the fourth quarter of 1998 due to availability of approved contract manufacturers. New contract manufacturers were subsequently identified and retained by StarGuide.

  Cost of revenues for the years ended December 31, 1998 and 1997 were $8,137,000 and $14,676,000, respectively, yielding gross profit margins of 31.1% for 1998 and 38.8% for 1997. The significant decrease in gross profit margin was the result of the increased proportion of fixed expenses included in cost of revenues.

  Sales and marketing expense was $2,965,000 and $2,823,000, for the years ended December 31, 1998 and 1997, respectively. The $142,000 increase was primarily due to the addition of a Vice President of Sales and international sales distributors during 1998.

  Research and development expense for the year ended December 31, 1998 was $2,547,000, compared to $2,770,000 for the year ended December 31, 1997. The decrease was due to eliminating certain research and development activities.

  General and administrative expense for the year ended December 31, 1998 was $2,878,000 compared to $3,101,000 for the year ended December 31, 1997. The decrease in overall general and administrative expense was due to a management focus on cost reductions in 1998 as a result of decreased revenue.

  Interest expense for the years ended December 31, 1998 and 1997 was $628,000 and $815,000, respectively. A related party note was settled during 1998, which accounts for the significant portion of the decrease.

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

  Equity in losses from joint venture decreased $994,000 from 1997 to 1998. This decrease was primarily the result of efforts to dramatically reduce headcount and costs associated with the unprofitable operations of Musicam Express during 1998.

 Liquidity and Capital Resources

  StarGuide used cash in operating activities of $1.6 million in both 1997 and 1998 and generated cash from operating activities of $3.3 million in 1999. Cash flows from operating activities improved during 1999 as compared to 1998 primarily because significant development, supply, and service agreements were executed and delivered in 1999 resulting in cash payments during 1999. Cash used in operating activities for the six months ended June 30, 2000 was $1.8 million, primarily the result of settling trade payables with proceeds from the sale of common stock in March 2000.

  StarGuide used $2.5 million, $1.4 million and $2.1 million of cash in 1997, 1998 and 1999, respectively, to purchase property and equipment and invest in the Musicam Express joint venture. The lower amounts of cash used for investing in 1998 from 1997 was due to decreased spending on property and equipment, intellectual property, and the Musicam Express joint venture. Expenditures on these categories were partially reinstated during 1999 due to business expansion.

  In 1997, StarGuide issued a $5.0 million convertible note payable to Fuchsia Enterprises. Proceeds were used to finance operations. The note was subsequently retired in 2000.

  In December 1998, StarGuide received $8.0 million from the sale of 3,200,000 shares of Class A common stock to Scott K. Ginsburg, StarGuide's new Chairman of the board and Chief Executive Officer. In combination with the sale, Mr. Ginsburg was issued a warrant to purchase 500,000 shares of Class B common stock at $5.00 per share. Mr. Ginsburg subsequently assigned the warrant to United States Media Corporation. The warrant expires in December 2003.

  In March 2000, StarGuide received $12.2 million from the issuance of 1,217,250 shares of Class B common stock sold to investors in a private offering. Approximately $5.7 million of the proceeds were used to pay off existing indebtedness. StarGuide intends to use the remainder of the proceeds to finance the further development of its technologies, including
CoolCast(TM).

  In March 2000, StarGuide awarded the right to purchase 200,000 shares of Class B common stock to a third party for $2.50 per share.

  In February 2000, StarGuide's board of directors approved the issuance to its Chairman of warrants to purchase up to 2,250,000 shares of Class B common stock at $2.50 per share.

  In April 2000, StarGuide executed an agreement with Infinity and Westwood One regarding the acquisition by StarGuide of all of Infinity's and Westwood One's membership interests in Musicam Express. Under the terms of the agreement, StarGuide will issue 400,000 shares of Class B common stock and assume Infinity's and Westwood One's guarantees of $4.8 million of Musicam Express bank debt. In addition, the company will assume an additional $1.5 million of net liabilities of Musicam Express. The transaction is expected to close in the fourth quarter of 2000.

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                    DESCRIPTION OF DG SYSTEMS CAPITAL STOCK

  The following is a summary of the current material terms of DG Systems capital stock. The DG Systems shareholders are being asked to approve the reincorporation of DG Systems as a Delaware corporation, or if the reincorporation is not approved, to approve an increase in the total number of authorized shares to 200,000,000. Therefore, you should also carefully review the section entitled "THE DG SYSTEMS ANNUAL MEETING--Proposal to Approve Reincorporation of DG Systems" for a description of the proposed reincorporation or the section entitled "THE DG SYSTEMS ANNUAL MEETING-- Proposal to Amend Articles of Incorporation" for the proposed increase in authorized shares. Because it is only a summary, it does not contain all information that may be important to you. Therefore, you should read carefully the more detailed provisions of DG Systems articles of incorporation (as amended) and by-laws. For information on how to obtain copies of DG Systems articles of incorporation and by-laws, see "Where You Can Find More Information."

General

  As of the date of this proxy statement/prospectus, DG Systems authorized capital stock consists of 100,000,000 shares of DG Systems common stock, without par value, and 15,000,000 shares of preferred stock, without par value. No other classes of stock are authorized or expected to be authorized under DG Systems articles of incorporation. The issued and outstanding shares of DG Systems common stock and DG Systems preferred stock are duly authorized, validly issued, fully paid and nonassessable.

Common Stock

  Each holder of DG Systems common stock is entitled to one vote for each share of DG Systems common stock held of record by such holder. Except for voting rights established by the DG Systems board for DG Systems preferred stock, holders of DG Systems common stock, voting as a single class, are entitled to elect all of the directors of DG Systems. Matters submitted to shareholder approval generally require a majority vote. Holders of DG Systems common stock are entitled to receive ratably such dividends as may be allowed under the various financing agreements of DG Systems and as declared by DG Systems' board out of funds legally available therefor after the payment of dividends to holders of DG Systems Series A preferred stock. Upon DG Systems' liquidation, dissolution or winding up, holders of DG Systems common stock would be entitled to share ratably in DG Systems' net assets after the payment of liquidating distributions to holders of DG Systems preferred stock. Holders of DG Systems common stock have no preemptive, redemption, conversion or other subscription rights.

  The registrar and transfer agent for DG Systems common stock is ChaseMellon Shareholders Services, LLC.

Preferred Stock

  DG Systems board has the power, without further vote of shareholders, to authorize the issuance of up to 15,000,000 shares of DG Systems preferred stock and to fix and determine the terms, limitations and relative rights and preferences of any shares of DG Systems preferred stock. This power includes the authority to establish voting, dividend, redemption, conversion, liquidation and other rights of any such shares. The DG Systems preferred stock may be divided into such number of series as the DG Systems board determines. The DG Systems board has designated 5,000,000 shares of the authorized preferred stock as Series A preferred stock. Upon the occurrence of certain events, the DG Systems Series A preferred stock is convertible into DG Systems common stock. Holders of Series A preferred stock are entitled to vote upon all matters upon which the holders of DG Systems common stock have the right to vote, together with the DG Systems common stock voting as a single class. Each holder of DG Systems Series A preferred stock is entitled to vote the number of votes equal to the number of shares of DG Systems common stock into which such shares of DG Systems Series A preferred stock could be converted on the occurrence of certain events. The holders of DG Systems Series A preferred stock are entitled by right, voting separately as a single class, to elect one director of DG Systems. In addition,

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the affirmative vote or consent of the holders of at least a majority of the outstanding DG Systems Series A preferred stock is required to:

  . amend DG Systems' articles of incorporation or the rights and privileges of the DG Systems Series A preferred stock that would adversely affect the rights of holders of DG Systems Series A preferred stock;

  . increase the authorized numbers of shares of DG Systems Series A preferred stock or issue additional shares of DG Systems Series A preferred stock;

  . create or designate, or authorize the issuance of any new class or series of stock having preference over or having similar rights to the DG Systems Series A preferred stock; or

  .  change the authorized number of directors of DG Systems.

  There are no shares of DG Systems preferred stock currently outstanding.

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                      DESCRIPTION OF DG SYSTEMS WARRANTS

  From 1993 through 1998, DG Systems issued warrants to purchase shares of DG Systems common stock. The outstanding warrants as of July 31, 2000, some of which will become exercisable upon certain events, are as follows:

                                             Issue Expiration           Exercise
   Name                                      Date     Date    Warrants   Price
   ----                                      ----- ---------- --------- --------
Scott K. Ginsburg........................... 12/98   12/01    1,460,067  $3.25
Scott K. Ginsburg........................... 12/98   12/03    1,548,460  $3.25
Pequot Capital Management................... 12/98   12/01      207,692  $3.25
Technology Crossover Partners............... 12/98   12/01      115,385  $3.25
Integral Capital Partners................... 12/98   12/01       69,232  $3.25
London Merchant Services.................... 12/98   12/01       69,231  $3.25
Comdisco.................................... 93-96   02/01       45,000  $6.00
Comdisco.................................... 93-96   12/01       67,500  $8.00
Venture Lending & Leasing................... 12/96   12/06        9,351  $8.02
Venture Lending & Leasing................... 12/97   12/03      186,652  $4.42
Venture Lending & Leasing................... 01/97   01/03      112,500  $8.00
                                                              ---------
  Total.....................................                  3,891,070
                                                              =========

                       DESCRIPTION OF STARGUIDE WARRANTS

  On December 8, 1998, as an inducement to Mr. Ginsburg to invest in StarGuide, StarGuide issued Mr. Ginsburg a warrant to purchase 500,000 shares of Class B common stock of StarGuide, at a price of $5.00 per share. Mr. Ginsburg assigned the warrant to United States Media Corporation, referred to as USMC, as partial consideration for shares of Class A and Class B common stock then held by USMC. USMC is currently the holder of the warrant, which expires on December 8, 2003.

  On February 28, 2000, the board of directors of StarGuide approved the issuance to Mr. Ginsburg of warrants to purchase up to 2,250,000 shares of StarGuide's Class B common stock at a purchase price of $2.50 per share for a period of five years expiring in February 2005.

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

                       COMPARISON OF SHAREHOLDER RIGHTS

  The rights of StarGuide shareholders are currently governed by the General Corporation Law of the State of Nevada, which is referred to as the Nevada Revised Statutes, or NRS, StarGuide's articles of incorporation, and StarGuide's by-laws. The rights of DG Systems shareholders are governed by the California General Corporation Law, which is referred to as California Law, DG Systems' articles of incorporation, and DG Systems' by-laws. When the merger is completed, StarGuide shareholders will become shareholders of DG Systems. As a result, the rights and obligations of the former StarGuide shareholders will be governed by California Law, DG Systems' articles of incorporation, and DG Systems' by-laws. It is important to note, however, that one of the proposals before the DG Systems shareholders in this proxy statement/prospectus is a proposal to change DG Systems' state of incorporation from California to Delaware. If this proposal is approved by the shareholders, upon completion of the merger, both StarGuide and DG Systems shareholders will hold common stock of DG Systems subject to DG Systems' Delaware certificate of incorporation and by-laws, all of which will be governed by the Delaware General Corporation Law, or the DGCL. See "THE DG SYSTEMS ANNUAL MEETING--Proposal to Amend Articles of Incorporation" for a description of the proposed amendment to DG Systems' articles of incorporation, and "THE DG SYSTEMS ANNUAL MEETING--Proposal to Approve Reincorporation of DG Systems" for a description of the proposed reincorporation.

  There are some differences between the NRS, StarGuide's articles of incorporation, StarGuide's by-laws, California Law, DG Systems' articles of incorporation, DG Systems' by-laws, the DGCL and DG Systems' Delaware certificate of incorporation, as proposed to be adopted pursuant to the reincorporation. We have summarized some of these differences below. However, this is only a summary of some provisions and does not purport to be a complete description of the similarities and differences. In addition, the following summary is qualified in its entirety by reference to the NRS, StarGuide's articles of incorporation and StarGuide's by-laws, by reference to California Law, DG Systems' articles of incorporation and DG Systems' by-laws, the DGCL and to DG Systems' Delaware certificate of incorporation, as proposed to be adopted pursuant to the reincorporation. We further invite you to read the provisions of the NRS, California Law and the DGCL as well as the articles of incorporation and by-laws of StarGuide, the articles of incorporation and by-laws of DG Systems and DG Systems' Delaware certificate of incorporation, as proposed to be adopted pursuant to the reincorporation. See "DESCRIPTION OF DG SYSTEMS CAPITAL STOCK" for a summary of a number of other rights relating to DG Systems common stock.

 Capitalization

  StarGuide. The total number of authorized shares of capital stock of StarGuide consists of 120,000,000 shares of common stock, par value $0.001 per share, of which 60,000,000 have been designated shares of StarGuide Class A common stock and 60,000,000 have been designated shares of StarGuide Class B common stock.

  DG Systems. The total number of authorized shares of capital stock of DG Systems consists of 100,000,000 shares of common stock, no par value, and 15,000,000 shares of convertible preferred stock, no par value.

  Delaware. If DG Systems becomes a Delaware corporation after the merger and DG Systems' articles of incorporation are amended as proposed in this proxy statement/prospectus, the total number of authorized shares of capital stock of DG Systems will consist of 200,000,000 shares of common stock, no par value, and 15,000,000 shares of convertible preferred stock, no par value.

 Voting Rights

  StarGuide. Section 78.350 of the NRS allows the shareholders of a corporation to cast more or less than one vote per share for any class or series of shares if provided for in the articles of incorporation. StarGuide's

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articles of incorporation provide that Class A common stock is entitled to twenty votes per share and Class B common stock is entitled to one vote per share at all meetings of shareholders.

  DG Systems. Similarly, Sections 700 and 708 of California Law permit a corporation to create series of shares that are entitled to cast more or less than one vote per share. DG Systems' by-laws provide that the holders of its common stock are entitled to one vote per share at all meetings of shareholders.

  Delaware. Section 212 of the DGCL, unless otherwise provided in the articles of incorporation or by-laws, allows for one vote per share of capital stock at all meetings of shareholders.

 Amendment to Articles of Incorporation and By-laws

  StarGuide. Sections 78.385 and 78.390 of the NRS permit a corporation to amend its articles of incorporation as long as the amendment contains only provisions that would be lawful in the original articles of incorporation filed at the time of amendment. To amend the articles of incorporation, the board must adopt a resolution presenting the proposed amendment. In addition, a majority of the shares entitled to vote, as well as a majority of shares by class of each class entitled to vote, must approve the amendment. When the substantial rights of a class of shares will be affected by an amendment, the holders of those shares may vote as a class regardless of any limitations or restrictions on the voting power of those shares. When only one or more series in a class of shares, and not the entire class, will be adversely affected by an amendment, only the affected series may vote as a class. Any provision in the articles of incorporation which requires a greater vote than required by law cannot be amended or repealed except by the greater vote. Section 78.120 of the NRS provides that, subject to the by-laws, the directors may make the by-laws of the corporation. StarGuide's by-laws allow the board of directors, to the extent permitted in the articles of incorporation, or the shareholders to amend or repeal the by-laws.

  DG Systems. Section 902 of California Law provides that, unless otherwise stated in a corporation's articles of incorporation, an amendment to the articles of incorporation requires the approval of the corporation's board of directors and the affirmative vote of a majority of the outstanding shares entitled to vote on those shares. Amendments to allow for stock splits, unless the corporation has more than one class of shares outstanding, (including a proportionate increase in the authorized number of shares) does not require shareholder approval. Unless otherwise provided in the articles of incorporation, any provision in the articles of incorporation which requires a greater vote than required by law cannot be amended or repealed except by the greater vote. Section 903 of California Law provides that when the rights of a class of shares will be affected by an amendment, the holders of those shares may vote as a class even if the shares are non-voting shares. In addition, when only one or more series in a class of shares, and not the entire class, will be adversely affected by an amendment, only the affected shares may vote as a class. Section 211 of California Law provides that, unless the board of directors is prohibited by the articles of incorporation, the by-laws, or
Section 212, the board or a majority of the outstanding shares entitled to vote may amend the by-laws. DG Systems' by-laws allow the shareholders, by the vote or written consent of a majority of the outstanding shares entitled to vote, or the board of directors to amend or repeal the by-laws.

  Delaware. Section 242 of the DGCL permits a corporation to amend its articles of incorporation as long as the amendment contains only provisions that would be lawful in the original articles of incorporation filed at the time of amendment. To amend the articles of incorporation, the board must adopt a resolution presenting the proposed amendment. In addition, a majority of the shares entitled to vote, as well as a majority of shares by class of each class entitled to vote, must approve the amendment. When the substantial rights of a class of shares will be affected by an amendment, the holders of those shares may vote as a class regardless of any limitations or restrictions on the voting power of those shares. When only one or more series in a class of shares, and not the entire class, will be adversely affected by an amendment, only the affected series may vote as a class. Any provision in the articles of incorporation which requires a greater vote than required by law cannot be amended or repealed except by the greater vote. In addition, Section 242 of the DGCL provides that in its resolution proposing an amendment the board may insert a provision allowing the board to abandon the amendment,

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without concurrence by shareholders, after the amendment has received shareholder approval but before its filing with the Secretary of State. Under
Section 109 of the DGCL, the power to amend the by-laws rests with the shareholders entitled to vote, although the articles of incorporation may give the board or directors power to amend the by-laws. The fact that the articles of incorporation confers such power upon the board neither limits nor divests the shareholders of the power to amend the by-laws.

 Board of Directors; Quorum; Cumulative Voting

  StarGuide. Section 78.115 of the NRS provides that a corporation must have at least one director. In addition, a corporation may provide in its articles of incorporation or its by-laws for a fixed or a variable number of directors within a fixed maximum and minimum number. A corporation may also provide in its articles of incorporation or its by-laws for the manner in which the number of directors may be increased or decreased. StarGuide's articles of incorporation and by-laws provide that the board of directors will consist of one or more members as determined by resolution of the shareholders and that the board of directors will hold office until their respective successors are elected and qualified. Any decrease in the authorized number of directors will not become effective until the expiration of the term of the directors then in office.

  Section 78.330 of the NRS provides that the articles of incorporation or the by-laws may provide for a classified board of directors, but at least one-fourth of the directors must be elected annually.

  Section 78.315 of the NRS provides that a majority of the board of directors then in office is necessary to constitute a quorum, unless otherwise provided in the articles of incorporation or the by-laws. The StarGuide by-laws provide that a majority of the directors constitutes a quorum.

  Section 78.360 of the NRS allows a corporation to provide for cumulative voting in the articles of incorporation. The StarGuide articles of incorporation do not provide for cumulative voting.

  DG Systems. Section 212 of California Law allows a corporation's articles of incorporation or by-laws to determine the number of directors as long as there will be at least three directors, with certain exceptions. In addition, a corporation's articles of incorporation or by-laws may provide that the number of directors may not be less than a stated minimum or more than a stated maximum with the exact number of directors to be fixed by approval of the board or the shareholders. The minimum number of directors also may not be less than three, with certain exceptions. Approval by a majority of the outstanding shares is needed to change the number of directors and the manner in which the number of directors may be increased or decreased. DG Systems' by-laws provide that the board will consist of a minimum of five and a maximum of nine members. The exact number of directors is currently set at six members until changed by an amendment to the by-laws approved by the board or by the shareholders. The indefinite number of directors may be changed, or a definite number may be fixed without provision for an indefinite number, by an amendment of the DG Systems articles of incorporation or by-laws adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. However, an amendment reducing the fixed number or the minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a shareholders meeting (or the shares not consenting in the case of shareholder action by written consent) are equal to more than 16 2/3% of the shares entitled to vote. DG Systems may not amend its by-laws to change the stated maximum number of authorized directors to a number greater than two times the stated minimum number minus one. In addition, the affirmative vote of a majority of any outstanding DG Systems Series A preferred stock is required to change the authorized number of directors. Each director will serve until the subsequent annual meeting and until his successor is elected and qualified, or until his death, resignation or removal. Any decrease in the authorized number of directors will not become effective until the expiration of the term of the directors then in office.

  Section 301 of California Law allows qualifying corporations to have a classified board of directors.

  Section 307 of California Law, provides that a majority of the authorized directors constitutes a quorum unless a different number is required by the articles of incorporation or the by-laws and provided that the number

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

not be less than one-third of the authorized number of directors or less than two, whichever is larger, unless the number of authorized directors is one, in which case one constitutes a quorum. DG Systems' by-laws provide that a majority of the authorized number of directors constitutes a quorum.

  Section 301.5 of California Law allows a corporation in its articles of incorporation or its by-laws to eliminate cumulative voting. DG Systems' articles of incorporation provide that votes may not be cumulated in the election of directors.

  Delaware. Section 141 of the DGCL permits a corporation's articles of incorporation or by-laws to contain provisions governing the number and terms of directors. However, if the articles of incorporation contains provisions fixing the number of directors, the number may not be changed without amending the articles of incorporation, and the board must consist of one or more members. Section 141 of the DGCL also permits a corporation's articles of incorporation or a by-law adopted by the shareholders to provide that directors be classified, with the term of office of one class of directors to expire each year. In addition, Section 141 allows the articles of incorporation to confer upon holders of any class or series of stock the right to elect one or more directors to serve for the terms and have the voting powers contained in the articles of incorporation. The terms of office and voting powers of directors so elected may be greater or less than those of any other director or class of directors.

  Section 141 of the DGCL provides that a majority of the total number of directors shall constitute a quorum unless the article of incorporation or the by-laws require a greater number. Unless the articles of incorporation provide otherwise, the by-laws may provide that a number less than a majority shall constitute a quorum which in no case shall be less than one-third of the total number of directors, except when there is only one director, then one director shall constitute a quorum.

  Section 214 of the DGCL allows a corporation to provide for cumulative voting in its articles of incorporation or by-laws.

 Removal of Directors

  StarGuide. Section 78.335 of the NRS permits directors to be removed from office by a two-thirds shareholder vote, or by the vote of a larger percentage of shares if provided in the articles of incorporation. However, if the corporation's articles provide for cumulative voting to elect directors, those directors may not be removed other than by a vote of a sufficient number of shares that would have prevented their election at the time of removal.

  DG Systems. Section 303 of California Law, and DG Systems' by-laws provide that any or all of the directors may be removed without cause if the removal is approved by a majority of the shares entitled to vote. However, under California Law, unless the entire board of directors is removed, no single director may be removed unless the votes cast against the removal of the single director would be sufficient to elect that director if voted cumulatively at an election with the same total number of votes cast and number of directors authorized at the time of the single director's most recent election.

  Section 304 of California Law permits shareholders holding at least 10% of the outstanding shares in any class to sue in superior county court to remove any director from office for fraud or dishonest acts or gross abuse of authority or discretion. Section 302 of California Law permits the board of directors to declare vacant the office of a director who has been declared of unsound mind by any order of court or convicted of a felony.

  Delaware. Section 141 of the DGCL provides that a corporation's directors may be removed with or without cause by the holders of a majority in voting power of the shares then entitled to vote at an election of directors, except that:


  . members of a classified board may be removed only for cause, unless the articles of incorporation provides otherwise; and

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

  . if there is cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against the director's removal would be sufficient to elect the director then cumulatively voted at an election of the entire board of directors or of the class of directors of which the director is a part.

 Newly Created Directorships and Vacancies

  StarGuide. Section 78.335 of the NRS provides that, unless the articles of incorporation provide otherwise, all vacancies may be filled by a majority of the remaining directors, even if less than a quorum. In addition, if a director gives notice of his or her resignation to the board of directors, to become effective at a future date, the board may fill the vacancy to take effect when the resignation becomes effective. The appointed director will hold office during the remainder of the term of office of the resigning director. StarGuide's by-laws provide that whenever the number of directors is increased by resolution of the shareholders, a majority of the directors then in office have the power to elect the new directors for the balance of the term and until their successors are elected and qualified by a resolution of the shareholders.

  DG Systems. Section 305 of California Law provides that any vacancy on the board of directors other than one created by removal of a director may be filled by the board of directors, unless otherwise provided in the articles of incorporation or by-laws. If the number of directors is less than a quorum, a vacancy may be filled by the unanimous written consent of the directors, by the affirmative vote of a majority of the directors or by a sole remaining director. A vacancy created by removal of a director can only be filled by the shareholders unless the board is authorized by the articles of incorporation or by-laws to fill the vacancy. DG System's by-laws permit vacancies in the board to be filled by a majority of the remaining directors or by the shareholders. However, any vacancy in the board created by the removal of a director by the shareholders may be filled only by election by the shareholders.

  Delaware. Under Section 142 of the DGCL, unless otherwise provided in the articles of incorporation or by-laws, vacancies on a corporation's board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. However, in the case of a classified board of directors, vacancies and newly created directorships may be filled by a majority of the directors elected by the class or by the sole remaining director so elected. Directors elected to fill vacancies or newly created directorships on a classified board of directors hold office until the next election of the class for which the directors have been chosen, and until their successors have been duly elected and qualified. In addition, if, at the time any vacancy or newly created directorship is filled, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any increase), the Delaware Court of Chancery may, upon application of any shareholder or shareholders holding at least 10% of the total number of outstanding shares entitled to vote for the directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

 Special Meetings of Shareholders

  StarGuide. Section 78.310 of the NRS provides that meetings may be held in the manner provided by the by-laws of the corporation. StarGuide's by-laws provide that any special meetings of the shareholders for any purposes listed in the notice of meeting may be called by the board of directors, the chairman of the board, or by the holders of not less than one-fifth of all the outstanding shares who are entitled to vote on the matter for which the meeting is being called.

  DG Systems. Section 600 of California Law permits a special meeting of the shareholders to be called by the board of directors, the chairman of the board, the president, the holders of shares entitled to cast at least 10% of the votes at the meeting, or any additional persons who are listed in the corporation's articles of incorporation or by-laws. DG Systems' by-laws provide that special meetings of the shareholders for any purposes listed in the notice of the meeting may be called by the board of directors, the chairman of the board, the president of the company, or by one or more shareholders holding shares in the aggregate entitled to cast not less than ten percent of the votes at the meeting.

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  Delaware. Section 211 of the DGCL provides that special meetings of shareholders may be called by the board of directors and by such other person or persons as may be authorized to do so by the corporation's articles of incorporation or by-laws.

 Shareholder Action by Written Consent

  StarGuide. Section 78.320 of the NRS allows, unless otherwise provided in a corporation's articles of incorporation or by-laws, any action required or permitted to be taken at a meeting of shareholders to be taken without a meeting if a written consent is signed by shareholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for the action at a meeting, then that proportion of written consents is required. StarGuide's by-laws provide that any action required or permitted to be taken by StarGuide shareholders at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing describing the action taken is signed by the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize the taking of the action at a meeting at which all shares entitled to vote were present and voted. Those StarGuide shareholders who have not consented in writing must receive prompt notice of the taking of an action without a meeting by less than unanimous written consent.

  DG Systems. Section 603 of California Law permits, unless otherwise provided in the articles of incorporation, any action required to be taken or which may be taken at an annual or special meeting to be taken without a meeting and without prior notice if a written consent is signed by the holders of outstanding stock having at least the minimum number of votes required to authorize the action. If consent is sought from less than all shareholders entitled to vote, the corporation must give notice. DG Systems' articles of incorporation provide that as long as DG Systems has any class of its capital stock registered under the Securities Exchange Act of 1934, as amended, any action required to be taken or which may be taken at any annual or special meeting of shareholders may not be taken without a meeting, and the shareholders have no power to consent in writing, without a meeting.

  Delaware. Under Section 228 of the DGCL, unless otherwise provided in a corporation's articles of incorporation, any action required to be taken at an annual or special meeting of the shareholders may be taken by the written consent of shareholders in lieu of a meeting. The written consent must set forth the action taken and be signed by the holders of outstanding stock representing the number of shares necessary to take such action at a meeting at which all shares entitled to vote were present and voted.

 Vote Required for Merger

  StarGuide. Section 92A.120 of the NRS requires a majority vote of the shares entitled to vote to approve a merger between two corporations. However, the articles of incorporation, board of directors, or applicable law may provide for a greater vote or a vote by classes of shareholders. If shareholders of a class of shares are entitled to vote as a class, then the merger must be approved by a majority of all votes entitled to be cast by each class as well as a majority of all votes entitled to be voted. Section 92A.120 of the NRS requires separate voting by a class of shareholders:

  . on a plan of merger if the plan contains a provision that, if contained in a proposed amendment to the articles of incorporation, would permit certain shareholders to vote as a class on the proposed amendment; and

  . on a plan of exchange by each class or series of shares included in the exchange, with each class or series comprising a separate voting class.

  Section 92A.130 of the NRS provides that the vote of the shareholders of the surviving corporation on a plan of merger is not required if:

  . the articles of incorporation of the surviving corporation will remain unchanged;

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  .  each shareholder of the surviving corporation will hold the same number of shares with identical rights as those shares held immediately before the merger; and

  . the number of voting shares outstanding immediately after the merger, plus the number of shares issued as a result of the merger will not exceed the total number of voting shares of the surviving corporation outstanding immediately before the merger by more than twenty percent.

  DG Systems. Section 1201 of California Law requires a majority of the outstanding shares entitled to vote to approve a merger, except that no shareholder vote is required of a corporation that will be the surviving corporation in the merger as long as the shareholders of the corporation own, immediately after the merger, more than five-sixths of the voting power of the surviving corporation.

  Section 1201 of California Law provides that if a corporation has two classes of common shares that differ only as to voting rights, the shares will vote as a single class. Similar voting requirements apply for share exchanges under Section 1201.5 of California Law.

  Section 1201 further requires the affirmative vote of a majority of the outstanding shares entitled to vote on the merger if:

  . the surviving corporation's articles of incorporation will be amended and would otherwise require shareholder approval; or

  . shareholders of the surviving corporation will receive shares of a non-California corporation or shares of the surviving corporation having different rights, preferences, privileges or restrictions than the shares surrendered.

  Delaware. Section 251 of the DGCL requires a majority vote of the outstanding shares of the corporation entitled to vote to effectuate a merger. In addition, the vote of shareholders of the surviving corporation on a plan of merger is not required under certain circumstances.

 Takeovers: Statutory Protection

  StarGuide. Section 78.378 of the NRS provides that the directors of a corporation may adopt or execute plans, arrangements or instruments that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power to protect the interests of the corporation and its shareholders. Section 78.3792 of the NRS provides that, under certain circumstances and if provided for in the articles of incorporation or the by-laws in effect on the tenth day following the acquisition of at least 20% of the voting power, the corporation may call for redemption of all the shares that were acquired during the ninety day period immediately before the date when the acquiring person became an owner of 20% of the shares. A corporation's call for redemption must be made within 30 days after the occurrence of certain specified events, and the shares must be redeemed within 60 days after the call.

  Section 78.438 of the NRS prohibits, with certain exceptions, a corporation from engaging in any combination with any interested shareholder for three years after the date the interested shareholder acquired the shares unless the combination or the purchase of shares is approved by the board of directors before the date when the interested shareholder acquired the shares. Sections
78.439 through 78.444 of the NRS contain provisions restricting the ability of a corporation to enter into business combinations with an interested shareholder after the expiration of three years after the date the interested shareholder acquired the shares. Section 78.423 of the NRS defines an interested shareholder, generally, as a person who owns 10% or more of the outstanding shares of the corporation's voting stock.

  DG Systems. Section 1101 of California Law generally requires that, with certain exceptions including a merger of a corporation with its subsidiaries of which the corporation owns at least 90% of the outstanding shares of each class, the holders of non-redeemable common stock or non-redeemable equity securities receive non-redeemable common stock in a merger of the corporation where one of the merging corporations or its parent

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owns more than 50% of the voting power of the other merging corporation, unless all of the holders of the class consent to the merger. This provision may have the effect of making a "cash-out" merger by a majority shareholder owning less than 90% of the outstanding shares of each class more difficult to accomplish.

  Section 1203 of California Law also provides that, except in some circumstances, when a tender offer or a proposal for a reorganization or a sale of assets that would require shareholder approval is made by an interested party, an affirmative opinion in writing as to the fairness of the consideration to be paid to the shareholders must be delivered to shareholders, unless the target corporation does not have shares held of record by at least 100 persons or unless the transaction has been qualified under California state securities laws. In addition, if a tender of shares or vote is sought concerning an interested party's proposal and a later proposal that would require shareholder approval is made by another party at least 10 days prior to the date of acceptance of the interested party proposal, then shareholders must be informed of the later offer and be given a reasonable opportunity to withdraw any vote, consent, or proxy, or to withdraw any tendered shares. Section 1203 of California Law defines an interested party, generally, as a person who:

  .  controls more than 50% of the votes of the target corporation;

  . is an officer or director of the corporation or is controlled by an officer or director of the corporation; or

  . is an entity in which a material financial interest is held by a director or executive officer of the corporation.

  Delaware. Section 203 of the DGCL contains provisions restricting the ability of a corporation to engage in business combinations with an interested shareholder. Under the DGCL, except under certain circumstances, a corporation is not permitted to engage in a business combination with any interested shareholder for a three year period following the date such shareholder became an interested shareholder. The DGCL defines interested shareholder generally as a person who owns 15% or more of the outstanding shares of such corporation's voting stock.

 Dissenters' Appraisal Rights

  StarGuide. Sections 92A.380 and 92A.390 of the NRS provide that shareholders have the right, in some circumstances, to dissent from certain corporate reorganizations and to instead demand payment of the fair value of their shares. Unless a corporation's articles of incorporation provide otherwise, dissenters do not have rights of appraisal for a merger or consolidation by a corporation, the shares of which are either:

  . listed on a national securities exchange, designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc.; or

  . held by more than 2,000 shareholders, if the shareholders receive cash, shares in the surviving corporation, shares of another corporation that are publicly listed or held by more than 2,000 shareholders, cash in lieu of fractional shares, or any combination of the above.

Also, shareholders of a corporation surviving a merger do not have appraisal rights if the shareholders of the surviving corporation are not required to vote to approve the merger.

  DG Systems. Section 1300 of California Law provides that if the approval of the outstanding shares of a corporation is required for a reorganization under specific provisions of California Law, each shareholder of the corporation entitled to vote on the transaction may require the corporation to purchase for cash, at the fair market value, any "dissenting shares" owned by the shareholder. Shares listed on any national securities exchange or listed on the Nasdaq National Market System generally do not have these appraisal rights unless the holders of at least 5% of the class of outstanding shares demand the right, or the corporation or any law restricts the transfer of the shares. The fair market value will be determined as of the day before the first announcement of the terms of the proposed reorganization, excluding any appreciation or depreciation as a result of the proposed action.

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  Delaware. Under Section 262 of the DGCL, except as provided elsewhere in the
DGCL, shareholders of a constituent corporation in a merger or consolidation have the right to demand and receive payment of the fair value of their stock in a merger or consolidation. Unless a corporation's articles of incorporation provide otherwise, dissenters do not have rights of appraisal for a merger or consolidation by a corporation under Delaware law for the same reasons as set forth for StarGuide above.

 Limitations on Directors' Liability

  StarGuide. Section 78.037 of the NRS allows a corporation, through its articles of incorporation, to limit or eliminate the personal liability of directors and officers to the corporation and its shareholders for damages for breach of fiduciary duty. However, this provision excludes any limitation on liability for:

  . acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

  .  the payment of distributions in violation of Section 78.300 of the NRS.

In addition, Section 78.138 of the NRS allows directors and officers of a corporation to consider a variety of non-shareholder interests in carrying out their duties to the corporation. StarGuide's articles of incorporation and by-laws provide that directors and officers are not personally liable to the corporation or its shareholders for damages for breach of fiduciary duty. This provision, however, does not eliminate or limit the liability of a director for acts or omissions not in good faith or which involve intentional misconduct, fraud, or a knowing violation of law, the payment of dividends in violation of NRS 78.300 or for any receipt of an improper personal benefit.

  DG Systems. Section 309 of California Law provides that a director is not liable to a corporation or its shareholders if the director acted in good faith, in a manner that the director believed to be in the best interests of the corporation and its shareholders, and with a proper duty of care in carrying out his or her duties as a director. In the carrying out of any duty or power, the director is entitled to rely on information, opinions, reports or statements prepared or presented by officers or employees of the corporation, professional or expert advisors or a board committee on which the director does not serve.

  Sections 204 and 309 of California Law provide that a corporation's articles of incorporation may eliminate or limit the liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of a director's duties to the corporation and its shareholders. The articles may not eliminate director liability for:

  .  intentional misconduct or knowing and culpable violation of law;

  . acts or omissions that a director believes are contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director;

  .  the receipt of an improper personal benefit;

  . acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders where the director in the ordinary course of performing a director's duties is or should be aware of a risk of serious injury to the corporation or its shareholders;

  . acts or omissions that constitute an unexcused pattern of inattention that amounts to an abandonment of the director's duty to the corporation and its shareholders;

  . transactions between the corporation and a director in which a director has a material financial interest; and

  .  some types of improper distributions.

Section 204 of California Law provides that a director's liability cannot be eliminated or limited by any provision in the articles of incorporation for any act or omission occurring prior to the date when the provision became

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effective, or eliminate or limit the liability of an officer for any act or omission as an officer, even if that officer is also a director, and even if his or her actions, if negligent or improper, have been ratified by the board of directors.

  DG Systems' articles of incorporation eliminate the liability of directors for monetary damages to the fullest extent permissible under law.

  Delaware. Section 102 of the DGCL allows a corporation, through its articles of incorporation, to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages for breach of fiduciary duty. However, this provision excludes any limitation on liability for:

  . any breach of the director's duty of loyalty to the corporation or its shareholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock; or

  . any transaction from which the director derives an improper personal benefit.

 Indemnification

  StarGuide. Section 78.7502 of the NRS, permits a corporation to indemnify any agent of the corporation who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation), against expenses, judgments, fines, settlements, and other amounts incurred in connection with the proceeding. StarGuide's by-laws permit the foregoing indemnification. This indemnification is allowed only if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation. The decision of whether indemnification will be provided must be made by the shareholders, by the board by a majority vote of a quorum consisting of directors who are not parties to the proceeding, or by independent legal counsel in a written opinion if ordered by a majority vote of a quorum of disinterested directors or if a quorum of disinterested directors cannot be obtained.

  Section 78.7502 of the NRS provides that a corporation must indemnify directors, officers, employees and agents against expenses actually and reasonably incurred to the extent the person was successful on the merits in defending the proceeding. Section 75.751 of the NRS permits a corporation to pay expenses in advance of the final disposition of the action, suit, or proceeding if the corporation receives an undertaking by or on behalf of the director, officer, employee or agent to repay the amount if it is ultimately determined that such individual is not entitled to be indemnified. In addition, Section 78.7502 of the NRS permits indemnification against expenses actually and reasonably incurred in connection with the defense or settlement of the action by or in the right of the corporation to obtain a judgment in its favor.

  A corporation may not provide indemnification for any:

  . claim, issue or matter for which the person has been found liable to the corporation; or

  . amounts paid in settlement to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnity for the expenses.

Section 78.751 of the NRS provides that indemnification, unless ordered by a court, may not be made to or on behalf of any director, officer, employee or agent if a court establishes that the person's acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the proceeding. In the case of a criminal proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful.

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  Section 78.752 of the NRS permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation for any liability and expenses whether or not the corporation has the authority to indemnify the person for the liability and expenses.

  DG Systems. Section 317 of California Law allows a corporation to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to obtain a judgment in its favor) because the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding. A corporation must indemnify an agent against expenses actually and reasonably incurred to the extent the agent was successful on the merits in defending the proceeding. A corporation may also indemnify the person against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action by or in the right of the corporation to obtain a judgment in its favor. This indemnification is allowed only if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders. A corporation may advance expenses incurred in defending any proceeding prior to the final disposition of the proceeding if the corporation receives an undertaking by or on behalf of the agent to repay that amount if it is ultimately determined that the agent is not entitled to be indemnified.

  The decision of whether indemnification will be provided will be made by:

  . a majority vote of a quorum consisting of directors who are not parties to the proceeding;

  . if a quorum is not obtainable, by independent legal counsel in a written opinion;

  . approval of a majority of the shareholders, excluding the shares of the person to be indemnified; or

  .  the court in which the proceeding is or was pending.

  Under California law, however, a corporation may not provide indemnification for:

  . any claim, issue or matter for which the person has been found liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless the court determines that the person is fairly and reasonably entitled to indemnification; or

  . any amounts paid in settling or expense incurred in defending a pending action that was concluded without court approval.

  In addition, indemnification is not allowed if it would be inconsistent with:

  .  a resolution of the shareholders;

  .  the company's articles of incorporation or by-laws;

  .  an agreement in effect at the time of the cause of action; or

  . any condition expressly imposed by a court in approving a settlement. In the case of a criminal proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful.

  Under California Law, a corporation may obtain and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation for any liability asserted against him or her, whether or not the corporation has the power to indemnify him or her against liability under California Law.

  DG Systems' articles of incorporation permit the corporation through its by-laws, agreements with agents, vote of shareholders or disinterested directors, or otherwise to provide for indemnification in excess of the indemnification provided by law. They also provide that the indemnification provisions in the by-laws are not exclusive of any other rights to which a person seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

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  Delaware. Section 145 of the DGCL generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. The determination must be made, in the case of an individual who is a director or officer at the time of determination, by:

  . a majority of the directors who are not parties to the action, suit or proceeding, even though less than a quorum;

  . a committee of these directors designated by a majority vote of these directors, even though less than a quorum;

  . independent legal counsel, regardless of whether a quorum of these directors exists; or (iv) a majority vote of the shareholders, at a meeting at which a quorum is present.

  Without court approval, however, an individual may not be indemnified in any claim, issue or matter in a derivative action as to which the individual is adjudged liable to the corporation. Section 145 of the DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. However, a corporation may advance expenses incurred in the defense of any proceeding to directors and officers contingent upon an undertaking by or on behalf of the individuals to repay any advances if it is determined ultimately that the individuals are not entitled to be indemnified. Under
Section 145 of the DGCL, the rights to indemnification and advancement of expenses provided in the law are non-exclusive, in that, subject to public policy issues, indemnification and advancement of expenses beyond that provided by statute may be provided by by-law, agreement, vote of shareholders, disinterested directors or otherwise.

  Section 145 of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, or other entity against any liability asserted against and incurred by such person in such capacity or status, whether or not the corporation would have the power to indemnify the individual under Delaware law.

 Distributions and Dividends; Liquidation

  StarGuide. Section 78.288 of the NRS allows a board of directors to make distributions to shareholders, unless otherwise provided in the articles of incorporation. However, the board may not make a distribution if it would cause the corporation to be unable to pay its debts as they become due or except as otherwise specifically allowed by the articles of incorporation, the corporation's assets to be less than the sum of its liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose rights are superior to those receiving the distribution. StarGuide's by-laws permit the board to declare and the corporation to pay dividends on its outstanding stock from assets that are legally available for this purpose.

  In the event of the liquidation or dissolution of StarGuide, its articles of incorporation and by-laws permit holders of StarGuide Class A and Class B common stock to receive all assets available for distribution to shareholders.

  DG Systems. Section 500 of California Law generally provides that a corporation may not make any distribution (including dividends, whether in cash or other property, and repurchases of its shares) unless the corporation's retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution. Alternatively, a corporation may make a distribution if immediately after making the distribution, the corporation's assets (exclusive of goodwill, capitalized research and development expenses and

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deferred charges) would be at least equal to 1 1/4 times its liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation's current assets would be at least equal to its current liabilities (or 1 1/4 times its current liabilities if the average pre-tax and pre-interest expense earnings for the preceding two fiscal years were less than the average interest expense for those years). However, Section 501 of California Law prohibits a corporation from making a distribution if it is, or as a result of the distribution would be, unlikely to be able to meet its liabilities as they come due. DG Systems' articles of incorporation permit the board of directors to declare and pay dividends from funds lawfully available for this purpose, subject to any preferential rights of any then outstanding shares of preferred stock.

  In the event of liquidation or dissolution of DG Systems, holders of common stock are entitled to receive all assets available for distribution to shareholders, subject to any preferential rights of any then outstanding shares of preferred stock.

  Delaware. Section 170 of the DGCL allows the board of directors of a corporation to authorize a corporation to declare and pay dividends and other distributions to its shareholders, subject to any restrictions contained in the articles of incorporation, either out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared. However, a distribution out of net profits is not permitted if a corporation's capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until the deficiency has been repaired.

 Redeemable Shares

  StarGuide. Section 78.196 of the NRS provides that the articles of incorporation or a resolution of the board of directors may authorize one or more classes or series of stock that are redeemable or convertible at the option of the corporation, the shareholders or another person or upon the occurrence of a designated event.

  DG Systems. Section 402 of California Law permits a corporation to provide in its articles of incorporation for one or more classes or series of stock that are redeemable, with certain exceptions, at the option of the corporation, or to the extent and upon the occurrence of one or more specified events.

  Section 403 of California Law allows a corporation to provide in its articles of incorporation for the issuance of stock convertible into shares of any class or series:

  .  at the option of the holder,

  .  at the time of majority vote of the class or series to be converted,

  .  upon the occurrence of one or more specified events, or

  .  at the option of the corporation under certain circumstances.

  See "DESCRIPTION OF DG SYSTEMS CAPITAL STOCK" for a discussion of DG Systems Series A convertible preferred stock.

  Delaware. Section 151 of the DGCL provides that the articles of incorporation or a resolution of the board of directors may make any class of stock subject to redemption at the option of the corporation or the shareholders or upon the happening of a specified event, as long as at the time of redemption one class of voting stock is not subject to redemption.

 Preemptive Rights

  StarGuide. Under Section 78.267 of the NRS provides, except as provided in a corporation's articles of incorporation, a shareholder does not have preemptive rights to acquire a corporation's unissued shares. StarGuide's articles of incorporation do not provide preemptive rights enabling a holder to subscribe for or receive shares of any class of StarGuide stock or any other securities convertible into shares of any class of StarGuide stock.

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  DG Systems. Section 406 of California Law permits, unless the articles of incorporation provide otherwise, the board of directors to issue shares without first offering the shares to shareholders of any class. DG Systems' articles of incorporation do not provide preemptive rights enabling a holder to subscribe for or receive shares of any class of DG Systems stock or any other securities convertible into shares of any class of DG Systems stock.

  Delaware. Under Section 102 of the DGCL, a shareholder does not possess preemptive rights unless preemptive rights are specifically granted in a corporation's articles of incorporation.

                                 LEGAL MATTERS

  Gardere & Wynne, L.L.P., Dallas, Texas, counsel to DG Systems will pass upon the validity of the issuance of the DG Systems common stock for DG Systems. Latham & Watkins, Washington, DC, counsel to StarGuide, and Dewey Ballantine LLP, Los Angeles, California, counsel to DG Systems' special committee, will be delivering opinions concerning federal income tax consequences of the merger. See "THE MERGER--Material United States Federal Income Tax Consequences of the Merger."

                                    EXPERTS

  The consolidated financial statements of DG Systems as of December 31, 1999 and for the year then ended have been included and incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of DG Systems as of December 31, 1998 and for the years ended December 31, 1998 and 1997 included herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The consolidated financial statements of StarGuide as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Musicam Express as of December 31, 1999 and 1998 and for the years then ended have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the Musicam Express 1999 financial statements refers to a change in accounting for the costs of start-up activities.

                       DG SYSTEMS SHAREHOLDER PROPOSALS

  Proposals of shareholders intended to be presented at the 2001 annual meeting of shareholders of DG Systems must be received by DG Systems at its offices at 5221 North O'Connor Boulevard, Suite 950, Irving, Texas, 75039, not later than June 22, 2001 and satisfy the conditions established by the Securities and Exchange Commission for holder proposals to be included in DG Systems' proxy statement for that meeting. If a shareholder intends to submit a proposal from the floor of DG Systems' 2001 annual meeting, which is not eligible for inclusion in the proxy statement and form of proxy relating to that meeting, the shareholder must provide written notice to DG Systems no later than September 6, 2001. If such a shareholder fails to comply with the foregoing notice provision, the proxy holders will be allowed to use their discretionary voting authority when the proposal is raised at the 2001 annual meeting.

                      WHERE YOU CAN FIND MORE INFORMATION

  DG Systems files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports, statements or other information DG Systems files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. DG Systems' SEC filings are also available to the public from commercial document retrieval services and on the web site maintained by the SEC at http://www.sec.gov.

  As of the date of this proxy statement/prospectus, DG Systems has filed a registration statement on Form S-4 to register with the SEC the DG Systems common stock that DG Systems will issue to StarGuide shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of DG Systems.

  As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

  The SEC allows DG Systems to "incorporate by reference" information into this proxy statement/prospectus, which means that DG Systems can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that DG Systems has previously filed with the SEC. These documents contain important information about DG Systems and its financial condition.

     DG Systems SEC Filings:
     -----------------------
     (a) Our Annual Report on Form 10-K for the fiscal year ended December
         31, 1999, as filed on March 28, 2000, and our amended Annual
         Report on Form 10-K/A for the fiscal year ended December 31,
         1999, as filed on May 1, 2000.
     (b) Our Quarterly Report on Form 10-Q for the quarter ended March 31,
         2000, as filed on May 15, 2000.
     (c) Our Quarterly Report on Form 10-Q for the quarter ended June 30,
         2000, as filed on August 14, 2000.
     (d) Our Current Report on Form 8-K, as filed on July 14, 2000.

  DG Systems hereby also incorporates by reference into this proxy statement/prospectus additional documents that DG Systems may file with the SEC from the date of this proxy statement/prospectus to the date of the annual meeting of DG Systems shareholders. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

  If you are a shareholder, DG Systems may have sent you some of the documents incorporated by reference, but you can obtain any of them through DG Systems, the SEC or the SEC's web site as described above. Documents incorporated by reference are available from DG Systems without charge, excluding all exhibits unless DG Systems has specifically incorporated by reference an exhibit in this proxy statement/prospectus. If you would like to request documents from DG Systems, please do so by November 10, 2000 to receive them before the DG Systems annual meeting. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from DG Systems at the following address:

                       Digital Generation Systems, Inc.
                         5221 North O'Connor Boulevard
                                   Suite 950
                              Irving, Texas 75039
                         Attention: Investor Relations
                                (972) 402-4800

  You should rely on the information contained or incorporated by reference in this proxy statement/prospectus in considering the merits of the merger. Neither DG Systems nor StarGuide has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. Please note that DG Systems has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to DG Systems, and StarGuide has supplied all information relating to StarGuide. Neither DG Systems nor StarGuide warrants the accuracy of any information relating to the other party.

  This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction to or from any person to whom it is not lawful to make such an offer.

  This proxy statement/prospectus is dated October 20, 2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to you nor the issuance of DG Systems common stock in the merger shall create any implication to the contrary.

                         INDEX TO FINANCIAL STATEMENTS

Digital Generation Systems, Inc.
Independent Auditors' Report.............................................  F-2
Report of Independent Public Accountants.................................  F-3
Consolidated Balance Sheets as of June 30, 2000 and December 31, 1999 and
 1998....................................................................  F-4
Consolidated Statements of Operations for the Six Months Ended June 30,
 2000 and July 3, 1999 and the Three Years Ended December 31, 1999.......  F-5
Consolidated Statements of Shareholders' Equity for the Six Months Ended
 June 30, 2000 and the Three Years Ended December 31, 1999...............  F-6
Consolidated Statements of Cash Flows for the Six Months Ended June 30,
 2000 and July 3, 1999 and the Three Years Ended December 31, 1999.......  F-7
Notes to Consolidated Financial Statements...............................  F-8


StarGuide Digital Networks, Inc.
Independent Auditors' Report.............................................  F-20
Consolidated Balance Sheets as of June 30, 2000 and December 31, 1999 and
 1998....................................................................  F-21
Consolidated Statements of Operations for the Six Months Ended June 30,
 2000 and 1999 and the Three Years Ended December 31, 1999...............  F-22
Consolidated Statements of Shareholders' Deficit for the Six Months Ended
 June 30, 2000 and the Three Years Ended December 31, 1999...............  F-23
Consolidated Statements of Cash Flows for the Six Months Ended June 30,
 2000 and 1999 and the Three Years Ended December 31, 1999...............  F-24
Notes to Consolidated Financial Statements...............................  F-25


Musicam Express, L.L.C.
Independent Auditors' Report.............................................  F-36
Balance Sheets as of June 30, 2000 and December 31, 1999 and 1998........  F-37
Statements of Operations for the Six Months Ended June 30, 2000 and 1999
 and the Years Ended December 31, 1999 and 1998..........................  F-38
Statement of Members' Deficit for the Six Months Ended June 30, 2000 and
 the Years Ended December 31, 1999 and 1998..............................  F-39
Statement of Cash Flows for the Six Months Ended June 30, 2000 and 1999
 and the Years Ended December 31, 1999 and 1998..........................  F-40
Notes to Financial Statements............................................  F-41

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Digital Generation Systems, Inc.:

  We have audited the accompanying consolidated balance sheet of Digital Generation Systems, Inc. and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of Digital Generation Systems' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digital Generation Systems, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                     KPMG LLP

Dallas, Texas
February 25, 2000

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Digital Generation Systems, Inc.:

  We have audited the accompanying consolidated balance sheet of Digital Generation Systems, Inc. (a California corporation) and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of Digital Generation Systems' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Generation Systems, Inc. and subsidiaries as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, in conformity with accounting principles generally accepted in the United States.

                                     Arthur Andersen LLP

San Francisco, California
January 26, 1999

                        DIGITAL GENERATION SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                              December 31,
                                                 June 30,   ------------------
                                                   2000       1999      1998
                                                ----------- --------  --------
                                                (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents....................  $  3,204   $  5,420  $ 13,025
  Accounts receivable, less allowance for
   doubtful accounts of $2,431 in 2000, $1,659
   in 1999 and $1,895 in 1998..................    12,277     12,799     9,995
  Prepaid expenses and other...................     1,489      1,717       933
                                                 --------   --------  --------
  Total current assets.........................    16,970     19,936    23,953
                                                 --------   --------  --------
Property and equipment, at cost:
  Network equipment............................    36,853     35,304    33,211
  Office furniture and equipment...............     6,247      5,833     3,730
  Leasehold improvements.......................       844        793       542
                                                 --------   --------  --------
                                                   43,944     41,930    37,483
  Less-Accumulated depreciation and
   amortization................................   (36,590)   (33,772)  (25,738)
                                                 --------   --------  --------
    Property and equipment, net................     7,354      8,158    11,745
                                                 --------   --------  --------
Goodwill and other assets, net.................    12,864     13,672    14,094
                                                 --------   --------  --------
                                                 $ 37,188   $ 41,766  $ 49,792
                                                 ========   ========  ========
LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities:
  Accounts payable.............................  $  4,259   $  7,781  $  3,035
  Accrued liabilities..........................     2,890      3,230     4,081
  Line of credit...............................       --         --      1,433
  Current portion of long-term debt............     2,920      7,689     8,226
                                                 --------   --------  --------
  Total current liabilities....................    10,069     18,700    16,775
                                                 --------   --------  --------
Long-term debt, net of current portion.........     5,313      2,513     9,307
                                                 --------   --------  --------
Commitments and contingencies (note 5).........
Shareholders' equity:
  Convertible preferred stock, no par value-
   Authorized- 15,000,000 shares; Outstanding-
   none........................................       --         --        --
  Common stock, no par value-Authorized-
   100,000,000 shares at June 30, 2000 and
   December 31, 1999; 40,000,000 shares at
   December 31, 1998; Outstanding-28,172,828
   shares in 2000, 27,530,170 shares in 1999
   and 26,239,520 shares in 1998...............   121,711    119,519   114,131
  Treasury stock, at cost......................      (101)       --        --
  Receivable from issuance of common stock.....       (93)      (194)     (369)
  Accumulated other comprehensive income.......        65         52         9
  Accumulated deficit..........................   (99,776)   (98,824)  (90,061)
                                                 --------   --------  --------
    Total shareholders' equity.................    21,806     20,553    23,710
                                                 --------   --------  --------
                                                 $ 37,188   $ 41,766  $ 49,792
                                                 ========   ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        DIGITAL GENERATION SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                  Six Months
                                     Ended        Years Ended December 31,
                                ----------------  ---------------------------
                                6/30/00  7/3/99    1999      1998      1997
                                -------  -------  -------  --------  --------
                                  (unaudited)
Revenues....................... $26,250  $23,580  $48,724  $ 41,270  $ 29,175
                                -------  -------  -------  --------  --------
Costs and expenses:
  Delivery and material costs..   7,213    9,308   17,857    14,630    11,334
  Customer operations..........   8,237    7,528   15,138    14,780    11,388
  Sales and marketing..........   2,273    2,651    4,818     4,970     4,417
  Research and development.....   1,634    1,292    2,577     2,780     2,473
  General and administrative...   4,055    2,609    6,552     4,314     3,169
  Write down of goodwill and
   fixed assets (note 3).......     --       --       --     17,006       --
  Non-recurring charges........     --       --       370       --        --
  Depreciation and
   amortization................   3,199    4,925    8,591    10,266     9,306
                                -------  -------  -------  --------  --------
    Total expenses.............  26,611   28,313   55,903    68,746    42,087
                                -------  -------  -------  --------  --------
Loss from operations...........    (361)  (4,733)  (7,179)  (27,476)  (12,912)
Other income (expense):
  Interest income and other,
   net.........................      96      153      319       253       744
  Interest expense.............    (686)  (1,112)  (1,903)   (3,014)   (2,607)
                                -------  -------  -------  --------  --------
Net loss....................... $  (951) $(5,692) $(8,763) $(30,237) $(14,775)
                                =======  =======  =======  ========  ========
Basic and diluted net loss per
 common share (note 11)........ $ (0.03) $ (0.21) $ (0.33) $  (1.97) $  (2.52)
                                =======  =======  =======  ========  ========
Weighted average common
 shares........................  27,812   26,490   26,653    16,272    11,893
                                =======  =======  =======  ========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                       DIGITAL GENERATION SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              (in thousands, except share and per share amounts)

                       Convertible                                     Receivable   Accumulated                  Total
                     Preferred stock        Common stock     Treasury     From         Other                 Shareholders'
                   --------------------  -------------------  Stock   Issuance of  Comprehensive Accumulated    Equity
                     Shares     Amount     Shares    Amount  at cost  Common stock    Income       Deficit     (Deficit)
                   ----------  --------  ---------- -------- -------- ------------ ------------- ----------- -------------
Balance at
December 31,
1996.............         --   $    --   11,653,625 $ 55,138  $ --       $(175)        $--        $(28,124)    $(28,124)
Issuance of
Series A
preferred stock,
net of issuance
costs of $1,100..   4,950,495    16,400         --       --     --         --           --             --        16,400
Preferred stock
deemed dividend..         --     15,161         --       --     --         --           --         (15,161)         --
Issuance of
common stock in
connection with
acquisition of
Mediatech........         --        --      324,355    1,906    --         --           --             --         1,906
Exercise of stock
options..........         --        --      144,699       79    --         --           --             --            79
Net loss.........         --        --          --       --     --         --           --         (14,775)     (14,775)
                   ----------  --------  ---------- --------  -----      -----         ----       --------     --------
Balance at
December 31,
1997.............   4,950,495    31,561  12,122,679   57,123    --        (175)         --         (58,060)      30,449
Conversion of
Series A
preferred stock
to common stock,
net of issuance
costs of $486....  (4,950,495)  (31,561)  4,950,495   31,075    --         --           --             --          (486)
Preferred stock
deemed dividend
resulting from
conversion of
Series A
preferred stock..         --        --      495,035    1,764    --         --           --          (1,764)         --
Issuance of
common stock in
private
placements, net
of issuance costs
of $370..........         --        --    8,432,499   23,480    --         --           --             --        23,480
Warrants issued
in relation to
common stock
private
placement........         --        --          --        12    --         --           --             --            12
Issuance of
restricted stock
for promissory
note.............         --        --       50,000      194    --        (194)         --             --           --
Exercise of stock
options..........         --        --      164,701      371    --         --           --             --           371
Stock issued for
services.........         --        --       10,000       80    --         --           --             --            80
Purchase of
shares through
ESPP.............         --        --       14,111       32    --         --           --             --            32
Foreign currency
translation
adjustment.......         --        --          --       --     --         --             9            --             9
Net loss.........         --        --          --       --     --         --           --         (30,237)     (30,237)
                   ----------  --------  ---------- --------  -----      -----         ----       --------     --------
Balance at
December 31,
1998.............         --        --   26,239,520  114,131    --        (369)           9        (90,061)      23,710
Issuance of
common stock in
private
placement........         --        --      725,199    3,750    --         --           --             --         3,750
Exercise of
Warrants.........         --        --       11,967      --     --         --           --             --           --
Forgiveness of
promissory note..         --        --          --       --     --         175          --             --           175
Exercise of stock
options..........         --        --      507,686    1,518    --         --           --             --         1,518
Purchase of
shares through
ESPP.............         --        --       45,798      120    --         --           --             --           120
Foreign currency
translation
adjustment.......         --        --          --       --     --         --            43            --            43
Net loss.........         --        --          --       --     --         --           --          (8,763)      (8,763)
                   ----------  --------  ---------- --------  -----      -----         ----       --------     --------
Balance at
December 31,
1999.............         --        --   27,530,170 $119,519    --        (194)          52        (98,824)      20,553
 Exercise of
 stock options
 (unaudited).....         --        --      642,658    2,192    --         --           --             --         2,192
 Purchase of
 treasury stock
 (unaudited).....         --        --          --       --    (101)       101          --             --           --
 Foreign currency
 translation
 adjustment
 (unaudited).....         --        --          --       --     --         --            13            --            13
 Net loss
 (unaudited).....         --        --          --       --     --         --           --            (951)        (951)
                   ----------  --------  ---------- --------  -----      -----         ----       --------     --------
Balance at June
30, 2000
(unaudited)......         --   $    --   28,172,828 $121,711  $(101)     $ (93)        $ 65       $(99,776)    $ 21,806
                   ==========  ========  ========== ========  =====      =====         ====       ========     ========
                   Comprehensive
                       Loss
                   -------------
Balance at
December 31,
1996.............    $     --
Issuance of
Series A
preferred stock,
net of issuance
costs of $1,100..          --
Preferred stock
deemed dividend..          --
Issuance of
common stock in
connection with
acquisition of
Mediatech........          --
Exercise of stock
options..........          --
Net loss.........      (14,775)
                   -------------
Balance at
December 31,
1997.............    $ (14,775)
                   =============
Conversion of
Series A
preferred stock
to common stock,
net of issuance
costs of $486....          --
Preferred stock
deemed dividend
resulting from
conversion of
Series A
preferred stock..          --
Issuance of
common stock in
private
placements, net
of issuance costs
of $370..........          --
Warrants issued
in relation to
common stock
private
placement........          --
Issuance of
restricted stock
for promissory
note.............          --
Exercise of stock
options..........          --
Stock issued for
services.........          --
Purchase of
shares through
ESPP.............          --
Foreign currency
translation
adjustment.......            9
Net loss.........      (30,237)
                   -------------
Balance at
December 31,
1998.............    $ (30,228)
                   =============
Issuance of
common stock in
private
placement........          --
Exercise of
Warrants.........          --
Forgiveness of
promissory note..          --
Exercise of stock
options..........          --
Purchase of
shares through
ESPP.............          --
Foreign currency
translation
adjustment.......           43
Net loss.........       (8,763)
                   -------------
Balance at
December 31,
1999.............    $  (8,720)
                   =============
 Exercise of
 stock options
 (unaudited).....          --
 Purchase of
 treasury stock
 (unaudited).....          --
 Foreign currency
 translation
 adjustment
 (unaudited).....           13
 Net loss
 (unaudited).....         (951)
                   -------------
Balance at June
30, 2000
(unaudited)......    $    (938)
                   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                        DIGITAL GENERATION SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                 Six Months Ended   Years Ended December 31,
                                 -----------------  ---------------------------
                                 6/30/00   7/3/99    1999      1998      1997
                                 --------  -------  -------  --------  --------
                                   (unaudited)
Cash flows from operating
 activities:
  Net loss.....................  $   (951) $(5,692) $(8,763) $(30,237) $(14,775)
  Adjustments to reconcile net
   loss to net cash provided by
   (used in) operating
   activities:
    Depreciation and
     amortization..............     2,824    4,492    8,106     9,103     8,519
    Amortization of goodwill
     and intangibles...........       361      387      486     1,163       787
    Writedown of goodwill and
     fixed assets..............       --       --       --     17,006       --
    Common stock issued for
     services..................       --       --       --         80       --
    Provision for doubtful
     accounts..................       789      170      538     1,142       246
    Changes in operating assets
     and liabilities--
      Accounts receivable......      (267)    (244)  (3,512)   (1,953)     (122)
      Prepaid expenses and
       other assets............       675     (306)    (659)     (213)     (212)
      Accounts payable and
       accrued liabilities.....    (3,862)     790    3,957      (882)     (751)
                                 --------  -------  -------  --------  --------
      Net cash provided by
       (used in) operating
       activities..............      (431)    (403)     153    (4,791)   (6,308)
                                 --------  -------  -------  --------  --------
Cash flows from investing
 activities:
  Purchases of short-term
   investments.................       --       --       --     (2,013)   (8,810)
  Maturities of short-term
   investments.................       --       --       --      3,000    18,738
  Acquisition of Mediatech, net
   of cash acquired............       --       --       --        --    (13,921)
  Proceeds from sale of
   property, plant and
   equipment...................       --       --        75       --        --
  Acquisition of DCI...........       --       --       --     (9,131)      --
  Purchase of property and
   equipment...................    (1,147)  (2,589)  (2,653)   (2,162)   (5,131)
                                 --------  -------  -------  --------  --------
      Net cash used in
       investing activities....    (1,147)  (2,589)  (2,578)  (10,306)   (9,124)
                                 --------  -------  -------  --------  --------
Cash flows from financing
 activities:
  Proceeds from issuance of
   common stock, net...........     2,192    1,244    5,563    23,975        79
  Proceeds from issuance of
   convertible preferred
   stock.......................       --       --       --        --     16,400
  Costs of converting preferred
   stock to common stock.......       --       --       --       (486)      --
  Proceeds from line of
   credit......................    17,018    1,148    1,148    13,365     7,686
  Payments on line of credit...   (14,790)  (1,406)  (2,581)  (14,767)   (8,027)
  Proceeds from short-term
   loans.......................       --       --       --        --      6,000
  Repayment of short-term
   loans.......................       --       --       --        --     (6,000)
  Proceeds from issuance of
   long-term debt..............     3,000      --       --      5,233     5,419
  Payments on long-term debt...    (8,070)  (4,602)  (9,308)   (7,106)   (7,974)
                                 --------  -------  -------  --------  --------
      Net cash (used in)
       provided by financing
       activities..............      (650)  (3,616)  (5,178)   20,214    13,583
                                 --------  -------  -------  --------  --------
Effect of exchange rate changes
 on cash.......................        12      (30)       2       (75)      --
                                 --------  -------  -------  --------  --------
Net increase (decrease) in cash
 and cash equivalents..........    (2,216)  (6,638)  (7,605)    5,192    (1,849)
Cash and cash equivalents at
 beginning of period...........     5,420   13,025   13,025     7,833     9,682
                                 --------  -------  -------  --------  --------
Cash and cash equivalents at
 end of period.................  $  3,204  $ 6,387  $ 5,420  $ 13,025  $  7,833
                                 ========  =======  =======  ========  ========
Supplemental cash flow
 information:
  Interest paid................  $    686  $ 1,391  $ 2,199  $  2,777  $  2,502
                                 ========  =======  =======  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       DIGITAL GENERATION SYSTEMS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

1. DG Systems:

  Digital Generation Systems, Inc. ("DG Systems") was incorporated in 1991. DG Systems operates a nationwide multimedia network designed to provide media distribution and related services to the broadcast industry by linking content providers to radio and television stations. DG Systems is primarily a provider of electronic and physical distribution of audio and video spot advertising to radio and television stations and primarily generates its revenues from advertising agencies and production studios.

  DG Systems is subject to certain risks that include, but are not limited to: the continued development of technology to enhance the delivery and variety of services in the most cost-effective manner, including the successful integration of the operations of its recently acquired subsidiaries; the ability to compete successfully against current and future competitors; and dependence on key personnel and the need for additional financing to fund operations and its capital expenditure requirements. DG Systems obtains certain components used in the assembly of the units which are placed at radio and television stations and production studios from a few single or limited source suppliers and obtains its primary long distance telephone access through an exclusive contract with a telephone service provider which expires in 2001. Any material interruption in these services could have a material adverse effect on DG Systems' business. Although DG Systems believes that alternate vendors can be obtained, the transition to alternative vendors could have a material adverse impact on its costs and shipping schedules.

2. Summary of Significant Accounting Policies:

 Consolidation

  The consolidated financial statements include the accounts of DG Systems and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Foreign Currencies

  Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are included in other comprehensive income. Revenue, costs, and expenses are translated at average rates of exchange prevailing during the year. Gains (losses) on foreign currency transactions of ($28,000) and $10,000 for the years ended December 31, 1999 and 1998 (none in 1997), respectively, are included in interest income and other, net in the consolidated statements of operations.

 Research and Development

  Research and development costs are charged to expense as incurred.

                       DIGITAL GENERATION SYSTEMS, INC.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


 Goodwill

  Goodwill, which represents the excess of purchase price over the fair value of net identifiable assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 20 years. DG Systems assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting DG Systems' average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

 Impairment of Long-Lived Assets

  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of liquid investments with original maturities of three months or less. As of December 31, 1999 and December 31, 1998, cash equivalents consist principally of United States Treasury Bills.

 Property and Equipment

  Network equipment includes the network operating center, record send terminals, receive playback terminals, video record transmission systems, digital video playback systems and the related terminal and system components as well as audio and video taping and dubbing equipment. DG Systems records its property and equipment at cost and depreciates it on a straight-line basis over its estimated useful life, generally three years. Equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

 Revenue Recognition

  Revenues for distribution services which are digitally transmitted are recognized for each transaction on the date audio, video or related information is successfully transmitted from DG Systems' operating facilities to the destination ordered. Revenues for distribution services of analog audio or videotapes are recognized as the tapes are shipped.

 Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                       DIGITAL GENERATION SYSTEMS, INC.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


 Stock Option Plans

  DG Systems applies the intrinsic value-based method of accounting prescribed by Accounting Principles board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, DG Systems has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

 Concentration of Credit Risk

  Financial instruments that potentially subject DG Systems to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.

  DG Systems believes that a concentration of credit risk with respect to accounts receivable is limited because its customers are geographically dispersed and the end users (the customer's clients) are diversified across industries.

  DG Systems' receivables are principally from advertising agencies, dub and ship houses, and syndicated programmers. Revenues are not contingent on customer sales or collections. However, the timing of collections from customers is affected by the billing cycle in which the customer bills its end-users (the customer's clients). DG Systems provides reserves for credit losses.

 Supplemental Cash Flow Information

  Non-cash investing and financing activities for 1999, 1998 and 1997 consisted of the following (in thousands):

                                                         Years Ended December
                                    Six Months Ended              31,
                                    ------------------  -----------------------
                                    6/30/00   7/3/99     1999    1998    1997
                                    --------  --------  ------- ------- -------
Property and equipment financed
 with capitalized lease
 obligations......................   $    873 $    --   $ 1,977 $ 1,663 $   400
Long-term debt used to finance
 Mediatech acquisition............        --       --       --      --    3,850
Common stock issued to finance
 Mediatech acquisition............        --       --       --      --    1,906
Preferred stock deemed dividend...        --       --       --    1,764  15,161
Conversion of preferred stock to
 common stock.....................        --       --       --   31,561     --
Common stock issued for services..        --       --       --       80     --
Treasury stock purchased in
 exchange for cancellation of
 note.............................        101      --       --      --      --

 Presentation of Unaudited Financial Statements

  The unaudited consolidated financial statements as of June 30, 2000 and for the six months ended June 30, 2000 and July 3, 1999 have been prepared in accordance with the rules of the Securities and Exchange Commission and, therefore, do not include all information and footnotes otherwise necessary for a fair presentation of financial position, results of operations and cash flows, in conformity with generally accepted accounting principles. However, the information furnished, in the opinion of management, reflects all adjustments necessary to present fairly the financial position, results of operations and cash flows on a consistent basis. Such adjustments consisted only of normal recurring items. The results of operations are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

                       DIGITAL GENERATION SYSTEMS, INC.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


 Reclassifications

  Certain reclassifications were made to the 1997 and 1998 condensed consolidated financial statements to conform to the 1999 presentation.

3. Acquisitions:

 Mediatech

  On July 18, 1997, DG Systems acquired 100% of the capital stock of Starcom Mediatech, Inc. ("Mediatech"), a wholly-owned subsidiary of IndeNet, Inc. ("IndeNet"), for final consideration totaling approximately $25.2 million ("Mediatech Acquisition"). The consideration consisted of approximately $14.0 million in cash, 324,355 shares of DG Systems common stock and $9.2 million of debt. Mediatech is a media duplication and distribution company whose principal offices are located in Chicago, Illinois.

  The Mediatech acquisition was accounted for as a purchase. The excess of purchase price and acquisition costs over the fair value of net assets acquired of approximately $17.8 million was included in Goodwill and Other Assets. The operating results of Mediatech have been included in the consolidated results of DG Systems from the date of the closing of the transaction, July 18, 1997.

  Due to a change in Mediatech's business, in September 1998 DG Systems wrote off the remaining goodwill resulting from the Mediatech acquisition ($16.7 million) and a portion of the fixed assets ($340,000), as it was determined that their carrying values were not recoverable.

 DCI

  On September 25, 1998, DG Systems acquired substantially all of the property and assets of Digital Courier International, Inc. ("DCI"), including all accounts receivable, inventories, contracts, equipment, real property leases and other related assets. DCI is in the business of supplying electronic distribution and communications services for the radio broadcast industry in the United States and Canada.

  DG Systems paid $13.5 million in Canadian dollars (approximately US $9.06 million) for DCI. The DCI acquisition was accounted for as a purchase. The excess of purchase price and acquisition costs over the fair value of assets acquired of approximately $6.2 million is included in Goodwill and Other Assets in the accompanying consolidated balance sheets, and is being amortized over a twenty year period. The operating results of DCI have been included in the consolidated results and balances of DG Systems from the date of the closing of the transaction.

 Pro Forma Results

  The following table reflects unaudited pro forma combined results of operations of DG Systems for the year ended December 31, 1998 on the basis that the acquisition of DCI had taken place at the beginning of 1998:

   Revenues......................................................... $  44,506
   Net loss......................................................... $ (35,277)
   Basic and diluted net loss per common share...................... $   (3.10)

                       DIGITAL GENERATION SYSTEMS, INC.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


  The unaudited pro forma combined results of operations are not necessarily indicative of the actual results that would have occurred had the acquisition of DCI been consummated at the beginning of 1998, or of future operations of the combined companies.

4. Accrued Liabilities:

  Accrued liabilities consist of the following (in thousands):

                                                                  December 31,
                                                                  -------------
                                                                   1999   1998
                                                                  ------ ------
   Telecommunications costs...................................... $    4 $  715
   Employee compensation.........................................  1,115    897
   Legal and professional fees...................................    135    557
   Other.........................................................  1,976  1,912
                                                                  ------ ------
                                                                  $3,230 $4,081
                                                                  ====== ======

5. Commitments and Contingencies:

  DG Systems leases its facilities and certain equipment under non-cancelable operating leases. As of December 31, 1999, future minimum annual payments under these leases are as follows (in thousands):

   Years Ending December 31,
   -------------------------
   2000................................................................. $1,485
   2001.................................................................    898
   2002.................................................................    535
   2003.................................................................    503
   2004.................................................................    503
   Thereafter...........................................................    953
                                                                         ------
                                                                         $4,877
                                                                         ======

  Rent expense totaled approximately $1,432,000, $1,391,000 and $1,540,000 in 1999, 1998 and 1997, respectively.

  In addition, as of December 31, 1999, DG Systems had non-cancelable future minimum purchase commitments with its primary telephone service provider. These commitments range between $4.6 million and $6.2 million per year and extend through December 2001.

  DG Systems is subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business from time to time. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of the pending legal matters will have a material adverse effect on DG Systems' results of operations, financial position or liquidity.

  DG Systems has employment agreements with certain of its key executives. In general, the agreements provide for base salaries, bonuses, option grants based on certain performance criteria, and termination payments.

6. Line of Credit:

  Mediatech was a party to a financing agreement with a bank providing a revolving line of credit to fund the working capital requirements of Mediatech. The agreement was collateralized by a security agreement covering

                       DIGITAL GENERATION SYSTEMS, INC.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

substantially all of the assets of Mediatech, with interest on advances at the bank's reference rate, approximately equal to the prime rate, plus 2.25%. There was no balance outstanding under this agreement at December 31, 1999 and the arrangement was terminated in January 2000.

7. Long-Term Debt:

  DG Systems has used several lease and loan agreements to finance the purchase of certain property and equipment. Borrowings are secured by the equipment. The cost of equipment under capital lease and term loan obligations at December 31, 1999 and 1998 was $14,321,000 and $22,588,000, respectively.
Related accumulated depreciation at December 31, 1999 and 1998 was $10,135,000 and $15,644,000, respectively. The reduction in the cost of equipment under lease in 1999 is due to the primary lease term expiring for certain of the equipment under lease with such equipment continuing to be leased on a month-to-month basis thereafter. The term loan obligations have repayment terms of 36 to 60 months and DG Systems has the option at the end of the terms to purchase the equipment at mutually agreed upon prices not to exceed 10 to 20% of the equipment's original cost. As of December 31, 1999, approximately $0.1 million remained available under these agreements to fund future capital requirements.

  In December 1997 DG Systems entered an agreement to finance an additional $2.0 million of equipment purchases and $3.5 million of working capital through a long-term facility. At December 31, 1999, $5.4 million has been financed through this agreement. The agreement has repayment terms consistent with those discussed in the preceding paragraph.

  In August 1999 DG Systems entered into an agreement to finance an additional $2.0 million of equipment purchases through a long-term facility with a repayment term of 24 months. The cost of equipment under this lease obligation at December 31, 1999 was $2.0 million. Related accumulated depreciation at December 31, 1999 was $0.2 million.

  Mediatech has long-term debt outstanding per the terms of a promissory note signed in February 1997. The remaining principal balance of the note was $1.1 million at December 31, 1999. The note bears interest at the bank's reference rate, approximately equal to the prime rate, plus 2.25% (10.75% at December 31, 1999) and principal and interest payments are due monthly. This note is payable to the same creditor that provided the line of credit discussed in
Note 6 and is collateralized by substantially all of the assets of Mediatech.

  Future minimum lease and long-term debt payments as of December 31, 1999, are as follows (in thousands):

                                                             Lease   Long-term
   Years Ending December 31,                                Payments   Debt
   -------------------------                                -------- ---------
   2000....................................................  $6,694   $1,690
   2001....................................................   2,373      297
                                                             ------   ------
   Total minimum debt payments.............................   9,067   $1,987
                                                             ------   ======
   Less--Amount representing interest (effective interest
    rates ranging from 9 percent to 19 percent)............    (852)
                                                             ------
   Present value of minimum lease payments.................   8,215
   Less--Current portion...................................  (5,999)
                                                             ------
   Long-term portion.......................................  $2,216
                                                             ======

                       DIGITAL GENERATION SYSTEMS, INC.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

  Effective April 6, 2000, DG Systems entered into a loan and security agreement with Foothill Capital Corporation for a revolving credit facility providing borrowings of up to a maximum of $11 million. The credit facility is secured primarily by accounts receivable and has a term of three years. The amount available to DG Systems is subject to a borrowing base of eligible receivables less outstanding letters of credit, as defined in the revolving credit facility. As of June 30, 2000, $2.2 million was outstanding under the revolving credit facility and an additional $2.3 million was available for borrowing.

8. Capital Stock:

  In July and August 1998, the board of directors authorized the issuance of up to $13.0 million of common stock in a private placement transaction. DG Systems issued 4,589,287 common shares to current institutional and closely associated investors at $2.80 per share. Proceeds to DG Systems, net of issuance costs, were approximately $12.7 million.

  In December 1998, the board of directors authorized the issuance of up to $11.0 million of common stock in a private placement transaction. DG Systems issued 2,920,134 common shares to Scott K. Ginsburg, DG Systems' Chief Executive Officer, at $3.25 per share. In addition, DG Systems authorized the sale and issuance of up to $3.0 million of common stock in a private placement transaction. DG Systems issued 923,078 common shares to current institutional and closely associated investors at a price of $3.25 per share.

  In December 1999, the board of directors authorized the issuance of common stock in a private placement transaction. DG Systems issued 725,199 common shares to current institutional and closely associated investors at a price of $5.17 per share.

  In December 1999, DG Systems wrote off a note receivable from an executive officer in the amount of $175,000 that was issued in connection with a restricted stock purchase agreement, pursuant to which the executive officer purchased an aggregate of 487,500 shares of DG Systems' common stock. A charge to expense of $175,000 was recorded in 1999 for this transaction.

  DG Systems and a former employee are parties to a restricted stock purchase agreement, pursuant to which DG Systems loaned the employee money under a full recourse note and the employee purchased an aggregate of 50,000 shares of DG Systems' common stock, which were subject to DG Systems' right to repurchase under certain circumstances. In March, 2000, DG Systems exercised its right to repurchase 22,917 shares by forgiving the related note receivable in the amount of $101,250.

 Series A Convertible Preferred Stock

  During 1997, DG Systems issued 4,950,495 shares of Series A convertible preferred stock. There was a beneficial conversion feature associated with the Series A preferred stock. The difference between the publicly traded price per share and the sales price per share has been reflected as a deemed dividend to the preferred shareholders in the accompanying consolidated statements of shareholders' equity. This deemed dividend results in an increase in loss attributable to common shareholders in the computation of basic and diluted loss per share for the year ended December 31, 1997. In July 1998, the Series A preferred stock was converted to common stock per the terms of the Series A Preferred Stock Conversion Agreement effective August 14, 1998. The conversion of the Series A preferred stock to common stock resulted in an additional deemed dividend to the preferred shareholders. This deemed dividend results in an increase in loss attributable to common shareholders in the computation of basic and diluted earnings per share for the year ended December 31, 1998.

                       DIGITAL GENERATION SYSTEMS, INC.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


 Warrants

  DG Systems has issued warrants in connection with certain financing and leasing transactions and common stock offerings. All of the outstanding warrants are convertible into common stock. A summary of outstanding warrants at December 31, 1999, 1998 and 1997 and changes during the years then ended follows:

                                 1999                 1998                1997
                          -------------------- ------------------- ------------------
                                      Wtd Avg             Wtd Avg            Wtd Avg
                          Warrants   Ex. Price Warrants  Ex. Price Warrants Ex. Price
                          ---------  --------- --------- --------- -------- ---------
Outstanding at beginning
 of the year............  3,926,244    $3.55     492,177   $5.69   193,025    $5.58
Granted.................        --       --    3,470,067    3.25   299,152     5.77
Exercised...............    (71,174)    2.70         --      --        --       --
                          ---------    -----   ---------   -----   -------    -----
Outstanding at end of
 the year...............  3,891,070    $3.57   3,962,244   $3.55   492,177    $5.69
                          =========    =====   =========   =====   =======    =====

  The warrants outstanding at December 31, 1999 expire on various dates from 2001 through 2006. The warrants exercised in 1999 were done by exchanging the entire warrant for shares of common stock equal to the net value of the warrant.

9. Stock Plans:

  DG Systems has three Stock Option Plans:

 1992 Stock Option Plan

  Under DG Systems' 1992 Stock Option Plan, (the "1992 Plan"), DG Systems may issue up to 4,950,000 shares of common stock to employees, officers, directors and consultants. At DG Systems' Annual Shareholders' Meeting in September 1999, the shareholders approved an increase of 2,000,000 shares from the previously authorized total of 2,950,000. The exercise price and terms of the options granted is determined by the board of Directors, provided that such price cannot be less than the fair value of the common stock on the date of grant for incentive stock options or, in the case of non-statutory options, less than 85 percent of the fair value of the common stock on the date of grant. The options generally vest over four years. The 1992 Plan provides that, in the event of a change in control of DG Systems, executive officers of DG Systems will receive accelerated vesting for a portion of their unvested option shares. The term of the options granted is seven years. No options have been granted at less than fair value under this plan.

 1996 Supplemental Option Plan

  In 1996, DG Systems' board of Directors adopted the 1996 Supplemental Option Plan. Under this Plan, DG Systems may issue up to 750,000 shares of common stock to employees, officers, directors and consultants. The exercise price and terms of the options granted are determined by the board of directors. The options generally vest over four years. The term of the options granted is seven years.

 1995 Director Option Plan

  In 1995, DG Systems' board of directors adopted the 1995 Director Option Plan (the "Director Plan"). A total of 300,000 shares of common stock has been reserved for issuance under the Director Plan. At DG Systems' Annual Shareholders' Meeting in September 1999, the shareholders approved an increase of 200,000 shares from

                       DIGITAL GENERATION SYSTEMS, INC.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

the previously authorized total of 100,000. The Director Plan provides that each future non-employee director of DG Systems will be automatically granted an option to purchase 10,000 shares of common stock (the "First Option") on the date on which the optionee first becomes a non-employee director of DG Systems and an additional option to purchase 2,500 shares of common stock (the "Subsequent Option") on each anniversary date thereafter. The exercise price per share of all options granted under the Director Plan shall be equal to the fair market value of a share of DG Systems' common stock on the date of grant. Shares subject to the First Option vest over 36 months, and the Subsequent Option shares vest over 12 months beginning with the month following the second anniversary of its date of grant. The terms of the options granted is ten years.

 Accounting for Stock Option Compensation Expense

  DG Systems applies the principles of APB Opinion No. 25 and related interpretations in accounting for the its stock option plans. Had compensation cost for DG Systems' stock option plans been determined based on the fair value at the date of grant of the stock options consistent with the method of SFAS No. 123, the net loss (in thousands) and loss per share would have been changed to the pro forma amounts indicated below:

                                                   1999      1998      1997
                                                 --------  --------  --------
   Net loss as reported......................... $ (8,763) $(30,237) $(14,775)
   Pro forma.................................... $(11,689) $(32,409) $(15,876)
   Basic and diluted net loss per common share
    as reported................................. $  (0.33) $  (1.97) $  (2.52)
   Pro forma.................................... $  (0.44) $  (2.10) $  (2.61)

  The fair value of each option grant is estimated on the date of grant using the multiple option approach of the Black-Scholes option pricing model with the following assumptions used for grants in 1999, 1998 and 1997, respectively; risk-free interest rates of 6.4%, 4.7% and 7.8%; a dividend yield of 0%; and volatility factors of the expected market price of DG Systems common stock of 112%, 194% and 75%.

  A summary of DG Systems' fixed stock option plans at December 31, 1999, 1998 and 1997 and changes during the years then ended is presented below:

                                 1999                 1998                  1997
                          -------------------- -------------------- ---------------------
                                      Wtd Avg              Wtd Avg               Wtd Avg
                           Shares    Ex. Price  Shares    Ex. Price   Shares    Ex. Price
                          ---------  --------- ---------  --------- ----------  ---------
Outstanding at beginning
 of the year............  3,087,031    $3.78   2,682,707    $4.21    1,806,355    $5.29
Granted.................  2,024,500     4.95   1,270,250     3.12    2,187,000     4.94
Exercised...............   (507,686)    2.99    (164,701)    2.25     (144,699)    0.55
Canceled................   (573,006)    4.50    (701,225)    4.61   (1,165,949)    7.71
                          ---------    -----   ---------    -----   ----------    -----
Outstanding at end of
 the year...............  4,030,839    $4.36   3,087,031    $3.78    2,682,707    $4.21
                          =========    =====   =========    =====   ==========    =====
Exercisable at end of
 the year...............  1,262,767    $3.90   1,159,767    $3.79      543,653    $2.74
Weighted average fair
 value of options
 granted................               $3.55                $2.85                 $2.69

                       DIGITAL GENERATION SYSTEMS, INC.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


  The following table summarizes information about stock options outstanding at December 31, 1999:

                             Options Outstanding                                   Options Exercisable
------------------------------------------------------------------------------- --------------------------
                                                                   Weighted-                  Weighted-
                            Number         Weighted-Average         Average       Number       Average
Range of Exercise Prices  Outstanding Remaining Contractual Life Exercise Price Exercisable Exercise Price
------------------------  ----------- -------------------------- -------------- ----------- --------------
$0.20--$2.65............     381,673             4.70                $1.87         232,974      $1.42
$2.75--$5.00............   1,714,916             5.15                $3.75         821,088      $4.02
$5.125--$10.125.........   1,934,250             6.18                $5.40         208,705      $6.21
                           ---------                                             ---------
$0.20--$10.125..........   4,030,839                                             1,262,767
                           =========                                             =========

  As of December 31, 1999, there were 937,804 shares available for future grant under the stock option plans.

10. Income Taxes

  There was no income tax expense (benefit) in 1999, 1998, or 1997 due to the existence of net operating losses and a full valuation allowance for related deferred tax assets.

  Components of deferred tax assets at December 31, 1999 and 1998 are as follows (in thousands):

                                                                1999     1998
                                                               -------  -------
   Net operating loss carryforwards........................... $16,992  $16,338
   Cumulative temporary differences...........................   3,841    3,366
   Research and development credit............................     768      768
                                                               -------  -------
   Total gross deferred tax asset.............................  21,601   20,472
   Less valuation allowance................................... (21,601) (20,472)
                                                               -------  -------
   Net deferred tax assets.................................... $   --   $   --
                                                               =======  =======

  The net operating loss and research and development credit carryforwards of approximately $48 million and $768,000, respectively, will expire on various dates from 2007 to 2019. Utilization of these carryforwards may be annually limited if there is a change in DG Systems' ownership, as defined by the Internal Revenue Code.

  A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset including the limited operating history of DG Systems, the lack of profitability to date and the variability of operating results.

11. Net Loss Per Share

  Under SFAS No. 128 "Earnings per Share," DG Systems is required to compute earnings per share under two different methods (basic and diluted). Basic earnings per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average shares of common stock outstanding during the period. Diluted earnings per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average shares of outstanding common stock and common stock equivalents during the period. Due to losses, inclusion of common stock equivalents would be anti-dilutive. Therefore, basic and diluted earnings per share for DG Systems are the same.

  For the year ended December 31, 1998, the net loss per share was computed as net loss of $30,237,000 plus $1,764,000 relating to the preferred stock deemed dividend (Note 8) divided by the weighted average common

                       DIGITAL GENERATION SYSTEMS, INC.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

shares outstanding. For the year ended December 31, 1997, the net loss per share was computed as net loss of $14,775,000 plus $15,161,000 relating to the preferred stock deemed dividend (Note 8) divided by the weighted average common shares outstanding.

12. Segment Information

  DG Systems operates predominantly in one industry segment: digital and physical distribution and post-production services for audio and video content, and its operations are managed primarily by geographic areas. DG Systems has defined its operating segments based on these geographic areas.

  The information in the following tables is derived directly from the internal financial reporting used for corporate management purposes. The expenses, assets and liabilities attributable to corporate activity are not allocated to the operating segments. As of December 31, 1999, 5% of operating assets are located outside of the United States. At December 31, 1998 and 1997, the balance sheet information for DG Systems' Los Angles segment was maintained as part of the Chicago segment and was impractical to break out separately.

                                           Six Months Ended June 30, 2000
                         -------------------------------------------------------------------
                         San Francisco New York Chicago   Los Angeles Vancouver Consolidated
                         ------------- -------- --------  ----------- --------- ------------
                                                    (In $000's)
Revenue.................   $ 10,947    $ 6,228  $  7,594    $1,480     $   --     $ 26,250
Net income (loss).......   $ (8,359)   $ 2,381  $  4,293    $  734     $   --     $   (951)
Total identifiable
 assets.................   $ 23,119    $ 8,875  $  3,500    $1,694     $   --     $ 37,188
                                           Six Months Ended July 3, 1999
                         -------------------------------------------------------------------
                         San Francisco New York Chicago   Los Angeles Vancouver Consolidated
                         ------------- -------- --------  ----------- --------- ------------
                                                    (In $000's)
Revenue.................   $  9,237    $ 5,901  $  6,173    $  772     $ 1,497    $ 23,580
Net income (loss).......   $ (4,292)   $   798  $   (777)   $ (539)    $  (882)   $ (5,692)
Total identifiable
 assets.................   $ 15,516    $ 9,938  $  6,695    $  --      $ 9,089    $ 41,238
                                            Year Ended December 31, 1999
                         -------------------------------------------------------------------
                         San Francisco New York Chicago   Los Angeles Vancouver Consolidated
                         ------------- -------- --------  ----------- --------- ------------
                                                    (In $000's)
Revenue.................   $ 16,340    $12,037  $ 13,605    $2,219     $ 4,523    $ 48,724
Net income (loss).......   $(12,458)   $ 2,877  $  1,805    $  240     $(1,227)   $ (8,763)
Total identifiable
 assets.................   $ 15,875    $10,081  $  4,943    $1,996     $ 8,871    $ 41,766
                                            Year Ended December 31, 1998
                         -------------------------------------------------------------------
                         San Francisco New York Chicago   Los Angeles Vancouver Consolidated
                         ------------- -------- --------  ----------- --------- ------------
                                                    (In $000's)
Revenue.................   $ 15,976    $10,125  $ 10,829    $2,842     $ 1,498    $ 41,270
Net income (loss).......   $(10,910)   $ 1,265  $(19,975)   $ (191)    $  (426)   $(30,237)
Total identifiable
 assets.................   $ 22,737    $10,060  $  7,514    $  --      $ 9,481    $ 49,792
                                            Year Ended December 31, 1997
                         -------------------------------------------------------------------
                         San Francisco New York Chicago   Los Angeles Vancouver Consolidated
                         ------------- -------- --------  ----------- --------- ------------
                                                    (In $000's)
Revenue.................   $ 13,461    $ 8,384  $  7,330    $  --      $   --     $ 29,175
Net income (loss).......   $(12,745)   $   410  $ (2,440)   $  --      $   --     $(14,775)
Total identifiable
 assets.................   $ 29,997    $ 2,485  $ 28,214    $  --      $   --     $ 60,697

                       DIGITAL GENERATION SYSTEMS, INC.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

13. Pretax Savings Plan

  DG Systems has a 401(k) retirement plan for full-time United States based employees. Employees who are at least 21 years of age and have completed at least six months of service are eligible to participate in the plan. Employees may contribute up to 20% of gross pay with a maximum dollar limit for 1998 of $10,000. The employer contribution is made at the end of the plan year in an amount set by corporate resolution, based on participants' compensation. DG Systems made no contributions to the plan in 1999, 1998 or 1997.

14. New Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Under SFAS No. 133, gains or losses resulting from changes in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. DG Systems is required to adopt SFAS No. 133 in the first quarter of 2001. To date, DG Systems has not engaged in any hedging activity and does not expect adoption of this new standard to have a significant impact on DG Systems.

  In December, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB No. 101). SAB No. 101 summarizes the SEC's staff's views in applying generally accepted accounting principles to selected revenue recognition issues. DG Systems understands that the SEC staff is preparing a document to address significant implementation issues related to SAB No. 101. To the extent that SAB No. 101 ultimately changes revenue recognition practices, DG Systems will adopt SAB No. 101 no later than the fourth quarter of fiscal year 2000 through a cumulative effect adjustment. Any cumulative effect adjustment will be computed as of January 1, 2000. DG Systems cannot determine the potential impact that SAB No. 101 may have on its consolidated financial position or results of operations at this time.

  In March, 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB Opinion No. 25." Among other issues, Interpretation No. 44 clarifies the application of Accounting Principles Board Opinion No. 25 (APB No. 25) regarding (a) the definition of employee for purposes of applying APB No. 25,
(b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock options in a business combination. The provisions of Interpretation No. 44 affecting DG Systems are to be applied on a prospective basis effective July 1, 2000.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
StarGuide Digital Networks, Inc.:

  We have audited the accompanying consolidated balance sheets of StarGuide Digital Networks, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of StarGuide Digital Network's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StarGuide Digital Networks, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Dallas, Texas
March 3, 2000

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                          June 30,    -------------------------
                                            2000          1999         1998
                                        ------------  ------------  -----------
                                        (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents...........  $  5,454,968  $  2,144,572  $ 1,875,962
  Trade accounts receivable, net of
   allowance for doubtful accounts of
   $250,914 in 2000, $234,587 in 1999
   and $141,225 in 1998 (note 8)......     4,333,430     7,784,143    1,505,731
  Inventories, net (notes 2 and 8)....     2,190,695     1,968,943    2,429,547
  Prepaid expenses and other current
   assets.............................       537,164       858,014       96,070
                                        ------------  ------------  -----------
    Total current assets..............    12,516,257    12,755,672    5,907,310
Property and equipment, net (notes 3
 and 8)...............................       772,911       725,445      959,240
Investments in and amounts due from
 joint venture (note 5)...............           --            --        54,765
Other assets, net (note 4)............       422,671       580,724      925,470
                                        ------------  ------------  -----------
  Total assets........................  $ 13,711,839  $ 14,061,841  $ 7,846,785
                                        ============  ============  ===========
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Bank lines of credit (note 8).......  $        --   $    430,000  $   545,000
  Current portion of long-term debt
   (note 7)...........................           --        222,520    1,040,346
  Trade accounts payable and accrued
   liabilities........................     3,298,331     5,353,119    4,287,801
  Deferred revenue (note 12)..........     3,201,252     3,122,455    1,487,882
  Other current liabilities...........       291,274       368,208      237,339
                                        ------------  ------------  -----------
    Total current liabilities.........     6,790,857     9,496,302    7,598,368
Deferred revenue (note 12)............    10,967,159    12,048,834      644,183
Long-term debt, net of current portion
 (note 7).............................           --      5,000,000    5,586,047
Excess of losses over investment in
 and amounts due from joint venture
 (note 5).............................     2,682,842     2,191,728          --
                                        ------------  ------------  -----------
  Total liabilities...................    20,440,858    28,736,864   13,828,598
                                        ------------  ------------  -----------
Shareholders' deficit (note 9):
  Class A common stock, $0.001 par
   value;
   Authorized 60,000,000 shares;
    issued and outstanding 13,200,000
    shares............................        13,200        13,200       13,200
  Class B common stock, $0.001 par
   value.
   Authorized 60,000,000 shares;
    10,822,009 issued and 10,554,977
    outstanding in 2000; 9,604,759
    issued and 9,524,759 outstanding
    in 1999; and 9,187,030 shares
    issued and outstanding in 1998....        10,822         9,605        9,187
 Additional paid-in capital...........    48,404,463    17,873,641   17,297,106
 Accumulated deficit..................   (54,186,134)  (32,301,469) (23,301,306)
 Treasury stock, 267,032 common shares
  in 2000, and 80,000 common shares in
  1999, at cost.......................      (971,370)     (270,000)         --
                                        ------------  ------------  -----------
  Total shareholders' deficit.........    (6,729,019)  (14,675,023)  (5,981,813)
                                        ------------  ------------  -----------
Commitments and contingencies (notes 5
 and 6)
  Total liabilities and shareholders'
   deficit............................  $ 13,711,839  $ 14,061,841  $ 7,846,785
                                        ============  ============  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                          Six Months Ended June
                                   30,                    Year Ended December 31,
                         -------------------------  -------------------------------------
                             2000         1999         1999         1998         1997
                         ------------  -----------  -----------  -----------  -----------
                               (unaudited)
Revenues:
  Product sales (notes 5
   and 12).............. $  4,850,222  $ 3,902,846  $ 9,716,846  $ 8,817,434  $18,628,143
  Service revenue.......    1,663,478    1,236,480    3,091,053    2,457,504    4,559,718
  Other.................       86,716      186,561      260,419      544,232      789,221
                         ------------  -----------  -----------  -----------  -----------
    Total revenues......    6,600,416    5,325,887   13,068,318   11,819,170   23,977,082
                         ------------  -----------  -----------  -----------  -----------
Costs and expenses:
  Cost of revenues......    4,364,654    3,229,023    8,127,697    8,137,045   14,676,111
  Sales and marketing...    1,172,123    1,967,433    3,209,349    2,964,843    2,822,811
  Research and
   development..........    1,480,249    1,196,824    3,382,792    2,546,589    2,770,574
  General and
   administrative.......    2,008,844    1,296,414    3,086,854    2,878,582    3,100,769
  Noncash stock
   compensation charges
   (note 9).............   18,375,000          --           --           --           --
  Depreciation and
   amortization.........      433,024      483,586      973,189    1,266,961    1,013,920
                         ------------  -----------  -----------  -----------  -----------
    Total costs and
     expenses...........   27,833,894    8,173,280   18,779,881   17,794,020   24,384,185
                         ------------  -----------  -----------  -----------  -----------
      Operating loss....  (21,233,478)  (2,847,393)  (5,711,563)  (5,974,850)    (407,103)
Equity in losses of
 joint venture
 (note 5)...............     (829,083)    (672,546)  (3,030,723)  (2,282,495)  (3,275,514)
Interest and other
 income.................      195,509       33,579      289,038       35,090       39,793
Interest expense........      (17,613)    (292,988)    (546,915)    (627,614)    (814,877)
                         ------------  -----------  -----------  -----------  -----------
    Net loss............ $(21,884,665) $(3,779,348) $(9,000,163) $(8,849,869) $(4,457,701)
                         ============  ===========  ===========  ===========  ===========
    Basic and diluted
     net loss per
     share.............. $      (0.93) $     (0.17) $     (0.40) $     (0.46) $     (0.23)
                         ============  ===========  ===========  ===========  ===========
    Weighted average
     common shares
     outstanding........   23,454,954   22,442,421   22,607,327   19,254,830   19,015,300
                         ============  ===========  ===========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                        December 31, 1999, 1998 and 1997

                               Class A            Class B
                             common stock       common stock    Additional
                          ------------------ ------------------   paid-in   Treasury   Accumulated
                            Shares   Amount    Shares   Amount    capital     stock      deficit        Total
                          ---------- ------- ---------- ------- ----------- ---------  ------------  ------------
Balance at January 1,
 1997...................  10,000,000 $10,000  9,000,000 $ 9,000 $ 8,599,123 $     --   $ (9,993,736) $ (1,375,613)
Issuance of Class B
 common stock for
 interest on note
 payable................         --      --      53,184      53     199,395       --            --        199,448
Net loss................         --      --         --      --          --        --     (4,457,701)   (4,457,701)
                          ---------- ------- ---------- ------- ----------- ---------  ------------  ------------
Balance at December 31,
 1997...................  10,000,000  10,000  9,053,184   9,053   8,798,518       --    (14,451,437)   (5,633,866)
                          ---------- ------- ---------- ------- ----------- ---------  ------------  ------------
Issuance of Class A
 common stock and
 warrants...............   3,200,000   3,200        --      --    7,996,800       --            --      8,000,000
Issuance of Class B
 common stock for
 interest on note
 payable................         --      --     133,846     134     501,788       --            --        501,922
Net loss................         --      --         --      --          --        --     (8,849,869)   (8,849,869)
                          ---------- ------- ---------- ------- ----------- ---------  ------------  ------------
Balance at December 31,
 1998...................  13,200,000  13,200  9,187,030   9,187  17,297,106       --    (23,301,306)   (5,981,813)
                          ---------- ------- ---------- ------- ----------- ---------  ------------  ------------
Issuance of Class B
 common stock for
 conversion of note
 payable................         --      --     417,729     418     576,535       --            --        576,953
Purchase of treasury
 stock..................         --      --         --      --          --   (270,000)          --       (270,000)
Net loss................         --      --         --      --          --        --     (9,000,163)   (9,000,163)
                          ---------- ------- ---------- ------- ----------- ---------  ------------  ------------
Balance at December 31,
 1999...................  13,200,000  13,200  9,604,759   9,605  17,873,641  (270,000)  (32,301,469)  (14,675,023)
                          ---------- ------- ---------- ------- ----------- ---------  ------------  ------------
Issuance of Class B
 common stock
 (unaudited)............         --      --   1,217,250   1,217  12,155,822       --            --     12,157,039
Purchase of treasury
 stock (unaudited)......         --      --         --      --          --   (701,370)          --       (701,370)
Issuance of Class B
 common stock warrants
 (unaudited)............         --      --         --      --   18,375,000       --            --     18,375,000
Net loss (unaudited)....         --      --         --      --          --        --    (21,884,665)  (21,884,665)
                          ---------- ------- ---------- ------- ----------- ---------  ------------  ------------
Balance at June 30, 2000
 (unaudited)............  13,200,000 $13,200 10,822,009 $10,822 $48,404,463 $(971,370) $(54,186,134) $ (6,729,019)
                          ========== ======= ========== ======= =========== =========  ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Six Months Ended
                                  June 30,                 Year Ended December 31,
                          -------------------------  -------------------------------------
                              2000         1999         1999         1998         1997
                          ------------  -----------  -----------  -----------  -----------
                                (unaudited)
Cash flows from
 operating activities:
 Net loss...............  $(21,884,665) $(3,779,348) $(9,000,163) $(8,849,869) $(4,457,701)
 Adjustments to
  reconcile net loss to
  net cash provided by
  (used in) operating
  activities:
 Depreciation and
  amortization..........       433,024      483,586      973,189    1,266,961    1,013,920
 Noncash stock
  compensation charges..    18,375,000          --           --           --           --
 Deferred income taxes..           --           --           --           --       (18,251)
 Reduction in notes
  payable to settle
  claim.................           --      (173,000)    (203,906)         --           --
 Provision for (recovery
  of) doubtful
  accounts..............        38,701       63,751       93,362         (205)      39,605
 Noncash interest
  expense...............           --        29,723       29,753      501,922      199,448
 Equity in losses of
  joint venture.........       829,083      672,546    3,030,723    2,282,495    2,770,677
 Loss on disposal of
  property and
  equipment.............           --           --           --        16,974          --
 Changes in operating
  assets and
  liabilities:
  Accounts receivable...     3,412,012      (99,175)  (6,371,774)   1,614,024     (940,695)
  Inventories...........      (221,752)     (41,098)     460,604      114,304      993,914
  Prepaid expenses and
   other current
   assets...............       320,092      (97,785)    (761,944)     (10,422)     107,733
  Accounts payable and
   accrued liabilities..    (2,054,788)     970,199    1,065,318    1,240,831   (1,933,128)
  Deferred revenue......    (1,004,411)   2,085,145   13,826,581      205,352      780,291
  Other current
   liabilities..........       (76,934)     259,122      130,869      (32,332)    (144,789)
                          ------------  -----------  -----------  -----------  -----------
   Net cash provided by
    (used in) operating
    activities..........    (1,834,638)     373,666    3,272,612   (1,649,965)  (1,588,976)
                          ------------  -----------  -----------  -----------  -----------
Cash flows from
 investing activities:
 Purchases of property
  and equipment.........      (320,146)    (103,098)    (434,268)    (188,193)    (920,510)
 Other assets...........           --           --      (112,664)      46,557     (110,924)
 Investment in and
  advances to joint
  venture...............      (337,969)    (315,456)  (1,526,600)  (1,249,662)  (1,474,858)
                          ------------  -----------  -----------  -----------  -----------
 Net cash used in
  investing activities..      (658,115)    (418,554)  (2,073,532)  (1,391,298)  (2,506,292)
                          ------------  -----------  -----------  -----------  -----------
Cash flows from
 financing activities:
 Sale of common stock
  and warrants..........    12,157,039          --           --     8,000,000          --
 Purchase of treasury
  stock.................      (701,370)         --      (270,000)         --           --
 Proceeds from notes
  payable...............           --           --           --     3,000,000          --
 Payments on notes
  payable...............           --           --           --    (3,000,000)         --
 Proceeds from issuance
  of long-term debt.....           --           --           --           --     5,000,000
 Principal payments on
  long-term debt........    (5,222,520)    (221,710)    (545,470)  (1,502,520)  (1,030,960)
 Net proceeds from
  (payments on) bank
  lines of credit.......      (430,000)         --      (115,000)  (1,918,050)      93,976
                          ------------  -----------  -----------  -----------  -----------
 Net cash provided by
  (used in) financing
  activities............     5,803,149     (221,710)    (930,470)   4,579,430    4,063,016
                          ------------  -----------  -----------  -----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents............     3,310,396     (266,598)     268,610    1,538,167      (32,252)
Cash and cash
 equivalents at
 beginning of period....     2,144,572    1,875,962    1,875,962      337,795      370,047
                          ------------  -----------  -----------  -----------  -----------
Cash and cash
 equivalents at end of
 period.................  $  5,454,968  $ 1,609,364  $ 2,144,572  $ 1,875,962  $   337,795
                          ============  ===========  ===========  ===========  ===========
Supplemental disclosures
 of cash flow
 information:
 Income taxes paid......  $      1,550  $       --   $       --   $     1,319  $       228
                          ============  ===========  ===========  ===========  ===========
 Interest paid..........  $     16,184  $    52,175  $   131,840  $    91,888  $   250,234
                          ============  ===========  ===========  ===========  ===========
 Common stock issued in
  lieu of debt
  payments..............  $        --   $   576,953  $   576,953  $       --   $       --
                          ============  ===========  ===========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

(1) Summary of Significant Accounting Policies

 (a) Description of Business

  StarGuide Digital Networks, Inc. ("StarGuide") was incorporated in Nevada in January 1996. StarGuide owns proprietary digital software, hardware and communications technology. Its products include variable bandwidth satellite receivers, audio compression codes, software to operate integrated digital multimedia networks, software development for satellite applications and engineering consulting services.

 (b) Principles of Consolidation

  The consolidated financial statements include the accounts of StarGuide and its wholly-owned subsidiary, Corporate Computer Systems, Inc. ("CCS"). CCS also owns two subsidiaries: Corporate Computer Systems Consultants, Inc., which provides engineering consulting services to the research, manufacturing and telecommunications industries, and Telmac Systems, Inc., which develops software for satellite telemetry applications. All significant intercompany balances and transactions have been eliminated.

 (c) Cash and Cash Equivalents

  Cash and cash equivalents are highly liquid investments with original maturities of three months or less. The carrying amounts of cash and cash equivalents approximate fair value due to their short maturities. StarGuide maintains substantially all of its cash and cash equivalents within several major financial institutions in the United States. At times, such deposits may be in excess of the amounts of insurance provided on such deposits.

 (d) Financial Instruments

  Financial instruments that potentially subject StarGuide to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Based on rates currently available to StarGuide for debt with similar terms and remaining maturities, the carrying amounts for notes payable approximate fair value. StarGuide performs ongoing credit evaluations of its customers, generally does not require collateral from its customers and maintains a reserve for potential credit losses.

 (e) Inventories

  Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. StarGuide's inventories include parts and components that are specialized in nature or subject to rapid technological obsolescence. While StarGuide has programs to minimize the required inventories on hand and considers technological obsolescence when estimating allowances required to reduce recorded amounts to market values, such estimates could change in the future.

 (f) Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of assets (generally three years for computer equipment and five years for furniture and office equipment) using the straight-line method. Leasehold improvements are amortized by the straight-line method over the shorter of the lease term or the estimated useful life of the improvement. Expenditures for repairs and maintenance are charged to expense as incurred.

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


 (g) Intellectual Property Rights

  Acquired intellectual property rights, which include patents, copyrights, trademarks, know-how and certain other intangible assets, are recorded at cost and amortized over estimated useful lives ranging from five to seven years using the straight-line method.

 (h) Investment in Joint Venture

  StarGuide's investment in a joint venture is accounted for using the equity method. Losses in excess of StarGuide's investment and its guaranteed minimum contribution are recognized in full based on StarGuide's intent to fund excess losses of the joint venture.

 (i) Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

 (j) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (k) Impairment of Long-lived Assets

  Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 (l) Comprehensive Income

  Comprehensive income includes all changes in shareholders' equity (deficit) during a period except those resulting from investments by owners and distributions to owners. Comprehensive loss and net loss are the same for all periods presented.

 (m) Research and Development and Advertising

  Research and development and advertising costs are expensed as incurred. Advertising expense was $148,768 in 1999, $189,622 in 1998 and $300,218 in
1997.

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


 (n) Revenue Recognition

  StarGuide recognizes revenue from product sales upon shipment or satisfactory installation, if required by contract. Service revenue is recognized when services are rendered. Revenue from arrangements for the sale of products which include software components that are more than incidental to the functionality of the related product is accounted for under AICPA Statement of Position 97-2, Software Revenue Recognition. If vendor-specific objective evidence of the fair values of each of the elements of the arrangement does not exist, revenue from product sales is initially deferred and recognized on a straight-line basis over the life of the arrangement.

 (o) Software Development Costs

  Costs incurred to establish the technological feasibility of a software product to be sold are expensed as incurred. Costs of producing product masters incurred subsequent to establishing technological feasibility are capitalized. Capitalized software development costs are amortized on a product-by-product basis over the estimated economic life of the product (generally 4-5 years). Amortization is computed by using either the ratio that current gross revenues for a product bear to the total of current and anticipated gross revenues for that product or the straight-line method, whichever results in a greater annual amortization.

 (p) Stock-based Compensation

  StarGuide uses the intrinsic value method of the Accounting Principles board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, to account for its stock-based compensation.

 (q) Presentation of Unaudited Financial Statements

  The unaudited consolidated financial statements as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 have been prepared in accordance with the rules of the Securities and Exchange Commission and, therefore, do not include all information and footnotes otherwise necessary for a fair presentation of financial position, results of operations and cash flows, in conformity with generally accepted accounting principles. However, the information furnished, in the opinion of management, reflects all adjustments necessary to present fairly the financial position, results of operations and cash flows on a consistent basis. Such adjustments consisted only of normal recurring items. The results of operations are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

(2) Inventories

  Inventories as of December 31, 1999 and 1998 are summarized as follows:

                                                              1999       1998
                                                           ---------- ----------
   Raw materials.......................................... $  523,088 $  624,820
   Work-in-process........................................    417,416    529,473
   Finished goods.........................................  1,028,439  1,275,254
                                                           ---------- ----------
                                                           $1,968,943 $2,429,547
                                                           ========== ==========

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


(3) Property and Equipment

  Property and equipment as of December 31, 1999 and 1998 are summarized as follows:

                                  1999         1998
                               -----------  -----------
   Office furniture and
    equipment................  $ 1,191,993  $ 1,022,264
   Engineering equipment.....      461,054      467,110
   Production and sales
    equipment................    1,468,920    1,460,651
   Leasehold improvements....       14,318       14,318
                                 3,136,285    2,964,343
     Less accumulated
      depreciation and
      amortization...........   (2,410,840)  (2,005,103)
                               -----------  -----------
                               $   725,445  $   959,240
                               ===========  ===========

(4) Other Assets

  Other assets as of December 31, 1999 and 1998 are summarized as follows:

                                  1999         1998
                               -----------  -----------
   Intellectual property
    rights...................  $ 1,504,812  $ 1,807,096
   Accumulated amortization..   (1,144,185)  (1,057,457)
                               -----------  -----------
                                   360,627      749,639
   Software development
    costs....................      370,289      614,900
   Accumulated amortization..     (280,109)    (491,340)
                               -----------  -----------
                                    90,180      123,560
     Total intangible
      assets.................      450,807      873,199
     Other assets............      129,917       52,271
                               -----------  -----------
     Total intangible and
      other assets...........  $   580,724  $   925,470
                               ===========  ===========

  Amortization expense for intellectual property rights was $248,700, $321,728 and $266,728 in 1999, 1998 and 1997, respectively. Amortization expense for software development costs was $68,398, $253,053 and $143,975 in 1999, 1998 and 1997, respectively.

(5) Investment in Joint Venture

  StarGuide owns a 50% interest in a joint venture, Musicam Express, L.L.C. ("Musicam"), which serves the radio industry by enabling the transmission, exchange, storage and retrieval of programming, commercials, music releases, affidavits of performance and other information over high-speed digital telecommunications circuits on an on-demand basis. The remaining 50% of the joint venture is owned equally by Westwood One, Inc. and Infinity Broadcasting Corporation. The joint venture owners are obligated to make capital contributions in amounts and at times agreed upon by the parties, in proportion to their profit and loss percentages. StarGuide's obligation under the joint venture agreement is to make contributions up to a maximum of $1,000,000 per year for a five year period from 1996-2000. However, StarGuide has recognized losses in excess of its investment and its guaranteed minimum contribution based on its intent to fund these excess losses. In addition, StarGuide has made noninterest bearing advances to Musicam to fund operations.

  Included in net revenues in the consolidated statements of operations for 1999, 1998 and 1997 is approximately $122,101, $175,963 and $4,102,000, respectively, of product sales to Musicam. StarGuide

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

deferred 50% of the gross profit related to these product sales, or approximately $21,122, $34,880 and $701,000 in 1999, 1998 and 1997,
respectively. The amounts deferred are recognized as equity in earnings (loss) of the joint venture on a straight-line basis over the period that Musicam depreciates the related equipment sold by StarGuide. The balance of deferred profit at December 31, 1999 is $146,228 and is included in deferred revenue in the accompanying consolidated balance sheet. Included in the investment in and amounts due from joint venture are amounts due from Musicam to StarGuide of $3,547,200 and $3,102,102 at December 31, 1999 and 1998, respectively, related to these sales.

  Summarized financial information for Musicam as of and for the years ended December 31, 1999, 1998 and 1997 is as follows:

                                            1999         1998         1997
                                        ------------  -----------  -----------
   Financial position:
     Current assets...................  $    321,991  $   269,864  $ 33356,465
     Noncurrent assets................     1,730,898    7,562,674    9,487,969
                                        ------------  -----------  -----------
     Total assets.....................  $  2,052,889  $ 7,832,538  $ 9,844,434
                                        ============  ===========  ===========
     Current liabilities..............  $    506,661  $ 1,235,051  $   700,669
     Noncurrent liabilities...........    13,030,225   12,567,391   11,336,931
     Members' deficit.................   (11,483,997)  (5,969,904)  (2,193,166)
                                        ============  ===========  ===========
   Total liabilities and shareholders'
    deficit...........................  $  2,052,889  $ 7,832,538  $ 9,844,434
                                        ============  ===========  ===========
   Results of operations:
     Sales............................  $  1,609,028  $ 1,796,404  $   878,617
     Gross profit (loss)..............       118,394      (63,611)    (512,939)
     Net loss.........................    (7,308,093)  (5,276,738)  (5,541,353)

(6) Commitments and Contingencies

 (a) Leases

  StarGuide leases office space, equipment and satellite transponder space under operating leases that expire at various times through 2004. StarGuide also subleases a portion of the satellite transponder space to various other customers. Future minimum rental obligations and subleases as of December 31, 1999 are as follows:

                                                    Rental obligations Subleases
                                                    ------------------ ---------
   2000............................................     $  701,390     $127,800
   2001............................................        396,658       67,350
   2002............................................        189,194        1,400
   2003............................................        141,936          --
   2004............................................         94,624          --
                                                        ----------     --------
     Total.........................................     $1,523,802     $196,550
                                                        ==========     ========

  Rent expense was $1,028,706 in 1999, $1,327,969 in 1998 and $1,474,268 in
1997. The total sublease rental income was $140,160 in 1999, $870,788 in 1998 and $1,162,950 in 1997.

  StarGuide leases its transponder space from a limited number of suppliers, which transponder space is in turn subleased to third parties. The leases in which StarGuide is the lessee are only cancelable in the event that service from the transponder can no longer be provided.

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

 (b) Litigation

  StarGuide is involved in certain legal and administrative proceedings arising in the ordinary course of business. While the ultimate outcome of any matter is not determinable, in the opinion of management the ultimate disposition of these proceedings will not have a material adverse effect on StarGuide's consolidated financial position, results of operations or cash flows.

(7) Long-term Debt

                                                         1999        1998
                                                      ----------  -----------
   Non-interest-bearing notes payable................ $      --   $   710,233
   Non-interest-bearing notes payable to related
    parties, payable through March 2000..............    222,520      885,832
   Convertible note payable, due December 2001, with
    interest at 8%...................................  5,000,000    5,000,000
   Other.............................................        --        30,328
                                                      ----------  -----------
                                                       5,222,520    6,626,393
   Less current maturities...........................   (222,520)  (1,040,346)
                                                      ----------  -----------
                                                      $5,000,000  $ 5,586,047
                                                      ==========  ===========

  For financial reporting purposes, StarGuide discounted the non-interest-bearing notes at 9% per annum. Amortization of the discount is reported as interest expense of $85,928 in 1999, $121,153 in 1998 and $280,516 in 1997.
The convertible note payable is convertible to Class B common stock at any time at the option of the holder at a conversion rate of $3.75 per share. The convertible note payable was repaid in full in 2000 (see note 9(a)).

(8) Bank Line of Credit

  At December 31, 1999, StarGuide has $430,000 outstanding under a line of credit agreement with a bank that provides for maximum borrowings of $1,000,000. Borrowings under the line of credit bear interest at the bank's base rate plus 1.5% (10% at December 31, 1999) and are collateralized by accounts receivable, inventories and equipment of StarGuide. The borrowing base is limited to eighty percent of CCS's prime accounts receivable, defined as receivables less than ninety days outstanding. The line of credit was fully repaid in 2000.

(9) Shareholders' Deficit

 (a) Common Stock

  StarGuide's common stock is divided into two classes, Class A and Class B. Holders of Class A common stock are entitled to 20 votes for each share issued. Holders of Class B common stock are entitled to one vote for each share issued. In all other respects, the rights of the two classes are identical.

  In March 2000, StarGuide sold 1,217,250 shares of Class B common stock, resulting in net proceeds of $12,157,039. A portion of these proceeds was used to repay StarGuide's $5.0 million convertible note payable. In addition, StarGuide paid the holder of the note $701,370 in exchange for 187,032 shares previously issued to the holder in lieu of interest payments.

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

 (b) Common Stock Warrants and Stock Purchase Rights

  In December 1998, in connection with the sale of 3,200,000 shares of Class A common stock, StarGuide issued the purchaser a warrant to purchase 500,000 shares of Class B common stock at $5.00 per share. The warrant expires in December 2003.

  In February 2000, the board of directors approved the issuance of warrants to its Chairman to purchase up to 2,250,000 shares of Class B common stock at $2.50 per share, resulting in a non-cash compensation charge of $16,875,000. The warrant expires in February 2005. In March 2000, the board of directors approved the award of stock purchase rights for Class B common stock to a third party in the amount of 200,000 shares at $2.50 per share, resulting in a non-cash charge of $1,500,000. The stock purchase right expires in March 2001.

 (c) Stock Options

  StarGuide has a combined incentive and supplemental stock option plan (the "Option Plan") under which the board of directors can issue options to purchase up to 5,000,000 shares of Class B common stock to employees and directors of, and consultants to, StarGuide.

  Under the Option Plan, the board of directors has the authority to determine to whom options will be granted, the number of shares under option, the option term, the exercise price and the vesting period. Options cannot be granted at less than fair market value on the grant date. The term of any incentive stock options issued under the Option Plan may not exceed ten years from the date of grant and options generally vest over periods ranging from one to five years.

  Activity under the Option Plan is as follows:

                                                        Options Outstanding
                                                     ---------------------------
                                                                   Weighted-
                                                     Number of  average exercise
                                                      shares         price
                                                     ---------  ----------------
   Balance at December 31, 1996..................... 1,332,500       $2.00
   Granted..........................................   873,250       $2.29
   Cancelled........................................  (213,000)      $2.64
                                                     ---------
   Balance at December 31, 1997..................... 1,992,750       $2.06
   Granted..........................................    28,250       $2.50
   Cancelled........................................  (457,750)      $2.08
                                                     ---------
   Balance at December 31, 1998..................... 1,563,250       $2.06
   Granted.......................................... 1,595,150       $3.75
   Cancelled........................................   (37,950)      $2.03
                                                     ---------
   Balance at December 31, 1999..................... 3,120,450
                                                     =========

 (d) Stock-based Compensation

  StarGuide has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock Issued to Employees. StarGuide, however, applies APB No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plan. Accordingly, no compensation expense has been recognized on stock options granted to employees. Had compensation cost for these options been determined based on the fair value

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

at the grant date for awards consistent with the provisions of SFAS No. 123, StarGuide's net loss for the years ended December 31, 1999, 1998 and 1997 would have increased to the pro forma amounts indicated below:

                                                  1999       1998       1997
                                               ---------- ---------- ----------
   Net loss--as reported...................... $9,000,163 $8,849,869 $4,457,701
                                               ========== ========== ==========
   Net loss--pro forma........................ $9,253,774 $9,040,558 $4,763,809
                                               ========== ========== ==========

  Such pro forma disclosures may not be representative of future compensation costs because options vest over several years and additional grants are made each year.

  The weighted average fair value of options granted during 1999, 1998 and 1997 was $1.02, $0.63 and $0.53 per share, respectively.

  The fair value of each option grant is estimated on the grant date using the minimum value method, an expected dividend yield of 0%, and the following assumptions:

                                                       1999     1998     1997
                                                      -------  -------  -------
Risk-free interest rate..............................    6.36%    5.85%    5.28%
Expected term of option.............................. 5 years  5 years  5 years

  The options outstanding and currently exercisable at December 31, 1999 are as follows:

                         Options Outstanding                   Options Currently Exercisable
                -------------------------------------- ---------------------------------------------
                  Number         Weighted Average      Weighted Average   Number    Weighted Average
Exercise Price  Outstanding Remaining Contractual life  Exercise Price  Outstanding  Exercise price
--------------  ----------- -------------------------- ---------------- ----------- ----------------
$2.00            1,418,450             6.89                 $2.00        1,339,450       $2.00
$2.50              106,000             8.00                 $2.50           62,225       $2.50
$3.75            1,596,000             9.91                 $3.75              --          --

 (e) Earnings Per Share

  Under SFAS No. 128 "Earnings per Share," StarGuide is required to compute earnings per share under two different methods (basic and diluted). Basic earnings per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average shares of common stock outstanding during the period. Diluted earnings per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average shares of outstanding common stock and common stock equivalents during the period. Due to losses, inclusion of common stock equivalents would be antidilutive. Therefore, basic and diluted earnings per share for StarGuide are the same.

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


(10) Income Taxes

  Components of deferred tax assets at December 31, 1999 and 1998 are as follows:

                                                           1999         1998
                                                        -----------  ----------
   Net operating loss carryforwards.................... $ 6,263,684   4,171,238
   Cumulative temporary differences....................     603,707     414,318
   Research and development credit carryforwards.......     405,790     405,790
                                                        -----------  ----------
     Total gross deferred tax..........................   7,273,181   4,991,346
   Valuation allowance.................................  (7,273,181) (4,991,346)
                                                        -----------  ----------
     Net deferred tax assets...........................         --          --
                                                        ===========  ==========

  As of December 31, 1999, StarGuide has federal and state net operating loss carryforwards ("NOLs") of approximately $17,176,257. The NOLs will begin to expire in 2011 and will continue to expire in varying amounts each year through 2019. Due to a significant change in ownership, StarGuide's ability to utilize these NOLs may be limited by Internal Revenue Code Section 382.

(11) Segment Information

  StarGuide operates predominantly in two industry segments: satellite and wireless transmission technology and digital compression technology. Corporate Computer Systems, a wholly owned subsidiary of StarGuide acquired in 1995, is responsible for the digital compression technology business.

  The information in the following tables is derived directly from the internal financial reporting used for corporate management purposes. Noncash stock compensation expense and StarGuide's equity in losses of Musicam Express are stated separately.

                                            Six months ended June 30, 2000
                         ---------------------------------------------------------------------
                         Satellite and   Digital   Stock Compensation Charges and
                           Wireless    Compression        Musicam Express         Consolidated
                         ------------- ----------- ------------------------------ ------------
                                                    (in thousands)
Revenues................    $ 3,101      $3,499               $    --               $  6,600
Net income (loss).......    $(2,998)     $  317               $(19,204)             $(21,885)
Total identifiable
 assets.................    $11,085      $2,627               $    --               $ 13,712
                                            Six months ended June 30, 1999
                         ---------------------------------------------------------------------
                         Satellite and   Digital
                           Wireless    Compression         Musicam Express        Consolidated
                         ------------- ----------- ------------------------------ ------------
                                                    (in thousands)
Revenues................    $ 2,213      $3,113               $    --               $  5,326
Net loss................    $(2,652)     $ (455)              $   (672)             $ (3,779)
Total identifiable
 assets.................    $ 4,484      $2,837               $    --               $  7,321
                                             Year ended December 31, 1999
                         ---------------------------------------------------------------------
                         Satellite and   Digital
                           Wireless    Compression         Musicam Express        Consolidated
                         ------------- ----------- ------------------------------ ------------
                                                    (in thousands)
Revenues................    $ 7,160      $5,908               $    --               $ 13,068
Net income (loss).......    $(5,529)     $ (440)              $ (3,031)             $ (9,000)
Total identifiable
 assets.................    $11,510      $2,552               $    --               $ 14,062

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

                                      Year ended December 31, 1998
                         -------------------------------------------------------
                         Satellite and   Digital
                           Wireless    Compression  Musicam Express Consolidated
                         ------------- ----------- ---------------- ------------
                                             (in thousands)
Revenues................    $ 4,317      $7,502        $   --         $11,819
Net loss................    $(5,761)     $ (807)       $(2,282)       $(8,850)
Total identifiable
 assets.................    $ 4,961      $2,886        $   --         $ 7,847
                                      Year ended December 31, 1997
                         -------------------------------------------------------
                         Satellite and   Digital
                           Wireless    Compression  Musicam Express Consolidated
                         ------------- ----------- ---------------- ------------
                                             (in thousands)
Revenues................    $15,313      $8,664        $   --         $23,977
Net income (loss).......    $(1,446)     $  264        $(3,276)       $(4,458)
Total identifiable
 assets.................    $ 5,976      $4,225        $   --         $10,201

(12) Deferred Revenue

  During 1999, StarGuide entered into contracts with two major radio broadcasting corporations to produce and supply StarGuide's receivers, hubs and other items. The terms of the contracts are five and seven years and cover the related equipment and software, future software enhancements, technical support, development work and training. As the equipment to be sold under the contracts includes software components that are more than incidental to the functionality of the equipment, the entire arrangement has been accounted for under AICPA Statement of Position 97-2, Software Revenue Recognition, with revenue being recognized on a straight-line basis over the respective contract terms.

  Revenues and cost of sales under these two contracts during 1999 were $241,679 and $84,310, respectively. Accounts receivable related to these contracts was $4,669,240 at December 31, 1999, and deferred revenue at December 31, 1999 was $14,498,815 of which $12,030,864 was included in noncurrent liabilities.

(13) Employee Benefit Plan

  StarGuide has adopted a deferred compensation plan intended to qualify under
Section 401(k) of the Internal Revenue Code (the "Plan"). All employees are eligible to participate in the Plan and may contribute from 1% to 15% of their annual compensation, subject to certain limitations. The Plan provides for discretionary contributions by StarGuide; however, StarGuide has not made any contributions to the Plan.

(14) Acquisition

  In April 2000, StarGuide reached an agreement to purchase the 50% interest in Musicam owned by Westwood One, Inc. and Infinity Broadcasting Corporation in exchange for 400,000 shares of Class B common stock plus the assumption of any outstanding bank debt and other liabilities of Musicam. The transaction is expected to close in the fourth quarter of 2000.

(15) New Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Under SFAS No. 133, gains or losses resulting from changes

               STARGUIDE DIGITAL NETWORKS, INC. AND SUBSIDIARIES

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. StarGuide is required to adopt SFAS No. 133 in the first quarter of 2001. To date, StarGuide has not engaged in any hedging activity and does not expect adoption of this new standard to have a significant impact on StarGuide.

  In December, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB No. 101). SAB No. 101 summarizes the SEC's staff's views in applying generally accepted accounting principles to selected revenue recognition issues. StarGuide understands that the SEC staff is preparing a document to address significant implementation issues related to SAB No. 101. To the extent that SAB No. 101 ultimately changes revenue recognition practices, StarGuide will adopt SAB No. 101 no later than the fourth quarter of fiscal year 2000 through a cumulative effect adjustment. Any cumulative effect adjustment will be computed as of January 1, 2000. StarGuide cannot determine the potential impact that SAB No. 101 may have on its consolidated financial position or results of operations at this time.

  In March, 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB Opinion No. 25." Among other issues, Interpretation No. 44 clarifies the application of Accounting Principles Board Opinion No. 25 (APB No. 25) regarding (a) the definition of employee for purposes of applying APB No. 25,
(b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock options in a business combination. The provisions of Interpretation No. 44 affecting StarGuide are to be applied on a prospective basis effective July 1, 2000.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Members
Musicam Express, L.L.C.:

  We have audited the accompanying balance sheets of Musicam Express, L.L.C. as of December 31, 1999 and 1998, and the related statements of operations, members' deficit and cash flows for the years then ended. These financial statements are the responsibility of Musicam Express, L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Musicam Express, L.L.C. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

  As discussed in note 4 to the financial statements, the Company changed its method of accounting for the cost of start-up activities in 1999.

                                          KPMG LLP

Dallas, Texas
August 2, 2000, except as to the
 second paragraph of note 6, which
 is as of September 14, 2000.

                            MUSICAM EXPRESS, L.L.C.

                                 BALANCE SHEET

                                                            December 31,
                                          June 30,    -------------------------
                                            2000          1999         1998
                                        ------------  ------------  -----------
                                        (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents...........  $     94,748  $    127,994  $    18,905
  Trade accounts receivable, net of
   allowance for doubtful accounts of
   $9,488 in 1998 (none in 2000 and
   1999)..............................       105,743       121,925      165,670
  Due from affiliate (note 7).........        67,228        59,728       79,508
  Other current assets................         8,509        12,344        5,781
                                        ------------  ------------  -----------
    Total current assets..............       276,228       321,991      269,864
Property and equipment, net (note 3)..       565,304     1,721,523    7,058,088
Other assets, net (note 4)............         9,375         9,375      504,586
                                        ------------  ------------  -----------
    Total assets......................  $    850,907  $  2,052,889  $ 7,832,538
                                        ============  ============  ===========
LIABILITIES AND MEMBERS' DEFICIT
Current liabilities:
  Trade accounts payable and accrued
   liabilities........................  $    247,930  $    394,642  $   704,164
  Bank line of credit (note 6)........     9,596,885           --           --
  Accrued interest....................       488,063       112,019      530,887
                                        ------------  ------------  -----------
    Total current liabilities.........    10,332,878       506,661    1,235,051
Due to affiliate (note 7).............     4,026,371     3,547,200    3,102,102
Bank line of credit (note 6)..........           --      9,483,025    9,465,289
                                        ------------  ------------  -----------
    Total liabilities.................    14,359,249    13,536,886   13,802,442
Members' deficit......................   (13,508,342)  (11,483,997)  (5,969,904)
                                        ------------  ------------  -----------
Commitments and contingencies (note 5)
    Total liabilities and members'
     deficit..........................  $    850,907  $  2,052,889  $ 7,832,538
                                        ============  ============  ===========


   The accompanying notes are an integral part of these financial statements.

                            MUSICAM EXPRESS, L.L.C.

                            STATEMENTS OF OPERATIONS

                              Six Months Ended June
                                       30,             Year Ended December 31,
                             ------------------------  ------------------------
                                2000         1999         1999         1998
                             -----------  -----------  -----------  -----------
                                   (unaudited)
Revenues...................  $   612,521  $   818,094  $ 1,609,028  $ 1,796,404
Costs and expenses:
 Cost of revenue...........      552,592      756,030    1,490,094    1,860,015
 Sales and marketing.......          --        10,426       11,466      541,989
 General and
  administrative...........      235,668      256,485      547,848    1,669,353
 Depreciation and
  amortization (notes 3 and
  4).......................      403,540    1,130,884    1,860,408    2,142,008
 Impairment charge (notes 3
  and 4)...................      971,875          --     4,054,798          --
                             -----------  -----------  -----------  -----------
    Total costs and
     expenses..............    2,163,675    2,153,825    7,964,614    6,213,365
                             -----------  -----------  -----------  -----------
    Operating loss.........   (1,551,154)  (1,335,731)  (6,355,586)  (4,416,961)
Interest and other income..       16,713       44,254       30,257       24,761
Interest expense...........     (489,904)    (425,938)    (896,646)    (884,538)
                             -----------  -----------  -----------  -----------
    Loss before cumulative
     effect of change in
     accounting principle..   (2,024,345)  (1,717,415)  (7,221,975)  (5,276,738)
Cumulative effect of change
 in accounting principle
 (note 4)..................          --       (86,118)     (86,118)         --
                             -----------  -----------  -----------  -----------
    Net loss...............  $(2,024,345) $(1,803,533) $(7,308,093) $(5,276,738)
                             ===========  ===========  ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                            MUSICAM EXPRESS, L.L.C.

                         STATEMENTS OF MEMBERS' DEFICIT

                            StarGuide                   Infinity
                             Digital      Westwood    Broadcasting
                          Networks, Inc.  One, Inc.   Corporation      Total
                          -------------- -----------  ------------  ------------
Balance at December 31,
 1997...................   $(1,280,974)  $  (456,095) $  (456,097)  $ (2,193,166)
Capital contributions...       750,000       375,000      375,000      1,500,000
Net loss................    (2,638,369)   (1,319,185)  (1,319,184)    (5,276,738)
                           -----------   -----------  -----------   ------------
Balance at December 31,
 1998...................    (3,169,343)   (1,400,280)  (1,400,281)    (5,969,904)
Capital contributions...     1,081,392       356,304      356,304      1,794,000
Net loss................    (3,654,047)   (1,827,023)  (1,827,023)    (7,308,093)
                           -----------   -----------  -----------   ------------
Balance at December 31,
 1999...................    (5,741,998)   (2,870,999)  (2,871,000)   (11,483,997)
Net loss (unaudited)....    (1,012,173)     (506,086)    (506,086)    (2,024,345)
                           -----------   -----------  -----------   ------------
Balance at June 30, 2000
 (unaudited)............   $(6,754,171)  $(3,377,085) $(3,377,086)  $(13,508,342)
                           ===========   ===========  ===========   ============



   The accompanying notes are an integral part of these financial statements.

                            MUSICAM EXPRESS, L.L.C.

                            STATEMENTS OF CASH FLOWS

                             Six Months Ended June
                                      30,             Year Ended December 31,
                            ------------------------  ------------------------
                               2000         1999         1999         1998
                            -----------  -----------  -----------  -----------
                                  (unaudited)
Cash flows from operating
 activities:
  Net loss................  $(2,024,345) $(1,803,533) $(7,308,093) $(5,276,738)
  Adjustments to reconcile
   net loss to net cash
   used in operating
   activities:
    Depreciation and
     amortization.........      403,540    1,130,884    1,860,408    2,142,008
    Impairment charge.....      971,875          --     4,054,798          --
    Cumulative effect of
     change in accounting
     principle............          --        86,118       86,118          --
    Loss on disposal of
     property and
     equipment............       23,810        1,756        2,648       73,040
    Changes in operating
     assets and
     liabilities:
      Trade accounts
       receivable.........       16,182       42,496       43,745      (33,055)
      Due from affiliate..       (7,500)      62,663       19,780       32,205
      Other current
       assets.............        3,835      (23,812)      (6,563)      36,226
      Other assets........          --           --         2,063          --
      Trade accounts
       payable and accrued
       liabilities........     (146,712)    (237,563)    (309,522)     199,630
      Accrued interest....      376,044      393,358     (418,868)     334,752
                            -----------  -----------  -----------  -----------
        Net cash used in
         operating
         activities.......     (383,271)    (347,633)  (1,973,486)  (2,491,932)
                            -----------  -----------  -----------  -----------
Cash flows from investing
 activities:
  Purchases of property
   and equipment..........     (279,331)     (92,390)    (323,224)     (89,579)
  Software development
   costs incurred.........          --           --           --      (500,000)
  Proceeds from sale of
   property and
   equipment..............       36,325       14,200      148,965      299,825
                            -----------  -----------  -----------  -----------
      Net cash used in
       investing
       activities.........     (243,006)     (78,190)    (174,259)    (289,754)
                            -----------  -----------  -----------  -----------
Cash flows from financing
 activities:
  Capital contributions...          --       312,608    1,794,000    1,500,000
  Proceeds from bank line
   of credit..............      113,860          --        17,736      965,289
  Advances from
   affiliate..............      479,171      449,917      445,098      265,171
                            -----------  -----------  -----------  -----------
      Net cash provided by
       financing
       activities.........      593,031      762,525    2,256,834    2,730,460
                            -----------  -----------  -----------  -----------
Net increase (decrease) in
 cash and cash
 equivalents..............      (33,246)     336,702      109,089      (51,226)
Cash and cash equivalents
 at beginning of period...      127,994       18,905       18,905       70,131
                            -----------  -----------  -----------  -----------
Cash and cash equivalents
 at end of period.........  $    94,748  $   355,607  $   127,994  $    18,905
                            ===========  ===========  ===========  ===========
Supplemental cash flow
 information:
  Interest paid...........  $       --   $    32,580  $ 1,262,500  $       --
                            ===========  ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                            MUSICAM EXPRESS, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

(1) Summary of Significant Accounting Policies

 (a) Description of Business

  Musicam Express, L.L.C. ("Musicam"), a Delaware limited liability company, was formed in February 1996. Musicam is owned 50% by StarGuide Digital Networks, Inc. ("StarGuide"), 25% by Westwood One, Inc. ("Westwood") and 25% by Infinity Broadcasting Corporation ("Infinity"). Musicam serves the radio industry by enabling the transmission, exchange, storage and retrieval of programming, commercials, music releases, affidavits of performance and other information over high-speed digital telecommunications circuits on an on-demand basis.

 (b) Cash and Cash Equivalents

  Cash equivalents are highly liquid investments with original maturities of three months or less. The carrying amounts of cash and cash equivalents approximate fair value due to their short maturities. Musicam maintains substantially all of its cash and cash equivalents within several major financial institutions in the United States. At times, such deposits may be in excess of the amounts of insurance provided on such deposits.

 (c) Financial Instruments

  Financial instruments that potentially subject Musicam to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The carrying amounts for the bank line of credit approximate fair value because this indebtedness is a floating rate obligation. Musicam cannot make a reasonable estimate of the fair value of Due to Affiliate because of its related party nature, without incurring excessive costs. Musicam performs ongoing credit evaluations of its customers, generally does not require collateral from its customers and maintains a reserve for potential credit losses.

 (d) Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of assets, which range from three to seven years using the straight-line method. Leasehold improvements are amortized by the straight-line method over the shorter of the lease term or the estimated useful life of the improvement. Expenditures for repairs and maintenance are charged to expense as incurred.

 (e) Income Taxes

  Musicam is structured as a limited liability corporation. As such, all income and losses pass through to the members. Accordingly, no Federal income tax effects are included in these financial statements.

 (f) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            MUSICAM EXPRESS, L.L.C.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


 (g) Impairment of Long-lived Assets

  Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 (h) Comprehensive Income

  Comprehensive income includes all changes in members' deficit during a period except those resulting from investments by owners and distributions to owners. Comprehensive loss and net loss are the same for all periods presented.

 (i) Capital Contributions

  Musicam's members are required to make capital contributions of up to $1,000,000 per year for StarGuide and $500,000 per year each for Westwood One and Infinity for a five-year period from 1996 - 2000, as agreed upon by the members. Additional capital contributions can be made at the discretion of the members. In the event any member does not make its full capital contribution in any given year, each other member has the option to either be reimbursed by Musicam for an amount that will make its capital contribution proportionate to that of the other members, maintain its capital contribution (even though disproportionate) or maintain its capital contribution and make on its own behalf all or part of the other members' unpaid capital contribution.

 (j) Advertising Costs

  Advertising costs are expensed as incurred. Advertising expense was $-0- in 1999 and $18,061 in 1998. Musicam suspended advertising activities at the start of 1999 and all other sales and marketing activities in mid-1999 in anticipation of a still-pending merger between StarGuide and a publicly-traded competitor of Musicam.

 (k) Revenue Recognition

  Musicam recognizes revenue from the distribution of spot advertising upon delivery. Revenues earned through the transmission of audio programs are recognized during the month of transmission. Musicam also subleases its satellite broadcast capacity to various broadcast stations. Revenue from these arrangements is recognized ratably over the term of the sublease agreement, which is generally 36 months in length.

 (l) Software Development Costs

  The provision of Musicam's services requires equipment in which the embedded software component is essential to its functionality. Costs incurred to establish the technological feasibility of the software are expensed as incurred. Development costs incurred subsequent to establishing technological feasibility of the software are capitalized. Capitalized software development costs are amortized using the straight-line method over the estimated economic life of the related product of five years.

                            MUSICAM EXPRESS, L.L.C.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


 (m) Unaudited Interim Financial Information

  The financial statements as of June 30, 2000 and for the periods ended June 30, 2000 and June 30, 1999 are unaudited. These statements have been prepared in accordance with generally accepted accounting principles for interim financial information, and accordingly, do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

(2) Liquidity

  Musicam has incurred losses from operations during each of the past two years and has an accumulated deficit of $11,483,997 as of December 31, 1999. Musicam's history of operating losses has resulted in continued dependence on StarGuide, Westwood and Infinity to fund operations. Additionally, at December 31, 1999, the Company has a bank line of credit of $9,483,025 which is now due and payable in June 2001. See note 6.

  As discussed in note 8, StarGuide has reached an agreement with Westwood and Infinity to purchase the 50% interest in Musicam owned by Westwood and Infinity. StarGuide management has also indicated its intent to continue funding Musicam's operating cash shortfalls during 2000 and withhold any demand for payment on the $3,547,200 that Musicam owes StarGuide at December 31, 1999, at least through 2000.

(3) Property and Equipment

  Property and equipment as of December 31, 1999 and 1998 are summarized as follows:

                                                           1999         1998
                                                        -----------  ----------
   Office furniture and equipment...................... $   204,455     248,307
   Operations equipment................................   1,338,685   1,323,705
   Network equipment...................................   1,827,256   9,099,684
                                                        -----------  ----------
                                                          3,370,396  10,671,696
   Less accumulated depreciation and amortization......  (1,648,873) (3,613,608)
                                                        -----------  ----------
                                                        $ 1,721,523   7,058,088
                                                        ===========  ==========

  During July 1999, management of Musicam approved a plan to migrate the method used to deliver spot advertisements and programs to radio stations to a new, web-based technology. This new technology does not require the use of certain of the dedicated equipment at each radio station, as required by the old technology. As a result of this shift in delivery technology, an impairment charge of $4,054,798 was recognized in 1999 to reduce the carrying value of certain equipment and capitalized software development costs which were utilized in the prior delivery methodology to their estimated fair values. These remaining book values of the equipment and software development costs were amortized during the remainder of 1999, corresponding with the period in which the related equipment was phased out. The effect of the change in useful lives was to increase depreciation and amortization expense by $316,374 in 1999.

  During January 2000, as a result of a change in the method used to receive Musicam's service at a major customer's affiliate stations beginning in 2000, Musicam determined that certain additional equipment was no longer necessary to be utilized in the delivery process. As such, Musicam removed these assets from service at the affiliate stations and recorded an impairment charge of $971,875 during the six months ended June 30, 2000 to write off the remaining carrying value of the related equipment.

                            MUSICAM EXPRESS, L.L.C.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)


(4) Other Assets

  Other assets consist primarily of software development costs and organizational costs. As described in note 3, capitalized software development costs with a net book value of $400,000 at December 31, 1998 were reduced through an impairment charge to fair value during July 1999. The remaining book value was amortized fully by December 31, 1999, to correspond with the period in which the related equipment was phased out.

  Musicam adopted AICPA Statement of Position No. 98-5, Reporting on the Costs of Start-Up Activities, in 1999 through a cumulative effect of accounting change of $86,118. SOP 98-5 requires that all start-up and organizational costs be expensed as incurred. The adoption of the new standard had no material effect on results of operations in 1999, exclusive of the cumulative effect.

(5) Leases

  Musicam leases office and other space under operating leases that expire at various dates through 2002. Future minimum rental obligations as of December 31, 1999 are as follows:

                                                                       Rental
                                                                     obligations
                                                                     -----------
   2000.............................................................   $37,884
   2001.............................................................    37,884
   2002.............................................................     6,314
                                                                       -------
     Total..........................................................   $82,082
                                                                       =======

  Rent expense was $47,285 in 1999 and $115,718 in 1998.

(6) Bank Line of Credit

  At December 31, 1999, Musicam had $9,483,025 outstanding under a line of credit agreement with a bank that provided for maximum borrowings of $10,000,000 through June 12, 2000. Borrowings under the line of credit bear interest at the prime rate plus 1.25% (9.75% at December 31, 1999) and are guaranteed by Westwood One and Infinity.

  On September 14, 2000, Musicam entered into an agreement with the bank to extend the due date for the line of credit to June 12, 2001. All other terms and conditions of the line of credit remained unchanged. Accordingly, the amount outstanding at December 31, 1999 has been reclassified from current liabilities to long-term liabilities.

(7) Due From Affiliate/Due To Affiliate

  Amounts due from affiliate represent receivables arising from the performance of services by Musicam for Westwood One. Amounts due to affiliate represent advances to Musicam from StarGuide in excess of StarGuide's required capital contributions. The amounts due to affiliate bear no interest and have no agreed upon repayment date. As discussed in note 2, StarGuide has committed to funding Musicam's cash shortfalls through 2000 and, as part of this commitment, has agreed not to call this debt during 2000.

  Revenues for services provided to Westwood One were approximately $696,348 and $771,607 in 1999 and 1998, respectively. Westwood One provides Musicam with satellite transponder space through which Musicam distributes certain programming. Cost of sales during 1999 and 1998 include $240,684 and $238,092,

                            MUSICAM EXPRESS, L.L.C.

(Amounts and information with respect to June 30, 2000 and 1999 are unaudited)

respectively, related to the cost of using this transponder space. The transponder space is leased on a month-to-month basis.

(8) Other

  In April 2000, StarGuide reached an agreement to purchase the 50% interest in Musicam owned by Westwood One and Infinity in exchange for 400,000 shares of StarGuide Class B common stock plus the assumption of any outstanding bank debt and other liabilities of Musicam. The transaction is expected to close in the fourth quarter of 2000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  by and among

                       DIGITAL GENERATION SYSTEMS, INC.,

                           SG NEVADA MERGER SUB INC.,

                                      and

                        STARGUIDE DIGITAL NETWORKS, INC.

                            dated as of July 7, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 ARTICLE I. DEFINITIONS..................................................   2
    1.1  Certain Definitions............................................    2
    1.2  Certain Additional Definitions.................................    5

 ARTICLE II. THE MERGER..................................................   6
    2.1  The Merger.....................................................    6
    2.2  Closing........................................................    6
    2.3  Merger Filings; Effective Time.................................    6
    2.4  Effect of the Merger...........................................    6
    2.5  Articles of Incorporation and Bylaws of the Surviving
          Corporation...................................................    6
    2.6  Directors and Officers of the Surviving Corporation............    7

 ARTICLE III. EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
  CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES.....................   7
    3.1  Effect on Capital Stock........................................    7
    3.2  Exchange of Certificates.......................................    8
    3.3  Dissenting Shares..............................................   10
    3.4  Employee Stock Options and Equity Incentives...................   10
    3.5  Conversion of Company Common Stock Equivalents.................   11

 ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............  11
    4.1  Organization...................................................   11
    4.2  Authority......................................................   11
    4.3  No Violation; Third Party Consents.............................   11
    4.4  Government Consents............................................   12
    4.5  Company Capitalization.........................................   12
    4.6  Subsidiaries and Investments...................................   13
    4.7  Financial Statements...........................................   13
    4.8  No Undisclosed Liabilities.....................................   13
    4.9  Intellectual Property and Proprietary Rights...................   13
    4.10 Material Company Contracts.....................................   15
    4.11 Material Company Licenses......................................   16
    4.12 Company Benefit Plans..........................................   16
    4.13 Sufficiency of Assets..........................................   17
    4.14 Litigation; Governmental Orders................................   17
    4.15 Compliance with Laws...........................................   17
    4.16 Tax Matters....................................................   17
    4.17 Environmental Matters..........................................   19
    4.18 No Material Misrepresentations or Omissions by the Company.....   19
    4.19 Brokers........................................................   19
    4.20 Title to Properties............................................   19
    4.21 Labor Matters..................................................   19
    4.22 Insurance......................................................   19
    4.23 Dividends......................................................   20
    4.24 Fairness Opinion...............................................   20

                                                                           Page
                                                                           ----
 ARTICLE V. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.......  20
     5.1  Organization...................................................   20
     5.2  Authority......................................................   20
     5.3  Parent Common Stock............................................   20
     5.4  Reports and Financial Statements...............................   21
     5.5  Brokers........................................................   21
     5.6  Subsidiaries...................................................   21
     5.7  Dividends......................................................   21
     5.8  Fairness Opinion...............................................   21

 ARTICLE VI. COVENANTS AND AGREEMENTS.....................................  22
     6.1  Conduct of Business............................................   22
     6.2  Access and Information.........................................   24
     6.3  Further Actions................................................   25
     6.4  Fulfillment of Conditions by the Company.......................   26
     6.5  Fulfillment of Conditions by Parent and Merger Sub.............   26
     6.6  Publicity......................................................   26
     6.7  Transaction Costs..............................................   26
     6.8  Employees and Employee Benefit Matters.........................   27
     6.9  Indemnification; Officers' and Directors' Insurance............   27
     6.10 Treatment for Tax Purposes.....................................   28
     6.11 Non-Solicitation...............................................   28
     6.12 Superior Proposals.............................................   28
     6.13 Sale of Company Common Stock...................................   29
     6.14 Confidentiality................................................   29
     6.15 Board of Directors of Parent...................................   29
     6.16 Lock-up Agreements.............................................   29
     6.17 State Takeover Laws............................................   30

 ARTICLE VII. CLOSING CONDITIONS..........................................  30
     7.1  Conditions to Each Party's Obligation to Effect the Merger.....   30
     7.2  Conditions to Obligations of Parent and Merger Sub.............   31
     7.3  Conditions to Obligations of the Company.......................   31

 ARTICLE VIII. TERMINATION................................................  33
     8.1  Termination....................................................   33
     8.2  Effect of Termination..........................................   33

 ARTICLE IX. SURVIVAL; INDEMNIFICATION....................................  34

 ARTICLE X. MISCELLANEOUS.................................................  34
    10.1  Notices........................................................   34
    10.2  Attorneys' Fees and Costs......................................   35
    10.3  Assignment.....................................................   35
    10.4  Amendments and Waiver..........................................   35
    10.5  Entire Agreement...............................................   35
    10.6  Representations and Warranties Complete........................   35
    10.7  Third Party Beneficiaries......................................   35
    10.8  Governing Law..................................................   36
    10.9  Neutral Construction...........................................   36
    10.10 Severability...................................................   36

                                                                            Page
                                                                            ----
    10.11 Headings; Interpretation; Schedules and Exhibits................   36
    10.12 WAIVER OF JURY TRIAL............................................   36
    10.13 Counterparts....................................................   36

                                   SCHEDULES

 4.3     Company Third Party Consents
 4.5(b)  Rights To Acquire Company Stock
 4.6     Company Subsidiaries and Interests
 4.7     Company Financial Statements
 4.8     Company Liabilities
 4.9(c)  Company Intellectual Property Encumbrances
 4.9(e)  Company Intellectual Property Claims
 4.10(a) Material Company Contracts
 4.12(a) Company Benefit Plans
 4.14    Company Litigation
 4.16(a) Company Tax Filings
 4.16(c) Company Tax Adjustments
 4.16(e) Company Tax Audits
 4.16(g) Company Tax Waivers
 4.16(m) Company Tax Claims
 4.16(p) Company Tax Extensions
 4.22    Company Insurance
 5.2     Shareholder Voting Agreements
 5.3(b)  Rights To Acquire Parent Stock
 6.1(c)  Exceptions to Negative Covenants of Company
 6.16(a) Persons Subject to Lock-up Agreements

                                    EXHIBITS

 A       Articles of Merger
 B       Form of Lock-up Agreement

                         AGREEMENT AND PLAN OF MERGER

  THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of July 7, 2000, by and among Digital Generation Systems, a California corporation ("Parent"), SG Nevada Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and StarGuide Digital Networks, Inc., a Nevada corporation (the "Company").

                                  WITNESSETH:

  WHEREAS, Parent and the Company are each in the business of providing digital content compression, storage, and distribution services and share similar technology;

  WHEREAS, Parent operates a nationwide digital network delivering audio, video, image and data content from advertisers and advertising agencies to radio and television stations in the United States and in Canada;

  WHEREAS, the Company holds the rights to certain United States and foreign patents and has filed applications for additional patents in the United States and in foreign countries, which patents and patent applications cover certain technology useful and necessary for the successful future operations of Parent's business;

  WHEREAS, Parent seeks to share the technology covered by the aforementioned patents and patent applications of the Company for use in Parent's business, and the Company seeks to provide Parent with access to such technology pursuant to the terms and conditions herein;

  WHEREAS, a Special Committee of the Board of Directors of Parent (the "Parent Special Committee") has unanimously determined, and the Boards of Directors of Parent, Merger Sub and the Company have each unanimously determined, that it is in the best interests of their respective shareholders to effect a merger of Merger Sub with and into the Company, after which the Company will survive and become, as a result of the transactions contemplated herein, a wholly-owned subsidiary of Parent (the "Merger"), and pursuant to which, among other things, each issued and outstanding share of Company Common Stock (as defined below) will be converted into the right to receive the Conversion Number (as defined below) of a fully paid and nonassessable share of Parent Common Stock (as defined below), all upon the terms and subject to the conditions set forth herein;

  WHEREAS, the Boards of Directors of Parent and the Company and the sole stockholder of Merger Sub have approved and adopted this Agreement and the Merger;

  WHEREAS, Parent shareholders Lawrence D. Lenihan, Michael G. Linnert, and Scott K. Ginsburg, and Company shareholder Scott K. Ginsburg have each executed a Shareholder Voting Agreement with the Company, agreeing to vote in favor of the Merger;

  WHEREAS, the Company, Merger Sub, and Parent desire to make certain representations, warranties, covenants, and agreements in connection with the transactions contemplated hereby, all as more fully set forth herein;

  WHEREAS, for United States federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined below), and this Agreement shall be, and hereby is, adopted as a plan of reorganization for purposes of Section 368 of the Code; and

  WHEREAS, Merger Sub was formed solely for the purpose of effecting the Merger and will conduct no other activity.

                                   AGREEMENT

  NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, the mutual benefits to be gained by the performance of such covenants, promises and agreements, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and accepted, the parties hereto hereby agree as follows:

                                  ARTICLE I.

                                  DEFINITIONS

  1.1 Certain Definitions. For all purposes of and under this Agreement, the following terms shall have the respective meanings set forth below:

  (a) "Action" means any claim, action, suit or proceeding, arbitral action, governmental investigation or criminal prosecution.

  (b) "Affiliate" means any "affiliate" as defined in Rule 144(a)(1) promulgated under the Securities Act.

  (c) "Benefit Plan" means any employment, bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, equity (or equity-based), leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, workmen's compensation or other insurance, severance, separation, termination, change of control or other benefit plan, agreement (including any collective bargaining agreement), practice, policy or arrangement, whether written or oral, and whether or not subject to ERISA (including, without limitation, any "employee benefit plan" within the meaning of Section 3(3) of ERISA).

  (d) "Business Day" means any weekday (Monday through Friday) on which commercial banks in New York, New York are open for business.

  (e) "Code" means the Internal Revenue Code of 1986, as amended and any successor statute thereto.

  (f) "Company Common Stock" means the common stock, par value $0.001 per share, of the Company.

  (g) "Company Common Stock Equivalents" means any options or warrants for the purchase of Company Common Stock, and any other securities of the Company convertible into shares of Company Common Stock.

  (h) "Contract" means any currently enforceable contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, franchise agreement, concession agreement, security interest, guaranty, binding commitment or other agreement or arrangement, whether written or oral.

  (i) "Encumbrance" means any security interest, pledge, mortgage, lien, charge, adverse claim of ownership or use, restriction on transfer (such as a right of first refusal or other similar right), defect of title, or other encumbrance of any kind or character.

  (j) "Environmental Law" means any Law pertaining to land use, air, soil, surface water, groundwater (including the protection, cleanup, removal, remediation or damage thereof), public or employee health or safety or any other environmental matter, including, without limitation, the following laws as in effect on the Closing Date: (i) Clean Air Act (42 U.S.C. (S)7401, et seq.); (ii) Clean Water Act (33 U.S.C. (S)1251, et seq.); (iii) Resource Conservation and Recovery Act (42 U.S.C. (S)6901, et seq.); (iv) Comprehensive Environmental Resource Compensation and Liability Act (42 U.S.C. (S)9601, et seq.); (v) Safe Drinking Water Act (42 U.S.C. (S)300f, et seq.); (vi) Toxic Substances Control Act (15 U.S.C. (S)2601, et seq.); (vii) Rivers and Harbors Act (33 U.S.C. (S)401, et seq.); (viii) Endangered Species Act (16 U.S.C.
(S)1531, et seq.); (ix) Occupational Safety and Health Act (29 U.S.C. (S)651, et seq.); and (x) any other Laws relating to Hazardous Materials or Hazardous Materials Activities.

  (k) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

  (l) "GAAP" means generally accepted accounting principles in the United
States.

  (m) "Governmental Authority" means any government, any governmental entity, department, commission, board, agency or instrumentality, and any court, tribunal, or judicial body of competent jurisdiction, in each case whether federal, state, county, provincial, local or foreign.

  (n) "Governmental Order" means any statute, rule, regulation, order, judgment, injunction, decree, stipulation or determination issued, promulgated or entered by or with any Governmental Authority.

  (o) "Hazardous Material" means any material or substance that is prohibited or regulated by any Environmental Law or that has been designated by any Governmental Authority to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including, but not limited to, asbestos, petroleum, radon gas and radioactive matter.

  (p) "Hazardous Materials Activity" means the handling, transportation, transfer, recycling, storage, use, treatment, manufacture, investigation, removal, remediation, release, exposure of others to, sale or other distribution of any Hazardous Material or any product containing a Hazardous Material.

  (q) "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

  (r) "Intellectual Property" means any: (i) United States and foreign patents, patent applications, patent disclosures, and improvements thereto,
(ii) registered and unregistered United States and foreign trademarks, service marks, trade dress, logos, trade names, and corporate names, the goodwill associated therewith, and the registrations and applications for registration thereof, (iii) registered and unregistered United States and foreign copyrights, and the registrations and applications for registration thereof, and (iv) any Know-How.

  (s) "IRS" means the United States Internal Revenue Service, and any successor agency thereto.

  (t) "Know-How" means any know-how, special knowledge, technical or other information, whether or not patented or patentable, owned or controlled by any Person or its Affiliates at any time prior to or during the term of this Agreement.

  (u) "Law" means any federal, state, county, provincial, local or foreign statute, law, ordinance, regulation, rule, code, or rule of common law.

  (v) "Liability" means any direct or indirect debt, obligation, or liability of any kind or nature, whether accrued or fixed, absolute or contingent, determined or determinable, matured or unmatured, and whether due or to become due, asserted or unasserted, or known or unknown.

  (w) "License" means any franchise, approval, permit, order, authorization, consent, license, registration, or filing, certificate, variance, and any other similar right obtained from or filed with any Governmental Authority.

  (x) "Material Adverse Effect" means any change or effect that is materially adverse to the assets, liabilities, properties, operations, business, prospects, condition (financial or otherwise), or results of operations of the Company, Parent, or Merger Sub, as applicable, except for any such changes or effects resulting directly or indirectly from (i) the transactions contemplated by this Agreement, (ii) the announcement or other disclosure of the transactions contemplated by this Agreement, (iii) changes in any Law, or
(iv) local, state, national, or international economic conditions in general.

  (y) "NGCL" means (i) the General Corporation Law of the State of Nevada, Chapter 92A of the Nevada Revised Statutes, the Mergers and Share Exchange Law, and any successor statutes thereto.

  (z) "Parent Common Stock" means the common stock, without par value, of Parent.

  (aa) "Parent Common Stock Equivalents" means any options or warrants for the purchase of Parent Common Stock, and any other securities of Parent convertible into shares of Parent Common Stock.

  (bb) "Permitted Encumbrances" means (i) Encumbrances for inchoate mechanics' and materialmen's liens for construction in progress and workmen's, repairmen's, warehousemen's, and carriers' liens arising in the ordinary course of business, (ii) Encumbrances for Taxes and other Liabilities not yet due and payable, and for Taxes and other Liabilities being contested in good faith, (iii) Encumbrances in favor of Parent and Merger Sub arising out of, under, or in connection with this Agreement, (iv) Encumbrances reflected on the Company Financial Statements, (v) Encumbrances and imperfections of title the existence of which would not reasonably be expected to materially detract from the value of, interfere with, or otherwise affect the use and enjoyment of the property subject thereto or affected thereby, consistent with past practice, and (vi) solely with respect to each parcel of real property owned, as of the date hereof, by the Company, provided that the following are not violated by existing improvements in any material respect and do not prohibit or materially restrict the continued use and operation of such real property for the same uses and operations as currently conducted, or grant any third party any option or right to acquire or lease a material portion thereof, (A) easements, rights of way, and other similar restrictions which would be shown by a current title report, (B) conditions that may be shown by a current survey, title report, or physical inspection, and (C) zoning, building, and other similar restrictions imposed by applicable Law.

  (cc) "Person" means any individual, general or limited partnership, firm, corporation, limited liability company, association, trust, unincorporated organization, or other entity.

  (dd) "Proprietary Rights" means (i) Intellectual Property; (ii) trade secrets and confidential business information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, research and development information, software, drawings, specifications, designs, plans, proposals, technical data, copyrightable works (including all work in progress), financial, marketing, and business data, pricing and cost information, business and marketing plans, and customer and supplier lists and information); (iii) copies and tangible embodiments thereof (in whatever form or medium); and (iv) licenses granting any rights with respect to any of the foregoing.

  (ee) "SEC" means the United States Securities and Exchange Commission, and any successor agency thereto.

  (ff) "Subsidiary" means (unless otherwise indicated), with respect to a Person, any other Person in which such Person has a direct or indirect equity or other ownership interest in excess of fifty percent (50%).

  (gg) "Securities Act" means the Securities Act of 1933, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

  (hh) "Exchange Act" means the Securities Exchange Act of 1934, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

  (ii) "Tax" means any and all federal, state, local, foreign, provincial, territorial or other taxes, imposts, tariffs, fees, levies or other similar assessments or liabilities and other charges imposed by any taxing authority, including income taxes, ad valorem taxes, excise taxes, withholding taxes, estimated taxes, stamp taxes or other taxes of or with respect to gross receipts, premiums, real property, personal property, windfall profits, sales, use, transfers, licensing, employment, social security, workers' compensation, unemployment, payroll and franchises imposed by or under any Law; and such terms will include any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any such tax or any contest or dispute thereof.

  (jj) "Tax Return" means any declaration, return, report, schedule, certificate, statement or other similar document (including relating or supporting information) required to be filed with a Governmental Authority, or where none is required to be filed with a Governmental Authority, the statement or other document issued by a

Governmental Authority in connection with any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

  (kk) "Treasury Regulations" means temporary and final regulations promulgated under the Code.

  1.2 Certain Additional Definitions

  For all purposes of and under this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective Sections of this Agreement set forth opposite each such term below:

      Term                                                              Section
      ----                                                              --------
      Agreement........................................................ Preamble
      Articles of Merger............................................... 2.3
      Certificates..................................................... 3.2(b)
      Closing.......................................................... 2.2
      Closing Date..................................................... 2.2
      COBRA............................................................ 4.12(a)
      Company.......................................................... Preamble
      Company Articles of Incorporation................................ 2.5(a)
      Company Business Personnel....................................... 4.21
      Company Bylaws................................................... 2.5(b)
      Company Copyrights............................................... 4.9(a)
      Company Equity Sale.............................................. 6.13
      Company Financial Statements..................................... 4.7
      Company Financial Statement Date................................. 4.7
      Company Indemnified Parties...................................... 6.10(a)
      Company Intellectual Property.................................... 4.9(a)
      Company License Agreements....................................... 4.9(a)
      Company Multiemployer Plan....................................... 4.12(b)
      Company Patents.................................................. 4.9(a)
      Company Plan..................................................... 4.12(a)
      Company Software................................................. 4.9(a)
      Company Stockholders' Representative............................. 10.7
      Company Stock Option Plan........................................ 3.5(c)
      Company Technology............................................... 4.9(a)
      Company Trademarks............................................... 4.9(a)
      Conversion Number................................................ 3.1(c)
      Disclosing Party................................................. 6.14
      Dissenting Shares................................................ 3.3(a)
      Effective Time................................................... 2.3
      Exchange Agent................................................... 3.2(a)
      Exchange Fund.................................................... 3.2(a)
      Form S-4......................................................... 6.5(b)
      Lenihan.......................................................... 5.2
      Linnert.......................................................... 5.2
      Lock-up.......................................................... 6.16(a)
      Lock-up Agreement................................................ 6.16(a)
      Lock-up Period................................................... 6.16(a)
      Lock-up Shareholders............................................. 6.16(a)
      Lock-up Shares................................................... 6.16(b)
      Material Company Contract(s)..................................... 4.10(a)
      Material Company License(s)...................................... 4.11
      Maximum Amount................................................... 6.9(b)

      Term                                                              Section
      ----                                                              --------
      Merger........................................................... Recitals
      Merger Sub....................................................... Preamble
      Merger Sub Articles of Incorporation............................. 5.1
      Merger Sub Bylaws................................................ 5.1
      Non-Union Employees.............................................. 6.8
      Parent........................................................... Preamble
      Parent Bylaws.................................................... 5.1
      Parent Certificate of Incorporation.............................. 5.1
      Parent SEC Reports............................................... 5.6
      Parent Shareholders Meeting...................................... 6.5(b)
      Parent Special Committee......................................... Recitals
      Pre-Existing NDA................................................. 6.14
      Receiving Party.................................................. 6.14
      Section 4.9 Schedule............................................. 4.9
      Superior Proposal................................................ 6.12(a)
      Surviving Corporation............................................ 2.1
      Termination Date................................................. 8.1(b)

                                  ARTICLE II.

                                  THE MERGER

  2.1 The Merger. Upon the terms and subject to the conditions set forth herein and in the applicable provisions of the NGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall continue as the surviving corporation of the Merger. The surviving corporation of the Merger shall sometimes be referred to herein as the "Surviving Corporation."

  2.2 Closing. Unless this Agreement is earlier terminated pursuant to Section
8.1 hereof, the consummation of the Merger and the other transactions contemplated hereby shall take place at a closing (the "Closing") to be held at 10:00 a.m., Eastern time, on a date to be designated by Parent and the Company, which date shall be no later than the second (2nd) Business Day after satisfaction and fulfillment or, if permissible pursuant to the terms hereof, waiver of the conditions set forth in Article VII (the "Closing Date"), at the offices of Latham & Watkins, 1001 Pennsylvania Avenue, Suite 1300, Washington, D.C. 20004, unless another time, date, or place is mutually agreed upon in writing by Parent and the Company. At the Closing, the documents, certificates and other instruments set forth in this Article II and Article VII hereof shall be delivered by each of the parties thereto.

  2.3 Merger Filings; Effective Time. Upon the terms and subject to the conditions set forth herein, at the Closing, Parent, Merger Sub, and the Company shall execute and deliver, or cause to be executed and delivered, articles of merger in substantially the form attached hereto as Exhibit A (the "Articles of Merger"), and, as soon as practicable thereafter, Parent, Merger Sub, and the Company shall file, or cause to be filed, the Articles of Merger with the Secretary of State of Nevada in accordance with the applicable provisions of the NGCL. The Merger shall become effective (the "Effective Time") at such time as the Articles of Merger are duly filed with the Secretary of State of Nevada or at such other time as is designated in the Articles of Merger.

  2.4 Effect of the Merger. The Merger shall have the effects set forth in the applicable provisions of the NGCL.

  2.5 Articles of Incorporation and Bylaws of the Surviving Corporation.

  (a) At the Effective Time, the Articles of Incorporation of the Company ("Company Articles of Incorporation"), as in effect immediately prior to the Effective Time, shall thereupon be the Articles of

Incorporation of the Surviving Corporation, until thereafter duly amended in accordance with applicable Law and as provided in such Articles of Incorporation.

  (b) At the Effective Time, the Bylaws of the Company ("Company Bylaws"), as in effect immediately prior to the Effective Time, shall thereupon be the Bylaws of the Surviving Corporation, until thereafter duly amended in accordance with applicable Law and as provided in the Articles of Incorporation and such Bylaws of the Company.

  2.6 Directors and Officers of the Surviving Corporation.

  (a) The directors of Company immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation at and after the Effective Time, each to hold office as a director of the Surviving Corporation in accordance with applicable provisions of the NGCL until their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the Articles of Incorporation and Bylaws of the Surviving Corporation.

  (b) The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation at and after the Effective Time, each to hold office in accordance with the applicable provisions of the NGCL until their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the Articles of Incorporation and Bylaws of the Surviving Corporation.

                                 ARTICLE III.

  EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS;
                           EXCHANGE OF CERTIFICATES

  3.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

  (a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, and such shares shall, collectively, represent all of the issued and outstanding capital stock of the Surviving Corporation.

  (b) Cancellation of Treasury Stock. Each share of Company Common Stock that is owned by the Company or by a wholly-owned subsidiary of the Company shall automatically be canceled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered in exchange therefor.

  (c) Conversion of Company Common Stock. Subject to Section 3.2(e) hereof, each issued and outstanding share of Company Common stock (other than shares to be canceled in accordance with Section 3.1(b) hereof) shall be converted into the Conversion Number (as defined below) of duly authorized, validly issued and nonassessable shares of Parent Common Stock that have been registered with the SEC as provided herein; provided, however, that, in any event, if between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any declared or completed stock dividend, subdivision, reclassification, recapitalization, split, combination, or exchange of shares, the Conversion Number shall be correspondingly adjusted to the extent appropriate to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, or exchange of shares. Subject to the provisions hereof, as of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive upon the surrender of such certificates, certificates representing the shares of Parent Common Stock, and cash in lieu of fractional shares of Parent Common Stock. For purposes hereof, the Conversion Number shall be equal to the value "X" in the following formula (subject to modification as provided in this Section 3.1 and in Section 6.13 hereof):

    X = (1.454 X A) / B

where:

  "A" is equal to the sum of: (i) the total number of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time and
  (ii) the total number of shares of Parent Common Stock issuable upon conversion of any Parent Common Stock Equivalents then in existence; and

  "B" is equal to the sum of: (i) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and (ii) the total number of shares of Company Common Stock issuable upon conversion of any Company Common Stock Equivalents then in existence.

  3.2 Exchange of Certificates.

  (a) Exchange Agent. Immediately following the Effective Time, Parent shall deposit with ChaseMellon Shareholder Services, L.L.C., or such other bank or trust company as may be designated by Parent and the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article III, through the Exchange Agent, certificates representing the shares of Parent Common Stock issuable pursuant to Section 3.1 hereof in exchange for outstanding shares of Company Common Stock together with amounts sufficient in the aggregate to provide all funds necessary for the Exchange Agent to make payments in lieu of fractional shares pursuant to Section 3.2(e) hereof and dividend payments pursuant to Section 3.2(c) hereof (such shares of Parent Common Stock and funds, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the "Exchange Fund").

  (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time of the Merger, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, other than shares to be canceled or retired in accordance with Section 3.1(b) hereof (such certificates, the "Certificates") (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this
Article III, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock to a Person other than the registered holder of such Certificate or establish that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing the appropriate number of whole shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock and any dividends to the extent provided in
Section 3.2(c) hereof as contemplated by this Section 3.2. No interest will be paid or will accrue on any cash payable in lieu of any fractional shares of Parent Common Stock.

  (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.2(e) hereof until the surrender of such Certificate in accordance with this Article III. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.2(e) hereof and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

  (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article III (including any cash paid pursuant to Section 3.2(c) or Section 3.2(e) hereof) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article III, except as otherwise provided by law.

  (e) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates. Each holder of Shares issued and outstanding at the Effective Time which would otherwise be entitled to receive a fractional share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this
Article III (after taking into account all shares of Company Common Stock then held by such holder) shall receive, in lieu thereof, cash in an amount equal to the value of such fractional share, which shall be equal to the fraction of a share of Parent Common Stock that would otherwise be issued multiplied by the closing price for a share of Parent Common Stock on the NASDAQ on the Closing Date.

  (f) Withholding Rights. Each of Parent, the Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any stockholder of the Company such amounts as Parent, the Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent such amounts are so withheld by Parent, the Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the stockholder of the Company in respect of whom such deduction and withholding was made.

  (g) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time of the Merger shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this
Article III shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

  (h) No Liability. None of Parent, Merger Sub, the Company, or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat, or similar law.

  (i) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

  (j) Lost Certificates. In the event that any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen, or destroyed Certificate the Parent Common Stock, and any cash in lieu of fractional shares and any unpaid dividends or distributions with respect to Parent Common Stock, to which they are entitled pursuant hereto.

  3.3 Dissenting Shares.

  (a) Notwithstanding any other term or provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time which are held by stockholders who (i) have not consented to the Merger, (ii) have demanded appraisal for such shares in accordance with the provisions of Section 92A.300 to 92A.500, inclusive, of the NGCL (if such provisions provide for appraisal rights for such shares), and (iii) have not failed to perfect or effectively withdrawn such demand or otherwise lost their appraisal rights (the "Dissenting Shares"), shall not be converted pursuant to Section 3.1(c) hereof or represent the right to receive any Parent Common Stock pursuant to this Article III (but shall be entitled to receive dividends under Section 3.2(d) hereof). Holders of Dissenting Shares shall be entitled to have such shares appraised in accordance with the provisions of Section 92A.300 to 92A.500, inclusive, of the NGCL, except that all Dissenting Shares held by stockholders who have failed to perfect or have effectively withdrawn or otherwise lost their right to appraisal of such shares under such provisions of the NGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive, without any interest thereon, certificates representing the shares of Parent Common Stock, and cash in lieu of fractional shares of Parent Common Stock and any dividends to the extent provided in
Section 3.2(c) hereof to be issued or paid in consideration therefor upon surrender of such certificates in accordance with Section 3.2 hereof.

  (b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of demands for appraisal, and any other instruments served pursuant to the NGCL and received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the NGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demand for appraisal rights.

  3.4 Employee Stock Options and Equity Incentives.

  (a) Simultaneously with the Merger, (i) each outstanding option to purchase a share of Company Common Stock under the Company Stock Option Plans (as defined below) shall be converted into an option to purchase the number of shares of Parent Common Stock equal to the Conversion Number multiplied by the number of shares of Company Common Stock which could have been obtained prior to the Effective Time upon the exercise of each such option, at an exercise price per share equal to the exercise price for each such share of Company Common Stock subject to an option under the Company Stock Option Plans divided by the Conversion Number, and all references in each such option to the Company shall be deemed to refer to Parent, where appropriate, and (ii) Parent shall assume the obligations of the Company under such Company Stock Option Plans. The other terms of each such option, and the plans under which they were issued, shall continue to apply in accordance with their terms, including any provisions providing for acceleration.

  (b) Parent shall (i) reserve for issuance the number of shares of Parent Common Stock that will become subject to the plans referred to in this Section
3.5 and (ii) issue or cause to be issued the appropriate number of shares of Parent Common Stock pursuant to such plans, upon the exercise or maturation of rights existing thereunder at the Effective Time or thereafter granted or awarded.

  (c) For purposes of this Section 3.5, "Company Stock Option Plans" means the StarGuide Digital Networks, Inc. 1996 Stock Option Plan and the StarGuide Digital Networks, Inc. 1999 Equity Incentive Plan.

  3.5 Conversion of Company Common Stock Equivalents. Simultaneously with the Merger, each outstanding Company Common Stock Equivalent (other than options that are subject to Section 3.5 hereof) shall be converted into a Parent Common Stock Equivalent of like character, convertible into the number of shares of Parent Common Stock equal to the Conversion Number multiplied by the number of shares of Company Common Stock which could have been obtained prior to the Effective Time upon the exercise of the right to receive shares of Company Common Stock under each such Company Common Stock Equivalent, at an exercise price per share equal to the exercise price for each such share of Company Common Stock subject to such Company Common Stock Equivalent divided by the Conversion Number, and all references in each such Company Common Stock Equivalent to the Company shall be deemed to refer to Parent, where appropriate.

                                  ARTICLE IV.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company hereby represents and warrants to Parent and Merger Sub as follows:

  4.1 Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has all requisite corporate power and authority to own, operate, or lease the assets and properties now owned, operated, or leased by it, and to conduct its operations as presently conducted by the Company. The Company is duly authorized, qualified, or licensed to do business as a foreign corporation, and is in good standing, under the Laws of each state or other jurisdiction in which the character of its properties owned, operated, or leased, or the nature of its activities, makes such qualification necessary, except in those states and jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. True and complete copies of the Company Articles of Incorporation and Company Bylaws, each as amended and in effect as of the date of this Agreement, have been made available to Parent.

  4.2 Authority. The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company, other than final approval of shareholders. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution, and delivery of this Agreement by Parent and Merger Sub, this Agreement constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium, or similar Laws affecting creditors' rights and relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principles of equity governing specific performance, injunctive relief, and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law). Company Shareholder Scott K. Ginsburg ("Ginsburg") has executed a Shareholder Voting Agreement with respect to his rights to vote Company capital stock, and delivered it to Parent. A copy of such executed Shareholder Voting Agreement is included in Schedule 4.2 hereto. Such Shareholder Voting Agreement has been duly executed and delivered by Ginsburg, and constitutes the legally valid and binding obligation of Ginsburg, enforceable against him in accordance with its terms.

  4.3 No Violation; Third Party Consents. Except as set forth in Schedule 4.3 hereto, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby, will not conflict with or violate in any material respect, constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, give rise to any right of termination, amendment, modification, acceleration or cancellation of any material obligation or loss of any material benefit under, result in the creation of any Encumbrance other than a Permitted Encumbrance on any of the assets of the Company pursuant to, or require the Company to obtain any consent, waiver, approval or action of, make any filing with, or give any notice to any Person as a result or under, the terms and provisions of (i) the Company Articles of Incorporation or the Company Bylaws, (ii) any Contract to which the Company is a party or is bound, or (iii) any Law applicable to the Company, or any Governmental Order issued by a Governmental Authority by which the Company is in any way bound or obligated, except, in the case of clauses
(ii) and (iii) of this Section 4.3, as would not, in any individual case, have a Material Adverse Effect.

  4.4 Government Consents. No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby, except (a) for those consents, waivers, approvals, orders, authorizations, registrations, qualifications, designations, declarations or filings required under or in relation to (i) the HSR Act, (ii) state securities or "blue sky" laws, (iii) the Securities Act, (iv) the Exchange Act, (v) the NGCL with respect to the filing and recordation of appropriate merger documents, (vi) antitrust or merger laws of other jurisdictions; or (b) where the failure to obtain such consent, waiver, approval, order or authorization, or to make such registration, qualification, designation, declaration or filing, would not, in any individual case, reasonably be expected to have a Material Adverse Effect.

  4.5 Company Capitalization

  (a) The authorized capital stock of the Company consists of 120,000,000 shares of Company Common Stock, of which 24,337,729 shares were issued and outstanding as of March 31, 2000. All such issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights created by statute, the Company Articles of Incorporation, the Company Bylaws or any agreement to which the Company is a party or by which it is bound. Except for (i) Company Common Stock issued after the date hereof upon the exercise of warrants and options outstanding as of the date hereof (as set forth in Schedule 4.5(b) hereto), and (ii) the shares of Company Common Stock issued and outstanding as of the date hereof, there are no other issued or outstanding shares of capital stock.

  (b) Except as set forth in Schedule 4.5(b) hereto, as of the date hereof, there are no outstanding options, warrants, calls, rights of conversion or other rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the Company Common Stock to which the Company is a party, or by which it is bound, obligating the Company to issue, deliver or sell, or cause to be issued, delivered, or sold, any shares of Company Common Stock.

  (c) As of the date hereof, there are (i) no rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the Company Common Stock to which the Company is a party, or by which it is bound, obligating the Company to repurchase, redeem or otherwise acquire any issued and outstanding shares of Company Common Stock and (ii) no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company. As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any oral or written agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. No holder of any option to purchase shares of Company Common Stock, or shares of Company Common Stock granted in connection with the performance of services for the Company or its Subsidiaries, is or will be entitled to receive cash from the Company or any of its Subsidiaries in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement (other than in lieu of fractional shares). Neither the Company nor any Subsidiary is a party to any termination benefits agreement or severance agreement or employment agreement which would be triggered by the consummation of the transactions contemplated by this Agreement.

  4.6 Subsidiaries and Investments. Except as set forth in Schedule 4.6 hereto, (i) the Company does not have any Subsidiaries, (ii) none of the Company or its Subsidiaries, directly or indirectly, own or have the right to acquire any equity interest in any other corporation, partnership, joint venture or other business organization, and (iii) none of the Company or its Subsidiaries has made any material investment in or advance of cash or other extension of credit to any Person, or has any material commitment or obligation to do so.

  4.7 Financial Statements. Attached to Schedule 4.7 hereto is a true, correct and complete copy of (i) the audited balance sheet of the Company dated as of December 31, 1999 and the related audited statement of income for the year then ended, and (ii) the unaudited balance sheet of the Company dated as of March 31, 2000 (the "Company Financial Statement Date") and the related unaudited statement of income for the three month period then ended (collectively, the "Company Financial Statements"). The Company Financial Statements, as of their respective dates, fairly present in all material respects in accordance with generally accepted accounting principles ("GAAP") the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to any other adjustments described therein and normal year end audit adjustments and to any other adjustments described therein). Except as required by GAAP, the Company has not, since March 31, 2000, made any change in the accounting practices or policies applied in the preparation of the financial statements. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and other applicable legal and accounting requirements.

  4.8 No Undisclosed Liabilities. The Company has no Liabilities of a type required by GAAP to be set forth on a balance sheet other than (i) the Liabilities reflected on the Company Financial Statements, (ii) Liabilities set forth in Schedule 4.8 hereto, (iii) Liabilities arising under Contracts set forth in Schedule 4.10(a) hereto, and (iv) Liabilities that individually or in the aggregate, have not and would not reasonably be expected to have a Material Adverse Effect.

  4.9 Intellectual Property and Proprietary Rights.

  (a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, the Company and each of its Subsidiaries are the owners of or have the valid and enforceable right to make, use, sell, offer to sell and import all Company Intellectual Property to the extent used in or necessary for the conduct of the Company's or any of its Subsidiaries' business, free and clear of all Encumbrances and free and clear of all licenses to third parties granting any right to use or practice any rights under any Company Intellectual Property. As used in this Agreement, the term "Company Intellectual Property" shall mean: (i) the Company's or any of its Subsidiaries' registered and unregistered trade marks, service marks (including registrations, recordings and applications in the United States Patent and Trademark Office, any state of the United States or any other Governmental Authority worldwide), slogans, trade names, logos and trade dress (collectively, together with the good will symbolized thereby or associated with each, "Company Trademarks"); (ii) all of the Company's or any of its Subsidiaries' national (including, but not limited to, the United States) and multinational statutory invention registrations, patents, patent registrations and patent applications (including, but not limited to, all reissues, divisions, continuations, continuations in part, extensions and reexaminations, and all rights therein provided by law, multinational treaties or conventions) (collectively, "Company Patents"); (iii) all of the Company's or any of its Subsidiaries' national and multinational registered and material unregistered copyrights, including, but not limited to, copyrights in software programs and databases (collectively, "Company Copyrights"); (iv) the Company's or any of its Subsidiaries' software programs, documentation and manuals used in connection therewith and databases (collectively, "Company Software"); (v) all of the Company's or any of its Subsidiaries' (A) inventions, whether patentable or not patentable, whether or not reduced to practice, and not yet made the subject of a pending patent application or applications, (B) ideas and conceptions of potentially patentable subject matter, including, without limitation, any patent disclosures, whether or not reduced to practice and not yet made the subject of a patent application, (C) trade secrets and confidential, technical information (including ideas, formulas, compositions, inventions and conceptions of inventions whether patentable or not patentable and whether or not reduced to practice), (D) technology (including, without limitation, Know-How and show-how), manufacturing and production processes and techniques, service and repair manuals, research and development information, drawings, specifications, designs, plans, proposals, technical data and copyrightable works, whether secret or confidential or not, and all proprietary or confidential business information, (E) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights and (F) all records (including, but not limited to, laboratory, research and testing notebooks) in any accessible format (including, but not limited to, paper records, photographs, audio and visual tape recordings and computer storage media and other information storage media) pertaining to patentable or potentially patentable subject matter and all technical manuals and documentation made or used in connection with any of the foregoing (collectively, "Company Technology"); and (vi) agreements pursuant to which the Company or any of its Subsidiaries has obtained or granted the right to use any of the foregoing (collectively, and together with other agreements to which the Company or any of its Subsidiaries are a party relating to the development, acquisition, use, sale, offer for sale or importation of Company Intellectual Property, "Company License Agreements").

  (b) The Company has delivered a schedule to Parent (the "Section 4.9 Schedule"), which, as of the date hereof, sets forth a true, complete and accurate list of the following Company Intellectual Property items owned by or under obligation of assignment to the Company or any of its Subsidiaries: (i) all registrations of and applications to register Company Trademarks material to the business of the Company or any of its Subsidiaries as conducted on the date of this Agreement; (ii) all unregistered Company Trademarks which are material to the business of the Company or any of its Subsidiaries as conducted on the date of this Agreement; (iii) all Company Patents; (iv) all registrations of and applications to register any Company Copyrights; (v) all Company Software; and (vi) all Company License Agreements, other than off-the-shelf Company Software licenses and licenses accompanying the ordinary sale or delivery of products or services by the Company or any of its Subsidiaries.

  (c) Except as set forth in Schedule 4.9(c) hereto, either the Company or one of its Subsidiaries is the sole and exclusive owner of Company Intellectual Property items set forth in the Section 4.9 Schedule. Except as set forth in
Schedule 4.9(c) hereto, there is no Encumbrance on the right of the Company or any of its Subsidiaries to transfer any of the Company Intellectual Property. Except as otherwise indicated in Schedule 4.9(c) hereto, (i) as of the date of this Agreement, none of the Company Intellectual Property is subject to any pending proceedings, including opposition, cancellation, interference or similar adversarial proceeding by or before any Governmental Authority and no such proceedings are threatened, other than such proceedings that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

  (d) There are no royalties, honoraria, fees or other payments payable by the Company or any of its Subsidiaries in respect of the use or the right to use any Company Intellectual Property to any Person or Governmental Authority (excluding Taxes, governmental or attorneys' fees required in the normal course of obtaining patent, trademark or copyright rights and excluding governmental maintenance fees), except as set forth in the Company License Agreements listed in the Section 4.9 Schedule and pursuant to off-the-shelf Company Software licenses. To the Company's knowledge the Company License Agreements set forth in Section 4.9 Schedule are valid and binding obligations of the parties thereto, enforceable in accordance with their terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors rights generally or general principals of equity, whether considered in a proceeding at law or in equity, and there exists no event or condition which will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by the Company or any of its Subsidiaries (or, to the knowledge of the Company or any of its Subsidiaries, any other party thereto) under any Company License Agreement, except where such violations, breaches or defaults would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

  (e) Except as disclosed in Schedule 4.9(e) hereto or as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) none of the use by the Company or any of its Subsidiaries of any

Company Intellectual Property, the exercise of rights relating to Company Patents, Company Trademarks and Company Copyrights contained within Company Intellectual Property or the conduct of the business of the Company or any of its Subsidiaries infringes or otherwise violates any intellectual property rights (either directly or indirectly, such as through contributory infringement or inducement to infringe) of any third party and (ii) no such claims have been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries which have not been resolved. Except as disclosed in Schedule 4.9(e) hereto, as of the date of this Agreement, no claims that any third party is infringing or otherwise violating any Company Intellectual Property rights of the Company or any of its Subsidiaries are pending or threatened by the Company or any of its Subsidiaries against any third party.

  (f) (i) As of the date of this Agreement, there are no suits or any other proceedings pending or, to the knowledge of the Company, threatened before any Governmental Authority to which the Company or any of its Subsidiaries is a party challenging (A) the Company's or such Subsidiary's rights to own or use any Company Intellectual Property or (B) the validity, enforceability or scope of the Company Intellectual Property and (ii) at the Effective Time, there are no such suits to which the Company or any of its Subsidiaries is a party challenging (A) the Company's or such Subsidiary's rights to own or use any Company Intellectual Property that is material to the business of the Company as conducted or proposed to be conducted on the date of this Agreement or (B) the validity, enforceability or scope of the Company Intellectual Property that is material to the business of the Company as conducted or proposed to be conducted on the date of this Agreement. There are no settlement agreements, consents, judgments, orders, forbearances to sue or similar obligations which materially restrict any rights of the Company or any of its Subsidiaries to
(i) make, use, sell, offer for sale, import or license under any Company Intellectual Property or (ii) conduct its business in order to accommodate a third party's intellectual property rights.

  (g) The Company and each of its Subsidiaries employ reasonable measures to protect the confidentiality of the Company Technology. The Company and each of its Subsidiaries require employees with access to the Company Technology to execute a nondisclosure agreement substantially in accordance with the form(s) previously provided by the Company to Parent. None of the current or former employees, officers or directors of the Company or any of its Subsidiaries (i) is suspected to be in violation of any such agreement or (ii) is suspected of having disclosed any Company Technology to any third party except subject to an appropriate confidentiality agreement or as required by a Governmental Authority.

  (h) The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of any rights of the Company or any of its Subsidiaries to own, use or license any Company Intellectual Property, except where such losses or impairments would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

  (i) Since December 1, 1997, none of the Company or any of its Subsidiaries has disposed of or permitted to lapse any rights to the use of any Company Intellectual Property, or disposed of or disclosed to any Person other than representatives of the Company any Company trade secret, formula, process or Know-How not theretofore a matter of public knowledge other than in the ordinary course of business or pursuant to a secrecy agreement.

  4.10 Material Company Contracts.

  (a) Schedule 4.10(a) hereto contains a list of each Contract to which the Company is a party or by which the Company or any of its assets is bound, as of the date hereof, which is material to the Company, (each, a "Material Company Contract" and, collectively, the "Material Company Contracts"). For purposes of this Agreement, any Contract to which the Company is a party and which obligates the Company to pay or entitles the Company to receive less than $100,000 in annual payments shall be deemed not to be a Material Company Contract and any Contract to which the Company is a party and which obligates the Company to pay or entitles the Company to receive more than $100,000 in annual payments shall be deemed to be a Material Company Contract.

  (b) The Company has made available to Parent and its agents and representatives a copy of each written Material Company Contract. Each Material Company Contract is in full force and effect and represents a valid, binding and enforceable obligation of the Company in accordance with the respective terms thereof and, to the knowledge of the Company, represents a valid, binding and enforceable obligation of each of the other parties thereto. There exists no material breach or material default (or event that with notice or the lapse of time, or both, would constitute a material breach or material default) on the part of the Company or, to the knowledge of the Company, on the part of any other party under any Material Company Contract, in any case which has had or could reasonably be expected to have a Material Adverse Effect. The Company is not currently renegotiating any Material Company Contract or paying liquidated damages in lieu of the performance thereunder.

  4.11 Material Company Licenses. The Company owns or possesses all right, title and interest in and to all Licenses which are necessary to conduct its operations as conducted by the Company as of the date hereof, except for such Licenses which the failure to obtain or possess would not have a Material Adverse Effect (each, a "Material Company License" and, collectively, the "Material Company Licenses"). No loss or expiration of any Material Company License is pending or, to the knowledge of the Company, threatened, other than the expiration of any Material Company Licenses in accordance with the terms thereof which may be renewed in the ordinary course of business.

  4.12 Company Benefit Plans.

  (a) Schedule 4.12(a) hereto lists each Company Plan (as defined in Section 4.12(b)). With respect to each material Company Plan, the Company has made (or as soon as practicable will make) available to Parent a true and correct copy of (i) the three most recent annual reports (Form 5500) filed with the Internal Revenue Service (the "IRS"), (ii) such Company Plan and any amendments thereto, (iii) each trust agreement, insurance contract or administration agreement relating to such Company Plan and the latest financial statements thereof, (iv) the most recent summary plan description of each Company Plan for which a summary plan description is required, (v) the most recent actuarial report or valuation relating to a Company Plan subject to Title IV of ERISA, (vi) the most recent determination letter, if any, issued by the IRS with respect to any Company Plan intended to be qualified under Section 401(a) of the Code and (vii) any written description that exists as of the date of this Agreement of any unwritten Company Plan. Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) each Company Plan complies with all applicable statutes and governmental rules and regulations, including but not limited to ERISA, the Code and the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), and (ii) no "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any Company Plan for which the 30 day notice requirement has not been waived, (iii) none of the Company or its Subsidiaries is or has been obligated to contribute or otherwise may have any liability with respect to any Company Multiemployer Plan (as hereinafter defined), (iv) no action has been taken, or is currently being considered, to terminate any Company Plan subject to Title IV of ERISA, (v) the Company has complied with the continued medical coverage requirements of COBRA, (vi) no Company Plan has engaged in a "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) and (vii) no liability under Title IV or Section 302 of ERISA or Section 412 of the Code has been incurred by the Company that has not been satisfied in full, and to the knowledge of the Company no condition exists that presents a risk to the Company of incurring any such liability. Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, no Company Plan subject to Title IV of ERISA, nor any trust created thereunder, has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived.

  (b) All contributions required to be made with respect to any Company Plan on or prior to the Effective Time have been timely made or are reflected on the most recent balance sheet of the Company. With respect to the Company Plans, no event has occurred in connection with which the Company would be subject to any liability under the terms of such Company Plans, ERISA, the Code or any other applicable law which would have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as set forth in
Schedule 4.12(b) hereto, with respect to any current or former employee, director, officer, consultant or contractor of the Company or its Subsidiaries, consummation of the transactions contemplated by this Agreement shall not result in the payment or provision of additional compensation or benefits or accelerate the vesting, payment or funding of any compensation or benefits. All Company Plans that are intended to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified or a timely application for such determination is pending, and to the knowledge of the Company, there is no reason why any such Company Plan is not so qualified in operation. The Company does not have any material liability or obligation under any welfare plan to provide benefits after termination of employment to any employee or dependent other than as required by ERISA or similar state or local. There are no pending or, to the knowledge of the Company, threatened, claims, suits, audits or investigations related to any Company Plan other than claims for benefits in the ordinary course and other than claims, suits, audits or investigations that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. As used herein, (i) "Company Plan" means each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation or ownership plan, program, agreement or arrangement, each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of Section 3(1) of ERISA); each profit sharing, stock bonus or other "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, retention, consulting, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or its Subsidiaries, including any plan subject to Title IV of ERISA maintained within the past five (5) years by the Company or any of its Subsidiaries and (ii) "Company Multiemployer Plan" means a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) to which the Company is or has been obligated to contribute or otherwise may have any liability.

  4.13 Sufficiency of Assets. The Company owns or has valid rights to use all of the assets necessary for the conduct of its operations in a manner consistent with past practice except in cases where the absence of such rights would not reasonably be expected to have a Material Adverse Effect.

  4.14 Litigation; Governmental Orders. Except as set forth in Schedule 4.14 hereto, and other than with respect to Taxes, which shall be governed by
Section 4.16, as of the date hereof, there are no pending or, to the knowledge of the Company, threatened Actions by any Person or Governmental Authority against or relating to the Company or, to the knowledge of the Company, any current or former employees (in their capacity as such) of the Company, other than those which would not, in any individual case, reasonably be expected to have a Material Adverse Effect.

  4.15 Compliance with Laws. To the knowledge of the Company, the Company is in compliance with each material Law or Governmental Order applicable to the Company, other than those which would not, in any individual case, reasonably be expected to have a Material Adverse Effect.

  4.16 Tax Matters.

  (a) Except as set forth in Schedule 4.16(a), all material federal, state, local and foreign Tax Returns required to be filed (taking into account extensions) by or on behalf of the Company and each of its Subsidiaries (i) have been timely filed and (ii) are true, complete and correct in all material respects.

  (b) All material Taxes payable by or with respect to the Company and each of its Subsidiaries have been timely paid, or adequately reserved for (in accordance with GAAP) in the most recent Company Financial Statements.

  (c) Except as set forth in Schedule 4.16(c), no Tax deficiencies or other adjustments relating to the income Tax Returns or other material Tax Returns of the Company or any of its Subsidiaries have been proposed, asserted or assessed either orally or in writing against the Company or any of its Subsidiaries that remain unpaid. All assessments for Taxes due and owing by or with respect to the Company or any of its Subsidiaries with respect to completed and settled examinations or concluded litigation have been paid.

  (d) There are no material liens for Taxes on any of the assets of the Company or any of its Subsidiaries, other than liens for Taxes not yet due and payable and those being contested in good faith.

  (e) Except as set forth in Schedule 4.16(e), no audits, examinations or other judicial or administrative proceedings have been completed or are presently being conducted with respect to the Company's or any of its Subsidiaries' income Tax Returns or other material Tax Returns, nor has the Company been notified of any request for an audit or examination.

  (f) The Company and each of its Subsidiaries have complied with all rules and Treasury regulations relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any foreign Laws) and have, within the time and in the manner required by law, withheld from employee wages and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under all applicable Laws.

  (g) Except as set forth in Schedule 4.16(g), the Company and each of its Subsidiaries (i) have not waived any statutory period of limitations in respect of Taxes or Tax Returns and no request for any such waiver is currently pending and (ii) are not party to, bound by, or obligated under any agreement, contract or arrangement for the sharing, allocation, or indemnification of Taxes.

  (h) The Company will make available to Parent as requested by Parent, in a timely manner, copies of (i) all federal, state, local and foreign Tax Returns filed by the Company and each of its Subsidiaries for all taxable periods ending on or after December 31, 1996 and all Tax Returns for all other taxable periods with respect to which the statute of limitations has not expired or been closed and (ii) any audit report issued within the last three years (or otherwise with respect to any audit or investigation in progress) relating to Taxes due from or with respect to the Company and each of its Subsidiaries.

  (i) Neither the Company nor any of its Subsidiaries has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a "subsection (f) asset" (as such term is defined in Section 341(f)(4) of the Code) owned by the Company or any of its Subsidiaries.

  (j) The Company is not, and has not been in the last five years, a "United States real property holding corporation" (as such term is defined in Section 897(c)(2) of the Code).

  (k) No requests for rulings or determination letters or competent authority relief with respect to the Company or any of its Subsidiaries is currently pending with any taxing authority with respect to any Taxes, and neither the Company nor any of its Subsidiaries has entered into any closing agreements with respect to Taxes.

  (l) The Company operates at least one significant historic business, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulation Section 1.368-1(d).

  (m) Except as set forth in Schedule 4.16(m), no claim has been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns to the effect that the Company or any of its Subsidiaries is or may be subject to Tax by that jurisdiction.

  (n) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any group defined under a similar or analogous state, local or foreign Law) other than an affiliated group the common parent of which is the Company or (ii) has any liability under Treasury Regulation Section 1.1502-6 (or similar provision under state, local or foreign Law), as a transferee or successor, by contract or otherwise, for Taxes of any other Person.

  (o) Neither the Company nor any of its Subsidiaries has been the subject of any distribution, or distributed the stock of any corporation, in a transaction satisfying the requirements of Section 355(a) of the Code, since April 16, 1997.

  (p) Except as set forth in Schedule 4.16(p), no extension of time with respect to any date on which a Tax Return was or is to be filed by the Company or any of its Subsidiaries is in force.

  (q) Neither the Company nor any of its Subsidiaries has agreed to or is required to include in income any adjustments under Section 481(a) of the Code (or an analogous provision of state, local or foreign Law).

  (r) Neither the Company nor any of its Subsidiaries has any deferred income reportable for a period ending after the Closing Date but that is attributable to a transaction (e.g., an installment sale) occurring in, or resulting from a change of accounting method for, a period ending on or prior to the Closing Date.

  4.17 Environmental Matters. Except for Liabilities not reasonably be expected to result in a Material Adverse Effect, (i) during the course of its operation, the Company has not engaged in any Hazardous Materials Activity in violation of any applicable Environmental Law, and (iii) as of the date hereof, no Action is pending or, to the knowledge of the Company, has been threatened in writing against the Company any of the Hazardous Materials Activities of the Company with respect to its operations.

  4.18 No Material Misrepresentations or Omissions by the Company. No representations or warranties by the Company in this Agreement, nor any document, exhibit, statement, certificate or schedule heretofore or hereinafter furnished to Parent pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary to make the statements or facts contained therein not misleading.

  4.19 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Company directly with Parent without the intervention of any Person on behalf of the Company in such manner as to give rise to any valid claim by any Person against Parent or Merger Sub for a finder's fee, brokerage commission or similar payment, other than Morgan Stanley Dean Witter, whose fees and expenses shall be borne by the Company.

  4.20 Title to Properties. The Company and each of its Subsidiaries owns outright, and has good and marketable title to, all of its owned assets free and clear of all Encumbrances or conflicting claims of any nature whatsoever. None of such assets are subject to restrictions with respect to the transferability thereof and title thereto will not be affected in any way by the transactions described in the Agreement. Neither the Company nor any of its Subsidiaries owns any real property or any interest in real property other than leases of real property.

  4.21 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or labor contract. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any Persons employed by or otherwise performing services for the Company or any of its Subsidiaries (the "Parent Business Personnel"), and there is no unfair labor practice complaint or grievance against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or, to the Company 's knowledge, threatened in writing with respect to the Company Business Personnel, except where such unfair labor practices, complaints or grievances would not, individually or in the aggregate, have a Material Adverse Effect on the Company. There is no labor strike, dispute, slow down or stoppage pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries which may interfere with the respective business activities of the Company or any of its Subsidiaries, except where such disputes, strikes or work stoppages would not, individually in the aggregate, have a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance with all labor, employment and wage payment related laws, regulations and rules, except where the failure to be in such compliance would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

  4.22 Insurance. Schedule 4.22 hereto contains a complete and accurate list and description of all policies of fire, liability, product liability and other forms of insurance presently in effect insuring the Company, its Subsidiaries, and their respective assets.

  4.23 Dividends. No dividends have been paid or declared during the period from July 5, 1999 to July 5, 2000.

  4.24 Fairness Opinion. Prior to voting to approve the Merger, the Company's Board of Directors received an oral opinion from Morgan Stanley Dean Witter that the Conversion Number is fair to the Company's shareholders from a financial point of view.

                                  ARTICLE V.

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

  Parent and Merger Sub hereby jointly and severally represent and warrant to the Company, as follows:

  5.1 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, operate or lease the assets and properties now owned, operated or leased by it, and to conduct its operations as presently conducted by each of Parent and Merger Sub. Each of Parent and Merger Sub is duly authorized, qualified or licensed to do business as a foreign corporation, and is in good standing, under the Laws of each state or other jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those states and jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. True and complete copies of the Certificate of Incorporation (the "Parent Certificate of Incorporation") and Bylaws (the "Parent Bylaws") of Parent, and the Articles of Incorporation ("Merger Sub Articles of Incorporation") and Bylaws ("Merger Sub Bylaws") of Merger Sub, each as amended and in effect as of the date of this Agreement, have been made available to the Company.

  5.2 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of its obligations hereunder, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, other than final approval by shareholders. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a legally valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors' rights and relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law). Each of Parent shareholders Lawrence D. Lenihan ("Lenihan"), Michael G. Linnert ("Linnert"), and Ginsburg has executed a Shareholder Voting Agreement with respect to his rights to vote Parent capital stock, and delivered it to the Company. A copy of each such executed Shareholder Voting Agreement is included in Schedule 5.2 hereto. Each of such Shareholder Voting Agreements has been duly executed and delivered by Lenihan, Linnert, or Ginsburg, as applicable, and constitutes the legally valid and binding obligation of Lenihan, Linnert, or Ginsburg, as applicable, enforceable against Lenihan, Linnert, or Ginsburg, as applicable, in accordance with its terms.

  5.3 Parent Common Stock.

  (a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock, of which 28,080,907 shares have been issued and are outstanding as of March 31, 2000 and 15,000,000 shares of preferred stock, none of which have been issued. All such issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights created by statute, the Parent Certificate of Incorporation, the Parent

Bylaws, or any agreement to which Parent is a party or by which it is bound. Except for (i) Parent Common Stock issued after the date hereof upon the exercise of warrants and options outstanding as of the date hereof (as set forth in Schedule 5.3(b) hereto), and (ii) the shares of Parent Common Stock issued and outstanding as of the date hereof, there are no other issued or outstanding shares of capital stock.

  (b) Except as set forth in Schedule 5.3(b) hereto, as of the date hereof, there are no outstanding options, warrants, calls, rights of conversion, or other rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the Parent Common Stock to which Parent is a party, or by which it is bound, obligating Parent to issue, deliver or sell, or cause to be issued, delivered, or sold, any shares of Parent Common Stock.

  (c) As of the date hereof, there are (i) no rights, agreements, arrangements, or commitments of any kind or character, whether written or oral, relating to the Parent Common Stock to which Parent is a party, or by which it is bound, obligating Parent to repurchase, redeem or otherwise acquire any issued and outstanding shares of Parent Common Stock and (ii) no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to Parent.

  5.4 Reports and Financial Statements. The following reports, proxy statements, and prospectuses filed by Parent with the SEC are publicly available:

  (a) Parent's Annual Reports on Form 10-K filed with the SEC for each of the years ended December 31, 1997, 1998, and 1999;

  (b) Each definitive proxy statement filed by Parent with the SEC since January 1, 1997;

  (c) Each final prospectus filed by Parent with the SEC since January 1, 1997; and

  (d) All Current Reports on Form 8-K filed by Parent with the SEC since December 31, 1997.

  (e) 10-Q, filed by Parent with the SEC for the period ended March 31, 2000.

  As of their respective dates, such reports, proxy statements, and prospectuses filed on or prior to the date hereof (collectively, "Parent SEC Reports") (i) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and (ii) did not contain any untrue statement of material fact or omit any statement of material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except to the extent that any Parent SEC Reports were subsequently amended or modified by a filing prior to the date hereof, such representation is given only with respect to such Parent SEC Report as so amended or modified as of the date of such amendment or modification. Since January 1, 1997 and to the date hereof, Parent has timely filed all material reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC.

  5.5 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Parent directly with the Company without the intervention of any Person on behalf of Parent in such manner as to give rise to any valid claim by any Person against the Company for a finder's fee, brokerage commission or similar payment, other than Chase, Hambrecht & Quist, whose fees and expenses shall be borne by Parent.

  5.6 Subsidiaries. The representations and warranties of Parent set forth in this Article V shall also be deemed to refer to any Subsidiary of Parent.

  5.7 Dividends. No dividends have been paid or declared during the period from July 5, 1999 to July 5, 2000.

  5.8 Fairness Opinion. Prior to voting to approve the Merger, Parent's Board of Directors received an oral opinion from Chase, Hambrecht & Quist that the Conversion Number is fair to Parent's shareholders from a financial point of view.

                                  ARTICLE VI.

                           COVENANTS AND AGREEMENTS

  6.1 Conduct of Business.

  (a) At all times during the period commencing upon the execution and delivery hereof by each of the parties hereto and terminating upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with the terms of Section 8.1 hereof, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), and except as otherwise set forth herein, the Company shall (a) operate in accordance with the ordinary course of business and consistent with past practices, (b) use commercially reasonable efforts to preserve intact the goodwill of the Company and the current relationships of the Company with its officers, employees, customers, suppliers, and others with significant and recurring business dealings with the Company, and (c) maintain the books of account and records of the Company in the usual, regular, and ordinary manner and consistent with past practices.

  (b) At all times during the period commencing upon the execution and delivery hereof by each of the parties hereto and terminating upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with the terms of Section 8.1 hereof, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), Parent shall (a) operate in accordance with the ordinary course of business and consistent with past practices, (b) use commercially reasonable efforts to preserve intact the goodwill of Parent and the current relationships of Parent with its officers, employees, customers, suppliers and others with significant and recurring business dealings with Parent, and (c) maintain the books of account and records of Parent in the usual, regular and ordinary manner and consistent with past practices.

  (c) At all times during the period commencing upon the execution and delivery hereof by each of the parties hereto and terminating upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with the terms of Section 8.1 hereof, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), and except as otherwise contemplated hereby or as set forth in
Schedule 6.1(c) hereto, the Company shall not take, or cause to be taken, any of the following actions:

    (i) redeem or repurchase any outstanding shares of Company Common Stock;

    (ii) split, combine, reclassify or recapitalize any shares of, or declare, set aside or pay any dividend (including, without limitation, an extraordinary dividend) or other distribution (whether in cash, stock or property or any combination thereof) in respect of any class of Company Common Stock or any other securities of the Company or any of its Subsidiaries or redeem, repurchase or otherwise acquire any Company Common Stock or any other securities of the Company or any of its Subsidiaries;

    (iii) other than in conjunction with a Company Equity Sale (as defined in Section 6.13 hereof), authorize for issuance, issue, sell, pledge, deliver or commit to issue, sell, pledge or deliver any Company Common Stock (including, without limitation, any options to acquire any Company Common Stock) or any securities convertible into or exchangeable for any class of Company Common Stock;

    (iv) amend the Company Articles of Incorporation or the Company Bylaws;

    (v) sell, abandon or make any other disposition of any of the assets of the Company other than in the ordinary course of business consistent with past practice;

    (vi) except in the ordinary course of business, incur or assume any Liability; or

    (vii) make any acquisition of all or any part of the capital stock or all or substantially all of the assets, properties or businesses of any other Person in an amount in excess of $500,000.

    (viii) change or agree to rearrange in any material respect the character of the Company's business;

    (ix) (A) adopt, enter into or amend any arrangement which is, or would be, a Company Plan unless otherwise required by applicable Law or this Agreement, or (B) make any change in any actuarial methods or assumptions used in funding any Company Plan or in the assumptions or factors used in determining benefit equivalencies thereunder;

    (x) knowingly waive any right of material value;

    (xi) make any material write down of inventory or material write off as uncollectible of accounts receivable;

    (xii) increase any wage, salary, bonus or other direct or indirect compensation payable or to become payable to any of the employees of the Company, or make any accrual for or commitment or agreement to make or pay the same, other than increases in wages, salary, bonuses or other direct or indirect compensation made in the ordinary course of business consistent with past practice, and those required by any existing Contract or Law;

    (xiii) make any commitment to pay any severance or termination pay to any employee of the Company or any independent contractor, consultant, agent or other representative of the Company, other than commitments to pay such employees of the Company in the ordinary course of business consistent with past practice;

    (xiv) unless otherwise required by Law, make or revoke any material Tax election, settle or compromise any material Tax liability, change (or make a request to any taxing authority to change) any material aspect of its method of accounting for Tax purposes or waive or extend the statute of limitations in respect of any material Taxes;

    (xv) knowingly violate or knowingly fail to perform any material obligation or duty imposed upon it or any Subsidiary by any applicable Law;

    (xvi) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures and other than actions required to be taken by GAAP;

    (xvii) enter into any joint venture, production or marketing arrangement without Parent's prior written consent; or

    (xviii) enter into any contract, agreement, commitment or arrangement to take any action prohibited by this Section 6.1(c).

  (d) At all times during the period commencing upon the execution and delivery hereof by each of the parties hereto and terminating upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with the terms of Section 8.1 hereof, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), and except as otherwise contemplated hereby, Parent shall not take, or cause to be taken, any of the following actions:

    (i) redeem or repurchase any outstanding shares of Parent Common Stock;

    (ii) split, combine, reclassify or recapitalize any shares of, or declare, set aside or pay any dividend (including, without limitation, an extraordinary dividend) or other distribution (whether in cash, stock or property or any combination thereof) in respect of any class of Parent Common Stock or any other securities of Parent or any of its Subsidiaries or redeem, repurchase or otherwise acquire any Parent Common Stock or any other securities of Parent or any of its Subsidiaries;

    (iii) authorize for issuance, issue, sell, pledge, deliver or commit to issue, sell, pledge or deliver any Parent Common Stock (including, without limitation, any options to acquire any Parent Common Stock) or any securities convertible into or exchangeable for any class of Parent Common Stock;

    (iv) amend the Parent Certificate of Incorporation or the Parent Bylaws, permit any amendment to the Merger Sub Articles of Incorporation or the Merger Sub Bylaws, or take any other action that would cause Merger Sub to cease being a wholly-owned subsidiary of Parent;

    (v) sell, abandon or make any other disposition of any of the assets of Parent other than in the ordinary course of business consistent with past practice;

    (vi) except in the ordinary course of business, incur or assume any Liability;

    (vii) make any acquisition of all or any part of the capital stock or all or substantially all of the assets, properties or businesses of any other Person in an amount in excess of $500,000;

    (viii) change or agree to rearrange in any material respect the character of Parent's business;

    (ix) (A) adopt, enter into or amend any arrangement which is, or would be, a Parent Benefit Plan unless otherwise required by applicable Law or this Agreement, or (B) make any change in any actuarial methods or assumptions used in funding any Parent Benefit Plan or in the assumptions or factors used in determining benefit equivalencies thereunder;

    (x) knowingly waive any right of material value;

    (xi) make any material write down of inventory or material write off as uncollectible of accounts receivable;

    (xii) increase any wage, salary, bonus or other direct or indirect compensation payable or to become payable to any of the employees of Parent, or make any accrual for or commitment or agreement to make or pay the same, other than increases in wages, salary, bonuses or other direct or indirect compensation made in the ordinary course of business consistent with past practice, and those required by any existing Contract or Law;

    (xiii) make any commitment to pay any severance or termination pay to any employee of Parent or any independent contractor, consultant, agent or other representative of Parent, other than commitments to pay such employees of Parent in the ordinary course of business consistent with past practice;

    (xiv) unless otherwise required by Law, make or revoke any material Tax election, settle or compromise any material Tax liability, change (or make a request to any taxing authority to change) any material aspect of its method of accounting for Tax purposes or waive or extend the statute of limitations in respect of any material Taxes;

    (xv) knowingly violate or knowingly fail to perform any material obligation or duty imposed upon it or any Subsidiary by any applicable Law;

    (xvi) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures and other than actions required to be taken by GAAP;

    (xvii) enter into any joint venture, production or marketing arrangement without the Company's prior written consent; or

    (xviii) enter into any contract, agreement, commitment or arrangement to take any action prohibited by this Section 6.1(d).

  6.2 Access and Information. Subject to the terms of Section 6.14 hereof, at all times during the period commencing upon the execution and delivery hereof by each of the parties hereto and terminating upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with the terms of Section 8.1 hereof, each of the Company and Parent shall permit the other, and its authorized agents and representatives, to have reasonable access, upon reasonable notice and during normal business hours, to all employees of such party, assets and all relevant books, records and documents of or relating to such party, and shall furnish to such other party such information and data, financial records and other documents relating to such party as such other party may reasonably request. Each party shall permit the other party and its agents and representatives reasonable access to such party's accountants, auditors and suppliers for reasonable consultation or verification of any information obtained by such other party during the course of any investigation conducted pursuant to this Section 6.2, and shall use all commercially reasonable efforts to cause such Persons to cooperate with such other party and its agents and representatives in such consultations and in verifying such information.

  6.3 Further Actions.

  (a) Upon the terms and subject to the conditions set forth in this Agreement (including, without limitation, the terms of Section 6.3(b) hereof), the Company, Parent and Merger Sub shall each use its respective commercially reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated hereby, including, without limitation: (i) obtaining all necessary actions or nonactions, waivers, consents, approvals, authorizations, qualifications and other orders of any Governmental Authorities with competent jurisdiction over the transactions contemplated hereby, (ii) obtaining all necessary consents, approvals or waivers from third parties, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including, without limitation, seeking to have vacated or reversed any stay or temporary restraining order entered by any Governmental Authority prohibiting or otherwise restraining the consummation of the transactions contemplated hereby, and (iv) executing and delivering any additional instruments, certificates and other documents necessary or advisable to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.

  (b) Without limiting the generality of the foregoing, the Company, Parent and Merger Sub hereby agree to provide promptly to Governmental Authorities with regulatory jurisdiction over enforcement of any applicable antitrust laws all information and documents requested by any such Governmental Authorities or necessary, proper or advisable to permit consummation of the transactions contemplated hereby, and to file any Notification and Report Form and related material required under the HSR Act as soon as practicable after the date hereof. The Company, Parent and Merger Sub shall each thereafter use its respective commercially reasonable best efforts to complete as soon as practicable its substantial compliance with any requests for additional information or documentary material that may be made under the HSR Act. The Company, Parent and Merger Sub hereby further agree to use their respective commercially reasonable best efforts to (i) obtain any governmental clearances required for consummation of the transactions contemplated hereby, (ii) respond to any government request for information, (iii) contest and resist any action, including any legislative, administrative or judicial action, and have vacated, lifted, reversed or overturned, any Governmental Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated hereby, including, without limitation, by using all legal efforts to vigorously pursue all available avenues of administrative and judicial appeal and all available legislative action, and (iv) in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would prohibit, prevent, delay or otherwise restrain the consummation of the transactions contemplated hereby, to cause the relevant Governmental Authorities to vacate, modify or suspend such injunction or order so as to permit the consummation of the transactions contemplated hereby prior to the Termination Date (as defined below).

  (c) Parent shall file all reports required to be filed by Parent with the SEC (whether required as a result of this Agreement and the transactions contemplated thereby or otherwise) between the date commencing upon the execution and delivery hereof by each of the parties hereto and terminating upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with the terms of Section 8.1 hereof, and shall deliver to the Company copies of all such filings promptly.

  (d) The Company, Parent, and Merger Sub each acknowledges and agrees that any action to be taken by Parent or Merger Sub with respect to this Agreement or the Merger shall be subject to approval by a majority of the Parent Special Committee, and shall not require approval by a majority of the Board of Directors of Parent.

  6.4 Fulfillment of Conditions by the Company

  (a) The Company shall not knowingly take or cause to be taken, or fail to take or cause to be taken, any action that would cause the conditions to the obligations of the Company or Parent and Merger Sub to consummate the transactions contemplated hereby to fail to be satisfied or fulfilled at or prior to the Closing, including, without limitation, by taking or causing to be taken, or failing to take or cause to be taken, any action that would cause the representations and warranties made by the Company in Article IV hereof to fail to be true and correct as of the Closing in all material respects. The Company shall take, or cause to be taken, all commercially reasonable actions within its power to cause to be satisfied or fulfilled, at or prior to the Closing, the conditions precedent to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby as set forth in Article VII hereof.

  (b) Without limiting the generality of the foregoing, as soon as practicable following the date of this Agreement, the Company shall cause no less than 90% of shares of Company Common Stock that are issued and outstanding as of the time the vote under this Section 6.4(b) is made to vote in favor of approving the transactions contemplated by this Agreement.

  6.5 Fulfillment of Conditions by Parent and Merger Sub.

  (a) Parent and Merger Sub shall not knowingly take or cause to be taken, or fail to take or cause to be taken, any action that would cause the conditions to the obligations of the Company or Parent and Merger Sub to consummate the transactions contemplated hereby to fail to be satisfied or fulfilled at or prior to the Closing, including, without limitation, by taking or causing to be taken, or failing to take or cause to be taken, any action that would cause the representations and warranties made by Parent and Merger Sub in Article V hereof to fail to be true and correct as of the Closing in all material respects. Parent and Merger Sub shall take, or cause to be taken, all commercially reasonable actions within its respective power to cause to be satisfied or fulfilled, at or prior to the Closing, the conditions precedent to the obligations of the Company to consummate the transactions contemplated hereby as set forth in Article VII hereof.

  (b) Without limiting the generality of the foregoing, as soon as practicable following the date of this Agreement, Parent shall (i) prepare and file with the SEC a proxy statement and a registration statement on SEC Form S-4, in which the proxy statement shall be included as a prospectus (the "Form S-4"),
(ii) use reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (iii) use reasonable efforts to cause the Proxy Statement to be mailed to Parent's shareholders, respectively, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, (iv) take any action required to be taken under any applicable securities or "blue sky" laws in connection with the issuance of Parent Common Stock pursuant to the Merger, (v) subject to
Section 6.12(a) hereof, duly call, give notice of, convene and hold a meeting of its shareholders (the "Parent Shareholders Meeting") for the purpose of obtaining the approval of the transactions contemplated by this Agreement, and
(vi) through its Board of Directors, subject to the good faith exercise of its fiduciary duties, recommend to Parent's shareholders that they approve the transactions contemplated by this Agreement.

  6.6 Publicity. The Company, Parent and Merger Sub shall cooperate with each other in the development and distribution of all news releases and other public disclosures relating to the transactions contemplated by this Agreement. Neither the Company nor Parent and Merger Sub shall issue or make, or allow to have issued or made, any press release or public announcement concerning the transactions contemplated by this Agreement without the consent of the other party or parties hereto, except as otherwise required by applicable Law, but in any event only after giving the other party or parties hereto a reasonable opportunity to comment on such release or announcement in advance, consistent with such applicable legal requirements.

  6.7 Transaction Costs. If the transactions contemplated hereby are consummated, Parent shall pay directly to the applicable payee all transaction costs and expenses (including legal, accounting and other professional fees and expenses and other fees described in Section 4.19 and Section 5.19 hereof) that Parent, Merger Sub, and the Company incur in connection with the negotiation, execution and performance of this

Agreement and the consummation of the transactions contemplated hereby. Except as provided in Section 6.12 hereof, if the transactions contemplated hereby are not consummated, (i) the Company shall pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses and other fees described in Section 4.19 hereof) that it incurs in connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, and (ii) Parent shall pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses and other fees described in Section 5.19 hereof) that Parent and Merger Sub incur in connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby.

  6.8 Employees and Employee Benefit Matters. As of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, retain the employment of all employees of the Company. From and after the Effective Time, each employee of the Company whose employment is not covered by a collective bargaining agreement ("Non-Union Employees") shall be employed by the Surviving Corporation or Parent at a salary and on terms and conditions (and with employee benefits (including, without limitation, benefits of the type described in Section 3(1) of ERISA)) that are at least as favorable in the aggregate as those provided by the Company (or its Affiliates) immediately before the execution hereof. With regard to any Non-Union Employees permitted to participate in employee benefit plans or arrangements sponsored or maintained by Parent, Parent shall provide each such Non-Union Employee credit for years of service with the Company prior to the Effective Time for (i) the purpose of eligibility and vesting under Parent's health, vacation and other employee benefit plans (including, without limitation, any "employee benefit plan," as defined in Section 3(2) of ERISA, maintained or sponsored by Parent), and (ii) any and all pre-existing condition limitations and eligibility waiting periods under group health plans of Parent, and shall cause to be credited to any deductible out-of-pocket expenses under any health plans of Parent any deductibles or out-of-pocket expenses incurred by Non-Union Employees and their beneficiaries and dependents during the portion of the calendar year prior to their participation in the health plans of Parent. Notwithstanding any other provision of this Agreement, employees of the Company who are covered by a collective bargaining agreement on and after the Effective Time shall receive benefits in accordance with the terms of such agreement.

  6.9 Indemnification; Officers' and Directors' Insurance.

  (a) From and after the Closing, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify and hold harmless each former director and officer of the Company (the "Company Indemnified Parties"), against any and all demands, claims, complaints, actions, or causes of action, suits, proceedings, investigations, arbitrations, assessments, losses, fees, damages, liabilities, obligations (including those arising out of any action such as a settlement or compromise thereof or judgement or award therein) and any out-of-pocket costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements incurred or suffered by any of the Company Indemnified Parties in connection with any Liabilities or any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Company would have been permitted under the Company Articles of Incorporation and Company Bylaws, in each case as in effect on the date hereof, to indemnify such Company Indemnified Parties, and (ii) advance reasonable expenses as incurred by any Company Indemnified Party in connection with any matters for which such Company Indemnified Party is entitled to indemnification from Parent and the Surviving Corporation pursuant to this Section 6.9(a) to the fullest extent permitted under the Company Articles of Incorporation and Company Bylaws.

  (b) For a period of six (6) years following the Closing, Parent shall maintain, or shall cause the Surviving Corporation to maintain (to the extent available in the market), in effect a directors' and officers' liability insurance policy covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (copies of which have been heretofore delivered by the Company to Parent and its agents and representatives) with coverage in amount and scope at least as favorable as the Company's existing coverage; provided, however, that in no event shall Parent be obligated to expend in any one year, in order to maintain or provide insurance coverage pursuant to this Section 6.9(b) any amount in excess of 110% of the amount of the annual premiums made as of the date hereof by the Company for such insurance (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent shall use its reasonable best efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for a premium equal to the Maximum Amount.

  (c) The terms and provisions of this Section 6.9 are intended to be in addition to the rights otherwise available to the Company Indemnified Parties by applicable Law, charter, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, the Company Indemnified Parties and their respective heirs and representatives.

  6.10 Treatment for Tax Purposes. The Company and Parent intend that the Merger qualify as, and consistent with such intention, unless in contravention of applicable Law, the Company and Parent shall, and Parent shall cause the Surviving Corporation to, treat the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  6.11 Non-Solicitation. Subject to the provisions of Section 6.12 hereof, from the date hereof through the Effective Time, each of Parent and the Company agrees that neither it nor any of its Subsidiaries, representatives, or agents shall encourage, solicit, make, or accept any offers for or engage in any discussions or negotiations regarding any combinations of it or any or any if its Subsidiaries with, or sale of any assets or securities of it or any of its Subsidiaries, to any third party.

  6.12 Superior Proposals.

  (a) Notwithstanding anything to the contrary in this Agreement, prior to the Effective Time, Parent may, to the extent the Special Committee or the Board of Directors of Parent by a majority disinterested vote determines, in the good faith exercise of its fiduciary duties, that it would be in the best interests of Parent or its shareholders to do so, participate in discussion or negotiations with, and furnish non-public information, and afford access to the properties, books, records, officers, employees and representatives of Parent to any Person, entity or group after such Person, entity or group has delivered to Parent in writing, a proposal to acquire all or a portion of Parent or Parent's assets or business, which the Special Committee or the Board of Directors of Parent by a majority disinterested vote determines, in its good faith reasonable judgment, if consummated would be more favorable to Parent or its shareholders than the transactions contemplated by this Agreement (a "Superior Proposal"). In the event Parent receives a Superior Proposal, nothing contained in this Agreement will prevent the Special Committee from recommending and the Board of Directors of Parent from executing or entering into an agreement relating to such Superior Proposal and recommending such Superior Proposal to its shareholders, if the Special Committee or the Board of Directors of Parent by a majority disinterested vote determines in good faith that it is appropriate to do so; in such case, the Special Committee and the Board of Directors of Parent may withdraw, modify or refrain from making its recommendation of the Merger, and, to the extent it does so, Parent may refrain from calling, providing notice of and holding the Parent Shareholders Meeting to adopt this Agreement and from soliciting proxies or consents to secure the vote or written consent of its shareholders to adopt this Agreement and may terminate this Agreement; provided however that Parent shall (i) promptly (and in no event later than 24 hours after receipt thereof) notify the Company that the Special Committee or Parent's Board of Directors, as applicable, has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal and (ii) terminate this Agreement by written notice to the Company provided no sooner than 48 hours after the Company's receipt of a copy of such Superior Proposal (or a description of the material terms and conditions thereof). Nothing contained in this Section 6.12 (a) shall prevent the Special Committee or the Board of Directors of Parent from taking and disclosing to Parent's shareholders a position as required by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer, provided that such disclosure states that no action will be taken by the Special Committee or the Board of Directors of the Company in violation of this Section 6.12. Notwithstanding anything to the contrary in this Agreement, prior to the Effective Time, Parent may, in connection with a possible Superior Proposal, refer any third party to this Section 6.12 and make a copy of this Section 6.12 available to a third party.

  (b) In the event that the Merger is not consummated by virtue of the termination of this Agreement pursuant to Section 6.12(a)(iii) or Section 8.1(c) hereof, Parent shall (i) pay to the Company $7,500,000 and (ii) pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses and other fees described in Section 4.19 hereof), incurred by the Company in connection with the negotiation, execution, and performance of this Agreement and the consummation of the transactions contemplated hereby. Such payment shall be by wire transfer of immediately available funds to an account designated by the Company promptly after the Board of Directors of Parent has determined to recommend the Superior Proposal.

  6.13 Sale of Company Common Stock. Notwithstanding anything herein to the contrary, the Company shall have the right, at any time prior to the earlier of (i) the issuance by Parent of a proxy statement to its shareholders soliciting the vote of such shareholders in favor of the Merger, or (ii) the Closing Date, to issue and sell for cash shares of Company Common Stock in one or more arms-length and non-affiliate transactions (each, a "Company Equity Sale"). All terms and conditions of this Agreement shall apply with respect to any shares of Company Common Stock issued and sold in a Company Equity Sale, and to the holders thereof. The Company's right to sell equity through Company Equity Sales is subject to the following conditions: (i) the price of the shares of Company Common Stock sold through Company Equity Sales shall not exceed $100,000,000 in the aggregate and (ii) each purchaser of shares of Company Common Stock in a Company Equity Sale shall agree in writing prior to consummation of such sale to vote in favor of the Merger. In the event that the Company conducts a Company Equity Sale, prior to consummation thereof, Parent and Company shall negotiate in good faith an adjustment to the Conversion Number to reflect such Company Equity Sale.

  6.14 Confidentiality. The parties hereby acknowledge the application of the terms of the Reciprocal Non-Disclosure Agreement, dated October 12, 1999, by and between Parent and the Company (the "Pre-Existing NDA"), to this Agreement and the purposes and transactions contemplated by it, and further agree that, in addition to the provisions thereof, no party shall, directly or indirectly:
(i) make any disclosure relating to the Merger, (ii) make any disclosure regarding the content of this Agreement or that the parties have entered into it, or (iii) in the case of the Company, disclose any information received from Parent or Merger Sub or their respective representatives or agents in connection with the Merger and, in the case of either Parent or Merger Sub, disclose any information received from the Company or its representatives or agents in connection with the Merger, including without limitation, information received during such party's due diligence investigation (such party receiving such information, the "Receiving Party" and such party disclosing such information, the "Disclosing Party"); except as required by law. Information will not be subject to the provisions of this Section 6.14 that (i) is or becomes publicly available other than as a result of a breach by the Receiving Party; (ii) is or becomes available on a non-confidential basis from a source that is not prohibited by contract or law from disclosing such information to the Receiving Party; or (iii) was known by the Receiving Party prior to the disclosure thereof by the Disclosing Party other than by means that would be a violation of this Section 6.14 had it been in effect at the time of disclosure. The parties acknowledge and agree that any breach of this Section 6.14 by a Receiving Party would cause irreparable harm to the Disclosing Party and that, in such event, such Disclosing Party shall have the right, among other things, to preliminary and injunctive relief, in addition to any other relief to which such party may be entitled. In the event that the Merger is not consummated, the Receiving Party shall promptly return all such written information provided by the Disclosing Party or its representatives or agents and destroy any copies or notes derived therefrom. To the extent that any terms or provisions of the Pre-Existing NDA conflict with the terms and provisions herein, this Section 6.14 will control.

  6.15 Board of Directors of Parent. Parent shall take all actions necessary to ensure that, as of the Effective Time, the individuals designated by the Company prior to the Closing are properly installed as directors of Parent, including but not limited to actions required to increase the number of directors authorized in order to accommodate such additional directors.

  6.16 Lock-up Agreements.

  (a) During the period from the date of Closing until 180 days from the Effective Time (the "Lock-up Period"), pursuant to the terms set forth in
Section 6.16(b) below, those certain holders of Parent Common Stock and Company Common Stock as are listed on Schedule 6.16 hereto (the "Lock-up Shareholders"), will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale or maintain any short position, establish or maintain an open "put equivalent position" (within the meaning of Rule 16-a-1(h) under the Exchange Act), enter into any swap, derivative transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Parent Common Stock (whether any such transaction is to be settled by delivery of Parent Common Stock, other securities, cash or other consideration) or otherwise dispose (or publicly announce its intention to do any of the foregoing) of, directly or indirectly, any Parent Common Stock, or other capital stock of Parent, or any securities convertible into, exercisable for or exchangeable for Parent Common Stock, or other capital stock of Parent that such Person currently beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, or may beneficially own, directly or indirectly in the future (the "Lock-up"), and each of the Lock-up Shareholders will execute and deliver to Company's legal counsel prior to the Closing, a lock-up agreement (the "Lock-up Agreement") substantially of the form attached hereto as Exhibit C; provided, however, that each Lock-up Agreement shall be subject to the following conditions: (i) there will be no waiver of any term or condition of a Lock-up Agreement unless a majority of the Board of Directors of Parent shall have voted in favor of such waiver, and
(ii) in the event that a waiver is obtained as to any term or condition of any Lock-up Agreement pursuant to (i) above, then such term or condition that has been so waived will automatically be waived for each Lock-up Shareholder.

  (b) During the Lock-up Period, shares of Parent Common Stock of each Lock-up Shareholder (the "Lock-up Shares") will be subject to the Lock-up in accordance with the following schedule:

    (i) Until 60 days from the Effective Time, 100% of such Lock-up Shares are subject to the Lock-up;

    (ii) From 60 days from the Effective Time until 90 days from the Effective Time, 85% of such Lock-up Shares are subject to the Lock-up;

    (iii) From 90 days from the Effective Time until 120 days from the Effective Time, 70% of such Lock-up Shares are subject to the Lock-up;

    (iv) From 120 days from the Effective Time until 150 days from the Effective Time, 50% of such Lock-up Shares are subject to the Lock-up;

    (v) From 150 days from the Effective Time until 180 days from the Effective Time, 25% of such Lock-up Shares are subject to the Lock-up;

    (vi) 180 days from the Effective Time the Lock-up Shares are no longer subject to the Lock-up.

  6.17 State Takeover Laws. If any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

                                 ARTICLE VII.

                              CLOSING CONDITIONS

  7.1 Conditions to Each Party's Obligation to Effect the Merger. The obligations of the Company, Parent, and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

  (a) Shareholder Approval. Each of the Company and Parent shall have obtained all approvals of holders of shares of capital stock of the Company or Parent, as applicable, necessary to approve this Agreement and all the transactions contemplated hereby (including the Merger).

  (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

  (c) Effective Registration Statement. The Form S-4 shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened by the SEC, and all necessary approvals under blue sky laws relating to the issuance or trading of the Parent Common Stock to be issued to the stockholders of the Company in connection with the Merger shall have been received.

  (d) No Injunctions or Restraints, Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Authority of competent jurisdiction shall be in effect and have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the provisions of this
Section 7.1(d) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 6.3 hereof shall have been the cause of, or shall have resulted in, such order or injunction.

  (e) NASDAQ Listing/Quotation of Parent Common Stock. The Parent Common Stock to be issued to the stockholders of the Company in connection with the Merger shall have been approved for listing/quotation on NASDAQ, subject only to official notice of issuance.

  (f) Dissenting Shares. The aggregate amount of Dissenting Shares shall not exceed ten percent of the total number of shares of Company Common Stock, on a fully diluted, as-converted basis (i.e., assuming issuance of all shares of Company Common Stock issuable upon the exercise or conversion of all Company Common Stock Equivalents outstanding immediately prior to the Effective Time, whether or not vested), issued and outstanding immediately prior to the Effective Time.

  7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or fulfillment at or prior to the Closing of the following conditions, any of which may be waived in whole or in part by Parent and Merger Sub in writing:

  (a) All representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which shall be true and correct in all material respects as of such specified date only).

  (b) The Company shall have performed and complied in all material respects with all the covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing; provided, however, that the performance of the covenants set forth in Section 6.16 hereof shall not be a condition to Closing.

  (c) Parent shall have received an opinion of its tax counsel, Dewey Ballantine LLP, dated the Closing Date, in form and substance reasonably satisfactory to it, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinion may be based on facts and assumptions set forth in such opinion that are consistent with the state of facts existing as of the Effective Time and on reasonably requested representation letters from Parent, the Company and others.

  7.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or fulfillment at or prior to the Closing of the following conditions, any of which may be waived in whole or in part by the Company in writing:

  (a) All representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which shall be true and correct in all material respects as of such specified date only).

  (b) Parent and Merger Sub shall have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Closing; provided, however, that the performance of the covenants set forth in Section 6.16 hereof shall not be a condition to Closing.

  (c) The Company shall have received an opinion of its tax counsel, Latham & Watkins, dated the Closing Date, in form and substance reasonably satisfactory to it, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinion may be based on facts and assumptions set forth in such opinion that are consistent with the state of facts existing as of the Effective Time and on reasonably requested representation letters from Parent, the Company and others.

  (d) The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance by each of its obligations hereunder, and the consummation by each of the transactions contemplated hereby, shall not be in conflict with or violate in any material respect, constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, give rise to any right of termination, amendment, modification, acceleration or cancellation of any material obligation or loss of any material benefit under, result in the creation of any Encumbrance other than a Permitted Encumbrance on any of the assets of Parent or Merger Sub pursuant to, or require Parent or Merger Sub to obtain any consent, waiver, approval or action of, make any filing with, or give any notice to any Person as a result or under, the terms and provisions of (i) the Parent Certificate of Incorporation, the Parent Bylaws, the Merger Sub Articles of Incorporation, or the Merger Sub Bylaws, (ii) any Contract to which Parent is a party or is bound, or (iii) any Law applicable to Parent, or any Governmental Order issued by a Governmental Authority by which Parent is in any way bound or obligated, except, in the case of clauses (ii) and (iii) of this Section, as would not, in any individual case, have a Material Adverse Effect.

  (e) No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority shall be required on the part of Parent or Merger Sub in connection with the execution and delivery by Parent or Merger Sub of this Agreement, the performance by Parent or Merger Sub of its obligations hereunder, and the consummation by Parent or Merger Sub of the transactions contemplated hereby, except (a) for those consents, waivers, approvals, orders, authorizations, registrations, qualifications, designations, declarations or filings required under or in relation to (i) the HSR Act, (ii) state securities or "blue sky" laws, (iii) the Securities Act (iv) the Exchange Act, (v) the NGCL with respect to the filing and recordation of appropriate merger documents, (vi) antitrust or merger laws of other jurisdictions; or (b) where the failure to obtain such consent, waiver, approval, order or authorization, or to make such registration, qualification, designation, declaration or filing, would not, in any individual case, reasonably be expected to have a Material Adverse Effect.

  (f) Except as has been disclosed publicly in the Parent SEC Reports, there shall be no Actions by any Person or Governmental Authority pending or known to Parent to be threatened against or relating to Parent or Merger Sub, or known to Parent to be pending or threatened against any current or former employees (in their capacity as such) of Parent, other than those which would not, in any individual case, reasonably be expected to have a Material Adverse Effect.

  (g) During the period since March 31, 2000, (a) the business of Parent and its Subsidiaries shall have been conducted only in the ordinary course, consistent with past practice, except for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and except as otherwise expressly permitted by this Agreement; (b) neither Parent nor any of its Subsidiaries shall have taken any action or omitted to take any action, or entered into any contract, agreement, commitment or arrangement to take any action or omit to take any action, which, if taken or omitted after the date hereof, would violate Section 6.1(b) or Section 6.1(d) hereof; and (c) there shall not have been, and nothing shall have occurred that would have, a Material Adverse Effect on Parent.

                                 ARTICLE VIII.

                                  TERMINATION

  8.1 Termination. This Agreement and the transactions contemplated hereby may be terminated and abandoned:

  (a) by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, at any time prior to the Closing with the mutual written consent of the other party or parties hereto;

  (b) unless the Closing has not occurred as a result of a breach of this Agreement by the party or parties seeking such termination, by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, if the Closing has not occurred on or prior to 5:00 p.m. (Eastern time) on December 31, 2000 (the "Termination Date").

  (c) by the Company if the Board of Directors of Parent agrees to accept a Superior Proposal;

  (d) by the Company if, between the date of this Agreement and the Closing Date, more than 50% of the issued and outstanding Parent Common Stock has been assigned or transferred to Persons who were not shareholders of Parent as of the date of this Agreement, or if a tender offer for such assignment or transfer of Parent Common Stock is made;

  (e) unless (i) caused by the party or parties seeking such termination or
(ii) as a result of such party's or parties' representation or warranty being or becoming untrue, upon a failure of a condition to closing under Article VII in existence as of the Closing Date; or

  (f) by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, if any Governmental Authority with jurisdiction over such matters shall have issued a final and nonappealable Governmental Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that neither the Company nor Parent and Merger Sub may terminate this Agreement pursuant to this Section 8.1(f) unless the party or parties seeking to so terminate this Agreement has used all commercially reasonable best efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the transactions contemplated by this Agreement.

  8.2 Effect of Termination. If this Agreement is terminated pursuant to
Section 8.1 hereof, this Agreement shall become null and void and none of the parties hereto shall have any further liability hereunder except that (i) the provisions of Section 6.6, Section 6.7, Section 6.12(b) and Article IX hereof generally, shall remain in full force and effect, and (ii) each party hereto shall remain liable to each other party hereto for any breach of its obligations under this Agreement prior to such termination, including, without limitation, recovery of sums paid or owed by such other party under Section
4.19 or Section 5.8 hereof, as applicable. Notwithstanding the foregoing, if either Parent or the Company breaches its obligations under this Agreement, and the shareholders of the breaching party have voted to approve the transactions contemplated by this Agreement, then the non-breaching party shall have to right to seek, and, it is agreed, shall be entitled to obtain, specific performance from the breaching party of the transactions contemplated under this Agreement, provided, however, that if such non-breaching party does not obtain such specific performance for any reason whatsoever, the breaching party shall remain liable for the breach of its obligations under this Agreement to the same extent as if the non-breaching party had not sought such specific performance.

                                  ARTICLE IX.

                           SURVIVAL; INDEMNIFICATION

  None of the representations and warranties of the Company, Parent or Merger Sub contained in this Agreement, or in any certificate, instrument or other document delivered by the Company, Parent or Merger Sub pursuant to this Agreement or in connection with the transactions contemplated hereby, shall survive the Closing. None of the covenants and agreements of the Company, Parent or Merger Sub contained in this Agreement, or in any certificate, instrument or other document delivered by the Company, Parent or Merger Sub pursuant to this Agreement or in connection with the transactions contemplated hereby, shall survive the Closing, except to the extent such covenants and agreements by their terms contemplate performance after the Closing. No claim shall be made or action brought by any party hereto after the Closing (i) for the breach of, or inaccuracy in, any representation or warranties contained in this Agreement, or in any certificate, instrument or other document delivered pursuant to this Agreement or in connection with the transactions contemplated hereby, or (ii) for the breach of any covenant or agreement contained in this Agreement, or in any certificate, instrument or other document delivered pursuant to this Agreement or in connection with the transactions contemplated hereby, except with respect to those covenants and agreements that by their terms contemplate performance after the Closing.

                                  ARTICLE X.

                                 MISCELLANEOUS

  10.1 Notices. All notices that are required or may be given pursuant to this Agreement must be in writing and delivered personally, by a recognized courier service, by a recognized overnight delivery service, by telecopy or by registered or certified mail, postage prepaid, to the parties at the following addresses (or to the attention of such other person or such other address as any party may provide to the other parties by notice in accordance with this
Section 10.1):

  if to Parent or Merger Sub, to:

    Digital Generation Systems, Inc.
    875 Battery Street
    San Francisco, CA 94111
    Attn: Lawrence D. Lenihan

  with copies to:

    Dewey Ballantine LLP
    333 South Hope Street
    Suite 3000
    Los Angeles, CA 90071
    Attn: Robert M. Smith

  if to the Company, to:

    StarGuide Digital Networks, Inc.
    300 East Second Street
    Suite 1510
    Reno, NV 89509
    Attn: Jeffrey A. Dankworth

  with copies to:

    Latham & Watkins
    1001 Pennsylvania Avenue, N.W.
    Suite 1300
    Washington, DC 20004
    Attn: Eric L. Bernthal, Esq.

  Any such notice or other communication will be deemed to have been given and received (whether actually received or not) on the day it is personally delivered or delivered by courier or overnight delivery service or sent by telecopy (receipt confirmed) or, if mailed, when actually received.

  10.2 Attorneys' Fees and Costs. If attorneys' fees or other costs are incurred to secure performance of any obligations hereunder, or to establish damages for the breach thereof or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party will be entitled to recover reasonable attorneys' fees and costs incurred in connection therewith.

  10.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Company, Parent or Merger Sub without the prior written consent of the other party or parties hereto and any purported assignment or delegation in violation hereof shall be null and void.

  10.4 Amendments and Waiver. This Agreement may not be modified or amended except in writing signed by the party or parties against whom enforcement is sought. The terms of this Agreement may be waived only by a written instrument signed by the party or parties waiving compliance. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise provided. No delay on the part of any party or parties hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Unless otherwise provided, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which the parties hereto may otherwise have at law or in equity. Whenever this Agreement requires or permits consent by or on behalf of a party or parties hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.4.

  10.5 Entire Agreement. This Agreement, the Shareholder Voting Agreements, the Pre-Existing NDA, the Lock-up Agreements, and the related documents contained as Exhibits and Schedules hereto or expressly contemplated hereby contain the entire understanding of the parties relating to the subject matter hereof and supersede all prior written or oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof. The Exhibits and Schedules to this Agreement are hereby incorporated by reference into and made a part of this Agreement for all purposes.

  10.6 Representations and Warranties Complete. The representations, warranties, covenants and agreements set forth in this Agreement, the Shareholder Voting Agreements, the Pre-Existing NDA, and the Lock-up Agreements, constitute all the representations, warranties, covenants and agreements of the parties hereto and their respective shareholders, directors, officers, employees, affiliates, advisors (including financial, legal and accounting), agents and representatives and upon which the parties have relied.

  10.7 Third Party Beneficiaries. Except as set forth below in this Section 10.7, this Agreement is made for the sole benefit of the parties hereto and nothing contained herein, express or implied, is intended to or shall confer upon any other Person any third party beneficiary right or any other legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, the parties hereto acknowledge and agree that (i) the stockholders of the Company are third party beneficiaries of the benefits under this Agreement that inure to the Company following the Closing, and, as a result, Ginsburg, the designated representative of the stockholders of the Company, or his successor, (the "Company Stockholders' Representative") shall be entitled to enforce any of the stockholders' third party beneficiary rights following the Closing for so long as any such rights remain in effect pursuant to the terms of this Agreement, and (ii) the directors and officers of the Company are third party beneficiaries of the benefits under Section 6.9 hereof that inure to such persons following the Closing, and, as a result, the directors and officers of the Company (or any of them) shall be entitled to enforce any of the third party beneficiary rights of such directors and officers following the Closing for so long as any such rights remain in effect pursuant to the terms of this Agreement.

  10.8 Governing Law. This provisions of this Agreement relating to the legal effect of the Merger will be governed by and construed and interpreted in accordance with the substantive laws of the State of Nevada, and the remainder of this Agreement will be governed by and construed and interpreted in accordance with the substantive laws of the State of California, in each case without giving effect to any conflicts of law rule or principle that might require the application of the laws of another jurisdiction.

  10.9 Neutral Construction. The parties to this Agreement agree that this Agreement was negotiated fairly between them at arms' length and that the final terms of this Agreement are the product of the parties' negotiations. Each party hereto represents and warrants that it has sought and received legal counsel of its own choosing with regard to the contents of this Agreement and the rights and obligations affected hereby. The parties hereto agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore should not be construed against any of the parties hereto on the grounds that a party drafted or was more responsible for drafting the provision(s) hereof.

  10.10 Severability. In the event that any one or more of the provisions or parts of a provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement or any other jurisdiction, but this Agreement shall be reformed and construed in any such jurisdiction as if such invalid or illegal or unenforceable provision or part of a provision had never been contained herein and such provision or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent permitted in such jurisdiction.

  10.11 Headings; Interpretation; Schedules and Exhibits. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. References to Sections or Articles, unless otherwise indicated, are references to Sections and Articles of this Agreement. The word "including" means including without limitation. Words (including defined terms) in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. The terms "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement unless otherwise specified. It is understood and agreed that neither the specifications of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter is or is not material for purposes hereof.

  10.12 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

  10.13 Counterparts. This Agreement may be executed in one or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer as of the date first above written.

                                          StarGuide Digital Networks, Inc.

                                               /s/ Jeffrey A. Dankworth
                                          By:__________________________________

                                            Name: Jeffrey A. Dankworth

                                            Title: President

                                          Digital Generation Systems, Inc.

                                                   /s/ Dan F. Dent
                                          By:__________________________________

                                            Name: Dan F. Dent

                                            Title: Chief Operating Officer

                                          SG Nevada Merger Sub Inc.

                                                   /s/ Dan F. Dent
                                          By:__________________________________

                                            Name: Dan F. Dent

                                            Title: Chief Operating Officer

                             ARTICLES OF MERGER OF
                           SG NEVADA MERGER SUB INC.
                                 WITH AND INTO
                       STARGUIDE DIGITAL NETWORKS, INC.

  Pursuant to the provisions of Nevada Revised Statutes chapter 92A, the undersigned Nevada domestic corporations, SG Nevada Merger Sub Inc. ("Merger Sub") and STARGUIDE DIGITAL NETWORKS, INC. (the "Surviving Corporation"), hereby adopt and file the following Articles of Merger for the purpose of merging Merger Sub with and into the Surviving Corporation:

  1. The name of each constituent corporation in the merger contemplated herein and the jurisdiction of their respective organizations are:

          Name of Corporation                                             State
          -------------------                                             ------
       SG NEVADA MERGER SUB INC. ........................................ Nevada
       STARGUIDE DIGITAL NETWORKS, INC. ................................. Nevada

  2. An Agreement and Plan of Merger (the "Plan of Merger") was adopted by the respective Boards of Directors of both Merger Sub and the Surviving Corporation.

  3. The Plan of Merger was approved as required by law by the unanimous written consent or written consent of a majority in voting power of the stockholders of each of Merger Sub and the Surviving Corporation.

  4. The Articles of Incorporation of the Surviving Corporation in effect on the date hereof will remain in the Articles of Incorporation of the Surviving Corporation without amendment.

  5. A copy of the complete executed Plan of Merger is on file at a place of business of the Surviving Corporation, located at 300 East Second Street, Suite 1510, Reno, Nevada 89509.

  6. The Merger shall take effect upon filing these Articles of Merger with the Nevada Secretary of State.

  IN WITNESS WHEREOF, the undersigned officers of Merger Sub and the Surviving
Corporation have executed these Articles of Merger on the    day of     ,
2000.

                                          StarGuide Digital Networks, Inc.


                                          By:__________________________________
                                                            , President

                                          SG Nevada Merger Sub Inc.


                                          By:__________________________________
                                                            , President

                               LOCK-UP AGREEMENT

DIGITAL GENERATION SYSTEMS, INC.
875 Battery Street
San Francisco, California

Ladies and Gentlemen:

  The undersigned,             , is a holder of securities of Digital
Generation Systems, Inc., a corporation organized and existing under the laws of the State of California (the "Company"), and wishes to facilitate the merger of SG Nevada Merger Sub Inc., a wholly-owned subsidiary of the Company ("Merger Sub"), with and into StarGuide Digital Networks, Inc., a corporation organized and existing under the laws of the State of Nevada ("StarGuide"), pursuant to that certain Agreement and Plan of Merger by and among the
Company, StarGuide, and Merger Sub dated as of      , 2000 (the "Agreement"
and such merger, the "Merger"). The undersigned recognizes that the Merger will be of benefit to the undersigned. The agreements set forth in this lock-up agreement are being executed and delivered by the undersigned pursuant to
Section 6.16 of the Agreement.

  In consideration of the foregoing and in order to induce StarGuide and the Company to effect the Merger, the undersigned hereby agrees (such agreement, the "Lock-Up"), for the benefit of the Company and StarGuide, that during the period beginning the date hereof and continuing to and including the date one hundred eighty (180) days after the Effective Time (as defined in the Agreement) (the "Lock-Up Period"), the undersigned will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale or maintain any short position, establish or maintain an open "put equivalent position" (within the meaning of Rule 16-a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), enter into any swap, derivative transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of Company's outstanding securities (the "Common Stock") (whether any such transaction is to be settled by delivery of Common Stock, other securities, cash or other consideration) or otherwise dispose (or publicly announce the undersigned's intention to do any of the foregoing) of, directly or indirectly, any Common Stock, or other capital stock of the Company or any securities convertible into, exercisable for or exchangeable for Common Stock, or other capital stock of the Company that the undersigned currently beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, or may beneficially own, directly or indirectly in the future (collectively, the "Lock-Up Shares").

  The undersigned acknowledges that agreements substantially the same as the Lock-Up are being executed and delivered by certain other holders of securities of the Company, as provided in the Agreement (such agreements, together with the Lock-Up, the "Shareholder Lock-Ups" and each, a "Shareholder Lock-Up"). The undersigned agrees that the Lock-Up is subject to the following conditions: (i) there will be no waiver of any term or condition of any Shareholder Lock-Up unless a majority of the Board of Directors of the Company shall have voted in favor of such waiver; and (ii) in the event that a waiver is obtained as to any term or condition of any Shareholder Lock-Up pursuant to
(i) above, then such term or condition that has been so waived will automatically be waived for each Person who has executed and delivered a Shareholder Lock-Up pursuant to Section 6.16 of the Agreement.

  During the Lock-Up Period, the Lock-Up Shares held by the undersigned will be subject to the Lock-Up in accordance with the following schedule:

    (1) Until 60 days from the Effective Time, 100% of such Lock-Up Shares are subject to the Lock-Up;

    (2) From 60 days from the Effective Time until 90 days from the Effective Time, 85% of such Lock-Up Shares are subject to the Lock-Up;

    (3) From 90 days from the Effective Time until 120 days from the Effective Time, 70% of such Lock-Up Shares are subject to the Lock-Up;

    (4) From 120 days from the Effective Time until 150 days from the Effective Time, 50% of such Lock-Up Shares are subject to the Lock-Up;

    (5) From 150 days from the Effective Time until 180 days from the Effective Time, 25% of such Lock-Up Shares are subject to the Lock-Up.

  The undersigned further: (i) authorizes the Company during the Lock-Up Period to cause the transfer agent to decline to transfer and/or to note stop transfer restrictions on the transfer books and records of the Company with respect to any Common Stock and any securities convertible into exercisable or exchangeable for Common Stock for which the undersigned is the record holder and, in the case of any such share or securities for which the undersigned is the beneficial but not the record holder, agrees to cause the record holder to cause the transfer agent to decline to transfer and/or to note stop transfer restrictions on such books and records with respect to such shares or securities; (ii) agrees, from the date hereof until the end of the Lock-Up Period, that the undersigned will not exercise and will waive his, her or its rights, if any, to require the Company to register its Common Stock and to receive notice thereof; and (iii) represents and warrants that the undersigned has full power and authority to enter into the agreements set forth herein, and that, upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned.

                                          Very truly yours,

                                          dated this    day of      , 2000.

                             Chase Securities Inc.
                                270 Park Avenue
                            New York, NY 10017-2070

                                                                   July 7, 2000
Special Committee of the
Board of Directors
Digital Generation Systems, Inc.
875 Battery Street
San Francisco, California 94111

Ladies and Gentlemen:

  You have informed us that Digital Generation Systems, Inc. ("Parent"), SG Nevada Merger Sub, Inc., a wholly-owned subsidiary of Parent ("Merger Sub"), and StarGuide Digital Networks, Inc. (the "Company") propose to enter into an Agreement and Plan of Merger (the "Agreement") which provides, among other things, that Merger Sub will be merged with and into the Company (the "Merger"), as a result of which the Company will become a wholly-owned subsidiary of Parent. As set forth more fully in the Agreement, as a result of the Merger, each outstanding share of common stock, par value of $0.001 per share, of the Company (the "Company Common Stock"), other than shares of the Company Common Stock owned by Parent, Merger Sub or any subsidiary of Parent or Merger Sub or owned by the Company or any wholly-owned subsidiary of the Company, all of which shall be canceled, will be converted into the right to receive that number of shares of validly issued, duly authorized and nonassessable common stock, with no par value, of Parent (the "Parent Common Stock") obtained by multiplying the total number of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the Agreement) (including for such purposes the total number of shares of Parent Common Stock issuable upon the conversion of any Parent Common Stock Equivalents (as defined in the Agreement) then in existence) by
1.454 and dividing that product by the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including for such purposes the total number of shares of Company Common Stock issuable upon the conversion of any Company Common Stock Equivalents (as defined in the Agreement) then in existence) (the "Exchange Ratio"). You have informed us that the Merger will be accounted for as a purchase transaction.

  You have asked us whether, in our opinion, the Exchange Ratio is fair, from a financial point of view, to Parent and its shareholders.

  In arriving at the opinion set forth below, we have, among other things:

  . reviewed a draft of the Agreement in the form provided to us and have assumed that the final form of such agreement will not vary in any regard that is material to our analysis;

  . reviewed certain publicly available business and financial information we deemed relevant relating to Parent and the respective industries in which Parent and the Company operate;

  . reviewed certain internal non-public financial and operating data provided to us by the managements of Parent and the Company relating to their respective businesses, including certain forecast and projection information, including synergy information, as to future financial results of such businesses primarily provided to us by the management of Parent;

  . discussed with members of the senior managements of Parent and the Company, Parent's and the Company's operations, historical financial statements and future prospects, before and after giving effect to the Merger, as well as their views of the business, operational and strategic benefits and other implications of the Merger and such other matters as we deemed necessary or appropriate;

  . compared the financial and operating performance of Parent and the Company with publicly available information concerning certain other companies we deemed comparable and reviewed the relevant historical stock prices and trading activity of Parent Common Stock and certain publicly traded securities of such other companies;

  . reviewed the financial terms of certain recent business combinations and acquisition transactions we deemed reasonably comparable to the Merger and otherwise relevant to our inquiry; and

  . made such other analyses and examinations as we have deemed necessary or appropriate.

  We have assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for us, or publicly available, for purposes of this opinion and have further relied upon the assurances of management of Parent and the Company that they are not aware of any facts that would make such information inaccurate or misleading. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of Parent or the Company, nor have we conducted a physical inspection of the properties and facilities of Parent or the Company. We have assumed that the financial forecast and projection information, including the synergy information, provided to or discussed with us by or on behalf of Parent and the Company have been reasonably determined on bases reflecting the best currently available estimates and judgments of the managements of Parent and the Company as to the future financial performance of such companies, including after giving effect to the Merger. We have further assumed that, in all material respects, such forecasts and projections will be realized in the amounts and times indicated thereby. We express no view as to such forecast or projection information or the assumptions upon which they were based.

  For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either of Parent or the Company are party, as contemplated by the Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to Parent of the Merger. We have further assumed that the Merger will be accounted for as a purchase transaction under United States generally accepted accounting principles and that it will qualify as a reorganization for United States federal income tax purposes. In addition, we have assumed that a Company Equity Sale (as defined in the Agreement) does not occur.

  Our opinion herein is necessarily based on market, economic and other conditions as they exist and can be evaluated on the date of this letter. Our opinion is limited to the fairness, from a financial point of view, to Parent and its shareholders of the Exchange Ratio and we express no opinion as to the merits of the underlying decision by Parent to engage in the Merger. This opinion does not constitute a recommendation to any shareholder of Parent as to how such shareholder should vote with respect to the issuance of Parent Common Stock or any other matters relating to the Merger. In addition, we express no opinion as to the prices at which Parent Common Stock will trade following the announcement or the consummation of the Merger.

  Chase Securities Inc., as part of its financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Special Committee of the board of directors of Parent in connection with the Merger and will receive a fee for our services, including for rendering this opinion, payment of a significant portion of which is contingent upon the consummation of the Merger. In addition, Parent has agreed to indemnify us for certain liabilities arising out of our engagement. As we have previously advised you, The Chase Manhattan Corporation and its affiliates, including Chase Securities Inc., in the ordinary course of business, have from time to time provided, and in the future may continue to provide, for customary compensation, commercial and investment banking services to Parent and the Company. Specifically, Chase served as lead manager in Parent's February 1996 initial public offering. In the ordinary course of business, we or our affiliates may trade or act as a market maker or broker in the debt and equity securities of Parent for our own accounts and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to Parent and its shareholders. We express no opinion, however, as to the fairness of the Exchange Ratio to Scott Ginsburg, Matthew Devine, Omar Choucair and their respective affiliated entities.

  This opinion is for the use and benefit of the Special Committee of the board of directors of Parent in its evaluation of the Merger and shall not be used for any other purpose without the prior written consent of Chase Securities Inc.

                                          Very truly yours,

                                          Chase Securities Inc.

                                 July 7, 2000

Board of Directors
Starguide Digital Networks, Inc.
5221 N. O'Connor Blvd., Suite 950
Irving, TX 75039

Members of the Board:

  We understand that Starguide Digital Networks, Inc. ("SG" or the "Company"), Digital Generation Systems, Inc. ("DG") and SG Nevada Merger Sub Inc., a wholly owned subsidiary of DG ("Merger Sub") have entered into an Agreement and Plan of Merger, dated as of July 7, 2000, (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into SG. Pursuant to the Merger, (i) SG will become a wholly owned subsidiary of DG, and (ii) each outstanding share of common stock, par value $0.001 per share (the "SG Common Stock") of SG, other than shares owned by DG or by a wholly owned subsidiary of DG or as to which dissenters rights have been perfected, will be converted into the right to receive a number of shares of common stock, without par value (the "DG Common Stock") of DG equal to the Conversion Number as defined in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to whether the consideration to be received by the holders of shares of SG Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

  For purposes of the opinion set forth herein, we have:

  (i) reviewed certain publicly available financial statements and other information of DG;

  (ii) reviewed certain internal financial statements and other financial and operating data concerning SG and DG prepared by the managements of SG and DG, respectively;

  (iii) reviewed certain financial projections prepared by the managements of SG and DG, respectively;

  (iv) discussed the past and current operations and financial condition and the prospects of SG, including information relating to the strategic, financial and operational benefits anticipated from the Merger, with senior executives of SG;

  (v) discussed the past and current operations and financial condition and the prospects of DG, including information relating to the strategic, financial and operational benefits anticipated from the Merger, with senior executives of DG;

  (vi)   reviewed the reported prices and trading activity for the DG Common
         Stock;

  (vii) compared the financial performance of the SG and DG and the prices and trading activity of DG Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (ix) participated in discussions and negotiations among representatives of the SG and DG and their financial and legal advisors;

  (x)    reviewed the Merger Agreement and certain related documents;

  (xi) considered such other factors and performed such other analyses as we have deemed appropriate.

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments for future performance of SG and DG. We have also relied upon, without independent verification, the assessment by the managements of SG and DG of: (i) the strategic, financial and other benefits expected to result from the Merger;
(ii) the timing and risks associated with the integration of SG and DG; and
(iii) the validity of, and risks associated with SG and DG's existing and future technologies, services or business models. We have not made any independent valuation or appraisal of the assets or liabilities or technology of the Company, nor have we been furnished with any such appraisals. Morgan Stanley has assumed that in connection with the receipt of all the necessary regulatory approvals for the proposed Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the Merger. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving SG.

  We have acted as financial advisor to the Board of Directors of SG in connection with this transaction and will receive a fee for our services. It is understood that this letter is for the information of the Board of Directors of SG only and may not be used for any other purpose without our prior written consent. This opinion does not in any manner address the prices at which DG's Common Stock will trade following consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the holders of SG Common Stock or DG Common Stock should vote at the shareholders' meetings held in connection with the Merger.

  Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of SG Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated

                                                   /s/ Andres Rubio

                                          By______________________________
                                            Andres Rubio
                                            Vice President

                            NEVADA REVISED STATUTES
                CHAPTER 92A--MERGERS AND EXCHANGES OF INTEREST

Sections 92A.300 -- 92A.500:

                          RIGHTS OF DISSENTING OWNERS

  NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

  (Added to NRS by 1995, 2086)

  NRS 92A.305 "Beneficial stockholder" defined. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

  (Added to NRS by 1995, 2087)

  NRS 92A.310 "Corporate action" defined. "Corporate action" means the action of a domestic corporation.

  (Added to NRS by 1995, 2087)

  NRS 92A.315 "Dissenter" defined. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

  (Added to NRS by 1995, 2087; A 1999, 1631)

  NRS 92A.320 "Fair value" defined. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

  (Added to NRS by 1995, 2087)

  NRS 92A.325 "Stockholder" defined. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

  (Added to NRS by 1995, 2087)

  NRS 92A.330 "Stockholder of record" defined. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

  (Added to NRS by 1995, 2087)

  NRS 92A.335 "Subject corporation" defined. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

  (Added to NRS by 1995, 2087)

  NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

  (Added to NRS by 1995, 2087)

  NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

  (Added to NRS by 1995, 2088)

  NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

  (Added to NRS by 1995, 2088)

  NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

  1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

  2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

  (Added to NRS by 1995, 2088)

  NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

  1. Except as otherwise provided in NRS 92A.370 and 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

    (a) Consummation of a plan of merger to which the domestic corporation is a party:

      (1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation and he is entitled to vote on the merger; or

      (2) If the domestic corporation is a subsidiary and is merged with its parent under NRS 92A.180.

    (b) Consummation of a plan of exchange to which the domestic corporation is a party as the corporation whose subject owner's interests will be acquired, if he is entitled to vote on the plan.

    (c) Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

  2. A stockholder who is entitled to dissent and obtain payment under NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

  (Added to NRS by 1995, 2087)

  NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

  1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

    (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

    (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

      (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

        (I) The surviving or acquiring entity; or

        (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

    (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

  2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

  (Added to NRS by 1995, 2088)

  NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

  1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

  2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

    (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

    (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

  (Added to NRS by 1995, 2089)

  NRS 92A.410 Notification of stockholders regarding right of dissent.

  1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

  2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

  (Added to NRS by 1995, 2089; A 1997, 730)

  NRS 92A.420 Prerequisites to demand for payment for shares.

  1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

    (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

    (b) Must not vote his shares in favor of the proposed action.

  2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

  (Added to NRS by 1995, 2089; 1999, 1631)

  NRS 92A.430 Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.

  1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

  2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

    (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

    (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

    (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

    (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

    (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

  (Added to NRS by 1995, 2089)

  NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

  1. A stockholder to whom a dissenter's notice is sent must:

    (a) Demand payment;

    (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

    (c) Deposit his certificates, if any, in accordance with the terms of the notice.

  2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

  3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

  (Added to NRS by 1995, 2090; A 1997, 730)

  NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

  1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

  2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

  (Added to NRS by 1995, 2090)

  NRS 92A.460 Payment for shares: General requirements.

  1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

    (a) Of the county where the corporation's registered office is located;
  or

    (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

  2. The payment must be accompanied by:

    (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

    (b) A statement of the subject corporation's estimate of the fair value of the shares;

    (c) An explanation of how the interest was calculated;

    (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

    (e) A copy of NRS 92A.300 to 92A.500, inclusive.

  (Added to NRS by 1995, 2090)

  NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter's notice.

  1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

  2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

  (Added to NRS by 1995, 2091)

  NRS 92A.480 Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.

  1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

  2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

  (Added to NRS by 1995, 2091)

  NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

  1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

  2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

  3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

  4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

  5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

    (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

    (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

  (Added to NRS by 1995, 2091)

  NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

  1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

  2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

    (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

    (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

  3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

  4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

  5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

  (Added to NRS by 1995, 2092)

                             FORM OF DELAWARE
                         CERTIFICATE OF INCORPORATION
                                      OF
                       DIGITAL GENERATION SYSTEMS, INC.

FIRST: The name of the Corporation is Digital Generation Systems, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, Corporation Trust Center, in the City of Wilmington, County of New Castle. The name of the registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: (A) Classes of Stock. The Company is authorized to issue Two Hundred Fifteen Million (215,000,000) shares of its capital stock, which are divided into two classes designated "Common Stock" and "Preferred Stock." The Company is authorized to issue Two Hundred Million (200,000,000) shares of common stock, no par value per share (the "Common Stock"), and Fifteen Million (15,000,000) shares of preferred stock, no par value per share (the "Preferred Stock").

  (B) Rights, Preferences and Restrictions of Preferred Stock. The shares of Preferred Stock of the Corporation may be issued from time to time in one or more classes or series thereof, the shares of each class or series thereof to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are stated and expressed herein or in the resolution or resolutions providing for the issue of such class or series, adopted by the Board of Directors of the Corporation.

  Authority is hereby expressly granted to and vested in the Board of Directors, subject to the provisions of this Fourth Article and to the limitations prescribed by the General Corporation Law of the State of Delaware, to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and with respect to each such class or series to fix by resolution or resolutions providing for the issue of such class or series the voting powers, full or limited, if any, of the shares of such class or series and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions thereof.

  The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any class or series of Preferred Stock, may increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any series subsequent to the issuance of shares in that class or series. In case the number of shares of any class or series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such class or series.

FIFTH: So long as the Corporation shall have any class of its capital stock registered pursuant to the Securities Exchange Act of 1934, as amended, no action required to be taken or which may be taken by the holders of shares of Common Stock or shares of Preferred Stock voting together as a class with the holders of Common Stock at any annual or special meeting of stockholders may be taken without a meeting, and the power of such stockholders to consent in writing, without a meeting, is specifically denied.

SIXTH: The name and mailing address of the incorporator is:

      Omar Choucair
      5221 North O'Connor Boulevard
      Suite 950
      Irving, Texas 75039

SEVENTH: The number of directors of the Corporation shall be fixed in the manner provided in the Bylaws of the Corporation, and, until changed in the manner provided in the Bylaws, shall be five. The names and mailing addresses of the persons who are to serve as directors until the first annual meeting of stockholders or until their successors are elected and qualified are as follows:

       Name                      Address
       ----                      -------
       Scott K. Ginsburg         5221 North O'Connor Boulevard
                                 Suite 950
                                 Irving, Texas 75039
       Matthew E. Devine         5221 North O'Connor Boulevard
                                 Suite 950
                                 Irving, Texas 75039
       Lawrence D. Lenihan, Jr.  5221 North O'Connor Boulevard
                                 Suite 950
                                 Irving, Texas 75039
       Michael G. Linnert        5221 North O'Connor Boulevard
                                 Suite 950
                                 Irving, Texas 75039
       David M. Kantor           5221 North O'Connor Boulevard
                                 Suite 950
                                 Irving, Texas 75039

EIGHTH: A director of the Corporation shall not, to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, be liable to the Corporation or its stockholders for monetary damages for breach of his fiduciary duty to the Corporation or its stockholders. Any repeal or amendment of this Eighth Article shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Eighth Article.

NINTH: The Corporation is authorized to provide indemnification to any person who was, is or is threatened to be made a party to a proceeding (as hereinafter defined) by reason that he (a) is or was a director, officer, employee or agent of the Corporation or (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended. Any repeal or amendment of this Ninth Article shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Ninth Article.

  As used herein, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

TENTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation shall have the power to adopt, amend or repeal the Bylaws of the Corporation.

ELEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

  The undersigned, being the incorporator named above, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is his act and deed and the facts herein stated are true, and accordingly
has hereunto set his hand this     day of             ,     .

                                          -------------------------------------
                                          Omar Choucair

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. Indemnification of Directors and Officers

  Section 317 of the California Corporations Code authorizes a corporation to indemnify any director or officer who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to obtain a judgment in its favor) because the person is or was a director or officer of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding. This indemnification is allowed only if the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. In the case of a criminal proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful. A corporation may advance expenses incurred in defending any proceeding prior to the final disposition of the proceeding if the corporation receives an undertaking by or on behalf of the director or officer to repay that amount if it is ultimately determined that the person is not entitled to be indemnified. A corporation may also indemnify a director or officer against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action by or in the right of the corporation to obtain a judgment in its favor. This indemnification is allowed only if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders.

  The decision of whether indemnification will be provided will be made by (i) a majority vote of a quorum consisting of directors who are not parties to the proceeding, (ii) if a quorum is not obtainable, by independent legal counsel in a written opinion, (iii) approval of a majority of the shareholders, excluding the shares of the person to be indemnified; or (iv) the court in which the proceeding is or was pending. A corporation must indemnify a director or officer against expenses actually and reasonably incurred to the extent the person was successful on the merits in defending the proceeding. A corporation may not provide indemnification for (i) any claim, issue or matter for which the person has been found liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless the court determines that the person is fairly and reasonably entitled to indemnification or (ii) any amounts paid in settling or expense incurred in defending a pending action that was concluded without court approval. In addition, indemnification is not allowed if it would be inconsistent with (i) a resolution of the shareholders, (ii) the company's articles of incorporation or by-laws, (iii) an agreement in effect at the time of the cause of action, or (iv) any condition expressly imposed by a court in approving a settlement.

  Additional rights to indemnification may be provided through the corporation's by-laws, agreements, vote of shareholders or disinterested directors, or otherwise to the extent those rights are authorized in the corporation's articles of incorporation. The registrant's articles of incorporation permit the registrant through its by-laws, agreements, vote of shareholders or disinterested directors, or otherwise to provide for indemnification in excess of the indemnification provided by law. The registrant's by-laws provide that the indemnification provisions in the by-laws are not exclusive of any other rights to which a person seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise. In addition, a California corporation may obtain and maintain insurance on behalf of any director or officer of the corporation for any liability asserted against him or her, whether or not the corporation has the power to indemnify him or her against liability under the California Corporations Code. The registrant provides liability insurance for its directors and officers.

ITEM 21. Exhibits and Financial Statement Schedules

  (a) Exhibits--The following are the exhibits to this Registration Statement:

 Exhibit                              Description
 -------                              -----------
  2.1    Agreement and Plan of Merger, dated July 7, 2000, by and between
         Digital Generation Systems, Inc., StarGuide Digital Networks, Inc.,
         and SG Nevada Merger Sub Inc., (included as Appendix A to the proxy statement/prospectus which is a part of this registration statement)
  5.1    Opinion of Gardere & Wynne, L.L.P.*
  8.1    Opinion of Latham & Watkins*
  8.2    Opinion of Dewey Ballantine LLP*
 15.1    Not Applicable
 23.1    Consent of KPMG LLP*
 23.2    Consent of Arthur Andersen LLP*
 23.3    Consent of Latham & Watkins**
 23.4    Consent of Dewey Ballantine LLP**
 23.5    Consent of Gardere & Wynne**
 24.1    Power of Attorney (included on signature page to Registration
         Statement)***
 99.1    Form of Proxy for Annual Meeting of DG Systems Shareholders*

--------

*  Filed herewith.

**Included in opinion.

***Previously filed.

  (b) Financial Statement Schedules--Not Applicable.

  (c) Report, Opinion or Appraisal--See Appendices C and D.

ITEM 22. Undertakings

 Undertaking Pursuant to Item 512(b)

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 Undertaking Pursuant to Item 512(g)

  (1) The undersigned registrant hereby undertakes as follows: That prior to any public re-offering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such re-offering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 of Regulation C of the Securities Act of 1933, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 Undertaking Pursuant to Item 512(h)

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 Undertakings Pursuant to Form S-4

  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on October 16, 2000.

                                          Digital Generation Systems, Inc.

                                                   /s/ Matthew E. Devine
                                          By: _________________________________
                                                     Matthew E. Devine
                                                  Chief Executive Officer
                                               (Principal Executive Officer)

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Scott K. Ginsburg and Matthew E. Devine, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments and any and all post-effective amendments and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                 Name                            Title                   Date
                 ----                            -----                   ----

                  *                    Chairman of the Board of    October 16, 2000
______________________________________  Directors
          Scott K. Ginsburg

        /s/ Matthew E. Devine          Director, Chief Executive   October 16, 2000
______________________________________  Officer (Principal
          Matthew E. Devine             Executive Officer)

                  *                    Secretary and Chief         October 16, 2000
______________________________________  Financial Officer
           Omar A. Choucair             (Principal Financial
                                        Officer and Principal
                                        Accounting Officer)

                  *                    Director                    October 16, 2000
______________________________________
       Lawrence D. Lenihan, Jr.

                  *                    Director                    October 16, 2000
______________________________________
          Michael G. Linnert

                  *                    Director                    October 16, 2000
______________________________________
           David M. Kantor

   /s/ Matthew E. Devine

*By: _______________________

     Matthew E. Devine

      Attorney-in-Fact

                               INDEX TO EXHIBITS

 Exhibit                              Description
 -------                              -----------
  2.1    Agreement and Plan of Merger, dated July 7, 2000, by and between
         Digital Generation Systems, Inc., StarGuide Digital Networks, Inc.,
         and SG Nevada Merger Sub Inc., (included as Appendix A to the proxy statement/prospectus which is a part of this registration statement)


  5.1    Opinion of Gardere & Wynne, L.L.P.*


  8.1    Opinion of Latham & Watkins*


  8.2    Opinion of Dewey Ballantine LLP*


 15.1    Not Applicable


 23.1    Consent of KPMG LLP*


 23.2    Consent of Arthur Andersen LLP*


 23.3    Consent of Latham & Watkins**


 23.4    Consent of Dewey Ballantine LLP**


 23.5    Consent of Gardere & Wynne, L.L.P.**


 24.1    Power of Attorney (included on signature page to Registration
         Statement)***


 99.1    Form of Proxy for Annual Meeting of DG Systems Shareholders*

--------

*  Filed herewith.

**Included in opinion.

*** Previously filed.